Registration No. 333-113835

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CABELA’S INCORPORATED

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5940	20-0486586
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Cabela Drive

Sidney, Nebraska 69160

(308) 254-5505

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Registrant’s Principal Executive Offices)

Dennis Highby

Chief Executive Officer

Cabela’s Incorporated

One Cabela Drive

Sidney, Nebraska 69160

(308) 254-5505

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,

of Agent For Service)

With copies to:

Michael M. Hupp, Esq.	Richard G. Clemens, Esq.	Morton A. Pierce, Esq.
Lyneth T. Rhoten, Esq.	Brian J. Fahrney, Esq.	Frank R. Adams, Esq.
Koley Jessen P.C., A Limited Liability Organization 1125 South 103rd Street, Suite 800 Omaha, Nebraska 68124 (402) 390-9500	Sidley Austin Brown & Wood LLP Bank One Plaza 10 South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective time until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 7, 2004

9,375,000 Shares

Cabela’s Incorporated

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $15.00 and $17.00 per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “CAB”. We are selling 6,250,000 shares of common stock and the selling stockholders are selling 3,125,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

The underwriters have an option to purchase a maximum of 1,406,250 additional shares from the selling stockholders to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

	Price to Public		Underwriting Discounts and Commissions		Proceeds to Cabela’s Incorporated		Proceeds to Selling Stockholders
Per Share		$		$		$		$
Total	$		$		$		$

Delivery of the shares of common stock will be made on or about             , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	JPMorgan

Wachovia Securities

Stephens Inc.	William Blair & Company

The date of this prospectus is                     , 2004

World's Foremost Outfitter®

Multi-Channel Retail Model

Retail

Cabela's large-format destination retail stores

Cabela's key catalog titles

Direct

Fully-integrated internet retailing operation

WORLD'S FOREMO
Cabe
HUNTING,
AND OUTDO
SINCE

WORLD'S FOREMO

Hunting • Fishing

Owatonna, MN display

Sidney, NE gunroom

Hamburg, PA restaurant

Kearney, NE camouflage clothing

Welcome To
Cabela's

OST OUTFITTER®

• *Outdoor Gear*

Hamburg, PA flyshop

Mitchell, SD camping

Kansas City, KS interior

Dundee, MI fishing

i

Dealer Prospectus Delivery Obligation

Until                     , 2004 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. We urge you to read the entire prospectus carefully, including the “Risk Factors” section beginning on page 7 and our consolidated financial statements and related notes, before you decide whether to invest in our common stock. Cabela’s®, Cabela’s Club®, World’s Foremost Outfitter®, World’s Foremost Bank®, and Bargain Cave® are registered trademarks that we own. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

Overview

We are the nation’s largest direct marketer, and a leading specialty retailer, of hunting, fishing, camping and related outdoor merchandise. Since our founding in 1961, Cabela’s® has grown to become one of the most well-known outdoor recreation brands in the United States, and we have long been recognized as the World’s Foremost Outfitter®. Through our established direct business and our growing number of destination retail stores, we believe we offer the widest and most distinctive selection of high quality outdoor products at competitive prices while providing superior customer service. We operate as an integrated multi-channel retailer, offering our customers a seamless shopping experience through our catalogs, website and destination retail stores, thereby capitalizing on our strong brand recognition. We also issue the Cabela’s Club® VISA credit card through which we offer a related customer loyalty rewards program as a vehicle for strengthening our customer relationships.

Our extensive product offering consists of approximately 235,000 stock keeping units, or SKUs, and includes hunting, fishing, marine and camping merchandise, casual and outdoor apparel and footwear, optics, vehicle accessories, gifts and home furnishings with an outdoor theme. Our direct business uses catalogs and the Internet to increase brand awareness and generate customer orders via the mail, telephone and the Internet. In fiscal 2003, we circulated over 100 million catalogs with over 60 separate titles and received approximately 46.6 million visits to our website. We opened our first destination retail store in 1987 and currently operate nine destination retail stores, including our large-format destination retail stores which are 150,000 square feet or larger.

We have a long history of revenue growth and profitability. Over the past five fiscal years we have achieved compound annual revenue growth of 16% with revenue of $1.4 billion in fiscal 2003, and compound annual operating income growth of 18% with operating income of $84.9 million in fiscal 2003.

Competitive Strengths

•	We have a multi-channel retailing model that provides a seamless shopping experience.

•	We have a highly recognized and established brand within the hunting, fishing, camping and related outdoor recreation market.

•	We offer the widest and most distinctive selection of high quality products at competitive prices in the outdoor recreation market.

•	We have an appealing and highly productive destination retail store model.

•	We operate a compelling customer loyalty program through our profitable financial services business.

•	We have long-standing and experienced senior executive management and merchandising teams.

Growth Strategy

We plan to continue to grow our destination retail store base, our direct business and our financial services business while growing our profits by:

•	Continuing to open new destination retail stores;

•	Expanding our direct business;

•	Improving our operating efficiencies and store productivity; and

•	Expanding the reach of our brand and target market through complementary opportunities.

Risks Related to Our Business

Our business is subject to numerous risks which are discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. For example, if we cannot successfully implement our destination retail store expansion strategy, our growth and profitability would be adversely impacted. In addition, we face intense competition in the outdoor recreation and casual apparel and footwear markets. We are also subject to risks relating to disruption of merchandise from our vendors and our ability to obtain economic development packages from local and state governments in connection with the expansion of our retail business. In addition, we face a number of risks relating to our financial services business, including limited availability of financing, variation in funding costs and increased capital requirements for the business. Our financial services business could also be adversely affected by changes in interest rates and by economic downturns that result in higher charge-offs.

We were initially incorporated as a Nebraska corporation in 1965 and were reincorporated as a Delaware corporation in January of 2004. Our principal executive offices are located at One Cabela Drive, Sidney, Nebraska 69160. Our telephone number is (308) 254-5505. You can access our website at www.cabelas.com. Information contained on our website or that can be accessed through our website is not a part of this prospectus.

The Offering

Common stock offered by us	6,250,000 shares

Common stock offered by the selling stockholders	3,125,000 shares

Common stock to be outstanding after this offering, including 13,524,708 shares of non-voting common stock	64,770,136 shares

Proposed New York Stock Exchange symbol	“CAB”

Use of proceeds

We intend to use the estimated net proceeds from this offering to continue to build and open new destination retail stores and to repay amounts outstanding under our revolving credit facility at the time of this offering.

We will not receive any of the proceeds from the sale of shares of common stock offered for the account of the selling stockholders. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Unless otherwise noted, the information in this prospectus assumes a 3.67 for one stock split to be effected prior to completion of this offering.

Unless otherwise noted, the number of shares to be outstanding after this offering assumes no exercise of the over-allotment option granted to the underwriters and excludes:

•	3,884,695 shares of our common stock issuable upon the exercise of common stock options granted by us with exercise prices ranging from $3.41 to $16.00 and a weighted average exercise price of $10.63 per share; and

•	3,273,640 shares of our common stock reserved and available for issuance under our stock option plans and our employee stock purchase plan.

Summary Consolidated Financial Data

The following table sets forth summary consolidated historical financial and operating data for our company. The historical results presented below are not necessarily indicative of the results to be expected for any future period. The consolidated balance sheet data as of our first fiscal quarter end 2004, as adjusted, gives effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses and the application of the estimated net proceeds as described in “Use of Proceeds.” You should read this information in conjunction with “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the consolidated financial statements, the unaudited interim consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year (1)			First Fiscal Quarter (1)
	2001	2002	2003	2003	2004
	(dollars in thousands, except share and per share data and average sales per gross square foot)
Statement of Operations Data:
Revenue:
Direct sales	$787,170	$867,799	$924,296	$189,169	$205,824
Retail sales	262,330	305,791	407,238	59,985	90,535
Financial services revenue(2)	27,329	46,387	58,278	11,479	16,447
Other revenue(3)	770	4,604	2,611	1,670	1,111

Total revenue	1,077,599	1,224,581	1,392,423	262,303	313,917
Cost of revenue	662,186	735,445	827,528	158,972	188,675

Gross profit	415,413	489,136	564,895	103,331	125,242
Selling, general and administrative expenses	353,462	413,135	479,964	97,016	112,539

Operating income	61,951	76,001	84,931	6,315	12,703
Interest income	404	443	408	186	114
Interest expense	(7,307)	(8,413)	(11,158)	(2,762)	(2,020)
Other income(4)	4,387	4,708	5,612	987	1,580

Income before provision for income taxes	59,435	72,739	79,793	4,726	12,377
Provision for income taxes	21,020	25,817	28,402	1,649	4,331

Net income	38,415	46,922	51,391	3,077	8,046
Basic earnings per share	$0.77 (5)	$0.94	$0.99	$0.06	$0.14
Diluted earnings per share	$0.71	$0.88	$0.93	$0.06	$0.14
Weighted average basic shares outstanding	44,919,703	49,899,203	52,059,926	49,899,203	56,835,580
Weighted average diluted shares outstanding	53,741,726	53,399,546	55,306,294	53,645,774	58,840,662

Other Data:
Number of catalogs mailed (000’s)	83,520	96,723	103,976	35,846	37,043
Number of destination retail stores (at end of period)	7	8	9	8	9
Total gross square footage (at end of period)	707,868	893,810	1,140,709	893,810	1,140,709
Average sales per gross square foot(6)	$367	$381	$386	65	78
Comparable store sales growth(7)	3.8%	3.7%	2.4%	(6.6%)	6.7%
Depreciation and amortization	$17,355	$23,539	$26,715	6,517	7,186
Capital expenditures	47,257	53,387	72,972	5,991	7,194
Purchases of marketable securities(8)	13,768	32,821	18,201	3,559	5,676
EBITDA(9)	83,693	104,248	117,258	13,819	21,469
EBITDA margin(10)	7.8%	8.5%	8.4%	5.3%	6.8%

Selected Cash Flow Data(11):
Net cash flows from operating activities	$69,373	$55,692	$67,236	$(91,385)	$(96,657)
Net cash flows from investing activities	(71,678)	(84,510)	(93,718)	(11,744)	(9,024)
Net cash flows from financing activities	84,336	97,699	40,427	(15,610)	(8,745)

	Fiscal Year (1)			First Fiscal Quarter (1)		First Fiscal Quarter 2004 As Adjusted
	2001	2002	2003	2003	2004
	(dollars in thousands)

Selected Balance Sheet Data (as of end of period):
Cash and cash equivalents(12)	$109,755	$178,636	$192,581	$59,897	$78,155	$168,155
Working capital	100,082	188,229	228,580	197,294	239,777	329,777
Total assets	646,690	834,968	963,553	776,872	915,223	1,005,223
Total debt	62,545	161,452	142,651	160,934	141,765	141,765
Total stockholders’ equity	212,075	259,530	372,515	262,685	384,039	474,039

(1)	Our fiscal years are based on the 52-53 week period ending on the Saturday closest to December 31. Our fiscal years 2001 and 2002 consisted of 52 weeks and our fiscal year 2003 consisted of 53 weeks. Our first fiscal quarter ends on the Saturday closest to March 31. Our first fiscal quarter consisted of 13 weeks in fiscal 2003 and fiscal 2004.
(2)	On March 23, 2001, we purchased the remaining 50% ownership interest in Cabela’s Card, LLC that we did not previously own and formed a new wholly-owned banking subsidiary, World’s Foremost Bank, N.A. The financial results of the bank were consolidated with our results beginning March 23, 2001.
(3)	Other revenue consists primarily of revenue from our real estate and travel businesses.
(4)	Other income primarily consists of interest earned on economic development bonds, gains on sales of marketable securities and equity in undistributed net earnings (losses) of equity method investees.
(5)	For purposes of computing basic earnings per share, net income has been reduced by $3.9 million for accumulated preferred stock dividends. In September, 2001, all outstanding shares of cumulative redeemable convertible preferred stock were converted to non-voting common stock which is reflected in diluted earnings per share.
(6)	Average sales per gross square foot includes sales and square footage of stores that are open at the beginning of the period and at the end of the period.
(7)	Stores are included in our comparable store sales base the first day of the month following the fifteen month anniversary of its opening or expansion by greater than 25% of total square footage.
(8)	This amount consists primarily of purchases of economic development bonds, the proceeds of which are used to construct our destination retail stores. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Retail Store Expansion”.
(9)	When we use the term “EBITDA”, we are referring to net income minus interest income plus interest expense, income taxes and depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also use EBITDA to determine our compliance with some of the covenants under our revolving credit facility.

EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for net income, operating income, cash flows from operating, investing or financing activities or any other measure calculated in accordance with generally accepted accounting principles. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or capital commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business and we rely primarily on our GAAP results and use EBITDA only supplementally.

The following table reconciles EBITDA to net income:

	Fiscal Year (1)			First Fiscal Quarter (1)
	2001	2002	2003	2003	2004
	(dollars in thousands)
Net income	$38,415	$46,922	$51,391	$3,077	$8,046
Depreciation and amortization	17,355	23,539	26,715	6,517	7,186
Interest income	(404)	(443)	(408)	(186)	(114)
Interest expense	7,307	8,413	11,158	2,762	2,020
Income taxes	21,020	25,817	28,402	1,649	4,331

EBITDA	$83,693	$104,248	$117,258	$13,819	$21,469

(10)	EBITDA margin is defined as our consolidated EBITDA as a percentage of our consolidated sales.
(11)	As discussed in Note 21 to our consolidated financial statements and Note 12 to our unaudited interim consolidated financial statements, we have restated our consolidated statements of cash flows. All periods presented herein reflect this change. The restatement reflects the change in bank overdrafts as a cash flow from financing activities rather than as a cash flow from operating activities as previously reported and the change to reflect the proceeds from new securitizations and origination of credit card loans held for sale, net of collections as cash flows from operating activities rather than as a cash flow from investing activities as previously reported. The restatement did not have an impact on our consolidated balance sheets or statements of income.
(12)	World’s Foremost Bank had $34.4 million, $35.0 million and $77.2 million of cash at fiscal year end 2001, 2002 and 2003, respectively, and $34.3 million and $39.3 million at the end of the first fiscal quarter of 2003 and at the end of the first fiscal quarter of 2004, respectively, which is included in our consolidated cash and cash equivalents. Due to regulatory restrictions our ability to use this cash for non-banking operations, including for working capital for our direct or retail businesses or for destination retail store expansion, may be limited. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Bank Dividend Limitations and Minimum Capital Requirements”.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could suffer significantly. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Merchandising Business

If we cannot successfully implement our destination retail store expansion strategy, our growth and profitability would be adversely impacted.

Since January 1, 1998, we have increased the number of our destination retail stores from two, totaling 124,000 square feet, to nine, totaling 1,141,000 square feet. We currently plan to open a 175,000 square foot destination retail store in Wheeling, West Virginia in 2004 and one additional destination retail store in each of Ft. Worth, Texas, and Buda, Texas, by the end of 2005. Our ability to open new destination retail stores in a timely manner and operate them profitably depends on a number of factors, many of which are beyond our control, including:

•	our ability to manage the financial and operational aspects of our retail growth strategy;

•	our ability to identify suitable locations, including our ability to gather and assess demographic and marketing data to determine consumer demand for our products in the locations we select;

•	our ability to negotiate economic development packages with local and state governments where our new destination retail stores would be located;

•	our ability to properly assess the implications of economic development packages and customer density to project the profitability of potential new destination retail store locations;

•	our ability to secure required governmental permits and approvals;

•	our ability to hire and train skilled store operating personnel, especially management personnel;

•	the availability of construction materials and labor and the absence of significant construction delays or cost overruns;

•	our ability to provide a satisfactory mix of merchandise that is responsive to the needs of our customers living in the areas where new destination retail stores are built;

•	our ability to supply new destination retail stores with inventory in a timely manner;

•	our competitors building or leasing stores near our destination retail stores or in locations we have identified as targets for a new destination retail store;

•	general economic and business conditions affecting consumer confidence and spending and the overall strength of our business; and

•	the availability of financing on favorable terms.

We may not be able to sustain the growth in the number of our destination retail stores, the revenue growth historically achieved by our destination retail stores or to maintain consistent levels of profitability in our retail business, particularly as we expand into markets now served by other large-format sporting goods retailers and mass merchandisers. In particular, new destination retail stores typically generate lower operating margins because pre-opening costs are fully expensed in the year of opening and because fixed costs, as a percentage of sales, are higher. In addition, the substantial management time and resources which our destination retail store expansion strategy requires may result in disruption to our existing business operations which may harm our profitability.

Our continued retail expansion will result in a higher number of destination retail stores, which could adversely affect the desirability of our destination retail stores and harm the operating results of our retail business and reduce the revenues of our direct business.

As the number of our destination retail stores increases, our stores will become more highly concentrated in the geographic regions we serve. As a result, the number of customers and related sales at individual stores may decline and the average amount of sales per square foot at our stores may be reduced. In addition, as we open more destination retail stores and as our competitors open stores with similar formats, our destination retail store format may become less unique and may be less attractive to customers as tourist and entertainment shopping locations. If either of these events occurs, the operating results of our retail business could be adversely affected. The growth in the number of our destination retail stores may also draw customers away from our direct business. If we are unable to properly manage the relationship between our direct business and our retail business, the revenues of our direct business could be adversely affected.

Our failure to successfully manage our direct business could have a material adverse effect on our operating results and cash flows.

In the first fiscal quarter of 2004, our direct business accounted for 69.5% of the total sales in our direct and retail businesses. Our direct business is subject to a number of risks and uncertainties, some of which are beyond our control, including the following:

•	our inability to properly adjust the fixed costs of a catalog mailing to reflect subsequent sales of the products marketed in the catalog;

•	lower and less predictable response rates for catalogs sent to prospective customers;

•	increases in U.S. Postal Service rates, paper costs and printing costs resulting in higher catalog production costs and lower profits for our direct business;

•	failures to properly design, print and mail our catalogs in a timely manner;

•	failures to introduce new catalog titles;

•	failures to timely fill customer orders;

•	changes in consumer preferences, willingness to purchase goods through catalogs or the Internet, weak economic conditions and economic uncertainty, and unseasonable weather in key geographic markets;

•	increases in software filters that may inhibit our ability to market our products through e-mail messages to our customers and increases in consumer privacy concerns relating to the Internet;

•	changes in applicable federal and state regulation, such as the Federal Trade Commission Act, the Children’s Online Privacy Act, the Fair Credit Reporting Act and the Gramm-Leach-Bliley Act;

•	breaches of Internet security; and

•	failures in our Internet infrastructure or the failure of systems of third parties, such as telephone or electric power service, resulting in website downtime, customer care center closures or other problems.

Any one or more of these factors could result in lower-than-expected revenues for our direct business. These factors could also result in increased costs, increased merchandise returns, slower turning inventories, inventory write-downs and working capital constraints. Because our direct business accounts for a significant portion of our total revenues, any performance shortcomings experienced by our direct business would likely have a material adverse effect on our operating results and cash flows.

Intense competition in the outdoor recreation and casual apparel and footwear markets could reduce our revenues and profitability.

The outdoor recreation and casual apparel and footwear markets are highly fragmented and competitive. We compete directly or indirectly with the following categories of companies:

•	other specialty retailers that compete with us across a significant portion of our merchandising categories through direct or retail businesses, such as Bass Pro Shops, Gander Mountain, Orvis, The Sportsman’s Guide and Sportsman’s Warehouse;

•	large-format sporting goods stores and chains, such as The Sports Authority, Galyan’s, Dick’s Sporting Goods and Big 5 Sporting Goods;

•	mass merchandisers, warehouse clubs, discount stores and department stores, such as Wal-Mart and Target; and

•	casual outdoor apparel and footwear retailers, such as L.L. Bean, Land’s End and REI.

Many of our competitors have a larger number of stores, and some of them have substantially greater market presence, name recognition and financial, distribution, marketing and other resources, than we have. In addition, if our competitors reduce their prices, we may have to reduce our prices in order to compete. Furthermore, some of our competitors have been aggressively building new stores in locations with high concentrations of our direct business customers. As a result of this competition, we may need to spend more on advertising and promotion. Some of our mass merchandising competitors, such as Wal-Mart, do not currently compete in many of the product lines we offer. If these competitors were to begin offering a broader array of competing products, or if any of the other factors listed above occurred, our revenues could be reduced or our costs could be increased, resulting in reduced profitability.

We depend on vendors and service providers to operate our business and any disruption of their supply of products and services could have an adverse impact on our revenues and profitability.

We depend on a number of vendors and service providers to operate our business, including:

•	vendors to supply our merchandise in sufficient quantities at competitive prices in a timely manner;

•	outside printers and catalog production vendors to print and mail our catalogs and to convert our catalogs to digital format for website posting;

•	shipping companies, such as United Parcel Service, the U.S. Postal Service and common carriers, for timely delivery of our catalogs, shipment of merchandise to our customers and delivery of merchandise from our vendors to us and from our distribution centers to our stores;

•	telephone companies to provide telephone service to our in-house customer care centers;

•	communications providers to provide our Internet users with access to our website and a website hosting service provider to host and manage our website; and

•	software providers to provide software and related services to run our operating systems for our direct and retail businesses.

Any disruption in these services could have a negative impact on our ability to market and sell our products, and serve our customers. Our ten largest vendors collectively represented approximately 20.1% of our total purchases in fiscal 2003. If we are unable to acquire suitable merchandise or lose one or more key vendors, we may not be able to offer products that are important to our merchandise assortment. We are also subject to risks, such as the unavailability of raw materials, labor disputes, union organizing activity, strikes, inclement weather, natural disasters, war and terrorism, and adverse general economic and political conditions, that might limit our vendors’ ability to provide us with quality merchandise on a timely basis. We have no contractual arrangements providing for continued supply from our key vendors and our vendors may discontinue selling to us at any time.

We may not be able to develop relationships with new vendors, and products from alternative sources, if any, may be of a lesser quality and more expensive than those we currently purchase. Any delay or failure in offering products to our customers could have an adverse impact on our revenues and profitability.

Political and economic uncertainty and unrest in foreign countries where our vendors are located could adversely affect our operating results.

Approximately 55% of our merchandise is obtained directly from vendors located in foreign countries, with approximately 27% of our merchandise being obtained from vendors located in China and Japan. In addition, we believe that a significant portion of our other vendors obtain their products from foreign countries that may also be subject to political and economic uncertainty. We are subject to risks and uncertainties associated with changing economic and political conditions in foreign countries where our vendors are located, such as:

•	increased import duties, tariffs, trade restrictions and quotas;

•	work stoppages;

•	economic uncertainties (including inflation);

•	adverse foreign government regulations;

•	wars, fears of war and terrorist attacks and organizing activities;

•	adverse fluctuations of foreign currencies; and

•	political unrest.

We cannot predict when, or the extent to which, the countries in which our products are manufactured will experience any of the above events. Any event causing a disruption or delay of imports from foreign locations, would likely increase the cost or reduce the supply of merchandise available to us and would adversely affect our operating results, particularly if imports of our private label merchandise were adversely affected as our margins are higher on our private label merchandise.

Due to the seasonality of our business, our annual operating results would be adversely affected if our revenues during the third and fourth fiscal quarters were substantially below expectations.

We experience seasonal fluctuations in our revenues and operating results. Historically, we have realized a significant portion of our revenues and substantially all of our earnings for the year during the third and fourth fiscal quarters, with a majority of the revenues and earnings for these quarters realized in the fourth fiscal quarter. In fiscal 2003, we generated 23.8% and 39.4% of our revenues, and 19.9% and 68.1% of our net income, in the third and fourth fiscal quarters, respectively. We incur significant additional expenses in the third and fourth fiscal quarters due to higher customer purchase volumes and increased staffing. If we miscalculate the demand for our products generally or for our product mix during these two quarters, our revenues could decline, which would harm our financial performance. In addition, abnormally warm weather conditions during the third and fourth fiscal quarters can reduce sales of many of the products normally sold during this time period and inclement weather can reduce store traffic or cause us to temporarily close stores causing a reduction in revenues. Because a substantial portion of our operating income is derived from our third and fourth fiscal quarter revenues, a shortfall in expected third and fourth fiscal quarter revenues would cause our annual operating results to suffer significantly.

A decline in discretionary consumer spending could reduce our revenues.

Our revenues depend on discretionary consumer spending, which may decrease due to a variety of factors beyond our control, including:

•	unfavorable general business conditions;

•	increases in interest rates;

•	increases in inflation;

•	war, terrorism or fears of war or terrorism;

•	increases in consumer debt levels and decreases in the availability of consumer credit;

•	adverse or unseasonable weather conditions;

•	adverse changes in applicable laws and regulations;

•	increases in taxation;

•	adverse unemployment trends; and

•	other factors that adversely influence consumer confidence and spending.

Our customers’ purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our revenues would decline.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

Our future success depends to a significant degree on the skills, experience and efforts of Dennis Highby, our President and Chief Executive Officer, and other key personnel including our senior executive management and merchandising teams. With the exception of our Chairman, Richard N. Cabela, and our Vice Chairman, James W. Cabela, none of these persons have employment agreements other than our Management Change of Control Severance Agreements. We do not carry key-man life insurance on any of our executives or key management personnel. In addition, our corporate headquarters is located in a sparsely populated rural area which may make it difficult to attract and retain qualified individuals for key management positions. The loss of the services of any of these individuals or the inability to attract and retain qualified individuals for our key management positions could cause our operating results to suffer.

Our business depends on our ability to meet our labor needs and if we are unable to do so, our destination retail store expansion strategy may be delayed and our revenue growth may suffer.

Our success depends on hiring, training, managing and retaining quality managers, sales associates and employees in our destination retail stores and customer care centers. Our corporate headquarters, distribution centers, return center and some of our destination retail stores are located in sparsely populated rural areas. It may be difficult to attract and retain qualified personnel, especially management and technical personnel, in these areas. Competition for qualified management and technical employees could require us to pay higher wages or grant above market levels of stock compensation to attract a sufficient number of employees. If we are unable to attract and retain qualified personnel as needed, the implementation of our destination retail store expansion strategy may be delayed and our revenue growth may suffer.

Our sales tax collection policy for our direct business may expose us to the risk that we may be assessed for unpaid sales taxes which would harm our operating results and cash flows.

Many states have attempted to require that out-of-state direct marketers, whose only contacts with the state are solicitations and delivery to their residents of products purchased through the mail or the Internet, collect sales taxes on the sale of these products. The U.S. Supreme Court has held that these states, absent congressional legislation, may not impose tax collection obligations on out-of-state direct marketers unless the out-of-state direct marketer has created nexus with the state. Nexus generally is created by the physical presence of the direct marketer, its agents or its property within the state. Our sales tax collection policy for our direct business is to collect sales tax in states where our direct business has established nexus. Prior to the opening of a destination retail store, we have historically sought a revenue ruling from the state in which the store will be located as to whether our direct business will have nexus with that state as a result of the store opening. Some states have enacted legislation that requires sales tax collection by direct marketers with no physical presence in that state. In some instances, the legislation assumes nexus exists because of the physical presence of an affiliated entity engaged in the same line of business. We expect that we will challenge the application of this legislation to us but we may not prevail. Also, if Congress enacts legislation permitting states to impose these sales tax collection obligations, if the U.S. Supreme Court modifies or reverses its position or if we are otherwise required to collect additional sales taxes by state tax authorities, we could be subject to assessments, penalties and interest for uncollected sales taxes, and demands for prospective collection of these taxes in amounts which could be material. If any of these events occur, they may have a material adverse effect on our operating results and cash flows.

Our destination retail store expansion strategy may result in our direct business establishing nexus with additional states which may cause our direct business to pay additional income and sales taxes and have an adverse effect on the profitability and cash flows of our direct business.

As we open destination retail stores in additional states, the necessary relationship between the retail stores and the direct business may be deemed by state tax authorities to create nexus for state income and sales taxation of our direct business in these states. This could result in a significant increase in the tax collection and payment obligations of our direct business which would have an adverse effect on the profitability and cash flows of the direct business. These sales tax collection obligations would increase the total cost of our products to our customers. This increased cost could negatively effect the sales of our direct business or cause us to reduce the underlying prices for the products sold through our direct business. If either of these events occur, they would also have an adverse effect on the profitability and cash flows of our direct business.

We must successfully order and manage our inventory to reflect customer demand and anticipate changing consumer preferences and buying trends or our revenues and profitability will be adversely affected.

Our success depends upon our ability to successfully manage our inventory and to anticipate and respond to merchandise trends and customer demands in a timely manner. We cannot predict consumer preferences with certainty and they may change over time. We usually must order merchandise well in advance of the applicable selling season. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing product trends or changes in prices. If we misjudge either the market for our merchandise or our customers’ purchasing habits, our revenues may decline significantly and we may not have sufficient quantities of merchandise to satisfy customer demand or we may be required to mark down excess inventory, either of which would result in lower profit margins. In addition, as we implement our destination retail store expansion strategy, we will need to construct additional distribution centers or expand the size of our existing distribution centers to support our growing number of destination retail stores. If we are unable to find suitable locations for new distribution centers or to timely integrate new or expanded distribution centers into our inventory control process, we may not be able to deliver inventory to our destination retail stores in a timely manner which could have an adverse effect on the revenues and cash flows of our retail business.

A natural disaster or other disruption at our distribution centers or return facility could cause us to lose merchandise and be unable to effectively deliver to our direct customers and destination retail stores.

We currently rely on distribution centers in Sidney, Nebraska, Prairie du Chien, Wisconsin and Mitchell, South Dakota to handle our distribution needs. We also operate a return center in Oshkosh, Nebraska. Any natural disaster or other serious disruption to these centers due to fire, tornado or any other calamity could damage a significant portion of our inventory, and materially impair our ability to adequately stock our destination retail stores, deliver merchandise to customers and process returns to vendors and could result in lost revenues, increased costs and reduced profits.

We are planning substantial systems changes in support of our direct business and destination retail store expansion that might disrupt our supply chain operations.

Our success depends on our ability to source merchandise efficiently through appropriate management information and operational systems and procedures. We are planning modifications to our technology that will involve updating or replacing our systems with successor systems during the course of several years, including changes to the sortation systems at our distribution centers, updating of the planning and labor scheduling software for our destination retail stores and improvements to our customer relationship management system. There are inherent risks associated with replacing or modifying these systems, including supply chain disruptions that could affect our ability to deliver products to our stores and our customers. We may be unable to successfully launch these new systems, the launch of these new systems could result in supply chain disruptions or the actual cost may exceed the estimated cost of these new systems, each of which could have an adverse effect on our revenues and profitability.

Our failure to obtain or negotiate economic development packages with local and state governments could cause us to significantly alter our destination retail store strategy or format and could adversely affect our revenues, cash flows and profitability.

We have received economic development packages from many of the local and state governments where our destination retail stores are located. We may not be able to obtain similar economic development packages in the future. The failure to obtain similar economic development packages in the future could cause us to significantly alter our destination retail store strategy or format. As a result, we could be forced to invest less capital in our stores which could have an adverse effect on our ability to construct the stores as attractive tourist and entertainment shopping destinations, possibly leading to a decrease in revenues or revenue growth. In addition, the failure to obtain similar economic development packages for stores built in the future would have an adverse impact on our cash flows and on the return on investment in these stores.

The failure of properties to generate sufficient taxes to amortize economic development bonds owned by us that relate to the development of such properties would have an adverse impact on our cash flows and profitability.

We often purchase economic development bonds issued by state or local governmental entities in connection with the development of our destination retail stores. The proceeds of these bonds are then used to fund the construction and equipping of new destination retail stores and related infrastructure development. The repayments of principal and interest on these bonds are typically tied to sales, property or lodging taxes generated from the related destination retail store and, in some cases, from other businesses in the surrounding area, over periods which range between 20 and 30 years. However, the governmental entity from which we purchase the bonds is not otherwise liable for repayment of principal and interest on the bonds to the extent that the associated taxes are insufficient to pay the bonds. At the time we purchase these bonds, we make estimates of the discounted future cash flow streams they are expected to generate in the form of interest and principal payments. Because these cash flows are based primarily on future property or sales tax collections at our destination retail stores and other facilities (which in many cases may not be operating at the time we make our estimates), these estimates are inherently subjective and the probability of ultimate realization is highly uncertain. If sufficient tax revenue is not generated by the subject properties, we will not receive the full amount of the expected payments due under the bonds which would have an adverse impact on our cash flows and profitability.

Our failure to comply with the terms of current economic development agreements could result in our repayment of grant money or other adverse consequences that would affect our cash flows and profitability.

The economic development packages which we have received in connection with the construction of our current stores have, in some instances, contained forfeiture provisions and other remedies in the event we do not fully comply with the terms of the economic development agreements. Among the terms which could trigger these remedies are the failure to maintain certain employment and wage levels, failure to timely open and operate a destination retail store and failure to develop property adjacent to a destination retail store. As of fiscal year end 2003, the total amount of grant funding subject to repayment pursuant to a specific contractual remedy was $18.5 million. Portions of three of our destination retail stores, such as wildlife displays and museums, are subject to forfeiture provisions. In addition, there are 41 acres of undeveloped property subject to forfeiture. Other remedies that have been included in some economic development agreements are loss of priority to tax payments supporting the repayment of bonds held by us. Where specific remedies are not set forth, the local governments would be entitled to pursue general contract remedies. A default by us under these economic development agreements could have an adverse effect on our cash flows and profitability.

We may incur costs from litigation or increased regulation relating to products that we sell, particularly tree stands and firearms, which could adversely affect our revenues and profitability.

We may incur damages due to lawsuits relating to products we sell. Since the beginning of 2001, we have been named as a defendant in 56 product liability lawsuits, including 20 lawsuits which allege that tree stands we sold failed and caused physical injuries. Tree stands are seating platforms used by hunters to elevate themselves in a tree. We are currently a defendant in 9 lawsuits relating to tree stands. In addition, sales of firearms and ammunition represented approximately 5% of our revenues during fiscal 2003. We may incur losses due to lawsuits, including potential class actions, relating to our performance of background checks on firearms purchases and compliance with other sales laws as mandated by state and federal law. We may also incur losses from lawsuits relating to the improper use of firearms or ammunition sold by us, including lawsuits by municipalities or other organizations attempting to recover costs from manufacturers and retailers of firearms and ammunition. Our insurance coverage and the insurance provided by our vendors for certain products they sell to us may be inadequate to cover claims and liabilities related to products that we sell. In addition, claims or lawsuits related to products that we sell or the unavailability of insurance for product liability claims, could result in the elimination of these products from our product line reducing revenues. If one or more successful claims against us are not covered by or exceed our insurance coverage, or if insurance coverage is no longer available, our available working capital may be impaired and our operating results could be adversely affected. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our profitability and on future premiums we would be required to pay on our insurance policies.

Current and future government regulation may negatively impact demand for our products and our ability to conduct our business.

Federal, state and local laws and regulations can affect our business and the demand for products. These laws and regulations include:

•	Federal Trade Commission regulations governing the manner in which orders may be solicited and prescribing other obligations in fulfilling orders and consummating sales;

•	laws and regulations that prohibit or limit the sale, in certain states and localities, of certain items we offer such as firearms, black powder firearms, ammunition, bows, knives and similar products;

•	The Bureau of Alcohol, Tobacco, Firearms and Explosives governing the manner in which we sell firearms and ammunition;

•	laws and regulations governing hunting and fishing;

•	laws and regulations relating to the collecting and sharing of non-public customer information; and

•	U.S. customs laws and regulations pertaining to proper item classification, quotas, payment of duties and tariffs, and maintenance of documentation and internal control programs which relate to importing taxidermy which we display in our destination retail stores.

Changes in these laws and regulations or additional regulation could cause the demand for and sales of our products to decrease. Moreover, complying with increased or changed regulations could cause our operating expenses to increase. This could adversely affect our revenues and profitability.

Our inability or failure to protect our intellectual property could have a negative impact on our operating results.

Our trademarks, service marks, copyrights, patents, trade secrets, domain names and other intellectual property are valuable assets that are critical to our success. Effective trademark and other intellectual property protection may not be available in every country in which our products are made available. The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brands or goodwill and cause a decline in our revenues. Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to enter into royalty or licensing agreements. As a result, any such claim could have an adverse effect on our operating results.

Failure to successfully integrate any business we acquire could have an adverse impact on our profitability.

We may from time to time acquire businesses which we believe to be complementary to our business. Acquisitions may result in difficulties in assimilating acquired companies and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to successfully integrate operations that we acquire, including their personnel, financial systems, distribution, operations and general operating procedures. If we fail to successfully integrate acquisitions, we could experience increased costs associated with operating inefficiencies which could have an adverse effect on our profitability.

Risks Related to Our Financial Services Business

We may experience limited availability of financing or variation in funding costs for our financial services business, which could limit growth of the business and decrease our profitability.

Our financial services business requires a significant amount of cash to operate. These cash requirements will increase if our credit card originations increase or if our cardholders’ balances or spending increase. Historically, we have relied upon external financing sources to fund these operations, and we intend to continue to access external sources to fund our growth. A number of factors such as our financial results and losses, changes within our organization, disruptions in the capital markets, our corporate and regulatory structure, interest rate fluctuations, general economic conditions and accounting and regulatory changes and relations could make such financing more difficult or impossible to obtain or more expensive.

We have been, and will continue to be, particularly reliant on funding from securitization transactions for our financial services business. Securitization funding sources include both a commercial paper conduit facility and fixed and floating rate term securitizations. Our commercial paper conduit facility expires in March of 2005 and our first term securitization expires in November of 2006. A failure to renew this facility, to resecuritize the term securitizations as they mature or to add additional commercial paper conduit capacity on favorable terms as it becomes necessary could increase our financing costs and potentially limit our ability to grow our financial services business. Unfavorable conditions in the asset-backed securities markets generally, including the unavailability of commercial bank liquidity support or credit enhancements, such as financial guaranty insurance, could have a similar effect.

Furthermore, even if we are able to securitize our credit card receivables consistent with past practice, poor performance of our securitized receivables, including increased delinquencies and credit losses, lower payment rates or a decrease in excess spreads below certain thresholds, could result in a downgrade or withdrawal of the ratings on the outstanding securities issued in our securitization transactions, cause early amortization of these securities or result in higher required credit enhancement levels. This could jeopardize our ability to complete other securitization transactions on acceptable terms, decrease our liquidity and force us to rely on other potentially more expensive funding sources, to the extent available, which would decrease our profitability.

We may have to reallocate capital from our direct and retail businesses to meet the capital needs of our financial services business, which could alter our destination retail store expansion program.

Our bank subsidiary must satisfy the capital maintenance requirements of government regulators and its agreement with VISA International, Inc., or VISA. A variety of factors could cause the capital requirements of our bank subsidiary to exceed our ability to generate capital internally or from third party sources. For example, government regulators or VISA could unilaterally increase their minimum capital requirements. Also, we have significant potential obligations in the form of the unused credit lines of our cardholders. As of May 31, 2004, these unfunded amounts were approximately $5.3 billion. Draws on these lines of credit could materially exceed predicted line usage. In addition, the occurrence of certain events, such as significant defaults in payment of securitized receivables or failure to comply with the terms of securitization covenants, may cause previously completed securitization transactions to amortize earlier than scheduled or be reclassified as a liability for financial accounting purposes, both of which would have a significant effect on our ability to meet the capital maintenance requirements of our bank subsidiary, as affected off-balance sheet loans would immediately be recorded on our consolidated balance sheet and would be subject to regulatory capital requirements. If any of these factors occur, we may have to contribute capital to our bank subsidiary, which may require us to raise additional debt or equity capital and/or divert capital from our direct and retail businesses, which in turn could significantly alter our destination retail store expansion strategy.

It may be difficult to sustain the historical growth and profitability of our financial services business, and we will be subject to various risks as we attempt to grow the business.

We may not be able to retain existing cardholders, grow account balances or attract new cardholders and the profits from our financial services business could decline, for a variety of reasons, many of which are beyond our control, including:

•	credit risk related to the loans we make to cardholders and the charge-off levels of our credit card accounts;

•	lack of growth of potential new customers generated by our direct and retail businesses;

•	liquidity and funding risk relating to our ability to create the liquidity necessary to extend credit to our cardholders and provide the capital necessary to meet the requirements of government regulators and VISA; and

•	operational risk related to our ability to acquire the necessary operational and organizational infrastructure, manage expenses as we expand, and recruit management and operations personnel with the experience to run an increasingly complex and highly regulated business.

Economic downturns and social and other factors could cause our credit card charge-offs and delinquencies to increase, which would decrease our profitability.

Economic downturns generally lead to increased charge-offs and credit losses in the consumer finance industry, which would cause us to experience increased charge-offs and delinquencies in our credit card receivables portfolio. An economic downturn can hurt our financial performance as cardholders default on their balances or carry lower balances. A variety of social and other factors also may cause changes in credit card use, payment patterns and the rate of defaults by cardholders. These social factors include changes in consumer confidence levels, the public’s perception of the use of credit cards, changing attitudes about incurring debt and the stigma of personal bankruptcy. Additionally, credit card accounts tend to exhibit a rising trend in credit loss and delinquency rates between 18 to 30 months after they are issued. If the rate of growth in new account generation slows, the proportion of accounts in the portfolio that have been open for between 18 to 30 months will increase and the percentage of charge-offs and delinquencies may increase. Our underwriting criteria and product design may be insufficient to protect the growth and profitability of our financial services business during a sustained period of economic downturn or recession or a material shift in social attitudes, and may be insufficient to protect against these additional negative factors.

The performance of our financial services business may be negatively affected by the performance of our merchandising businesses.

Negative developments in our direct and retail businesses could affect our ability to grow or maintain our financial services business. We believe our ability to maintain cardholders and attract new cardholders is highly correlated with customer loyalty to our merchandising businesses and to the strength of the Cabela’s® brand. In addition, transactions on cardholder accounts produce loyalty points which the cardholder may apply to future purchases from us. Adverse changes in the desirability of products we sell, negative trends in retail customer service and satisfaction or the termination or modification of the loyalty program could have a negative impact on our bank subsidiary’s ability to grow its account base and to attract desirable co-branding opportunities with third parties.

Changes in interest rates could have a negative impact on our earnings.

In connection with our financial services business, we borrow money from institutions and accept funds by issuing certificates of deposit, which we then lend to cardholders. We earn interest on the cardholders’ account balances, and pay interest on the certificates of deposit and borrowings we use to fund those loans. Changes in these two interest rates affect the value of the assets and liabilities of our financial services business. If the rate of interest we pay on borrowings increases more (or more rapidly) than the rate of interest we earn on loans, our net interest income, and therefore our earnings, could fall. Our earnings could also be adversely affected if the rates on our credit card account balances fall more quickly than those on our borrowings. In addition, as of the end of the first fiscal quarter of 2004, approximately 35% of our cardholders did not maintain balances on their credit card accounts. We do not earn any interest from these accounts but do earn other fees from these accounts such as VISA interchange fees. In the event interest rates rise, the spread between the interest rate we pay on our borrowings and the fees we earn from these accounts will change and our profitability will be adversely affected.

Fluctuations in the value of our interests in our securitizations relating to our financial services business may adversely affect our earnings.

In connection with our securitizations relating to our financial services business, we retain certain interests in the assets included in the securitization. These interests are carried in our consolidated financial statements at fair value and include our retained interest, or a “transferor interest,” in the securitized receivables, an “interest only strip” which represents our right to receive excess cash available after repayment of all amounts due to the investors, and in some cases Class B certificates which are subordinate to the investors certificates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Card Loan Receivable Securitizations”, Note 2 to our consolidated financial statements and Note 3 to our unaudited interim consolidated financial statements. The fair value of these retained interests depends upon income earned on these interests which is affected by many factors not within our control, including the performance of the securitized loans, interest paid to the holders of securitization securities, credit losses and transaction expenses. The value of our interests in the securitizations will vary over time as the amount of receivables in the securitized pool and the performance of those loans fluctuate. The performance of the loans included in our securitizations is subject to the same risks and uncertainties that affect the loans that we have not securitized, including, among others, increased delinquencies and credit losses, economic downturns and social factors, interest rate fluctuations, changes in government policies and regulations, competition, expenses, dependence upon third-party vendors, fluctuations in accounts and account balances, and industry risks.

Risks Related to this Offering

Our officers, directors and substantial stockholders may be able to exert significant control over our future direction and may act in a manner that is adverse to your interests.

After this offering, Richard N. Cabela, James W. Cabela, McCarthy Group Inc., J.P. Morgan Capital Corp., and persons and entities related to them, will in the aggregate control approximately 68.9% of our outstanding common stock and non-voting common stock. Accordingly, these stockholders will be able to exert significant influence over:

•	the election of our board of directors;

•	our management and policies; and

•	the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

These stockholders and their affiliates will also be able to exert significant influence over a change in our control or an amendment to our certificate of incorporation or bylaws. In addition, we have granted these stockholders registration rights covering all shares of our stock that they own. Their interests may conflict with the interests of other holders of common stock and they may take actions affecting us with which you disagree.

Some of our officers, directors and principal stockholders, or persons or entities related to them, have entered into transactions with us or may from time to time in the future enter into transactions with us. As a result, these persons may have interests that are different from, or in addition to, their interests as stockholders in our company. Such transactions may adversely affect our results of operations or financial condition.

A large number of shares of our total outstanding common stock may be sold into the market in the near future, which could cause the market price of our common stock to be negatively affected.

Immediately after the closing of this offering, we will have 51,245,428 shares of common stock and 13,524,708 shares of non-voting common stock outstanding. Of these shares, 9,375,000 shares to be sold in this offering will be freely tradable, unless purchased by our affiliates. All of our directors and executive officers and most of our stockholders, including McCarthy Group, Inc. and J.P. Morgan Capital Corp. and related persons and entities, have entered into lock-up agreements. Immediately following this offering, these holders collectively will own 49,286,742 shares of our common stock and 13,524,708 shares of non-voting common stock. See “Shares Available for Future Sale—Sale of Restricted Shares and Lock-up Agreements”. When the lock-up period expires, or if Credit Suisse First Boston LLC consents in its sole discretion to an earlier sale, the holders will in general be entitled to sell these shares in the public market, subject to the requirements of Rule 144 under the Securities Act of 1933.

After this offering, the holders of 34,897,037 shares of our common stock and 13,524,708 shares of non-voting common stock will have rights, subject to some limited conditions, to demand that we include their shares in registration statements that we file on their behalf, on our behalf or on behalf of other stockholders.

Sales of a substantial number of shares of our common stock, or the perception that these sales may occur, could have a negative effect on our stock price. In addition to the adverse effect a price decline could have on holders of our common stock, such a decline would likely impede our ability to raise additional capital through the issuance of additional shares of our common stock or other equity securities.

Our stock price may be volatile. As a result, investors in our common stock may not be able to resell their shares at or above the public offering price.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations among the underwriters, the selling stockholders and us. You may not be able to resell your shares at or above the initial public offering price and may suffer a loss on your investment.

The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline, perhaps substantially, following this offering, including:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by securities analysts;

•	our inability to meet or exceed securities analysts’ estimates or expectations;

•	our inability to execute our destination retail store expansion strategy;

•	conditions or trends in our industry;

•	the competitive environment;

•	changes in the market valuations of other retail companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;

•	capital commitments;

•	additions or departures of key personnel; and

•	sales of common stock.

Many of these factors are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our operating performance.

Our certificate of incorporation and bylaws, as well as Delaware law, contain provisions that may inhibit potential acquisition bids, discourage merger offers or prevent changes in our management, which may adversely affect the market price of our common stock.

We have adopted provisions in our certificate of incorporation and bylaws that will become effective upon the closing of this offering and that could delay or prevent a change in control, such as:

•	requiring consent of two-thirds of our stockholders to effect certain amendments to our certificate of incorporation;

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares to thwart a takeover attempt;

•	prohibiting our stockholders from acting by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	prohibiting the use of cumulative voting for the election of directors;

•	permitting our bylaws to be amended by the affirmative vote of the holders of at least two-thirds of the outstanding shares of our voting stock;

•	limiting the ability of our stockholders to call special meetings and establishing advance notice provisions for nominations for election to the board of directors or for proposing matters to be acted upon at meetings of stockholders; and

•	classifying our board of directors so that only one-third of our directors are elected each year, so that it would take three successive annual meetings to replace all of the directors.

Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for our company. Upon completion of this offering, we will be subject to Section 203, which regulates corporate acquisitions and limits the ability of a holder of 15% or more of our stock from acquiring the rest of our stock. Under Delaware law, a corporation may opt out of the anti-takeover provisions but we do not intend to do so.

These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction even if such a transaction may be desired by our stockholders.

Because we do not plan to pay cash dividends in the foreseeable future, investors must look solely to stock appreciation for a return on their investment in us.

We do not anticipate paying cash dividends to the holders of our common stock in the foreseeable future. In addition, we are required to comply with covenants under our credit agreements that limit our ability to pay dividends. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

You will experience immediate and substantial dilution by investing in our common stock.

The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock immediately after this offering. Purchasers of common stock in this offering will suffer immediate and substantial dilution. Any common stock you purchase in this offering would have had as of the end of the first fiscal quarter of 2004 a net tangible book value per share of $8.62 less than the initial public offering price, assuming an initial public offering price of $16.00 per share. If additional shares are sold by the underwriters following exercise of their over-allotment option, or if outstanding options to purchase shares of common stock are exercised, you will incur further dilution.

Our management will have broad discretion regarding the use of proceeds from this offering.

We estimate that we will receive net proceeds from this offering of approximately $90.0 million. We intend to use the net proceeds to continue to build and open new destination retail stores and to repay amounts outstanding under our credit facility at the time of this offering. Our management will have broad discretion regarding how we use the proceeds of this offering and the occurrence of unforeseen events or changes in business conditions could result in the application of the net proceeds from this offering in a manner other than described in this prospectus, and you may disagree with the way these funds are utilized.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our beliefs, assumptions and expectations of future events, taking into account the information currently available to us. All statements other than statements of current or historical fact contained in this prospectus are forward-looking statements. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. In addition to the risks discussed under “Risk Factors” in this prospectus, factors that could contribute to these differences include, but are not limited to:

•	expansion into new markets;

•	market saturation due to new destination retail store openings;

•	the rate of growth of general and administrative expenses associated with building a strengthened corporate infrastructure to support our growth initiatives;

•	increasing competition in the outdoor segment of the sporting goods industry;

•	the cost of our products;

•	supply and delivery shortages or interruptions;

•	adverse weather conditions which impact demand for our products;

•	fluctuations in our quarterly results;

•	adverse economic conditions;

•	labor shortages or increased labor costs;

•	changes in consumer preferences and demographic trends;

•	increased government regulation; and

•	inadequate protection of our intellectual property.

The words “believe,” “may,” “should,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “plan,” “strive” and similar statements are intended to identify forward-looking statements. Given the risks and uncertainties surrounding forward-looking statements, you should not place undue reliance on these statements.

Our forward-looking statements speak only as of the date of this prospectus. Other than as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $90.0 million from the sale by us of 6,250,000 shares of common stock in this offering, based upon an assumed initial public offering price of $16.00 per share and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

We intend to use the net proceeds from this offering to continue to build and open new destination retail stores as well as to repay the amount outstanding under our $230 million unsecured revolving credit facility. As of June 4, 2004 the amount outstanding was approximately $15.0 million and we expect the amount outstanding will be approximately $23.0 million to $26.0 million immediately prior to completion of this offering. We expect to open one destination retail store in 2004 and two destination retail stores in 2005 with the cost of each store ranging from $45 million to $70 million. The revolving credit facility requires that the proceeds of any public offering be used to repay any amounts outstanding under the facility. The revolving credit facility expires on June 30, 2007, and has a LIBOR-based rate of interest plus a spread of between 0.80% and 1.425% based upon our achievement of certain cash flow leverage ratios.

The foregoing represents our current intentions based upon our current plans and business condition. We will have broad discretion in the application of the net proceeds from this offering, and the occurrence of unforeseen events or changes in business conditions could result in the application of the net proceeds from this offering in a manner other than described in this prospectus. Pending application of the net proceeds, we intend to invest the net proceeds in short-term, interest bearing, investment grade securities.

DIVIDEND POLICY

Since our inception, we have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, future financing agreements and other factors as our board of directors deems relevant. In addition, our revolving credit facility and our senior notes restrict our ability to pay dividends to our stockholders based upon our prior year’s consolidated EBITDA and our consolidated net worth, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources — Credit Facilities and Other Indebtedness”.

CAPITALIZATION

The following table sets forth our capitalization as of the end of the first fiscal quarter of 2004 on an actual basis and on an as adjusted basis. The as adjusted presentation assumes the sale by us of 6,250,000 shares of our common stock at an assumed initial public offering price of $16.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses and the application of the net proceeds as described under “Use of Proceeds”.

You should read this table in conjunction with the “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	First Fiscal Quarter End 2004
	Actual	As Adjusted
	(dollars in thousands)

Cash and cash equivalents(1)	$78,155	$168,155

Revolving credit facilities(2)	—	—
Current portion of long-term debt	2,932	2,932
Long-term debt:
4.95% unsecured senior notes	125,000	125,000
Other unsecured notes	7,508	7,508
Other unsecured debt	6,325	6,325

Total debt	141,765	141,765

Stockholders’ equity:
Common stock, $0.01 par value; 245,000,000 shares authorized; 42,534,885 shares issued and outstanding; and 50,187,760 shares issued and outstanding, as adjusted (3)	425	502
Non-voting common stock, $0.01 par value; 245,000,000 shares authorized; 14,927,582 shares issued and outstanding; and 13,524,707 shares issued and outstanding, as adjusted	149	135
Preferred stock, $0.01 par value; 10,000,000 shares authorized; no shares issued and outstanding(4)	—	—
Additional paid-in capital	113,137	203,074
Accumulated other comprehensive income	484	484
Retained earnings	269,844	269,844

Total stockholders’ equity	384,039	474,039

Total capitalization	$525,804	$615,804

(1)	World’s Foremost Bank had $39.3 million of cash at the end of the first fiscal quarter of 2004 which is included in our consolidated cash and cash equivalents. Due to regulatory restrictions our ability to use this cash for non-banking operations, including for working capital for our direct or retail businesses or for destination retail store expansion may be limited. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Bank Dividend Limitations and Minimum Capital Requirements”.
(2)	Cabela’s had a $170 million unsecured revolving credit facility and, as of the end of the first fiscal quarter of 2004, there were no outstanding borrowings under this facility. In May 2004, this facility was amended to increase the amount available to $230 million and to extend the term of the facility to June 30, 2007. In addition, our wholly-owned bank subsidiary, World’s Foremost Bank, currently has a $20 million unsecured revolving credit facility and, as of the end of the first fiscal quarter of 2004, there were no outstanding borrowings under this facility.
(3)	This amount includes 502,786 shares that are subject to vesting provisions under a Stock Restriction Agreement executed in connection with the exercise of unvested options under our 1997 Stock Option Plan.
(4)	As of the end of the first fiscal quarter of 2004, there were 10,000,000 shares, $0.01 par value, of Class C non-voting common stock authorized and no shares of Class C non-voting common stock issued and outstanding. Our Amended and Restated Certificate of Incorporation, which will be filed prior to completion of this offering, will eliminate the authorized Class C non-voting common stock and will authorize the preferred stock described herein.

DILUTION

Our net tangible book value as of the end of the first fiscal quarter of 2004 was $380.1 million or $6.61 per share of our common stock and non-voting common stock. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of common stock and non-voting common stock deemed to be outstanding at that date.

Dilution is the amount by which the price per share paid by purchasers of shares of common stock in this offering will exceed the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale by us of 6,250,000 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value as of the end of the first fiscal quarter of 2004, as adjusted, would have been approximately $470.1 million or $7.38 per share. This represents an immediate increase in net tangible book value of $0.76 per share to existing stockholders and an immediate dilution of $8.62 per share to new investors purchasing shares of common stock in this offering. If the initial public offering price is higher or lower than the assumed initial public offering price of $16.00 per share, the dilution to new stockholders will be higher or lower, respectively. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$16.00
Net tangible book value per share as of the end of the first fiscal quarter of 2004	$6.61
Increase in net tangible book value per share attributable to new investors	$0.76
As adjusted, net tangible book value per share after this offering		$7.38

Dilution per share to new investors		$8.62

The following table summarizes, on an as adjusted basis as of the end of the first fiscal quarter of 2004, the total number of shares of our common stock, the total consideration paid and the average price per share paid by existing stockholders and new investors, calculated before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Cash Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(dollars in thousands, except per share data)
Existing stockholders	54,337,467	85.3%	$113,711	43.1%	$2.09
New investors	9,375,000	14.7%	$150,000	56.9%	$16.00

Total	63,712,467	100.0%	$263,711	100.0%	$4.14

The foregoing discussion and tables are based upon the number of shares of our common stock and non-voting common stock issued and outstanding as of the end of the first fiscal quarter of 2004 and assume no exercise of outstanding options to purchase 3,723,923 shares of our common stock at a weighted average exercise price of $7.79 per share. To the extent outstanding options are exercised, there will be further dilution to new investors. See “Risk Factors”, “Capitalization”, “Management”, “Description of Capital Stock” and the notes to our consolidated financial statements included elsewhere in this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the selected historical consolidated financial and other data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited interim consolidated financial statements and the related notes included elsewhere in this prospectus and our historical consolidated financial statements and the related notes included elsewhere in this prospectus. We have derived the historical consolidated statement of operations data for our first fiscal quarter of 2003 and 2004 and the historical consolidated balance sheet data as of the end of the first fiscal quarter of 2004 from our unaudited interim consolidated financial statements contained elsewhere in this prospectus. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments which are necessary to summarize fairly our financial position and our results of operations and cash flows for the periods presented. We have derived the historical consolidated statement of operations data for our fiscal years 2001, 2002 and 2003 and the historical consolidated balance sheet data as of the end of our fiscal years 2002 and 2003 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the historical consolidated statement of operations data for our fiscal years 1999 and 2000 and the historical consolidated balance sheet data as of the end of our fiscal years 1999, 2000 and 2001 from our audited historical consolidated financial statements that are not included in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period.

	Fiscal Year (1)					First Fiscal Quarter(1)
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands, except share and per share data and average sales per gross square foot)
Statement of Operations Data:
Revenue:
Direct revenue	$643,345	$735,183	$787,170	$867,799	$924,296	$189,169	$205,824
Retail revenue	125,512	207,574	262,330	305,791	407,238	59,985	90,535
Financial services revenue(2)	—	—	27,329	46,387	58,278	11,479	16,447
Other revenue(3)	1,774	4,635	770	4,604	2,611	1,670	1,111

Total revenue	770,631	947,392	1,077,599	1,224,581	1,392,423	262,303	313,917
Cost of revenue	491,363	597,434	662,186	735,445	827,528	158,972	188,675

Gross profit	279,268	349,958	415,413	489,136	564,895	103,331	125,242
Selling, general and administrative expenses	234,970	297,986	353,462	413,135	479,964	97,016	112,539

Operating income	44,298	51,972	61,951	76,001	84,931	6,315	12,703
Interest income	509	487	404	443	408	186	114
Interest expense	(4,038)	(5,604)	(7,307)	(8,413)	(11,158)	(2,762)	(2,020)
Other income(4)	3,556	6,749	4,387	4,708	5,612	987	1,580

Income before provision for income taxes	44,325	53,604	59,435	72,739	79,793	4,726	12,377
Provision for income taxes	15,957	18,824	21,020	25,817	28,402	1,649	4,331

Net income	28,368	34,780	38,415	46,922	51,391	3,077	8,046
Less: Cumulative redeemable convertible preferred stock dividend	(3,275)	(3,569)	(3,901)	—	—	—	—

Income available to common stockholders	25,093	31,211	34,514	46,922	51,391	3,077	8,046
Basic earnings per share	$0.59	$0.74	$0.77	$0.94	$0.99	$0.06	$0.14
Diluted earnings per share	$0.55	$0.66	$0.71	$0.88	$0.93	$0.06	$0.14
Weighted average basic shares outstanding	42,308,384	42,308,384	44,919,703	49,899,203	52,059,926	49,899,203	56,835,580
Weighted average diluted shares outstanding	51,424,627	52,566,603	53,741,726	53,399,546	55,306,924	53,645,774	58,840,662

Selected Balance Sheet Data (as of end of period):
Cash and cash equivalents(5)	$42,985	$27,724	$109,755	$178,636	$192,581	$59,897	$78,155
Working capital	55,385	32,103	100,082	188,229	228,580	197,294	239,777
Total assets	332,611	426,145	646,690	834,968	963,553	776,872	915,223
Total debt	27,905	24,054	62,545	161,452	142,651	160,934	141,765
Total redeemable convertible preferred stock(6)	38,754	42,323	—	—	—	—	—
Total stockholders’ equity	98,383	129,911	212,075	259,530	372,515	262,685	384,039

	Fiscal Year (1)					First Fiscal Quarter(1)
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands, except share and per share data and average sales per gross square foot)

Other Data:
Number of catalogs mailed (000’s)	64,559	76,011	83,520	96,723	103,976	35,846	37,043
Number of destination retail stores (at end of period)	5	7	7	8	9	8	9
Total gross square footage (at end of period)	335,813	395,257	707,868	893,810	1,140,709	893,810	1,140,709
Average sales per gross square foot(7)	$357	$354	$367	$381	$386	$65	$78
Comparable store sales growth(8)	12.9%	6.2%	3.8%	3.7%	2.4%	(6.6%)	6.7%
Depreciation and amortization	$10,398	$14,681	$17,355	$23,539	$26,715	$6,517	$7,186
Capital expenditures	22,086	64,615	47,257	53,387	72,972	5,991	7,194
Purchases of marketable securities(9)	—	7,452	13,768	32,821	18,201	3,559	5,676
EBITDA(10)	$58,252	$73,402	$83,693	$104,248	$117,258	$13,819	$21,469
EBITDA margin(11)	7.5%	7.7%	7.8%	8.5%	8.4%	5.3%	6.8%

Selected Cash Flow Data(12):
Net cash flows from operating activities	$37,941	$41,329	$69,373	$55,692	$67,236	$(91,385)	$(96,657)
Net cash flows from investing activities	(28,506)	(74,383)	(71,678)	(84,510)	(93,718)	(11,744)	(9,024)
Net cash flows from financing activities	1,383	17,793	84,336	97,699	40,427	(15,610)	(8,745)

(1)	Our fiscal years are based on the 52–53 week period ending on the Saturday closest to December 31. Our fiscal years 1999, 2000, 2001 and 2002 consisted of 52 weeks and our fiscal year 2003 consisted of 53 weeks. Our first fiscal quarter ends on the Saturday closest to March 31. Our first fiscal quarter consisted of 13 weeks in fiscal 2003 and fiscal 2004.
(2)	On March 23, 2001, we purchased the remaining 50% ownership interest in Cabela’s Card, LLC that we did not previously own and formed a new wholly-owned bank subsidiary, World’s Foremost Bank, N.A. The financial results of the bank were consolidated with our results beginning March 23, 2001.
(3)	Other revenue consists primarily of revenue from our real estate and travel businesses.
(4)	Other income primarily consists of interest earned on economic development bonds, gains on sales of marketable securities and equity in undistributed net earnings (losses) of equity method investees.
(5)	World’s Foremost Bank had $34.4 million, $35.0 million and $77.2 million of cash at fiscal year end 2001, 2002 and 2003, respectively, and $34.3 million and $39.3 million at the end of the first fiscal quarter of 2003 and at the end of the first fiscal quarter of 2004, respectively, which is included in our consolidated cash and cash equivalents. Due to regulatory restrictions our ability to use this cash for non-banking operations, including for working capital for our direct or retail businesses or for destination retail store expansion, may be limited. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Bank Dividend Limitations and Minimum Capital Requirements”.
(6)	In September, 2001, all outstanding shares of cumulative redeemable convertible preferred stock were converted to non-voting common stock.
(7)	Average sales per gross square foot includes sales and square footage of stores that are open at the beginning of the period and at the end of the period.
(8)	Stores are included in our comparable store sales base the first day of the month following the fifteen month anniversary of its opening or expansion by greater than 25% of total square footage.
(9)	This amount consists primarily of purchases of economic development bonds, the proceeds of which are used to construct our destination retail stores. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Retail Store Expansion”.
(10)	When we use the term “EBITDA”, we are referring to net income minus interest income plus interest expense, income taxes and depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also use EBITDA to determine our compliance with some of the covenants under our revolving credit facility.

EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for net income, operating income, cash flows from operating, investing or financing activities or any other measure calculated in accordance with generally accepted accounting principles. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or capital commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business and we rely primarily on our GAAP results and use EBITDA only supplementally.

The following table reconciles EBITDA to net income:

	Fiscal Year (1)					First Fiscal Quarter (1)
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Net income	$28,368	$34,780	$38,415	$46,922	$51,391	$3,077	$8,046
Depreciation and amortization	10,398	14,681	17,355	23,539	26,715	6,517	7,186
Interest income	(509)	(487)	(404)	(443)	(408)	(186)	(114)
Interest expense	4,038	5,604	7,307	8,413	11,158	2,762	2,020
Income taxes	15,957	18,824	21,020	25,817	28,402	1,649	4,331

EBITDA	$58,252	$73,402	$83,693	$104,248	$117,258	$13,819	$21,469

(11)	EBITDA margin is defined as our consolidated EBITDA as a percentage of our consolidated sales.
(12)	As discussed in Note 21 to our consolidated financial statements and Note 12 to our unaudited interim consolidated financial statements, we have restated our consolidated statements of cash flows. All periods presented herein reflect this change. The restatement reflects the change in our bank overdrafts as a cash flow from financing activities rather than as a cash flow from operating activities as previously reported and the change to reflect the proceeds from new securitizations and origination of credit card loans hold for sale, net of collections as cash flows from operating activities rather than as a cash flow from investing activities as previously reported. The restatement did not have an impact on our consolidated balance sheets or statements of income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with our selected financial data and our audited consolidated financial statements and unaudited interim consolidated financial statements and their notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, including information with respect to our plans, intentions and strategies for our businesses. See “Special Note Regarding Forward-Looking Statements.” For additional information regarding some of the risks and uncertainties that affect our business and the industries in which we operate and that apply to an investment in our common stock, please read “Risk Factors.” Our actual results may differ materially from those estimated or projected in any of these forward-looking statements.

Overview

We are the nation’s largest direct marketer, and a leading specialty retailer, of hunting, fishing, camping and related outdoor merchandise. Since our founding in 1961, Cabela’s® has grown to become one of the most well-known outdoor recreation brands in the United States. Through our established direct business and our growing number of destination retail stores, we believe we offer the widest and most distinctive selection of high quality outdoor products at competitive prices while providing superior customer service. We operate as an integrated multi-channel retailer, offering our customers a seamless shopping experience through our catalogs, website and destination retail stores, thereby capitalizing on our strong brand recognition. Our extensive product offering consists of approximately 235,000 stock keeping units, or SKUs, and includes hunting, fishing, marine and camping merchandise, casual and outdoor apparel and footwear, optics, vehicle accessories, gifts and home furnishings with an outdoor theme. Our co-branded credit card provides revenue from credit and interchange fees and offers us the opportunity to enhance our merchandising business revenue by reinforcing our brand and increasing customer loyalty.

To best reflect these operations, we organize the financial reporting of our business into the following three segments:

•	Direct, which consists of our catalogs and website;

•	Retail, which consists of our destination retail stores; and

•	Financial Services, which consists of our credit card business which is managed and administered by our wholly owned bank subsidiary, World’s Foremost Bank.

In the discussion below, where we refer to our “merchandising business,” we are referring to our Direct and Retail segments, collectively. Where we refer to the “bank,” we are referring to our Financial Services segment.

We also operate various other small businesses which are not included within these segments but which we believe are an extension of our overall business strategy and enable us to offer additional products and services to our customers that further develop and leverage our brand and expertise. These businesses are aggregated under the category “Other” in this discussion and include a travel agency specializing in big-game hunting, wing shooting, fishing and trekking trips and a developer of real estate adjacent to some of our destination retail stores. Corporate and other expenses, consisting of unallocated shared-service costs and general and administrative expenses, also are included in the “Other” category. Unallocated shared-service costs include receiving, distribution and storage costs, merchandising, quality assurance costs and corporate occupancy costs. General and administrative expenses include costs associated with general corporate management and shared departmental services such as management information systems, finance, human resources and legal.

Revenue

Revenue consists of sales of our products and services. Direct revenue includes product sales ordered over the phone, by mail and through our website and includes customer shipping charges. Retail revenue includes all sales made at our destination retail stores and is driven by changes in comparable store sales at existing stores and sales at new stores. A store is included in our comparable store sales base on the first day of the month following the fifteen month anniversary of its opening or expansion by greater than 25% of total square footage. Financial Services revenue includes securitization income, interest income and interchange and other fees net of reward program costs, interest expense and credit losses from our credit card operations.

Cost of Revenue

Cost of revenue for our merchandising business includes cost of merchandise, shipping costs, inventory shrink and other miscellaneous costs. However, it does not include occupancy costs, depreciation, direct labor, or warehousing costs, which are included in selling, general and administrative expenses. Our Financial Services segment does not have costs classified as cost of revenue.

Gross Profit

We define gross profit as the difference between revenue and cost of revenue. As we discuss below, we believe that operating income presents a more meaningful measure of our consolidated operating performance than gross profit because of the following factors:

•	our Financial Services segment does not have costs classified as cost of revenue which results in a disproportionate gross profit contribution for this segment;

•	we do not include occupancy costs, depreciation, direct labor, or warehousing costs in cost of revenue, which affects comparability to other retailers who may account differently for some or all of these costs; and

•	we have historically attempted to price our customer shipping charges to generally match our shipping expenses, which reduces gross profit as a percentage of Direct revenue.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include directly identifiable operating costs and other expenses, as well as depreciation and amortization. For our Direct segment, these operating costs primarily consist of catalog development, production, and circulation costs, Internet advertising costs and order processing costs. For our Retail segment, these costs primarily consist of payroll, store occupancy, utilities and advertising costs. For our Financial Services segment, these costs primarily consist of advertising costs, third party data processing costs associated with servicing accounts, payroll and other administrative fees. Our Other expenses include shared-service costs, general and administrative expenses and the costs of operating our various other small businesses described above which are not included in any of our segments. Shared-service costs include costs for services shared by two or more of our business segments (principally our Direct and Retail segments) and include receiving, distribution and storage costs, merchandising, quality assurance costs and corporate occupancy costs. General and administrative expenses include costs associated with general corporate management and shared departmental services such as management information systems, finance, human resources and legal.

Operating Income

Operating income is defined as revenue less cost of revenue and selling, general and administrative expenses. Given the variety of segments we report and the different cost classifications inherent in each of their respective businesses, it is difficult to compare our consolidated results on the basis of gross profit. Consequently, we believe that operating income is the best metric to compare the performance and profitability of our segments to each other and to judge our consolidated performance because it includes all applicable revenue and cost items.

Trends and Opportunities

We will seek to increase our merchandising revenue by continuing to make significant investments in new destination retail stores, in initiatives to improve our website and enhance our customer database and in analysis tools to improve our catalog marketing, which is the primary form of marketing for our merchandising business.

We will seek to improve efficiency in our Direct segment by exploring new and ongoing initiatives to enhance our customer relationship management systems, including our order entry, receiving and distribution systems. We are continuing to work to maintain competitive shipping costs by improving the efficiency of our distribution channels, adding more distribution centers and continuing to automate our inventory management processes.

Over the last several years, catalog production and circulation costs have increased more rapidly than Direct revenues. This has been caused by a variety of factors, including our strategy to use our catalog as an advertising and marketing tool for our entire business, including mailing additional catalogs into markets where we have destination retail stores, the established nature of our Direct business, and an increase in competition from new brick and mortar retail stores as well the presence of our own destination retail stores in new markets. Due to the benefit the catalogs provide to our Retail business, and additional revenues in our Direct business related to increased circulation, we plan to continue to increase our catalog circulation despite this increase in cost. In order to compensate for increased costs, we plan to maximize the operating efficiencies of our Direct business by decreasing operating costs in other areas of the business, such as reducing order processing and distribution costs.

When we open a destination retail store in a new market, our Direct revenues in that market generally experience a slight decline during the first twelve months of the new store opening despite a substantial increase in our Retail revenues in that market due to the presence of our destination retail store. The new retail store serves as a marketing tool in that geographic area. As a result, in the year following the opening of the destination retail store, Direct revenues in that market normally resume their historical growth rates.

We anticipate that we will continue investing in our infrastructure to support our new destination retail stores and management information systems department to support growth in our website customer base. We expect that we will make investments in our data systems, and we expect to hire additional employees in our shared services and corporate overhead areas, in a manner appropriate to support our revenue growth.

Our new destination retail store expansion plans will require significant capital expenditures and effort. We have developed and refined our destination retail store model and we anticipate that based upon historical data and construction analyses for anticipated new destination retail stores the average initial investment to construct a large-format destination retail store will range from approximately $45 million to $70 million depending on the size of the store and the amount of public improvements necessary. This investment includes the cost of real estate, site work, public improvements such as utilities and roads, buildings, equipment, fixtures (including taxidermy) and inventory. See “—Liquidity and Capital Resources—Retail Store Expansion.” Where appropriate, we intend to continue to utilize economic development arrangements with state and local governments to offset some of these costs and improve the return on investment on new stores. We also will seek to improve our Retail segment operating performance through investments in new systems, including product analysis software, which we believe will help us analyze and expand our product margins, and store associate scheduling analysis tools, which we believe will help increase our labor efficiencies as we expand into new markets.

We anticipate that Financial Services revenue will increase as our portfolio of managed receivables matures, and we will seek to further increase Financial Services revenue by attracting new cardholders through low cost targeted marketing and enhancing our loyalty program to encourage increased customer usage of our credit cards. We also may explore the expansion of our financial services business by offering to manage co-branded VISA credit cards for selected other businesses, similar to our recent arrangements with International Speedway

Corporation and Woodworkers Supply, Inc. See “Business—Financial Services Business—Third Party Card Programs”. We will seek to control costs in our Financial Services business by managing default rates, delinquencies and charge-offs by continuing our underwriting and account management standards and practices. We anticipate that we will continue to sell our credit card loans in the securitization markets and manage those customer accounts at the bank.

In our Financial Services segment, we have experienced a downward trend in the amount of fee income as a percentage of outstanding managed credit card receivables. We believe that the reason for this trend is the increase in the number of payment options, such as payment via the Internet, which has decreased the amount of fee income collected. We do not believe that this trend will have a material effect on the results of our Financial Services segment in the future. We have also experienced an increase in interchange fee income as VISA has raised the interchange rate charged to merchants. We do not believe that this trend will have a material effect on the results of our Financial Services segment in the future.

Influences on Period Comparability

We believe that the following factors have the potential to materially impact the comparability of our results of operations if they differ from period to period:

•	New destination retail store openings. The timing and number of our new destination retail store openings will have an impact on our results. First, we incur one-time expenses related to opening each new destination retail store. New store expenses for our large-format destination retail stores, the majority of which are incurred prior to the store’s opening, have averaged approximately $5.0 million per store and are expensed as incurred. Historically, we have received support from our vendors in a variety of forms including merchandise, purchase volume discounts and cooperative advertising allowances. This support has helped to offset the cost of opening our new destination retail stores and is typically recorded in selling, general and administrative expenses, but as we begin to open more than one destination retail store in a year the support that we receive is likely to decrease on a per store basis. Second, most destination retail store expenses vary proportionately with sales, but there is also a fixed cost component, consisting primarily of occupancy costs, utilities and management overhead. These fixed costs typically result in lower store profitability when a new destination retail store opens. Due to both of these factors, a new destination retail store opening may result in temporary declines in operating income, both in dollars and/or as a percentage of sales. As the number of destination retail stores increases, the fixed costs will be spread over a broader Retail revenue base and should not represent the same disproportionate percentage of sales in the future. We plan to open one new destination retail store in 2004 and two new destination retail stores in 2005.

•	Securitization of credit card receivables. As part of our securitization of credit card receivables, we remove the credit card receivables from our balance sheet as part of the cash funding, but then record assets representing the fair value of our retained interests. When the credit card receivables are sold, a gain or loss results from the difference between the cash proceeds received and the allocated book value of credit card receivables removed from the balance sheet offset by recording the retained interests on the balance sheet. As a result, our Financial Services revenue is impacted more in the quarters in which we complete a securitization due to the initial large transfer. One component of our retained interests is credit enhancements (generally cash) provided by us as a subordinated piece of the securitization trust. At the time the credit enhancement is provided in a new transaction, the effect is a reduction to securitization income due to the write down to fair value of the credit enhancement based upon the present value discounted from the date the credit enhancement is expected to revert back to us.

During the first quarter of 2003, we completed two securitization transactions, which resulted in a reduction in securitization income of $1.3 million. We completed a securitization transaction in the second quarter of 2004 in which we sold $75.0 million of fixed rate notes and $175.0 million of floating rate notes, and estimate that it will impact securitization income for the second quarter by a reduction of approximately $2.6 million. As in 2003, we do not expect these reductions in securitization income to have a material impact on the full fiscal year 2004 results when compared to the prior full fiscal year results.

•	Rapid interest rate changes. During periods of falling interest rates, our Financial Services segment generally benefits as the variable rate of interest paid in connection with our securitization programs and borrowings generally falls more rapidly than the interest rates charged to our cardholders. During periods of rising interest rates, we generally experience the opposite effect. Interest rates have generally declined or been steady in the periods presented in our selected financial data. See “Risk Factors—Risks Related to Our Financial Services Business—Changes in interest rates could have a negative impact on our earnings.”

•	Changes in segment mix. We record direct labor expenses of our Retail segment and all of the costs of our Financial Services segment in selling, general and administrative expenses. Therefore, an increase in the revenue of those segments will generally be accompanied by an increase in selling, general and administrative expenses. In addition, as discussed above, our Financial Services segment does not have costs classified as cost of revenue. If revenues in our Retail or Financial Services segments grow at a disproportionate rate compared to our Direct segment, our results will reflect the disproportionate effect on gross profit and selling, general and administrative expenses that results from our classification of these expenses.

•	Seasonality. Our sales are seasonal in nature due to holiday buying patterns and hunting and fishing season openings across the country. Our merchandise sales are typically higher in the third and fourth quarter than in the first and second quarters. See “—Quarterly Results of Operations and Seasonal Influences.”

•	Compensation Charge. On May 1, 2004, we granted options to purchase 550,500 shares of our common stock with an exercise price of $13.34 per share. These options vest in five equal annual installments commencing on January 1, 2005. We anticipate that we will incur a compensation charge based on the difference between the initial public offering price and the exercise price. Assuming an initial offering price of $16.00 per share, this charge will be approximately $1.5 million. This charge will be amortized to expense over the vesting period of the options and we anticipate that a charge of $0.7 million, $0.4 million, $0.2 million, $0.1 million and $0.1 million will be incurred in fiscal years of 2004, 2005, 2006, 2007 and 2008, respectively.

Intercompany Allocations

In the first fiscal quarter of 2004, we implemented a change to the fees that are charged to the bank by our merchandising business for services related to originating new credit card accounts to more accurately reflect the fair market value of these services as if the bank was an independent third party. This change increases the Financial Services selling, general and administrative expenses with an offsetting reduction in the selling, general and administrative expenses of our merchandising business. We have restated our segment information to reflect the impact of this fee structure for all periods presented since March 2001, when the bank was chartered.

Recapitalization Transaction

On September 23, 2003, we entered into a recapitalization transaction pursuant to which we purchased 10,922,617 shares of our common stock from existing stockholders for a price of $13.73 per share. We funded this redemption by selling 7,063,282 shares of our common stock and 7,531,273 shares of our non-voting common stock to J.P. Morgan Partners (BHCA) and its affiliates and affiliated parties of Michael R. McCarthy, one of our directors, as well as other investors at a price of $13.73 per share. As a result of this recapitalization, we received net proceeds of approximately $47.7 million, approximately $40.1 million of which was paid out to employees in connection with a change in our deferred compensation plan that was required by the terms of the recapitalization documents and the remainder of which was used for general corporate purposes.

Results of Operations

Our fiscal year ends on the Saturday closest to December 31 and our first fiscal quarter ends on the Saturday closest to March 31. Fiscal year 2003 consisted of 53 weeks, while fiscal years 2002 and 2001 each consisted of 52 weeks. The first fiscal quarters of 2003 and 2004 each consisted of 13 weeks. Our operating results for fiscal years 2001, 2002 and 2003, and the first fiscal quarters of 2003 and 2004, expressed as a percentage of revenue, were as follows:

	Fiscal Year			First Fiscal Quarter
	2001	2002	2003	2003	2004
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	61.5	60.1	59.4	60.6	60.1

Gross profit	38.5	39.9	40.6	39.4	39.9
Selling, general and administrative expenses	32.8	33.7	34.5	37.0	35.8

Operating income	5.7	6.2	6.1	2.4	4.1
Interest income	—	—	—	0.1	—
Interest expense	(0.7)	(0.7)	(0.8)	(1.1)	(0.6)
Other income (net)	0.5	0.4	0.4	0.4	0.5

Total other expense	(0.2)	(0.3)	(0.4)	(0.6)	(0.1)

Income before provision for income taxes	5.5	5.9	5.7	1.8	4.0
Income tax expense	1.9	2.1	2.0	0.6	1.4

Net income	3.6%	3.8%	3.7%	1.2%	2.6%

Segment Information

The following table sets forth the revenue and operating income of each of our segments for fiscal years 2001, 2002 and 2003 and the first fiscal quarters of 2003 and 2004.

	Fiscal Year(1)			First Fiscal Quarter(1)
	2001	2002	2003	2003	2004
	(dollars in thousands)
Direct revenue	$787,170	$867,799	$924,296	$189,169	$205,824
Retail revenue	262,330	305,791	407,238	59,985	90,535
Financial services revenue	27,329	46,387	58,278	11,479	16,447
Other revenue	770	4,604	2,611	1,670	1,111

Total revenue	$1,077,599	$1,224,581	$1,392,423	$262,303	$313,917

Direct operating income	$128,005	$134,011	$143,996	$26,732	$30,176
Retail operating income	41,991	41,428	56,193	2,314	11,346
Financial services operating income	3,867	12,949	19,271	4,224	6,650
Other operating income (loss)	(111,912)	(112,387)	(134,529)	(26,955)	(35,469)

Total operating income	$61,951	$76,001	$84,931	$6,315	$12,703

As a Percentage of Total Revenue
Direct revenue	73.1%	70.8%	66.4%	72.1%	65.6%
Retail revenue	24.3	25.0	29.2	22.9	28.8
Financial Services revenue	2.5	3.8	4.2	4.4	5.2
Other revenue	0.1	0.4	0.2	0.6	0.4

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

As a Percentage of Segment Revenue
Direct operating income	16.3%	15.4%	15.6%	14.1%	14.7%
Retail operating income	16.0%	13.5%	13.8%	3.9%	12.5%
Financial services operating income	14.1%	27.9%	33.1%	36.8%	40.4%
Total operating income(2)	5.7%	6.2%	6.1%	2.4%	4.0%

(1)	During the first fiscal quarter of 2004, we implemented a change to the fees that are charged to the bank by our merchandising business for services related to originating new credit card accounts to more accurately reflect the market costs of these services as if the bank was an independent third party. This change increases the Financial Services selling, general and administrative expenses with an offsetting reduction in the selling, general and administrative expenses of our merchandise business. We have restated our segment information to reflect the impact of this fee structure for all periods presented since March 2001 when the bank was chartered.
(2)	The percentage set forth is a percentage of consolidated revenue rather than revenue by segment as it is based upon our consolidated operating income. A separate line item is not included for Other operating income as this amount is reflected in the total operating income amount which reflects our consolidated operating results.

For credit card receivables securitized and sold, the loans are removed from our balance sheet and the net earnings on these securitized assets after paying outside investors is reflected as a component of our securitization income on a GAAP basis. The following table summarizes the results of our credit card operations on a GAAP basis with interest and fee income, interest expense and provision for loan losses for the credit card receivables we own reported in net interest income. Non-interest income on a GAAP basis includes servicing income, gain on sales of loans and income recognized on retained interests for the entire securitized portfolio, as well as, interchange income on the entire managed portfolio.

	Fiscal Year			First Fiscal Quarter
	2001(1)	2002	2003	2003	2004
	(dollars in thousands)
Financial Services Revenue as reported in the Financial Statements:
Interest and fee income	$6,103	$5,284	$7,858	$1,698	$2,383
Interest expense	(2,470)	(3,474)	(3,226)	(881)	(762)

Net interest income	3,633	1,810	4,632	817	1,621
Non-interest income:
Securitization income(2)	34,109	60,727	74,472	13,628	20,150
Other non-interest income	7,086	14,979	19,050	4,901	5,553

Total non-interest income	41,195	75,706	93,522	18,529	25,703
Less: customer rewards cost	(17,499)	(31,129)	(39,876)	(7,867)	(10,877)

Net Financial Services revenue	$27,329	$46,387	$58,278	$11,479	$16,447

(1)	On March 23, 2001, we purchased the remaining 50% ownership interest in Cabela’s Card, LLC that we did not previously own and formed a new wholly-owned bank subsidiary, World’s Foremost Bank. The financial results of the bank were consolidated with our results beginning March 23, 2001.
(2)	For fiscal years ended 2001, 2002 and 2003, and for the first fiscal quarters of 2003 and 2004, we recognized gains on sale of credit card receivables of $6.3 million, $7.7 million, $5.9 million, $1.9 million, and $1.7 million, respectively, which are reflected as a component of securitization income.

Our “managed” credit card receivables represent credit card receivables we own plus securitized credit card receivables. Since the financial performance of the managed portfolio has a significant impact on the earnings we will receive from servicing the portfolio, we believe the following table on a “managed” basis is important information to analyze our revenue in the Financial Services business. This non-GAAP presentation reflects the financial performance of the credit card receivables we own plus those which have been sold. Interest, interchange (net of customer rewards) and fee income on both the owned and securitized portfolio is recorded in their respective line items. Interest paid to outside investors on the securitized receivables is included with other interest costs and included in interest expense. Credit losses on the entire managed portfolio are included in provision for loan losses. Although our financial statements are not presented in this manner, management reviews the performance of its managed portfolio in order to evaluate the effectiveness of its origination and collection activities, which ultimately affects the income we will receive for servicing the portfolio. The securitization of credit card loans primarily converts interest income, interchange income, credit card fees, credit losses and other income and expenses related to the securitized loans into securitization income. This managed view includes the effects of recording the retained interests at fair value.

	Fiscal Year			First Fiscal Quarter
	2001(1)	2002	2003	2003	2004
	(dollars in thousands)
Managed Financial Services Revenue:
Interest income	$28,601	$42,579	$54,412	$13,046	$16,222
Interchange income, net of customer reward costs	11,081	19,034	28,945	5,878	8,019
Other fee income	9,566	12,905	13,605	3,240	3,649
Interest expense	(13,170)	(15,352)	(21,361)	(4,851)	(5,690)
Provision for loan losses	(8,815)	(13,167)	(17,380)	(3,845)	(4,810)
Other	66	388	57	(1,989)	(943)

Net managed financial services revenue	$27,329	$46,387	$58,278	$11,479	$16,447

As a Percentage of Managed Credit Card Loans
Managed Financial Services Revenue:
Interest income	7.3%	7.9%	7.7%	8.0%	7.8%
Interchange income, net of customer reward costs	2.8	3.6	4.1	3.6	3.9
Other fee income	2.4	2.4	1.9	2.0	1.8
Interest expense	(3.3)	(2.9)	(3.0)	(3.0)	(2.7)
Provision for loan losses	(2.2)	(2.5)	(2.4)	(2.4)	(2.3)
Other	—	0.1	—	(1.2)	(0.5)

Net managed financial services revenue	7.0%	8.6%	8.3%	7.0%	8.0%

Average reported credit card loans	$42,697	$47,734	$61,850	$62,588	$71,008
Average managed credit card loans	$392,753	$536,682	$705,265	$648,891	$828,113

(1)	On March 23, 2001, we purchased the remaining 50% ownership interest in Cabela’s Card, LLC that we did not previously own and formed a new wholly-owned bank subsidiary, World’s Foremost Bank. The financial results of the bank were consolidated with our results beginning March 23, 2001.

First Fiscal Quarter 2004 Compared to First Fiscal Quarter 2003

Revenue

Revenue increased by $51.6 million, or 19.7%, to $313.9 million in the first fiscal quarter of 2004 from $262.3 million in the first fiscal quarter of 2003 as we experienced revenue growth in our merchandising business and Financial Services segment. The increase in merchandising revenue is primarily attributable to our new destination retail store and comparable store sales growth.

Direct Revenue. Direct revenue increased by $16.7 million, or 8.8%, to $205.8 million in the first fiscal quarter of 2004 from $189.2 million in the first fiscal quarter of 2003 primarily due to an increase in customer purchases or orders, particularly an increase in orders through our website and an increase in orders of new or recently introduced product categories. The number of customer orders shipped increased by 0.19 million or 11.9%, to 1.7 million in the first fiscal quarter of 2004. Circulation of our catalogs increased by 277 million pages, or 3.1%, to 9.2 billion pages in the first fiscal quarter of 2004 from 9.0 billion pages in the first fiscal quarter of 2003 as we increased customer mailings and the number of titles mailed during the period. The product categories that contributed the largest dollar volume increase to our Direct revenue growth included auto and ATV accessories, casual athletics, western apparel and slippers, and women’s and children’s casual wear with women’s and children’s casual wear being our fastest growing category in the Direct segment in the first fiscal quarter of 2004.

Retail Revenue. Retail revenue increased by $30.6 million, or 50.9%, to $90.5 million in the first fiscal quarter of 2004 from $60.0 million in the first fiscal quarter of 2003 primarily as a result of increased new store sales of $26.6 million. We also achieved an increase in comparable store sales of $4.0 million, or 6.7%, over the first fiscal quarter of 2003. The product categories that contributed the largest dollar volume increase to our Retail revenue growth included marine products, hunting equipment and firearms, and fishing tackle with our wader and cold weather boots category being our fastest growing category in the Retail segment in the first fiscal quarter of 2004.

Financial Services Revenue. Financial Services revenue increased by $5.0 million, or 43.3%, to $16.4 million in the first fiscal quarter of 2004 from $11.5 million in the first fiscal quarter of 2003 primarily as a result of an increase in securitization income of $6.5 million, and an increase in other non-interest income of $1.3 million. The increase in securitization income was primarily a result of interchange income increasing by $5.1 million as our customers’ VISA purchases increased by 34.7%. The increase in securitization income is partly due to the reduction of securitization income recorded in the first fiscal quarter of 2003 of $1.3 million, associated with two new securitization transactions completed in that period. The increase in Financial Services revenue was partially offset by an increase in customer reward costs of $3.0 million which increase proportionately with the amount of customer purchases. Compared to the first fiscal quarter of 2003, the number of active accounts grew by 18.4% to 587,510 and the average balance per active account grew by 7.6% to approximately $1,405.

Gross Profit

Gross profit increased by $21.9 million, or 21.2%, to $125.2 million in the first fiscal quarter of 2004 from $103.3 million in the first fiscal quarter of 2003. As a percentage of revenue, gross profit increased by 0.5% to 39.9% in the first fiscal quarter of 2004 from 39.4% in the first fiscal quarter of 2003 as a result of an increase in Financial Services revenue, which represented $5.0 million of the increase in gross profit and has no cost of revenue.

Merchandising Business. The gross profit of our merchandising business increased by $18.1 million, or 19.8%, to $109.4 million in the first fiscal quarter of 2004 from $91.3 million in the first fiscal quarter of 2003. As a percentage of revenue, gross profit increased by 0.3% to 36.9% in the first fiscal quarter of 2004, from 36.6% in the first fiscal quarter of 2003, due to better merchandising practices.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $15.5 million, or 16.0%, to $112.5 million in the first fiscal quarter of 2004 from $97.0 million in the first fiscal quarter of 2003. Selling, general and administrative expenses were 35.8% of revenue in the first fiscal quarter of 2004, compared to 37.0% in the first fiscal quarter of 2003. The most significant factors contributing to the increase in selling, general and administrative expenses included:

•

Selling, general and administrative expenses attributed to shared services comprised $7.3 million of the total increase in selling, general and administrative expenses and increased primarily as a result of an increase in insurance and benefits, increased professional fees, and the addition of new employees. Insurance and benefits increased by $2.7 million in the first fiscal quarter of 2004 compared to the first fiscal quarter of 2003, due to an increase in health claims of $2.0 million including some extraordinary claims, and an increase in our reserve for self-insurance of $0.7 million due to the increase in the number of employees and our claims experience. Professional fees increased by $1.9 million with increased legal fees over the first fiscal quarter of 2003. The increase in professional fees was related to accruals for potential settlements of employee related matters of $0.7 million, increases in legal fees associated with patents and trademarks for our product development of $0.4 million, an increase in accruals for patent infringement cases of $0.3 million and other professional fees related to our business expansion. Total salary and wages contributed to $1.1 million of the increase, with the addition of new employees primarily in the distribution area. Equipment and software expenses increased by $1.6 million as we purchased non-capitalizable computers and software.

•	Direct selling, general and administrative expenses comprised $1.9 million of the total increase in selling, general and administrative expense primarily as a result of an increase of $2.1 million, or 7.6%, to $29.4 million in the first fiscal quarter of 2004 from $27.3 million in the first fiscal quarter of 2003, in catalog production costs, such as printing, postage and labor, as we increased catalog circulation. The increase in catalog production costs were partially offset by a reduction of equipment and software expenses over the comparative quarter. All other Direct expenses remained generally constant as a percentage of Direct revenue.

•	Retail selling, general and administrative expenses comprised $3.8 million of the total increase in selling, general and administrative expense primarily as a result of the increase in operating costs related to new stores of $3.7 million, and an increase in advertising expenses of $1.3 million over the comparative quarter. Advertising expenses increased as a percentage of Retail revenue by 1% from 1.1% in the first fiscal quarter of 2003 to 2.1% in the first fiscal quarter of 2004 as we increased the amount of targeted advertising for certain events such as seasonal game hunting and our spring expo events. These increases were partially offset by other operating expense reductions in the Retail segment, including an increase in the amount of the reimbursement to our destination retail stores for originating approved credit card applications from $0.2 million in the first fiscal quarter of 2003 to $0.6 million in the first fiscal quarter of 2004.

•	Financial Services selling, general and administrative expenses comprised $2.5 million of the total increase in selling, general and administrative expense. This was primarily due to increased costs of third-party data processing services of $1.0 million, increased advertising expenses of $0.4 million, increased salary and benefits of $0.4 million, increased costs of credit card application fees paid to our merchandising business of $0.3 million and increased postage expense of $0.2 million. Third party services increased as a result of an increased number of credit card transactions. Advertising expenses increased as we commenced our new co-branded accounts program.

Operating Income

Operating income increased by $6.4 million, or 101.2%, to $12.7 million in the first fiscal quarter 2004 from $6.3 million in the first fiscal quarter of 2003 primarily due to the factors described above.

Interest Expense

Interest expense was $2.0 million in the first fiscal quarter of 2004 as compared with $2.8 million in the first fiscal quarter of 2003. The interest expense decrease is primarily due to a reduction in long term borrowings, the discontinuance of our employee savings plan and the changes made to our deferred compensation plan in 2003. Interest rates remained relatively constant from quarter to quarter.

Income Taxes

Our effective tax rate was 35.0% in the first fiscal quarter of 2004 as compared to 34.9% in the first fiscal quarter of 2003. We have experienced a gradual increase in our effective tax rate as we have opened stores in new states and incurred additional state income taxes.

Fiscal Year 2003 Compared to Fiscal Year 2002

Revenue

Revenue increased by $167.8 million, or 13.7%, to $1,392.4 million in fiscal 2003 from $1,224.6 million in fiscal 2002 as we experienced revenue growth in our merchandising business and Financial Services segment. Revenue for fiscal 2003 included one extra week of sales as compared to fiscal 2002. The extra week accounted for an increase of approximately 1% over fiscal 2002 revenue.

Direct Revenue. Direct revenue increased by $56.5 million, or 6.5%, to $924.3 million in fiscal 2003 from $867.8 million in fiscal 2002 primarily due to an increased number of customer purchases or orders, particularly through our website. The number of customer orders shipped increased by 7.2% from 6.4 million in 2002 to 6.9 million in 2003. Circulation of our catalogs increased by 2.2 billion pages, or 7.7%, to 31.2 billion pages in fiscal 2003 from 29.0 billion pages in fiscal 2002 as we increased customer mailings, particularly to customers located near our destination retail stores. The number of active customers, which we define as those customers who have purchased merchandise from us in the last twelve months, increased by 4.9% to approximately 4.0 million in fiscal 2003 over fiscal 2002. The product categories that contributed the largest dollar volume increase to our Direct revenue growth included women’s and children’s casual clothing, camping, and auto/ATV accessories with women’s and children’s casual clothing being our fastest growing category in the Direct segment in 2003.

Retail Revenue. Retail revenue increased by $101.4 million, or 33.2%, to $407.2 million in fiscal 2003 from $305.8 million in fiscal 2002 primarily as a result of increased new store sales of $89.4 million. We also achieved an increase in comparable store sales of 2.4%, or $6.3 million, over the prior year. The product categories that contributed the largest dollar volume increase to our Retail revenue growth by dollar volume included hunting equipment, camping equipment, optics and tree stands with women’s and children’s casual clothing being our fastest growing category in the Retail segment in 2003.

Financial Services Revenue. Financial Services revenue increased by $11.9 million, or 25.6%, to $58.3 million in fiscal 2003 from $46.4 million in fiscal 2002 primarily as a result of an increase in both the number of active accounts and the average balance for these accounts, a decline in interest rates and an increase in interchange income. During fiscal 2003, the number of active accounts grew by 20.7% to 523,458 and the average balance per active account grew by 9.0% to approximately $1,347. We believe the growth in average balance resulted from customers’ desire to receive benefits under our rewards program and due to the continued maturation of our account base.

Gross Profit

Gross profit increased by $75.8 million, or 15.5%, to $564.9 million in fiscal 2003 from $489.1 million in fiscal 2002. As a percentage of revenue, gross profit increased by 0.7% to 40.6% in fiscal 2003 from 39.9% in fiscal 2002 as a result of an increase in Financial Services revenue, which represented $11.9 million of the increase in gross profit and has no cost of revenue.

Merchandising Business. The gross profit of our merchandising business increased by $66.3 million or 15.1%, to $504.7 million in fiscal 2003 from $438.3 million in fiscal 2002. As a percentage of revenue, gross profit increased by 0.6% to 37.9% in fiscal 2003 from 37.3% in fiscal 2002 as we utilized better merchandising practices.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $66.9 million, or 16.2%, to $480.0 million in fiscal 2003 from $413.1 million in fiscal 2002. Selling, general and administrative expenses was 34.5% of revenue in fiscal 2003, compared to 33.7% in fiscal 2002. As a percentage of revenue, Direct selling, general and administrative expenses increased while Retail and Financial Services selling, general and administrative expenses remained consistent with fiscal 2002 levels. The most significant factors contributing to the increase in selling, general and administrative expenses included:

•

Selling, general and administrative expenses attributed to shared services comprised $19.7 million of the total increase in selling, general and administrative expenses and increased primarily as a result of the increased payroll and benefits of $15.3 million primarily relating to the hiring of new employees in our management information systems department. Our property taxes increased by $2.9 million, and depreciation expense increased by $1.3 million as a result of additional infrastructure. In addition an increase in the equity and interest based components of our deferred compensation plan, which is no longer available, resulted in an increase of $2.0 million in benefit expense as compared to fiscal 2002.

•	Direct selling, general and administrative expenses comprised $18.9 million of the total increase in selling, general and administrative expense and increased primarily as a result of an increase of $9.7 million, or 7.8%, in catalog production costs, such as printing, postage and labor, as we increased catalog circulation, increased payroll and benefits of $4.4 million relating to the hiring of additional employees in this segment. Our advertising expenses increased by $2.1 million, which was generally proportional to our increase in Direct revenues. Credit card interchange fees paid by us increased by $0.9 million. Interchange fees paid by us grew because more customers purchased products through our website, for which we are charged a higher interchange rate.

•	Retail selling, general and administrative expenses comprised $22.7 million of the total increase in selling, general and administrative expense and increased primarily as a result of new store operating costs of $17.6 million. Advertising expenses increased by $2.3 million in connection with new store events. Depreciation expense and property taxes increased by $2.1 million and $1.5 million, respectively, as we added new stores and related equipment. These increases were partially offset by a decrease in pre-opening expenses, as expenses incurred in fiscal 2003 were $0.9 million lower than the expenses incurred in fiscal 2002.

•	Financial Services selling, general and administrative expenses comprised $5.6 million of the total increase in selling, general and administrative expense and increased primarily as a result of increased costs of $1.7 million for third-party data processing services as a result of an increased number of credit card transactions. In addition, we incurred increased professional fees of $1.0 million, increased costs of advertising and promotional events of $0.7 million, increased postage expenses of $0.6 million and increased wages and benefits of $1.0 million as we added employees in this segment to support its growth. The credit card application fees our Financial Services segment pays to our Direct and Retail segments increased by $0.7 million from $3.9 million in the first fiscal quarter of 2003 to $4.6 million in the first fiscal quarter of 2004.

Operating Income

Operating income increased by $8.9 million, or 11.7%, to $84.9 million in fiscal 2003 from $76.0 million in fiscal 2002 primarily due to the factors described above.

Interest Expense

Interest expense was $11.2 million in fiscal 2003 as compared with $8.4 million in fiscal 2002 predominantly due to the full year impact of interest expense on our $125 million of long-term debt issued in a private placement in September 2002.

Income Taxes

Our effective tax rate was 35.6% in fiscal 2003 as compared to 35.5% in fiscal 2002. We have experienced a gradual increase in our effective tax rate as we have opened stores in new states and incurred additional state income taxes.

Fiscal Year 2002 Compared to Fiscal Year 2001

Revenue

Revenue increased by $147.0 million, or 13.6%, to $1,224.6 million in fiscal 2002 from $1,077.6 million in fiscal 2001 as we experienced revenue growth in each of our segments.

Direct Revenue. Direct revenue increased by $80.6 million, or 10.2%, to $867.8 million in fiscal 2002 from $787.2 million in fiscal 2001 primarily due to an increased number of customer purchases or orders, particularly through our website, and our acquisition of Wild Wings which contributed $7.0 million to revenue in fiscal 2002. The number of customer orders shipped increased by 7.3% from 6.0 million in 2001 to 6.4 million in 2002. Circulation of our catalogs increased by 3.5 billion pages, or 13.9%, to 29.0 billion pages in fiscal 2002 from 25.5 billion pages in fiscal 2001, as we increased customer mailings, particularly to customers located near our destination retail stores. The number of active customers increased by 6.3% to 3.8 million in fiscal 2002 over fiscal 2001. The product categories that contributed the largest dollar volume increase to our Direct revenue growth included hunting equipment and men’s outerwear, workwear, and shirts with men’s outerwear, workwear, and shirts being our fastest growing category in the Direct segment in 2002.

Retail Revenue. Retail revenue increased by $43.5 million, or 16.6%, to $305.8 million in fiscal 2002 from $262.3 million in fiscal 2001 primarily as a result of increased new store sales of $34.1 million. We also achieved an increase in comparable store sales of 3.7%, or $9.7 million, over the prior year. The product categories that contributed the largest dollar volume increase to our Retail revenue growth included hunting equipment, marine products, and camping equipment with hunting and firearms being our fastest growing category in the Retail segment in 2002.

Financial Services Revenue. Financial Services revenue increased by $19.1 million, or 69.7%, to $46.4 million in fiscal 2002 from $27.3 million in fiscal 2001 primarily as a result of an increase in both the number of active accounts and the average balance for these accounts, a decline in interest rates and an increase in interchange income. In addition, fiscal 2002 revenue reflects an entire year of fully consolidated revenue from the bank, which had operated as a joint venture until we purchased our partner’s interest in March 2001. During fiscal 2002, the number of active accounts grew by 13.7% to 433,755 and the average balance per active account grew by 20.1% to approximately $1,236. We believe the growth in average balance resulted from customers’ desire to receive benefits under our rewards program and due to the continued maturation of our account base.

Gross Profit

Gross profit increased by $73.7 million, or 17.7%, to $489.1 million in fiscal 2002 from $415.4 million in fiscal 2001. As a percentage of revenue, gross profit increased by 1.4% to 39.9% in 2002 from 38.5% in fiscal 2001 primarily as a result of the increase in Financial Services revenue, which represented $19.1 million of the increase in gross profit and has no cost of revenue.

Merchandising Business. Gross profit increased by $47.9 million or 12.3%, to $438.3 million in fiscal 2002 from $390.5 million in fiscal 2001. As a percentage of revenue, gross profit increased by 0.1% to 37.3% in fiscal 2002 from 37.2% in fiscal 2001, as we utilized better merchandising practices.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $59.7 million, or 16.8%, to $413.1 million in fiscal 2002 from $353.5 million in fiscal 2001. Selling, general and administrative expenses was 33.7% of revenue in 2002, compared to 32.8% in fiscal 2001. As a percentage of revenue, Direct and Retail selling, general and administrative expenses increased over fiscal 2001 levels while Financial Services selling, general and administrative expenses decreased as expenses were leveraged over a full year of consolidated revenue (resulting from the bank being a wholly owned subsidiary for all of fiscal 2002). The most significant factors contributing to the increase in selling, general and administrative expenses included:

•

Selling, general and administrative expenses attributed to shared services comprised $7.3 million of the total increase in selling, general and administrative expense and increased primarily as a result of the increased salary and wages of $6.8 million primarily relating to the hiring of new employees in our management information systems department, an increase in depreciation of $1.6 million as a result of an increase in fixed assets, and costs related to infrastructure expansion and enhanced distribution services. These increased expenses were partially offset by a change in our hourly compensation plan in fiscal 2002 to eliminate bonuses and increase hourly wages. This change resulted in a one-time decrease in the benefit expenses that were classified as shared services and an increase in the hourly wage expense in our Direct and Retail segments to better position us in the labor market.

•	Direct selling, general and administrative expenses comprised $28.1 million of the total increase in selling, general and administrative expense and increased primarily as a result of an increase in catalog production costs of $15.4 million, or 14.2%, as we increased catalog circulation, an increase in credit card interchange fees of $1.8 million paid by us which grew as more customers purchased products through our website and an increase in wages and benefits of $5.2 million, including the increase in hourly wages as a result of our change in compensation policy described above. Our depreciation expense increased by $1.7 million, due to purchases of equipment and software for our website. In addition, advertising costs increased by $1.1 million as we launched a new promotional mailing campaign in 2002 and increased Internet affiliate programs designed to increase the number of visits to our website. Equipment and software expenses increased by $0.5 million.

•	Retail selling, general and administrative expenses comprised $14.3 million of the total increase in selling, general and administrative expense and increased primarily as a result of increased payroll related to the hiring of additional employees to support our destination retail store expansion, including the opening of a new store in 2002. New store operating expenses after pre-opening expenses were $7.0 million. New store expenses including training, operating expenses prior to opening and advertising also contributed to the increase as we incurred $4.4 million in fiscal 2002, but did not open any new destination retail stores in fiscal 2001.

•	Financial Services selling, general and administrative expenses comprised $10.0 million of the total increase in selling, general and administrative expense and increased primarily as a result of an entire year of fully consolidated expenses from the bank which had operated as a joint venture until March of 2001, increased costs of contract services as a result of an increased number of credit card transactions, increased costs of advertising and promotional events, and increased wages and benefits as we added employees to support the overall growth in the segment.

Operating Income

Operating income increased by $14.1 million, or 22.7%, to $76.0 million in fiscal 2002 from $62.0 million in fiscal 2001 primarily due to the factors described above.

Interest Expense

Interest expense was $8.4 million in fiscal 2002 as compared with $7.3 million in fiscal 2001 due to the partial year impact of the issuance of $125 million of long-term debt in a private placement in September 2002.

Income Taxes

Our effective tax rate was 35.5% in fiscal 2002 as compared to 35.4% in fiscal 2001. We have experienced a gradual increase in our effective tax rate as we have opened stores in new states and incurred additional state income taxes.

Quarterly Results of Operations and Seasonal Influences

Due to holiday buying patterns and hunting and fishing season openings across the country, merchandise sales are typically higher in the third and fourth quarters than in the first and second quarters. We anticipate our sales will continue to be seasonal in nature.

The timing of our new destination retail store openings also may have an impact on our quarterly results. First, we incur certain one-time expenses related to opening each new destination retail store. Second, most store expenses generally vary proportionately with sales, but there is also a fixed cost component which includes occupancy costs and management overhead. These fixed costs typically result in lower store profitability when a new destination retail store opens. Due to both of these factors, new destination retail store openings may result in a temporary decline in operating profit, both in dollars and/or as a percentage of sales.

The following table sets forth unaudited financial and operating data in each quarter during fiscal years 2002 and 2003 and the first fiscal quarter of 2004. This quarterly information has been prepared on a basis consistent with our audited financial statements and includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with our selected financial data and audited consolidated financial statements and the notes thereto appearing elsewhere in this prospectus. Our quarterly operating results may fluctuate significantly as a result of these and a variety of other factors, and operating results for any quarter are not necessarily indicative of results for a full fiscal year. See “Risk Factors” and “—Influences on Period Comparability”.

	2002				2003				2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter(1)	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(dollars in thousands, except per share data and comparable store sales growth)
Revenue	$230,912	$226,272	$295,205	$472,192	$262,303	$250,846	$331,209	$548,065	$313,917
Gross profit	88,997	87,162	117,445	195,532	103,331	97,788	132,259	231,517	125,242
Operating income	6,374	4,173	15,159	50,295	6,315	5,342	17,559	55,715	12,703
Net income	3,661	2,896	9,843	30,522	3,077	3,090	10,237	34,987	8,046
Earnings per share—basic(2)	$0.07	$0.06	$0.20	$0.61	$0.06	$0.06	$0.20	$0.62	$0.14
Earnings per share—diluted(2)	$0.07	$0.05	$0.19	$0.57	$0.06	$0.06	$0.19	$0.60	$0.14
Comparable store sales growth(3)	6.9%	10.6%	(5.1)%	5.7%	(6.6)%	(4.5)%	4.2%	10.5%	6.7%

As a percentage of full year results:

Revenue	18.8%	18.5%	24.1%	38.6%	18.8%	18.0%	23.8%	39.4%	—
Gross profit	18.2%	17.8%	24.0%	40.0%	18.3%	17.3%	23.4%	41.0%	—
Operating income	8.4%	5.5%	19.9%	66.2%	7.4%	6.3%	20.7%	65.6%	—
Net income	7.8%	6.2%	21.0%	65.0%	6.0%	6.0%	19.9%	68.1%	—

(1)	We recognized an offset to revenue in the first fiscal quarter of fiscal 2003 of $1.3 million as a result of the completion of a securitization transaction in that quarter. See “—Influences on Period Comparability.”
(2)	Basic and diluted earnings per share are computed independently for each of the quarters presented. Due to the recapitalization transaction in 2003, the sum of the quarters may not total the amounts for the year.
(3)	Stores are included in our comparable store sales base the first day of the month following the fifteen month anniversary of its opening or expansion by greater than 25% of total square footage.

Bank Asset Quality

We securitize a majority of our credit card receivables. On a quarterly basis, we transfer eligible receivables into a securitization trust. We are required to own at least a minimum twenty day average of 5% of the interests in the securitization trust. Therefore, these retained receivables have the same characteristics as those receivables sold to outside investors. Certain accounts are ineligible for securitization because they are delinquent at the time of addition, originated from sources other than Cabela’s Club® credit cards and various other requirements. The total amount of ineligible receivables we owned were $2.6 million and $1.5 million at fiscal year end 2002 and fiscal year end 2003, respectively. The following table shows credit card receivables available for sale along with those securitized as of fiscal year end 2001, 2002 and 2003 and as of the end of the first fiscal quarter of 2004:

	2001		2002		2003		First Fiscal Quarter 2004
	Receivables Outstanding	>90 Days Delinquent	Receivables Outstanding	>90 Days Delinquent	Receivables Outstanding	>90 Days Delinquent	Receivables Outstanding	>90 days Delinquent
	(dollars in thousands)
Receivables held for sale (median FICO score of 765 in 2003 and in the first fiscal quarter of 2004):	$4,702	—	$5,003	—	$4,223	—	$2,210	—
Receivables securitized and transferor’s interest (median FICO score of 771 in 2003; and 769 in the first fiscal quarter of 2004):	494,380	886	670,554	1,294	867,982	1,433	814,950	1,478

Total	$499,082	$886	$675,557	$1,294	$872,205	$1,433	$817,160	$1,478

As reflected in the preceding table, the credit quality of our reported credit card receivables does not have a significant effect on the overall quality of our entire managed portfolio. As a result, we generally only monitor the asset quality of the managed portfolio.

The quality of our managed credit card portfolio at any time reflects, among other factors, the creditworthiness of the individual cardholders, general economic conditions, the success of our account management and collection activities, and the life cycle stage of the portfolio. Our financial results are sensitive to changes in delinquencies and net charge-offs of this portfolio. During periods of economic weakness, delinquencies and net charge-offs are more likely to increase. We have sought to manage this sensitivity by selecting a customer base that has historically shown itself to be very creditworthy based on charge-off levels, Fair Isaac & Company, or FICO, scores and the percentage of qualifying versus non-qualifying applicants.

Our average managed receivables outstanding increased by $168 million, or 31.3%, to $705 million in fiscal 2003 from $537 million in fiscal 2002. We believe that as credit card accounts mature they are less likely to charge-off and less likely to be closed. The following table shows our managed receivables outstanding at fiscal year end 2002 and 2003 by months since the account opened.

	2002		2003
Months Since Account Opened	Managed Receivables Outstanding	Percentage of Total	Managed Receivables Outstanding	Percentage of Total
	(dollars in thousands)

6 months or less	$52,848	7.8%	$53,382	6.1%
7 – 12 months	63,150	9.3%	64,177	7.3%
13 – 24 months	150,900	22.3%	151,633	17.4%
25 – 36 months	207,056	30.5%	170,959	19.6%
37 – 48 months	74,953	11.1%	223,776	25.6%
49 – 60 months	27,171	4.0%	79,719	9.1%
61 + months	102,110	15.0%	130,027	14.9%

Total	$678,188	100.0%	$873,673	100.0%

Delinquencies

We consider the entire balance of an account, including any accrued interest and fees, delinquent if the minimum payment is not received by the payment due date. Our aging methodology is based on the number of completed billing cycles during which a customer has failed to make a required payment. Delinquencies not only have the potential to reduce earnings by increasing the unrealized loss recognized to reduce the loans to market value and reduction in securitization income, but they also result in additional operating costs dedicated to resolving the delinquencies. The following chart shows the percentage of our managed accounts that have been delinquent as of the end of fiscal years 2001, 2002 and 2003 and as of the end of the first fiscal quarters of 2003 and 2004.

	Fiscal Year			First Fiscal Quarter
Number of days delinquent	2001	2002	2003	2003	2004

Greater than 30 days	1.03%	0.94%	0.80%	0.88%	0.85%
Greater than 60 days	0.56%	0.49%	0.43%	0.46%	0.47%
Greater than 90 days	0.23%	0.21%	0.18%	0.19%	0.20%

Charge-offs

Gross charge-offs reflect the uncollectible principal, interest and fees on a customer’s account. Recoveries reflect the amounts collected on previously charged-off accounts. We believe that most bankcard issuers charge off accounts at 180 days. We generally charge off accounts the month after an account becomes 90 days contractually delinquent, except in the case of cardholder bankruptcies and cardholder deaths, which are charged off at the time of notification. As a result, our charge-off rates are not directly comparable to other participants in the bankcard industry. Our charge-off activity for the managed portfolio for fiscal years 2001, 2002 and 2003 and the first fiscal quarters of 2003 and 2004 is summarized below:

	Fiscal Year			First Fiscal Quarter
	2001	2002	2003	2003	2004
	(dollars in thousands)

Gross charge-offs	$8,987	$15,074	$19,554	$4,725	$5,570
Recoveries	940	1,907	2,499	530	760
Net charge-offs	8,047	13,167	17,055	4,195	4,810
Net charge-offs as a percentage of average managed loans	2.63%	2.45%	2.42%	2.59%	2.32%

Liquidity and Capital Resources

Overview

Our merchandising business and our Financial Services business have significantly different liquidity and capital needs. The primary cash requirements of our merchandising business relate to purchase of inventory, capital for new destination retail stores, purchases of economic development bonds related to the development of new destination retail stores, investments in our management information systems and other infrastructure, and other general working capital needs. We historically have met these requirements by generating cash from our merchandising business operations, borrowing under our revolving credit facilities, issuing debt and equity securities, obtaining economic development grants from state and local governments in connection with developing our destination retail stores and collecting principal payments on our economic development bonds. The cash flow we generate from our merchandising business is seasonal, with our peak cash requirements for inventory occurring between May and September. While we have consistently generated overall positive annual cash flow from our operating activities, other sources of liquidity are generally required by our merchandising business during these peak cash use periods. These sources historically have included short-term borrowings under our revolving credit facility and access to debt markets, such as the private placement of long-term debt securities we completed in September of 2002. While we generally have been able to manage our cash needs during peak periods, if any disruption occurred to our funding sources, or if we underestimated our cash needs, we would be unable to purchase inventory and otherwise conduct our merchandising business to its maximum effectiveness which would result in reduced revenues and profits.

The primary cash requirements of our Financial Services business relate to the generation of credit card receivables and the purchase of points used in the customer loyalty rewards program from our merchandising business. The bank obtains funds for these purposes through various financing activities, which include engaging in securitization transactions, borrowing under a dedicated bank credit facility, selling certificates of deposit and generating cash from operations. Due to the limited nature of its charter, the bank is prohibited from making commercial or residential loans. Consequently, it cannot lend money to Cabela’s Incorporated or our other affiliates. The bank is subject to capital requirements imposed by Nebraska and federal banking law and VISA membership rules, and its ability to pay dividends is also limited by Nebraska and federal banking law. See “—Bank Dividend Limitations and Minimum Capital Requirements”.

We believe that we will have sufficient capital available from this offering, our operations and our revolving credit facilities and other borrowing sources to fund our existing operations and growth plan for the next eighteen months.

Operating, Investing and Financing Activities

As discussed in Note 21 to our consolidated financial statements and Note 12 of our unaudited interim consolidated financial statements, we have restated our consolidated statement of cash flows. All information discussed in this prospectus reflects such restatement.

Cash used in operating activities was $96.7 million in the first fiscal quarter of 2004 as compared with $91.4 million in the first fiscal quarter of 2003. The increase in cash used was primarily due to an increase in credit card loan receivables related to our Financial Services business of $27.0 million. Our transferor interests decreased at the end of fiscal 2003, due to lower than expected credit card charges, which resulted in excess cash at year-end as we had sold commercial paper in anticipation of discharging credit card receivables. Our transferor interests subsequently increased in the first fiscal quarter of 2004. If this had not occurred our credit card loan receivables would have grown at a similar pace as the first fiscal quarter of 2003. The increases in cash used were partially offset by payments of accounts payable and accrued expenses, which decreased by $25.8 million in the first fiscal quarter of 2004 as compared to the first fiscal quarter of 2003. At the end of 2002, some large construction invoices were accrued which were subsequently paid in the first fiscal quarter of 2003. Prepaid expenses and other current assets in the first fiscal quarter of 2004 increased over the first fiscal quarter of 2003 by $14.1 million primarily due to the amount the bank was required to fund for VISA interchange credit card charges. The increase in net income of the $5.0 million also contributed to operating cash. Additional needs for inventories to stock our new stores accounted for an increase of $10.2 million in cash used and an increase in accrued compensation and benefits, which accounted for $11.2 million in cash used. In addition, the change in deferred compensation utilized $6.6 million in cash as we redesigned the deferred compensation plan and more of our bonus and compensation was paid out to participants, rather than deferred, in the first fiscal quarter of 2004 compared to the first fiscal quarter of 2003.

Cash used in investing activities was $9.0 million in the first fiscal quarter of 2004 as compared with $11.7 million in the first fiscal quarter of 2003, due to cash collected on retained interests of $3.3 million and changes in other assets of $2.4 million. These increases were partially offset by $2.1 million of purchases of economic development bonds, and an additional $1.2 million of capital expenditures than the prior quarter. These expenditures were primarily for our new destination retail stores.

Cash used by financing activities was $8.7 million in the first fiscal quarter of 2004 as compared with $15.6 million in the first fiscal quarter of 2003. This decrease was primarily due a reduction of $4.8 million in the amount of bank overdrafts and the receipt of $3.7 million of proceeds from the issuance of common stock related to the exercise of employee stock options. These decreases were partially offset by an increase in cash used in connection with our employee savings plan of $1.3 million. The employee savings plan was terminated at the end of 2003 and the final pay out occurred in the first fiscal quarter of 2004.

Cash provided by operating activities was $67.2 million in fiscal 2003 as compared with $55.7 million in fiscal 2002. Cash increased partly due to an excess of cash received from the sale of interests in credit card loans in connection with securitization transactions over cash used to fund credit card loans of $22.8 million. Cash provided by operating activities in fiscal 2003 included a substantial decrease in our deferred compensation plan account balance of $29.6 million. This net change was due to a $40.1 million cash payment to employees required by the recapitalization transaction and was partially offset by $10.5 million in deposits. The entire amount of the payment to employees had reduced income in the current and prior years when the employees earned the amounts contributed to the plan and interest on such amounts and the plan was amended in 2003 to limit this type of payout in future years. See “-Contractual Obligations and Commercial Commitments”. Excluding this payout, cash provided by operating activities would have been $96.8 million in fiscal 2003. Other increases included the accrual for compensation and benefits expense in fiscal 2003 of $21.5 million, an increase in gift certificates and credit card rewards in fiscal 2003 of $3.2 million, and an increase in accounts payable and accrued expenses in fiscal 2003 of $15.4 million, each of which occurred as a result of the growth of our business. In addition, our inventory levels increased by $13.4 million during fiscal 2003 to stock our new large-format destination retail store. Cash provided by operating activities was $55.7 million in fiscal 2002 as compared with $69.4 million in fiscal 2001. The reduction in cash from operations in fiscal 2002 versus fiscal 2001 was primarily attributable to a decrease in accrued compensation in fiscal 2002 of $13.1 million, a decrease in gift certificates and credit card rewards in fiscal 2002 of $7.8 million, a decrease in accounts payable in fiscal 2002 of $14.8 million, and an increase in accrued expenses in fiscal 2002 of $13.3 million, each of which occurred as a result of the growth of our business. In addition, our inventory levels increased by $13.9 million during fiscal 2002 to stock our new large-format destination retail store. This increase was partially offset by an increase in net income of $8.5 million in fiscal 2002. In all three years, one of the largest generators of cash provided by operating activities was net income and operating cash has been consumed as we have continued to grow and maintain inventory levels to support our destination retail store expansion and sales growth, trends we expect will continue for as long as we implement our retail growth strategies.

Cash used in investing activities was $93.7 million in fiscal 2003 as compared with $84.5 million in fiscal 2002, primarily due to an increase in capital expenditures of $19.6 million in fiscal 2003 primarily as a result of a higher level of spending attributable to destination retail stores. These increases were partially offset by a decrease in the amount of economic development bonds purchased in fiscal 2003 of $14.6 million. Cash used in investing activities was $84.5 million in fiscal 2002 as compared with $71.7 million in fiscal 2001. The increase in cash used in investing activities in fiscal 2002 versus fiscal 2001 primarily reflects an increase in purchases of economic development bonds of $19.1 million and increased capital expenditures of $6.1 million, both of which are attributable primarily to our retail store expansion and continued investment in our infrastructure. We invested significant amounts of cash in all three years as we have continued to execute on our destination retail store expansion strategy and invest in infrastructure. Our total capital expenditures, including the purchase of the bonds, to develop new destination retail stores which opened in fiscal 2002 and fiscal 2003 was $138.0 million. See “—Retail Store Expansion—Economic Development Bonds”.

Cash provided by financing activities was $40.4 million in fiscal 2003 as compared with $97.7 million in fiscal 2002. The decrease in cash from financing activities in fiscal 2003 versus fiscal 2002 was primarily due to the $125.0 million of net proceeds we received from the private placement in fiscal 2002. This decrease was offset by the receipt of cash proceeds from the issuance of common stock in excess of cash used to repurchase common stock, the net amount of which was $61.6 million. This net receipt of proceeds from stock issuances related primarily to the recapitalization transaction we completed in September 2003, in which new investors purchased newly-issued common stock for approximately $200.0 million and we repurchased shares of common stock from Mr. R. Cabela and Mr. J. Cabela, resulting in net proceeds after professional fees to us of $47.7 million. In addition, we realized $13.9 million from the exercise of options by employees net of repurchases. Cash provided by financing activities was $97.7 million in fiscal 2002 as compared with $84.3 million in fiscal 2001. The increase in cash from financing activities in fiscal 2002 versus fiscal 2001 was due primarily to the issuance of $125.0 million in debt securities in a private placement transaction. This was partially offset by a reduction in fiscal 2002 versus fiscal 2001 of certificates of deposit received by the bank and, to a lesser extent, by reductions in other short and long-term borrowings including changes in bank overdrafts as compared to fiscal 2001.

We believe our capital expenditures, including the purchase of economic development bonds, for fiscal 2004 will be approximately $175.0 million to $225.0 million, comprised primarily of expenses related to opening new destination retail stores and enhancements to our management information systems. As of fiscal year end 2003, we had entered into material commitments in the amount of $88.2 million for estimated capital expenditures and the purchase of future economic development bonds in connection with the construction and development of new destination retail stores. See “—Contractual Obligations and Commitments”. We plan on fulfilling these commitments by using the proceeds of this offering and cash generated by our continuing operations.

Retail Store Expansion

Significant amounts of cash will be needed in order to open new destination retail stores and implement our retail growth strategy. Depending upon the location and a variety of other factors, including store size and the amount of public improvements necessary and based upon our prior experience, opening a single large-format store may require expenditures of $45 million to $70 million. This includes the cost of real estate, site work, public improvements such as utilities and roads, buildings, equipment, fixtures (including taxidermy) and inventory.

Historically, we have been able to negotiate economic development arrangements relating to the construction of a number of our new destination retail stores, including free land, monetary grants and the recapture of incremental sales, property or other taxes through economic development bonds, with many local and state governments. We are able to negotiate these agreements as we generally have located our destination retail stores in towns and municipalities that do not have a large base of commercial businesses. We attempt to design our destination retail stores to provide exciting tourist and entertainment shopping experiences for the entire family. Our destination retail stores employ many people from the local community, draw customer traffic from a broad geographic range and serve as a catalyst for the opening of additional retail businesses such as restaurants, hotels and gas stations in the surrounding areas. We believe all of these factors increase the revenue for the state and the local municipality where the destination retail store is located, making us a compelling partner for community development and expansion. The structure, amounts and terms of these arrangements vary greatly by location.

Grants. Under various grant programs, state or local governments provide funding for certain costs associated with developing and opening a new destination retail store. We generally have received grant funding in exchange for commitments, such as assurances of agreed employment and wage levels at our destination retail stores or that the destination retail store will remain open, made by us to the state or local government providing the funding. The commitments typically phase out over approximately five to ten years, but if we fail to maintain the commitments during the applicable period, the funds we received may have to be repaid or other adverse consequences may arise. See “Risk Factors—Risks Related to Our Merchandising Business—Our failure to comply with the terms of current economic development packages could result in our repayment of grant money or other adverse consequences that would affect our cash flows and profitability.” As of fiscal year end 2003, the total amount of grant funding subject to a specific contractual remedy was $18.5 million. Portions of three of our destination retail stores, such as wildlife displays and museums, are subject to forfeiture provisions. In addition, there are 41 acres of undeveloped property subject to forfeiture.

Economic Development Bonds. Through economic development bonds, the state or local government sells bonds to provide funding for land acquisition, readying the site, building infrastructure and related eligible expenses associated with the construction and equipping of our destination retail stores. We typically have been the sole purchaser of these bonds. The bond proceeds that are received by the governmental entity are then used to fund the construction and equipping of new destination retail stores and related infrastructure development. While purchasing these bonds involves an initial cash outlay by us in connection with a new store, some or all of these costs can be recaptured through the repayments of the bonds. The payments of principal and interest on the bonds are typically tied to sales, property or lodging taxes generated from the store and, in some cases, from businesses in the surrounding area, over periods which range between 20 and 30 years. However, the governmental entity from which we purchase the bonds is not otherwise liable for repayment of principal and interest on the bonds to the extent that the associated taxes are insufficient to pay the bonds. In one location, the bonds will become subordinated to other bonds associated with the development if we fail to continue to operate the store over a prescribed period. After purchasing the bonds, we typically carry them on our balance sheet as “available for sale” marketable securities and value them based upon management’s projections of the amount of tax revenue that will be generated to support principal and interest payments on the bonds. We have limited experience in valuing these bonds and, because of the unique features of each project, there is no independent market data for valuation of these types of bonds. If sufficient tax revenue is not generated by the subject properties, we will not receive scheduled payments and will be unable to realize the full value of the bonds carried on our balance sheet. See “—Critical Accounting Policies and Use of Estimates—Economic Development Bonds and Risk Factors—Risks Related to our Merchandising Business—The failure of properties to generate sufficient taxes to amortize the economic development bonds owned by us that relate to the development of such properties would have an adverse impact on our cash flows and profitability.” As of the fiscal years ended 2002 and 2003 we carried $56.4 million and $71.6 million, respectively, of economic development bond receivables on our balance sheet. We received $0.8 million, $3.2 million and $6.0 million in principal and interest repayments on economic development bonds in fiscal years 2001, 2002 and 2003, respectively.

The negotiation of these economic development arrangements has been important to our destination retail store expansion in the past, and we believe it will continue to be an important factor to our ability to execute our destination retail store expansion strategy because we believe they will allow us to avoid or recapture a portion of the costs involved with opening a new store. If similar packages are unavailable in the future or the terms are not as favorable to us, our return on investment in new stores would be adversely affected and we may choose to significantly alter our destination retail store expansion strategy.

Credit Card Loan Receivable Securitizations

Our Financial Services segment historically has funded most of its growth in credit card receivables through an asset securitization program. Asset securitization is a practice commonly used by credit card issuers to fund credit card receivables at attractive rates. The bank enters into asset securitization transactions, which involve the two-tier sale of a pool of credit card receivables from the bank to a wholly owned special purpose entity, and from that wholly owned special purpose entity to a second special purpose entity that is organized as a trust. The trust is administered by an independent trustee. Because the trust qualifies as a “qualified special purpose entity” within the meaning of Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”), its assets and liabilities are not consolidated in our balance sheet in accordance with SFAS 140.

The trust issues to outside investors various forms of certificates or credit card receivable interests (the “Certificates”) each of which has an undivided interest in the assets of the trust. The trust pays to the holders of the Certificates a portion of future scheduled cash flows under preset terms and conditions, the receipt of which is dependent upon cash flows generated by the underlying performance of the assets of the trust. We have recently converted our securitization structure to permit the issuance of asset-backed notes. This involved the formation of a Delaware statutory trust which will purchase a certificate from the trust, and issue notes secured by that certificate to investors.

In each securitization transaction, we retain a “transferor interest” in the securitized receivables, which ranks equal with the investor certificates, and an “interest only strip” which represents the right to receive excess cash available after repayment of all amounts to the investors. Neither the investors nor the trust have recourse against us beyond the assets of the trust, other than for breaches of certain customary representations, warranties and covenants and minimum account balance levels which must be maintained to support our retained interests. These representations, warranties, covenants, and the related indemnities, do not protect the trust or the outside investors against credit-related losses on the receivables.

In accordance with SFAS 140 we record our interest only strip as an asset at fair value which is an amount equal to the estimated present value of cash flows to be received by us over the expected outstanding period of the receivables. These cash flows essentially represent finance charges and late fees in excess of the amounts paid to Certificate holders, credit losses, and servicing and administration fees. We use certain valuation assumptions related to the average lives of the receivables sold and anticipated credit losses, as well as the appropriate market discount rate, in determining the estimated present value of the interest only strip. Changes in the average life of the receivables sold, discount rate, and credit-loss percentage could adversely impact the actual value of the interest only strip. Accordingly, actual results could differ materially from the estimates, and changes in circumstances could result in significant future changes to the assumptions currently being used.

Gains on securitization transactions, fair value adjustments and earnings on our securitizations are included in consolidated revenue in the consolidated statement of income and the interest only strip is included on our consolidated balance sheet as “retained interests in securitized receivables.” All of the bank’s securitization transactions are currently accounted for as sale transactions. As a result, the receivables relating to those pools of assets are not reflected on our balance sheet, other than our transferor interest and interest only strip.

A credit card receivable represents a financial asset. Unlike a mortgage or other closed-end loan account, the terms of a credit card account permit a customer to borrow additional amounts and to repay each month an amount the customer chooses, subject to a monthly minimum payment requirement. The credit card account remains open after repayment of the balance and the customer may continue to use it to borrow additional amounts. We reserve the right to change the credit card account terms, including interest rates and fees, in accordance with the terms of the credit card agreement and applicable law. The credit card account is, therefore, separate and distinct from the loan receivable. In a credit card securitization, the credit card account relationships are not sold to the securitization entity. We retain ownership of the credit card account relationship, including the right to change the terms of the credit card account.

We sell our credit card receivables in the ordinary course of business through a commercial paper conduit program and we have from time to time entered into longer term fixed and floating rate securitization transactions. In a conduit securitization, our credit card receivables are converted into securities and sold to commercial paper issuers which pool the securities with those of other issuers. The amount securitized in a conduit structure is allowed to fluctuate within the terms of the facility which may provide greater flexibility for liquidity needs. The total amounts and maturities for the term credit card securitizations as of the end of the first fiscal quarter of 2004 are as follows:

Series	Type	Initial Amount	Certificate Rate	Expected Final Maturity
		(dollars in thousands)
Series 2001-2	Term	$250,000	Floating	November 2006
Series 2003-1	Term	$300,000	Floating(1)	January 2008
Series 2003-2	Variable Funding	$300,000	Floating	March 2005

(1)	The trust has entered into an agreement to convert the floating rate certificate into a fixed rate obligation.

We completed additional securitizations in April 2004 in which we sold $75.0 million of fixed rate notes and $175.0 million of floating rate notes with an expected final maturity date of March 2009.

We have been, and will continue to be, particularly reliant on funding from securitization transactions for our Financial Services business. A failure to renew existing facilities or to add additional capacity on favorable terms as it becomes necessary could increase our financing costs and potentially limit our ability to grow our Financial Services business. Unfavorable conditions in the asset-backed securities markets generally, including the unavailability of commercial bank liquidity support or credit enhancements, such as financial guaranty insurance, could have a similar effect.

Furthermore, poor performance of our securitized receivables, including increased delinquencies and credit losses, lower payment rates or a decrease in excess spreads below certain thresholds, could result in a downgrade or withdrawal of the ratings on the outstanding securities issued in our securitization transactions, cause early amortization of these securities or result in higher required credit enhancement levels. This could jeopardize our ability to complete other securitization transactions on acceptable terms, decrease our liquidity and force us to rely on other potentially more expensive funding sources, to the extent available, which would decrease our profitability.

Certificates of Deposit. We utilize certificates of deposit to partially finance the operating activities of our bank. Our bank issues certificates of deposit in a minimum amount of $100,000 in various maturities ranging from June 2004 to October 2013 and with weighted average effective annual fixed rate of 3.5%. As of April 3, 2004, we had $85.7 million of certificates of deposit outstanding. Certificate of deposit borrowings are subject to regulatory capital requirements.

Credit Facilities and Other Indebtedness

We have a revolving credit facility with a group of banks that provides us with a $230 million unsecured line of credit which is available for our operations. This revolving facility, which expires on June 30, 2007, provides for a LIBOR-based rate of interest plus a spread of between 0.80% and 1.425% based upon our achievement of certain cash flow leverage ratios. During the term of the facility we are also required to pay a facility fee which ranges from 0.125% to 0.25%. Our credit facility also permits the issuance of up to $100 million in letters of credit and standby letters of credit, the nominal amount of which are applied against the overall credit limit available under the revolver. We utilize these letters of credit to support purchases from our suppliers in the ordinary course of our business.

The average principal amount outstanding under our revolver, including amounts outstanding under letters of credit, during each of the last three fiscal years was $67.8 million, $62.7 million and $42.6 million for 2001, 2002 and 2003, respectively. The highest principal amount outstanding, including amounts outstanding under letters of credit, at any one point in time during each of the last three fiscal years was $100.9 million, $151.0 million and $68.5 million during 2001, 2002 and 2003, respectively. At fiscal year end 2003 our revolver was undrawn and we had $2.4 million in outstanding standby letters of credit and $26.1 million in outstanding letters of credit, the latter of which primarily related to the purchase of merchandise. The weighted average interest rate on borrowings outstanding under this agreement during 2003 was 2.4%.

Our credit agreement requires that we comply with several financial and other covenants, including requirements that we maintain the following financial ratios as set forth in the credit agreement:

•	a current consolidated assets to current consolidated liabilities ratio of no less than 1.15 to 1.00 as of the last day of any fiscal year;

•	a fixed charge coverage ratio (the ratio of the sum of EBITDA plus certain rental expenses to the sum of consolidated cash interest expense plus certain rental expenses) of no less than 2.00 to 1.00 as of the last day of any fiscal quarter;

•	a cash flow leverage ratio of no more than 2.50 to 1.00 as of the last day of any fiscal quarter; and

•	a tangible net worth of no less than $300 million plus 50% of positive consolidated net earnings on a cumulative basis for each fiscal year beginning with fiscal year ended 2004 as of the last day of any fiscal quarter.

In addition, our credit agreement includes a limitation that we may not pay dividends to our stockholders in excess of 50% of our prior year’s consolidated EBITDA and a provision that permits acceleration by the lenders in the event there is a “change in control.” Our credit agreement defines “EBITDA” to mean our net income before deductions for income taxes, interest expense, depreciation and amortization. Based upon this EBITDA calculation for fiscal 2003, we would be unable to pay dividends in fiscal 2004 in excess of $58.6 million. Our credit agreement defines a “change in control” to mean, any circumstances under which we cease to own 100% of the voting stock in each of our subsidiaries that have or have had total assets in excess of $5.0 million, any event in which any person or group of persons (other than our current shareholders and their affiliates) acting in concert acquires beneficial ownership of, or control over, 20% or more of the combined voting power of all of our securities entitled to vote in the election of directors and such voting percentage exceeds the percentage of our common stock owned by Mr. R. Cabela and Mr. J. Cabela as of the date of such acquisition, or any change in a majority of the members of our board of directors within any twelve month period for any reason (other than by reason of death, disability or scheduled retirement). Following completion of this offering, Mr. R. Cabela and Mr. J. Cabela will collectively own 23,431,717 shares of common stock, which represents 36.2% of our total outstanding common stock and non-voting common stock. Our credit agreement provides that all loans or deposits from us or any of our subsidiaries to the bank do not exceed $20.0 million in the aggregate at any time when loans are outstanding under the revolving credit facility.

The bank has a separate unsecured revolving credit facility in the amount of $20 million. This revolving facility, which expires on October 9, 2004, provides for a rate of interest equal to the rate provided under our $230 million revolving credit facility. During the term of the facility we are also required to pay a facility fee which ranges from 0.125% to 0.25% based upon our achievement of certain cash flow leverage ratios. We have fully and unconditionally guaranteed the bank’s borrowings under this facility. The facility was undrawn as of fiscal year end 2003. The facility requires that the bank comply with various financial and other covenants, including a limitation that it may not pay dividends to its stockholders unless it is in full compliance with the facility agreement and a provision that permits acceleration by the lenders in the event there is a “change in control.” For the purposes of the facility, a “change of control” is a change in ownership or control (by merger, purchase, consolidation or otherwise) of the issued and outstanding voting stock of the bank that would be required under applicable law to be the subject of any filing with any government agency. Under Nebraska and federal law, a change of control will be deemed to have occurred, and a filing will be required, if an entity acquires 25% or more of the bank. We are currently in the process of replacing the bank’s credit agreement with a new credit agreement that will increase the available amount of credit and extend the term.

In addition to our two credit facilities, we have from time to time accessed the private placement debt markets. We currently have two such note issuances outstanding. In September 2002 we issued $125.0 million in senior unsecured notes bearing interest at a fixed rate of 4.95%, repayable in five annual installments of $25.0 million beginning on September 5, 2005. All of the principal amount under these notes remains unpaid. In January 1995 we issued $20.0 million in senior unsecured notes bearing interest at fixed rates ranging between 8.79% and 9.19% per year. The notes amortize, with principal and interest payable in the amount of $0.3 million per month through January 1, 2007, thereafter decreasing to $0.1 million per month through January 1, 2010. The aggregate principal balance of these notes as of fiscal year end 2003 was $10.6 million. Both note issuances provide for prepayment penalties based on yield maintenance formulas.

These notes require that we comply with several financial and other covenants, including requirements that we maintain the following financial ratios as set forth in the note purchase agreement:

•	a consolidated adjusted net worth in an amount not less than the sum of (i) $150 million plus (ii) 25% of positive consolidated net earnings on a cumulative basis for each fiscal year beginning with the fiscal year ended 2002; and

•	a fixed charge coverage ratio (the ratio of consolidated cash flow to consolidated fixed charges for each period of four consecutive fiscal quarters) of no less than 2.00 to 1.00 as of the last day of any fiscal quarter.

In addition, the note purchase agreement includes a limitation that we and our subsidiaries, excluding the bank, may not create, issue, assume, guarantee, or otherwise assume funded debt in excess of 60% of consolidated total capitalization.

As of fiscal year end 2003 and the end of the first fiscal quarter of 2004, we were in compliance with all of the covenants under our credit agreements and unsecured notes. We may or may not engage in future long-term borrowing transactions to fund our operations or our growth plans. Whether or not we undertake such borrowings will depend on a variety of factors, including prevailing interest rates, our retail growth plans, our financial strength, alternative sources and costs of funding and our management’s assessment of potential returns on investment that may be realized from the proceeds of such borrowings.

Contractual Obligations and Commercial Commitments

The following tables provide summary information concerning our future contractual obligations and commercial commitments, respectively, as of fiscal year end 2003.

Contractual Obligations

	2004	2005	2006	2007	2008	There- after	Total
	(dollars in thousands)
Long-term debt	$3,013	$27,922	$28,505	$26,597	$26,767	$29,847	$142,651
Interest payments(1)	7,354	7,177	5,663	4,205	2,859	1,925	29,183
Operating leases	1,948	1,058	493	309	336	1,205	5,349
Time deposits by maturity	12,900	38,753	21,501	3,810	4,500	200	81,664
Obligations under economic development arrangements(2)	75,210	1,626	2,646	1,666	3,164	17,556	101,868
Purchase obligations(3)	293,212	62,099	28,343	—	—	—	383,654
Deferred compensation	2,927	1,115	34	24	4	4,648	8,752

Total	$396,564	$139,750	$87,185	$36,611	$37,630	$55,381	$753,121

(1)	These amounts do not include estimated interest payments due under our revolving credit facility or the bank’s revolving credit facility described below in “—Other Commercial Commitments” because the amount that will be borrowed under these facilities in future years is uncertain at this time.
(2)	These obligations consist of capital expenditures for our new destination retail store in Wheeling, West Virginia, commitments to purchase additional economic development bonds in connection with our Kansas City, Kansas store, rental payments due on our distribution center in Wheeling, West Virginia and amounts subject to forfeiture under economic development grants.
(3)	Our purchase obligations relate primarily to purchases of inventory, shipping and other goods and services in the ordinary course of business under binding purchase orders. The amount of purchase obligations shown is based on assumptions regarding the legal enforceability against us of purchase orders we had outstanding as of fiscal year end 2003. Under different assumptions regarding our rights to cancel our purchase orders or different assumptions regarding the enforceability of the purchase orders under applicable laws, the amount of purchase obligations shown in the table above would be less.

Other Commercial Commitments

	2004	2005	2006	2007	2008	There- after	Total
	(dollars in thousands)
Revolving line of credit	$—	—	—	—	—	—	$—
Letters of credit	26,145	—	—	—	—	—	26,145
Standby letters of credit	2,391	—	—	—	—	—	2,391

Total(1)	$28,536	—	—	—	—	—	$28,536

(1)

As of fiscal year end 2003, the total amount available for borrowing under our credit facility, including lender letters of credit and standby letters of credit, was $170.0 million. In May 2004, this facility was amended to increase the amount available to $230.0 million. As of fiscal year end 2003, approximately $141.5 million was available for borrowing under this credit facility. The total amount available for additional borrowing under the bank’s credit facility is $20.0 million. As of fiscal year end 2003, $20.0 million was available for borrowing under the bank’s credit facility.

Off-Balance Sheet Arrangements

Operating leases—We lease various items of office equipment and buildings, all of which are recorded in our selling, general and administrative expenses. Future obligations are shown in the contractual obligations table above.

Credit Card Limits—The bank bears off-balance sheet risk in the normal course of its business. One form of this risk is through the bank’s commitment to extend credit to cardholders up to the maximum amount of their credit limits. The aggregate of such potential funding requirements totaled $5.2 billion as of the end of the first fiscal quarter of 2004, and $4.9 billion, $4.1 billion and $2.9 billion at fiscal year end 2003, 2002 and 2001, respectively, which amounts were in addition to existing balances cardholders had at such dates. These funding obligations are not included on our consolidated balance sheet. While the bank has not experienced, and does not anticipate that it will experience, a significant draw down of unfunded credit lines by customers, a significant draw down would create a cash need at the bank which likely could not be met by our available cash and funding sources. The bank has the right to reduce or cancel these available lines of credit at any time.

Securitizations—As described above under “—Credit Card Loan Receivable Securitizations,” all of the bank’s securitization transactions have been accounted for as sale transactions and the receivables relating to those pools of assets are not reflected on our consolidated balance sheet.

Bank Dividend Limitations and Minimum Capital Requirements

The ability of the bank to pay dividends to us is limited. Such dividends, which would only be made at the discretion of our board of directors and the bank’s board of directors, may be limited by a variety of factors, such as regulatory capital requirements, dividend restriction statutes, broad enforcement powers possessed by regulatory agencies and limitations under the bank’s revolving credit facility and requirements imposed by membership in VISA. Under the Nebraska Banking Act, dividends may only be paid out of “net profits of on hand,” which the Nebraska Banking Act defines to mean, the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets, after deducting from the total thereof all current operating expenses, losses and bad debts, accrued dividends on preferred stock, if any, and federal and state taxes for the present and two immediately preceding calendar years.

Based on these various restrictions, and assuming comparable levels of activity in 2004 as occurred in 2003, the bank would be permitted to pay us no more than $19.5 million during 2004. Based upon the prior growth and funding history at the bank, it is not expected that the bank will be able to provide significant funding, if any, to us to help support our other operations. Moreover, due to minimum capital requirements under banking laws and the VISA membership rules, we may be required from time to time to put additional capital into the bank in order to enable the bank to continue to grow its credit card portfolio.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to interest rate risk through our bank’s operations and, to a lesser extent, through our merchandising operations. We also are exposed to foreign currency risk through our merchandising operations.

Financial Services Interest Rate Risk

Interest rate risk refers to changes in earnings or the net present value of assets and off-balance sheet positions less liabilities (termed “economic value of equity”) due to interest rate changes. To the extent that interest income collected on managed receivables and interest expense do not respond equally to changes in interest rates, or that rates do not change uniformly, securitization earnings and economic value of equity could be affected. Our net interest income on managed receivables is affected primarily by changes in short term interest rate indices such as LIBOR and prime rate, as variable rate card receivables, securitization certificates and notes and corporate debts are indexed to LIBOR-based rates of interest and are periodically repriced. We manage and mitigate our interest rate sensitivity through several techniques, but primarily by modifying the contract terms with our cardholders, including interest rates charged, in response to changing market conditions. Additional techniques we use include managing the maturity, repricing and distribution of assets and liabilities by issuing fixed rate securitization certificates and notes and by entering into interest rate swaps to hedge our fixed rate exposure from interest strips. At the end of fiscal 2003, all of our credit card receivables had variable rate pricing, with receivables carrying annual percentage rates at a spread over the prime rate, subject to certain interest rate floors. However, 41.9% of the bank’s credit card receivables at fiscal year end 2003 were considered to be fixed rate either because they were generated through the sales of Cabela’s merchandise and, therefore carry a fixed interest rate of 9.99% or represent receivables that were generated by customers who paid their previous month’s bill in full and we do not expect to incur finance charges. The table below shows the mix of account balances at each interest rate at fiscal year end 2001, 2002 and 2003 and at the end of the first fiscal quarters of 2003 and 2004.

	Fiscal Year			First Fiscal Quarter
	2001	2002	2003	2003	2004
As a percentage of total balances outstanding
Balances carrying interest rate based upon the national prime lending rate.	54.9%	57.3%	58.1%	61.5%	61.9%
Balances carrying an interest rate of 9.99%	5.5%	4.6%	3.8%	4.6%	3.3%
Balances not carrying interest because their previous month’s balance was paid in full	39.6%	38.0%	38.1%	33.9%	34.8%

All products issued by our Financial Services segment are priced at a margin over the defined national prime lending rate except purchases made from us which are financed at a fixed interest rate of 9.99%. No interest is charged if the account is paid in full within 20 days of the billing cycle.

Management has performed an interest rate gap analysis to measure the effects of the timing of the repricing of our interest sensitive assets and liabilities. This analysis suggests that, if there had been an immediate 100 basis point, or 1.0%, increase in the market rates for which our assets and liabilities were indexed during fiscal 2003, we do not believe that our operating results would be materially affected.

Merchandising Interest Rate Risk

The interest payable on our bank line of credit is based on variable interest rates and therefore affected by changes in market interest rates. If interest rates on existing variable rate debt rose 1%, our results from operations and cash flows would not be materially affected.

Foreign Currency Risk

We purchase a significant amount of inventory from vendors outside of the U.S. in transactions that are primarily U.S. dollar transactions. A small percentage of our international purchase transactions are in currencies other than the U.S. dollar. Any currency risks related to these transactions are immaterial to us. A decline in the relative value of the U.S. dollar to other foreign currencies could, however, lead to increased merchandise costs.

Impact of Inflation

We do not believe that our operating results have been materially affected by inflation during the preceding three fiscal years. We cannot assure you, however, that our operating results will not be adversely affected by inflation in the future.

Critical Accounting Policies and Use of Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. The estimates and assumptions are evaluated on a periodic basis and are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates.

Our significant accounting policies are described in Note 1 to the consolidated financial statements. The accounting policies discussed below are the ones we believe are the most critical to understanding our consolidated financial statements.

Merchandising Revenue Recognition

Revenue is recognized for retail sales at the time of the sale in the store. For direct sales, revenue is recognized when the merchandise is delivered to the customer, with the time of delivery being based on our estimate of shipping time from our distribution facility to the customer. We record a reserve for estimated product returns in each reporting period. The amount of this reserve is based upon our historical return experience and our future expectations. If our estimates for these returns are too low, and we receive more returns than we estimated, we would have a significant mismatching of revenue and expenses in the following period. Shipping fees charged to customers are included in revenue and shipping costs are included in cost of revenues. Our policy regarding gift certificates is to record revenue as the certificates are redeemed for merchandise. Prior to their redemption, the certificates are recorded as a liability for the full-face amount of the certificates.

Inventory

Merchandise inventories, net of an allowance for shrink or returned or damaged goods and obsolescence, are stated at the lower of cost or market. Cost is determined using the last-in-first-out method, or LIFO, for all inventories except for those inventories owned by our wholly-owned subsidiaries Van Dyke Supply Company, Inc., and Wild Wings, LLC which use the first-in, first-out method. We use a dollar value, link chain method in calculating LIFO. Current year prices are determined using an internally developed index applying the first purchase price method. We estimate a provision for shrink based on historical cycle count adjustments and periodic physical inventories. These estimates may vary significantly due to a variety of internal and external factors. The allowance for damaged goods from returns is estimated based on historical experience. Most items that are returned and slightly damaged are sent to our Retail segment, marked down and sold. If the actual impairment is different than what our estimated provision was based on, we adjust our provision accordingly. We also reserve our inventory for obsolete or slow moving inventory based on inventory aging reports and, in certain cases, by specific identification of slow moving or obsolete inventory. The aged inventory is grouped and analyzed in various categories, with particular attention given to fashion-sensitive categories. All categories that are subject to obsolescence are reserved for based upon management’s estimates, which estimates reflect past experience and management’s assessment of future merchandising trends. Our most fashion-sensitive categories of merchandise are apparel and footwear. However, a significant percentage of our inventory has a low fashion component, such as hunting, camping, and fishing gear, with a correspondingly lower rate of obsolescence. Slow moving inventory is marked down and sold in the Bargain Cave section of our merchandising business.

Catalog Amortization

Prepaid catalog expenses consist of internal and third party incremental direct costs incurred in the development, production and circulation of our direct mail catalogs. These costs are primarily composed of creative design, prepress/production, paper, printing and postage and mailing costs relating to the catalogs. All such costs are capitalized as prepaid catalog expenses and are amortized over their expected period of future benefit or twelve months, whichever is shorter. Such amortization is based upon sales lag pattern forecasts, which are developed using prior similar catalog offerings as a guide. Prepaid catalog expenses are evaluated for realizability at each reporting period by comparing the carrying amount associated with each catalog to actual sales data and to the estimated probable remaining future revenue (net sales less merchandise cost of goods sold, selling expenses and catalog completions costs) associated with that catalog. If the carrying amount is in excess of the estimated probable remaining future revenue, the excess is expensed in the reporting period. In 2003 and 2002 we had $26.9 million and $25.9 million, respectively, capitalized at year-end.

Economic Development Bonds

Debt and equity securities with readily determinable fair values are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses, net of related income taxes, excluded from earnings and reported in accumulated other comprehensive income. Declines in the fair value of available-for-sale securities below cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific identification method. At the time we purchase these bonds we make estimates of the discounted future cash flow streams they are expected to generate in the form of interest and principal payments. Because these cash flows are based primarily on future property or sales tax collections at our facilities and other facilities (which in many cases may not yet be operating), these estimates are inherently subjective and the probability of ultimate realization is highly uncertain. Any excess of par value over fair value of bonds acquired as part of the retail construction are allocated to the basis of the store. Each reporting period we review the assumptions underlying the recorded valuation of these bonds to determine whether changes in actual or anticipated tax collections or other factors suggest that the bonds have become permanently impaired. Future property tax revenues are estimated using management’s current knowledge and assessment of known construction projects and the likelihood of additional development or land sales at the relevant sites. Future sales tax revenues are estimated generally using historical same store sales and projected increases for similar stores. Declines in the fair value of held-to-maturity and available-for-sale bonds and securities below cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific identification method.

Asset Securitization

We use securitization of our credit card receivables as one source to meet our funding needs for our Financial Services business. We account for our securitization transactions in accordance with SFAS 140, issued by the Financial Accounting Standards Board (“FASB”). When we securitize credit card receivables, we recognize retained beneficial interests, including an interest-only strip receivable. The interest-only strip receivable represents the contractual right to receive from the trust interest and other revenue less certain costs over the estimated life of the securitized receivables.

We estimate the fair value of the interest-only strip receivable based on the present value of expected future revenue flows (“excess spread”) based upon certain assumptions and estimates of our management. Quoted market prices for the interest-only strip receivable are not available and we have limited experience in performing this type of valuation. Our assumptions and estimates include projections concerning interest income and late fees on securitized loans, recoveries on charged-off securitized loans, gross credit losses on securitized loans, contractual servicing fees, and the interest rate paid to investors in a securitization transaction. These projections are used to determine the excess spread we expect to earn over the estimated life of the securitized loan principal receivables. The other assumptions and estimates we use in estimating the fair value of the interest-only strip receivable include projected loan payment rates, which are used to determine the estimated life of the securitized loan principal receivables, and an appropriate discount rate.

The assumptions and estimates used to estimate the fair value of the interest-only strip receivable at each reporting period reflects management’s judgment as to the expected excess spread to be earned and payment rates to be experienced on the securitized loans. These estimates are likely to change in the future, as the individual components of the excess spread and payment rates are sensitive to market and economic conditions.

For example, the rates paid to investors in our securitization transactions are primarily variable rates subject to change based on changes in market interest rates. Changes in market interest rates can also affect the projected interest income on securitized loans, as we could reprice the portfolio as a result of changes in market conditions. Credit loss projections could change in the future based on changes in the credit quality of the securitized loans, our account management and collection practices, and general economic conditions. Payment rates could fluctuate based on general economic conditions and competition. Actual and expected changes in these factors may result in future estimates of the excess spread and payment rates being materially different from the estimates used in the periods covered by this report.

On a quarterly basis, we review and adjust as appropriate, the assumptions and estimates used in determining the fair value of the interest-only strip receivable recognized in connection with our securitization transactions. If these assumptions change, or actual results differ from projected results, the interest-only strip receivable and securitization income would be affected. If management had made different assumptions for the periods covered by this report that raised or lowered the excess spread or payment rate, our financial position and results of operations could have differed materially.

Note 2 to the audited consolidated financial statements provides further detail regarding the assumptions and estimates used in determining the fair value of the interest-only strip receivable and their sensitivities to adverse changes.

Impact of Recent Accounting Pronouncements

SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. In November 2003, the FASB issued Staff Position No. 150-3 which deferred the effective dates for applying certain provisions of SFAS 150 related to mandatorily redeemable interests for public and nonpublic entities.

For public entities, SFAS 150 is effective for mandatorily redeemable financial instruments entered into or modified after May 31, 2003 and is effective for all other financial instruments as of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a significant impact on our financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under specified guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. Additionally, the recognition of a guarantor’s obligation should be applied on a prospective basis to guarantees issued after December 31, 2002. The adoption of this statement did not have a material effect on our financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation (“FIN No. 46”) (revised December 2003), Consolidation of Variable Interest Entities. This Interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements and replaces FIN No. 46, Consolidation of Variable Interest Entities. The Interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. The effective date of this Interpretation varies depending on several factors, including public status of the entity, small business issuer status, and whether the public entity currently has any interests in special-purpose entities. The adoption of FIN No. 46 did not have a significant impact on our financial position, results of operations or cash flows.

BUSINESS

Overview

We are the nation’s largest direct marketer, and a leading specialty retailer, of hunting, fishing, camping and related outdoor merchandise. Since our founding in 1961, Cabela’s® has grown to become one of the most well-known outdoor recreation brands in the United States, and we have long been recognized as the World’s Foremost Outfitter®. Through our established direct business and our growing number of destination retail stores, we believe we offer the widest and most distinctive selection of high quality outdoor products at competitive prices while providing superior customer service. We operate as an integrated multi-channel retailer, offering our customers a seamless shopping experience through our catalogs, website and destination retail stores, thereby capitalizing on our strong brand recognition. We also issue the Cabela’s Club® VISA credit card through which we offer a related customer loyalty rewards program as a vehicle for strengthening our customer relationships. In fiscal 2003, we shipped over 6.9 million customer orders through our direct business and completed over 6.1 million sales transactions at our nine destination retail stores.

Our extensive product offering consists of approximately 235,000 SKUs and includes hunting, fishing, marine and camping merchandise, casual and outdoor apparel and footwear, optics, vehicle accessories, gifts and home furnishings with an outdoor theme. We offer these products through an integrated multi-channel retailing model consisting of our direct and retail businesses, which provides our customers with a seamless shopping experience, thereby capitalizing on our strong brand recognition. Our direct business uses catalogs and the Internet to increase brand awareness and generate customer orders via the mail, telephone and the Internet. In fiscal 2003, we circulated over 100 million catalogs with over 60 separate titles and received approximately 46.6 million visits to our website. We opened our first destination retail store in 1987 and currently operate nine destination retail stores that range in size from 35,000 square feet to 250,000 square feet, including our large-format destination retail stores which are 150,000 square feet or larger. Featuring museum-quality wildlife displays and large aquariums, our destination retail stores reinforce our outdoor lifestyle image and provide exciting tourist and entertainment shopping experiences for the entire family. With an average of approximately 4.4 million customer visits per store in fiscal 2003, our existing large-format destination retail stores are major tourist attractions. For example, our Kansas City, Kansas and Owatonna, Minnesota destination retail stores rank among the top two tourist attractions in their respective states.

We have a long history of revenue growth and profitability. Over the past five years, we have improved our operating results by expanding our direct business, opening five destination retail stores, establishing and growing our credit card program and leveraging our costs across a larger operation. As a result, over the past five fiscal years we have achieved compound annual revenue growth of 16% with revenue of $1.4 billion in fiscal 2003, and compound annual operating income growth of 18% with operating income of $84.9 million in fiscal 2003.

Our History

We were founded in 1961 as a small merchant that offered fishing flies through advertisements in national outdoor magazines. In 1963, we introduced our first catalog and gradually expanded over the next 41 years by adding additional products and new catalog titles. Building on the success of our direct business, we opened our first destination retail store in Kearney, Nebraska in 1987 to further leverage the Cabela’s® brand. In 1998, we launched our online store as part the growth of our direct business. Since our inception, we have focused on the philosophy of building strong customer relationships and providing high quality products at a compelling value.

We were initially incorporated as a Nebraska corporation in 1965 and were reincorporated as a Delaware corporation in January of 2004.

Competitive Strengths

We believe that our key competitive strengths are based on several attributes of our business:

We have a multi-channel retailing model that provides a seamless shopping experience. We offer products through our complementary direct and retail businesses. Our multi-channel retailing model enables us to capture customer information, cross-market our products, achieve operational synergies, provide shopping convenience to our customers and maximize our brand recognition across channels. Key elements of our model include:

•	using our catalogs and the Internet as selling and marketing tools to increase the visibility and exposure of the Cabela’s® brand, generate greater retail store customer traffic and provide effective product marketing and information to our customers;

•	designing our retail stores to be exciting tourist destinations that introduce new customers to our brand and reinforce our outdoor lifestyle image with existing customers and their families; and

•	analyzing the extensive customer database generated by our direct business and additional demographic research to determine the location and concentration of our customers, help identify new destination retail store locations, track regional merchandise preferences and more effectively manage our inventory.

A cornerstone principle of our successful multi-channel retailing model has been our commitment to providing a superior customer experience across all channels. We believe that our commitment to customer service, including our knowledgeable sales associates, strong customer focus and money-back guarantee, has contributed to our ability to develop a growing base of loyal customers. All of our sales associates in our customer care centers and destination retail stores participate in extensive training and development programs to further enhance their product knowledge, selling techniques and customer response and satisfaction strategies.

We have a highly recognized and established brand within the hunting, fishing, camping and related outdoor recreation market. We believe that our strong brand recognition is a result of our long-standing commitment to the outdoor recreation market and our strategy to be a trusted authority in this market. We also believe that our expertise in both the products we sell and our customers’ outdoor merchandise preferences greatly enhances our customers’ shopping experience and differentiates us from most of our competitors. Our merchandising team is comprised of outdoor enthusiasts who understand our products and test them in the field to gain a better understanding of our customers’ needs as well as the overall performance and quality of our merchandise. Our extensive assortment of high quality products, superior customer service, competitive prices, credit card loyalty rewards program and consistent marketing effort via our catalog mailings all reinforce the strength of the Cabela’s® brand. In 2003, we were recognized as the catalog that motivates the highest number of male consumers to make a purchase, according to DNR magazine.

We offer the widest and most distinctive selection of high quality products at competitive prices in the outdoor recreation market. Our merchandise assortment ranges from products at entry-level price points to premium-priced high-end items. We offer a broad assortment of leading national brands, niche brands and Cabela’s® private label branded products which we believe meets the expectations and needs of our broad range of customers. We believe our market position and strong vendor relationships generally provide us with greater access to technological product innovations and new products. Our extensive selection of private label merchandise, available exclusively from us, adds to the distinctive nature of our product assortment. In fiscal 2003, our Cabela’s® private label merchandise accounted for over one-third of our merchandise sales. We have long-standing sourcing and quality control practices to ensure our private label merchandise meets our design and pricing specifications. We believe our private label merchandise provides our customers with high quality products at exceptional values, enhances our gross profit margin and increases recognition of the Cabela’s® brand.

We also frequently have access to specially priced merchandise and offer this merchandise to our customers at value-oriented prices. Furthermore, we continuously seek to expand our product categories through internal product development and design.

We have an appealing and highly productive destination retail store model. We have developed an appealing and exciting high sales volume destination retail store model. Our destination retail stores are designed to reinforce our outdoor lifestyle image and create an enjoyable and interactive shopping experience for casual customers, outdoor enthusiasts and their entire families. Our destination retail stores are generally located in close proximity to convenient transportation routes and are accessible to a large base of existing and potential customers. We offer a broad selection of merchandise in our destination retail stores displayed in a compelling manner. Key elements of our destination retail stores include museum-quality wildlife displays, large aquariums, gun libraries, restaurants and educational centers. In fiscal 2003, our destination retail stores open for the full fiscal 2003 had an average revenue per store of $43.0 million and generated a 2.4% increase in comparable store sales. For the same period, our destination retail stores generated a 13.8% operating income margin and incurred depreciation and amortization as a percentage of retail sales of 2.2%. Our three large format destination retail stores open for the full fiscal 2003 had an average revenue per store of $75.6 million and similar margins. Our large-format destination retail stores are the focus of our destination retail store expansion strategy. In general, our new stores have achieved profitability comparable to our existing stores within the first twelve months of operation. Historically, we have also been able to negotiate economic development arrangements with many local and state governments in connection with the development of a number of our destination retail stores, which enhances the return on our investment in these stores.

We operate a compelling customer loyalty program through our profitable financial services business. To further develop our brand identity and customer loyalty, we offer our customers the Cabela’s Club® VISA credit card, which is the key element of our rewards-based loyalty program. Our co-branded credit card is managed and administered by our wholly-owned bank subsidiary, World’s Foremost Bank. This popular program allows cardholders to earn points whenever and wherever they use their Cabela’s Club® VISA credit card and easily redeem earned points to receive credit against the price of products and services purchased from us. As a result, we believe that our loyalty program attracts customers and encourages them to purchase more from us. In fiscal 2003, approximately 17.1% of our total sales were made to customers using the Cabela’s Club® VISA credit card. We adhere to conservative credit policies and target consistent profitability in our financial services business. We had net charge-offs as a percent of total outstanding balances of approximately 2.4% in fiscal 2003, compared to an industry average of 6.8% in 2003, which we believe is due to our credit and operating practices. In the first fiscal quarter of 2004, we had an average of over 950,000 credit card accounts, with 587,510 of these accounts being active with an average balance of approximately $1,405.

We have long-standing and experienced senior executive management and merchandising teams. Our long-standing senior executive management team has extensive experience in outdoor retailing, averaging 20 years of experience in the industry and over 14 years with us. Our senior executive management team is led by Dennis Highby, our President and Chief Executive Officer, who has been with us since 1976. Other key senior executives include David Roehr, our Executive Vice President and President and Chief Executive Officer of our World’s Foremost Bank subsidiary, Pat Snyder, Senior Vice President of Merchandising, Michael Callahan, Senior Vice President of Retail Operations and Marketing, Ralph Castner, Vice President and Chief Financial Officer, and Brian Linneman, Vice President and Chief Operating Officer. The other members of our executive management team have an average of 12 years working for us and the 16 members of our senior merchandising team have an average of 15 years working for us. We believe our breadth and strength of our management team and the extensive experience of our merchandising team will support our efforts to continue to successfully grow our business.

Growth Strategy

We plan to continue to grow our destination retail store base, our direct business and our financial services business while growing our profits and maintaining our strong focus on expense control and operating efficiencies. Our growth strategy emphasizes the following key components:

Continue to open new destination retail stores. We have grown our destination retail store base from four stores in 1998 to nine in 2003. We opened one destination retail store in 2003, and plan to open one destination retail store in 2004 and two in 2005. Through our extensive customer database and analysis of historical sales data generated by our direct business, we are able to identify geographic areas with a high concentration of customers that represent potential new markets for our destination retail stores. We believe that there are many additional markets throughout the United States that could potentially support one of our large-format destination retail stores. Additionally, we believe that smaller-format destination retail stores could provide further opportunities for future expansion.

Expand our direct business. We plan to expand our direct business through several initiatives regarding existing and new customers. We will seek to increase the amount each customer spends on our merchandise through the continued introduction of new catalog titles and the development and introduction of new products. We have also begun to take advantage of web-based technologies such as targeted promotional e-mails, on-line shopping engines and Internet affiliate programs to increase sales. We also plan to improve our customer relationship management system which we expect will allow us to better manage our customer relationships and more effectively tailor our marketing programs.

Improve our operating efficiencies and store productivity. As we continue to grow our business through opening new destination retail stores and building our direct business, we believe that we will improve our operating efficiencies by optimizing and investing in our distribution and logistics capabilities. We also believe we can increase the penetration of our higher-margin Cabela’s® private label merchandise in both new and existing product categories. In addition, we intend to improve destination retail store productivity by adjusting our in-store staffing levels and refining our destination retail store layout strategies.

Expand the reach of our brand and target market through complementary opportunities. We focus on increasing consumer awareness of our company and maintaining and developing our outdoor lifestyle image by using consistent branding in all of our distribution channels. We also will seek to continue to effectively broaden the application of our brand through opportunistic acquisitions of complementary businesses, as well as through the internal development of relevant businesses and product categories. We will continue to leverage our brand recognition in selected areas through corporate relationships and alliances. We intend to increase the penetration of our Cabela’s Club® VISA credit card among our customer base through low cost target marketing and solicitations at our destination retail stores which we believe, based upon historical results, will reinforce our customer loyalty and thereby increase revenue and net income.

Industry Overview

We compete in a number of large and highly fragmented markets, including the outdoor recreation and casual apparel and footwear markets. The outdoor recreation market is comprised of several categories including hunting, fishing and wildlife watching, and we believe it crosses over a wide range of geographic and demographic segments. The aggregate size of the outdoor recreation market is $108 billion, of which $64.5 billion was spent on equipment, merchandise and accessories in 2001, according to the U.S. Fish and Wildlife Service. Our target markets include the following:

•	Wildlife sportsmen and sportswomen, including hunters and anglers, spent $41.0 billion on equipment and accessories in 2001, which has grown at a compound annual growth rate of 4% since 1991;

•	Wildlife watchers, which includes observers, feeders and photographers, spent $23.5 billion on equipment and accessories in 2001, which has grown at a compound annual growth rate of 7% since 1991;

•	Over 82 million U.S. residents 16 years old and older, fished, hunted or wildlife watched in 2001;

•	34.1 million people fished, 13.0 million hunted, and 66.1 million participated in at least one type of wildlife-watching activity including observing, feeding, or photographing in 2001.

51.4 million people in the United States also went camping in 2003 according to the National Sporting Goods Association.

In addition to the outdoor recreation and the casual apparel and footwear markets, we have leveraged our brand and expanded our product offerings to include workwear, outerwear, women’s and children’s clothing, gifts and home accessories with an outdoor theme. Given the stable and fragmented nature of the markets in which we compete, the strength of our brand and our wide product offering, we believe we are well positioned to grow our market share in each of our target markets.

Customers

We believe that our customers are typically male, between the ages of 26 and 65, and approximately 44% of our customers have an annual household income between $50,000 and $100,000. In addition, the expansion of our destination retail stores and targeted product offerings of outerwear, women’s and children’s clothing and footwear, gifts and home accessories with an outdoor theme has allowed us to broaden the reach of our brand and overall appeal to women and children. Our average customer makes purchases across multiple product categories and distribution channels.

Direct Business

Our direct business uses catalogs and the Internet as marketing tools to generate sales orders via the telephone, the Internet and the mail. Our direct business generated $924.3 million in sales in fiscal 2003 and $205.8 million in sales in the first fiscal quarter of 2004, representing approximately 69.4% and 69.5%, respectively, of our total sales from our direct and retail businesses for fiscal 2003 and the first fiscal quarter of 2004. See Note 20 to our consolidated financial statements and Note 10 to our unaudited interim consolidated financial statements for additional financial information regarding our direct business.

We have been marketing our products through our print catalog distributions to our customers and potential customers for over 40 years. We believe that our catalog distributions have been one of the primary drivers of the growth of our goodwill and brand name recognition. In fiscal 2003, we mailed approximately 100 million catalogs with over 60 separate titles. Our general catalogs range from 400 to 1,696 pages and our specialty catalogs range from 52 to 196 pages. Our catalogs include color pictures of our products along with detailed product descriptions. Our catalog layouts are designed to increase sales by presenting products in specific categories and sections. We have relationships with a variety of third-party printers for the publishing and printing of our catalogs.

Our specialty catalogs offer products focused on one outdoor activity, such as fly fishing, archery or waterfowl. We carefully analyze our historical sales data and introduce targeted specialty catalogs featuring product lines that have historically generated sufficient customer interest. For example, as a result of the demand for women’s apparel and footwear in our general catalogs, we have designed new specialty catalogs featuring a wide selection of merchandise in that category. We plan to introduce four new specialty catalogs in 2004 that focus on outdoor-themed furniture and home accessories as well as children’s outdoor clothing.

We have our own in-house design and layout teams that design each of our catalogs with a focus on creative layouts and presentation and write and edit the product descriptions contained in our catalogs. These teams also apply a disciplined profitability analysis to historical sales data to determine which products will be offered in future catalogs and the location and allocation of space for these products in our catalogs. We believe these efforts allow us to maximize our catalog space, sales and profitability.

We use the customer database generated by our direct business to ensure that customers receive catalogs matching their merchandise preferences, identify new customers and cross-sell merchandise to existing customers. We periodically rent or purchase customer lists from third parties that may have customers with interests, buying habits and demographics, similar to those of our customers.

We also market our products through our website which has a number of features, including product information and ordering capabilities and general information on the outdoor lifestyle. This on-line store was launched in 1998. This cost-effective medium is designed to offer a convenient, highly visual, user-friendly and secure online shopping option for new and existing customers. Our website offers all of the merchandise included in our catalogs and contains more extensive product descriptions and photographs, as well as additional sizes and colors of selected merchandise. In addition to the ability to order the same products available in our catalogs (including the use of the catalog product identification number for quick ordering), our website gives customers the ability to purchase gift certificates, research outdoor activities and choose from other services we provide. Our website also offers discontinued and returned merchandise through a Bargain Cave link which is advertised in our catalogs.

Our website is our most cost-effective means of offering certain specialized or hard-to-find merchandise that may not be available through our catalogs or destination retail stores. This allows us to offer rare and highly specialized merchandise to our customers which enhances our reputation as a leading authority in the outdoor recreation market. We have agreements to drop-ship specialized merchandise directly from our vendors to our customers, enabling us to provide unusual, hard-to-ship and hard-to-inventory items, including furniture and perishables, to our customers without having to physically maintain an inventory of these items at our distribution centers.

The average monthly number of visits to our website has increased from 380,000 in fiscal 2000 to over 3.8 million in fiscal 2003. We have also been aggressively expanding our e-mail mailing lists as a way to provide inexpensive communication with customers and as a means to promote our products and our brand. Our promotional e-mails are customized to meet customers’ shopping preferences and merchandise tastes. We believe that with the growing number of households with Internet and e-mail access, we can leverage our website to generate more sales and connect more frequently with new and existing customers.

Many of our customers read and browse our catalogs, but order products through our website. Based on our customer surveys, we believe that approximately 95% of our customers wish to continue to receive catalogs even though they purchase merchandise and services through our website. Accordingly, we remain committed to marketing our products through our catalog distributions and view our catalogs and the Internet as a unified selling and marketing tool.

We operate our customer care centers in Sidney, North Platte, Kearney, Grand Island and Lincoln, Nebraska as part of our direct business. Customers can call our customer care centers to place orders, to ask questions regarding our merchandise and to obtain the status of orders made via the mail, our website or by telephone. Our customer care centers are staffed 24 hours a day by sales associates as well as experienced product specialists who are available to assist our customers and answer customers’ questions about our merchandise.

We have acquired selected other businesses that comprise a part of our direct business which we believe are an extension of our core competencies. These businesses include Dunn’s, which offers hunting-dog equipment and high-end hunting accessories, Herter’s, which manufactures waterfowl decoys and waterfowl hunting accessories, Van Dyke’s Restorers, which offers home restoration products, Van Dyke’s Taxidermy, which offers taxidermy, Wild Wings, which offers wildlife prints and other collectibles and the Ducks Unlimited catalog, which offers waterfowl products. In 1996, we acquired the assets of the Gander Mountain direct business and integrated them into our business.

Retail Business

We currently operate nine destination retail stores in seven states. Our retail operations generated $407.2 million in sales in fiscal 2003 and $90.5 million in sales in the first fiscal quarter of 2004, representing approximately 30.6% and 30.5%, respectively, of our total sales from our direct and retail businesses for fiscal 2003 and the first fiscal quarter of 2004. See Note 20 to our consolidated financial statements and Note 10 to our unaudited interim consolidated financial statements for additional financial information regarding our retail business.

Building on our success in the direct business, we opened our first destination retail store in Kearney, Nebraska in 1987. In 1991, we opened a second destination retail store in Sidney, Nebraska. From 1998 through 2003, we expanded our retail business by opening seven additional destination retail stores in six states. For fiscal 2003, our destination retail stores which were open as of January 1, 2003 generated average net sales per gross square foot of $386.

Store Format and Atmosphere. We have developed an appealing and exciting tourist destination retail store concept that is designed to appeal to the entire family and draw customers from a broad geographic and demographic range. Our destination retail stores range in size from 35,000 to 250,000 square feet and our large-format destination retail stores are 150,000 square feet or larger. These destination retail stores are similar in format, merchandise offered and ambiance, despite variations in their size. The sites for our destination retail stores are generally located in close proximity to major traffic arteries and in regions of the country that have large concentrations of existing Cabela’s direct business customers. Our large-format destination retail stores are among the top tourist attractions in the states in which they operate, often attracting the construction and development of hotels, restaurants and other retail establishments in areas adjacent to these stores. The large size of our destination retail stores allows us to offer a broad selection of products, helps to provide us with flexibility to respond to seasonal needs and merchandise trends and enables us to manage the flow of customer traffic. We attempt to adjust our staffing levels to meet customer traffic flows. Our destination retail stores are generally open six days a week from 8:00 a.m. to 9:00 p.m. and from 10:00 a.m. to 6:00 p.m. on Sundays.

We design our destination retail stores to reinforce our outdoor lifestyle image and to create an enjoyable, friendly and interactive shopping experience for both casual customers and outdoor enthusiasts. These stores are designed to communicate an outdoor lifestyle environment characterized by the outdoor feel of our interior lighting, wood or tile flooring, cedar wood beams, open ceilings, neutral tone decor and lodge type atmosphere. We also present our merchandise in a customer friendly fashion with engaging end-cap displays and effective product category adjacencies. The general layout of our large-format destination retail stores consists of a large mountain and pond with museum-quality taxidermy as the focal point in the center of the store with soft goods such as clothing and gifts as well as fly fishing products located in the front of the store and hard goods such as hunting, fishing, marine and archery products as well as footwear arranged on the sides and in the back of the store. Camping products and furniture are also usually located in the back of the store or on a mezzanine level. Our destination retail stores also usually have a restaurant located in the front of the store or on a mezzanine level. The aisles between items are wide to provide ample space for customer traffic. Our destination retail stores also offer discounted and returned merchandise through our Bargain Cave section located in the back of the stores. Each store has back room space used for the storage of selected inventory items, including footwear, and administrative functions.

In addition, our large-format destination retail stores are designed to simulate an outdoor lifestyle environment by including numerous amenities and interactive areas so that customers can test our products before making a purchase decision. These attributes differentiate our destination retail stores making them appeal to entire families and we believe increase the average shopping time customers spend in our stores. Key amenities of our destination retail stores include the following:

•	conservation mountains of up to 35 feet in height, some of which feature elements of the four calendar seasons;

•	hundreds of impressive and museum-quality wildlife displays and mounts from around the world;

•	large aquariums, streams or ponds usually stocked with game fish native to the area;

•	world-class gun libraries featuring high quality firearms;

•	archery training systems;

•	virtual shooting arcades;

•	museums or educational centers; and

•	restaurants, and banquet and meeting facilities.

The design, durability and style of our destination retail stores also allow us to keep our remodeling and upkeep costs low. The following is a typical layout of a large-format destination retail store:

Floor 1

Floor 2

New Store Site Selection. We have identified locations that may be suitable for new destination retail stores as part of our retail expansion strategy. With only nine destination retail stores in operation at the present time, we believe opening additional destination retail stores provides a significant growth opportunity. Through our extensive customer database generated by our direct business and additional demographic and competitive research, we can identify geographic areas with a high concentration of customers that represent potential new markets for our destination retail stores. We believe that there are many additional markets throughout the United States that could potentially support one of our large-format destination retail stores. We also believe that our customer database gives us a competitive advantage in tailoring product offerings in each of our destination retail stores to reflect our customers’ regional preferences. Additionally, we believe that smaller-format destination retail stores could provide further opportunities for future retail expansion. We currently plan on opening one new 175,000 square foot destination retail store in Wheeling, West Virginia in the fall of 2004 and one new 225,000 square foot destination retail store in Ft. Worth, Texas and one new 175,000 square foot destination retail store in Buda, Texas in 2005.

Store Locations and Ownership. We own all of our destination retail stores. However, in connection with some of the economic development packages received from state or local governments where our stores are located, we have entered into agreements granting ownership of the taxidermy, diorama or other portions of our stores to these state and local governments.

The following table provides the location, opening date and size of our existing destination retail stores as of May 2004:

Location	Opening Date	Total Square Feet
Kearney, NE	October, 1987	35,000
Sidney, NE	July, 1991	89,000
Owatonna, MN	March, 1998	159,000
Prairie Du Chien, WI	September, 1998	53,000
East Grand Forks, MN	September, 1999	59,000
Mitchell, SD	March, 2000	84,000
Dundee, MI	August, 2000	228,000
Kansas City, KS	August, 2002	186,000
Hamburg, PA	September, 2003	247,000

Construction and Store Development. We have an in-house team that is responsible for overseeing the construction of our destination retail stores in accordance with our specifications, budget and schedule. We have historically engaged the same general contractor which has a nationwide presence for the construction of all of our destination retail stores. We believe that using a coordinated strategy with our own in-house team and the same general contractor lowers our overall construction costs and minimizes construction time delays and other construction-related problems. As we continue to open new destination retail stores, we believe that the layout for our future destination retail stores will reflect improvements in our construction processes, materials and fixtures, merchandise layout and store design. These improvements may further enhance the appeal of our destination retail stores to our customers and lower our overall costs.

Currently, the average initial net investment to construct a destination retail store ranges from approximately $45 million to $70 million depending on the size of the store and the amount of public improvements necessary. This includes the costs of real estate, site work, public improvements such as utilities and roads, buildings, fixtures (including taxidermy) and inventory. Historically, in connection with the acquisition of land for our new stores, we have attempted to acquire and develop additional land for use by complementary businesses, such as hotels and restaurants, which are adjacent to our destination retail stores. We intend to continue to acquire, develop and sell additional land adjacent to some of our future destination retail stores. We have previously aimed to obtain tailored economic development arrangements from local and state governments where our destination retail stores are located and we expect to obtain similar arrangements in connection with the construction of future destination retail stores.

Store Management and Training. Each of our destination retail stores is overseen by a general manager, an operations manager, two merchandisers, sales managers and department managers, all responsible for customer contact and the financial performance of the store. Our general managers report to our district managers who report to our senior retail management team. On average, our general managers have an average of 7 years of experience working for us and an average of 18 years of experience in the retail industry. Our retail store associates receive approximately 60 hours of training prior to being placed in one of our destination retail stores and thereafter attend vendor training seminars of various durations. Our retail store associates are generally assigned to work in one department of the store in order to attain an in-depth knowledge of the products sold in their respective section of the store. We also have outdoor product specialists employed at our destination retail stores who are trained to answer more difficult product-specific questions. These specialists must pass a rigorous test to obtain their position.

Products and Merchandising

Our comprehensive product offering consists of approximately 235,000 SKUs and includes hunting, fishing, marine and camping merchandise, casual and outdoor apparel and footwear, optics, vehicle accessories, gifts and home furnishings with an outdoor theme.

We generally price our products consistently across our direct and retail businesses. Our destination retail stores generally offer the same merchandise available through our direct business augmented by a selection of seasonal specialty items and gifts appropriate for the store. We also tailor the merchandise selection in our destination retail stores to meet the regional tastes and preferences of our customers.

We have 20 product categories, which we have combined into five general product categories that are summarized below. The following chart sets forth the percentage of revenue contributed by each of the five product categories for our direct and retail businesses and in total in fiscal years 2001, 2002 and 2003.

	Direct			Retail			Total
	2001	2002	2003	2001	2002	2003	2001	2002	2003
Hunting Equipment	28.7%	28.5%	27.5%	28.1%	30.1%	31.2%	28.5%	28.9%	28.6%
Fishing & Marine	14.6%	13.9%	14.0%	18.4%	18.1%	16.4%	15.6%	15.0%	14.8%
Camping Equipment	14.5%	14.5%	14.8%	10.7%	10.8%	11.0%	13.6%	13.5%	13.7%
Clothing & Footwear	37.7%	38.5%	39.1%	36.5%	34.7%	35.2%	37.4%	37.6%	37.9%
Gifts	4.5%	4.6%	4.6%	6.3%	6.3%	6.2%	4.9%	5.0%	5.0%

Hunting equipment. Hunting equipment represented 29% of our merchandise sales during fiscal 2003. We provide equipment, accessories and consumable supplies for almost every type of hunting and sport shooting. Our hunting products are supported by services including gun boresiting and scope mounting and archery technicians for bow tuning to service the complete needs of our customer.

Our hunting equipment offering includes a wide variety of firearms, including rifles, shotguns, handguns, air guns, black powder muzzle loaders and collectible guns. We also buy and sell used firearms. In addition to firearms, we carry a wide selection of products in the following categories:

•	Ammunition: center fire, rim fire, shotgun and handgun ammunition and a full selection of reloading equipment, black powder and supplies;

•	Hunting equipment: decoys, blinds, tree stands, game calls, targets, holsters, slings, cases, gun vaults, hearing protection, shooting glasses, gun cleaning supplies, global positioning systems, or GPS, radio communications, food plots/feeding including seeds, seeders, feeds and feeders;

•	Optics: spotting scopes, rifle scopes, binoculars, trail cameras, digital cameras, range finders and binocams;

•	Dog training: sporting dog training collars, kennels, beds, leads and grooming supplies; and

•	Archery: bows, arrows, shafts, targets, sights, rests, blinds, releases and cases.

Fishing and marine equipment. Fishing and marine equipment represented 15% of our merchandise sales during fiscal 2003. We provide products for fresh water fishing, fly-fishing, salt water fishing and ice-fishing. We carry in excess of 20,000 types of lures and a broad selection of rods, reels and combos. Our broad assortment appeals to the avid sportsman and tournament angler as well as beginning and weekend anglers. In addition to lures, rods and reels, our fishing and marine equipment offering features a wide selection of products in the following categories:

•	Fishing: rods, reels, line, lures, terminal and hooks;

•	Tackle supplies: nets, line, hooks, sinkers, live bait storage and tackle boxes;

•	Electronics: fish finders, GPS and underwater cameras;

•	Fly-fishing: fly tying materials, rods, reels and floats;

•	Boats and accessories: boats, motors, trailers and boat service shops;

•	Water sports: canoes, kayaks, accessories and floatation;

•	Ice-fishing: houses, augers, electronics as well as rods, reels, lures and tackle; and

•	Marine accessories: trolling motors, boat seats, rod holders, down riggers, anchors and trailer accessories.

A key element of the strategy for our fishing and marine equipment product category is our ability to regionalize our merchandise assortment. Through extensive market research, input from retail store managers and our vendors, we are able to tailor our product assortment by store to best address the regional and local needs of our fishing and boating customers.

Camping equipment. Camping equipment represented approximately 14% of our merchandise sales during fiscal 2003. We primarily focus on outdoor gear for the outdoor enthusiast, augmented with gear for family camping and the weekend hiker. In addition, we include automobile and ATV accessories in this general category. Our camping equipment offering includes the following product categories:

•	Camping: tents, backpacks, coolers, sleeping bags, cots, cooking stoves and utensils, as well as water purification, lights and lanterns, flashlights, dried food and general accessories;

•	Food processors, meat grinders and cutlery;

•	Automobile and ATV accessories: seat covers, dash covers, floor mats, running boards, trailers, snow blades, gardening and food plot accessories, winches and gun racks; and

•	Outdoor cooking equipment & accessories: grills, smokers, turkey cookers, seasonings and spices, gazebos, shade tents, hammocks and quad chairs.

Clothing and footwear. Our clothing and footwear merchandise includes both technical gear and lifestyle apparel and footwear for the active outdoor enthusiast as well as apparel and footwear for the casual customer. Clothing and footwear merchandise represented approximately 37% of our merchandise sales during fiscal 2003 and our offering in these categories includes the following:

•	Fieldwear apparel and footwear: apparel and footwear offering technical performance features such as waterproofing, breathability, temperature control, noise reduction and scent masking, and visual capabilities, such as camouflage and blaze orange, for a variety of hunting activities, including big game hunting, upland, waterfowl, archery, turkey hunting and shooting sports;

•	Sportswear: casual outerwear and footwear for the outdoor lifestyle;

•	Women’s and children’s casual wear: casual wear and outerwear as well as shoes, boots and slippers; and

•	Workwear: outerwear, jeans, shirts and footwear.

Gifts and home furnishings. Our gifts and home furnishings merchandise represented approximately 5% of our merchandise sales during fiscal 2003 and our offering in these categories includes the following:

•	Gifts: games, calendars, candy, food assortments, books, and jewelry; and

•	Home furnishings: furniture, sheets, framed prints, blankets and accessories with an outdoor theme.

High Quality Branded Products. We offer our customers a comprehensive selection of high quality, competitively priced, national and regional brand products, including our own Cabela’s brand.

The following table illustrates the key brands of the products we offer by category:

Merchandise Category	Representative Products	Key Brands
Hunting and equipment	Firearms: rifles, shotguns, handguns and ammunition	Benelli, Beretta, Browning, Cabela’s®, Federal, Mossberg, Remington, Ruger and Winchester

	Optics: scopes, binoculars, range finders and shooting glasses	Bushnell, Cabela’s®, Leica, Leupold, Nikon, Swarovski, and Zeiss

	Archery: bows, arrow heads and shafts, targets and accessories	Cabela’s®, Eastman Outdoors, Easton, McKenzie, N.A.P., North America Archery, PSE and Trophy Ridge

	Hunting equipment: decoys, tree-stands, dog training, gun cases, air rifles, gun vaults, electronics and accessories	Ameristep, Avery, Cabela’s®, Carrylite Gamo, Dogtra, D.T., Garmin, Gerber, Gorilla, Innotek, Kolpin, Liberty, OSM, RWS, SportDog, Summit and Tritronics

Fishing and marine	Rods and reels	ABU Garcia, Cabela’s®, Daiwa, Fin-nor, G. Loomis, Okuma, Penn, Pflueger, Shakespeare, Shimano and Zebco/Quantum

	Lures, nets, line, tackle boxes and ice fishing accessories	Berkely, Cabela’s®, Gary Yamamoto, Luhr Jensen, Mepps/Mr. Twister, Northland, Plano, Power-Pro, Pradco, Rapala, Stren and Strike King and Yo-zur

	Fly fishing rods, reels and fly tying	Abel, Blue Fox, Bumba, Cabela’s®, Cotton Cordell, Creek Chub, Dardevie, Excalibur, G. Loomis, Griffin, Hedder, Luhr Jensen, Rebel, Renzetti, Ross, St. Croix, Sage, Scott, Silver Thread, Smithwich, Tibor, Umpqua and Yum

	Marine: boats, trailers, props, trolling motors, electronics, tongue jacks and winches, trailer lights, boat seats and covers, float tubes, pontoon boats, anchors and boat hardware	Alumacraft, Aquaview, Cabela’s®, Cannon, Creek Company, Eagle Lowrance, Garmin, Hummingbird, Lowe, Magellan, Mercury Marine, Minnkota, Motor Guide, Nissan, Outcast, Ranger, Scotty and Shore Land’r Trailers

Camping and equipment	Sleeping bags, air mattresses, cots, tents and tarps	Cabela’s®, Cascade Designs, Coleman, Eureka, Kelty, MSR, Marmot and North Face

Merchandise Category	Representative Products	Key Brands
	Backpacks, compasses, water filters, cutlery and dried food	Benchmade, Boker, Buck knives, Cabela’s®, Gerber knives, Jansport, Katadyn, Kelty, Kershaw, Knives of Alaska, Leatherman, MSR, Mountain House, Outdoor Edge and Silva

	Cookers, smokers, food processing and spices	Bradley, Brinkman, Cabela’s®, Cajun Injector, Camp Chef, Cookshack, Eastman, King Cooker, Lodge, Luhr Jensen and Masterbuilt

	Lighting; flashlights, headlamps and spot lights	Cabela’s®, Coleman, Optronics, Petzl, Princeton Tec, Streamlight, Surefire

	Automobile and ATV accessories: ramps, winches, floor mats, seat covers, running boards and towing accessories	Kolpin, Lund, Saddleman, Swisher, Warn and Winfield

Clothing and footwear	Fieldwear: outerwear, pants, shirts and accessories in various camouflage patterns and blaze orange for all seasons and conditions	Browning, Cabela’s®, Columbia, Dupont, Mossy Oak, Pella and Real Tree

	Sportswear: shirts, sweaters, pants, shorts, outerwear and accessories	3M, Cabela’s®, Carhartt, Columbia, Malden Mills and Woolrich

	Field boots, hiking boots casual shoes, waders, slippers and pack boots	Browning, Cabela’s®, Clarks, Danner, Hodgeman, Lacrosse, Merrell, Nike, Redwing, Rockport, Rocky Boots, Sorel, Sperry and Wolverine

Gifts and home furnishings	Furniture, bedding, linens, framed art, accents for home, books, maps, kid’s gifts, food and DVD’s and videos	Activision, Big Sky, Carvers, House of Smoke, Kimlor Mills, Marshfield, Oregon Scientific and Terry Redlin

Private Label Products. In addition to national brands, we offer our exclusive, Cabela’s® private label merchandise. We believe our private label merchandise provides our customers with high quality products at exceptional values while also enhancing our gross profit margin and recognition of the Cabela’s® brand. Our extensive selection of Cabela’s® private label merchandise, available exclusively from us, adds to the distinctive nature of our product assortments. We have significant penetration of private label merchandise in casual apparel and footwear as well as in selected hard goods categories such as camping, fishing and optics. Where possible, we seek to protect our private label products by applying for trademark or patent protection for these products. Our private label products typically generate higher gross profit margins compared to our branded products. In fiscal 2003, our private label merchandise accounted for over one-third of our merchandise sales. By attempting to have an appropriate mix of branded and private label merchandise, we strive to meet the expectations and needs of our customers.

We have in-house teams that are responsible for the design and development of all private label merchandise. This allows us to exercise significant control over the merchandise development process and the quality of our private label products. This control enables us to create an overall private label merchandise assortment that is consistent with our brand philosophy. The design and development of our products is based on our understanding of our customers’ styles and preferences as well as their price expectations. We have our own quality assurance department that tests the products after the products have been manufactured by third party vendors to help ensure that the merchandise meets our specifications.

We intend to continue to design and develop a variety of new private label products to increase our sales and enhance our margins. In addition, these private label products are important to our efforts to broaden our customer base and communicate our value position. In certain categories where there is not a dominant national brand, we believe that our Cabela’s® private label products have stronger brand recognition than other branded products.

Merchandising and Sourcing. Our merchandising team is comprised of approximately 65 people with an average of nine years of experience working in the industry and an average of five years working for us. The members of this team are responsible for selecting our products and negotiating the costs of our merchandise. We also have a retail merchandising team that is responsible for the regional and local merchandise needs of each destination retail store. In addition, our merchants provide product quality assurance for our retail and direct businesses. The merchandising teams use historical sales data from our direct and retail businesses, feedback from our retail store managers and industry trends to determine which products to purchase. Our merchants are outdoor enthusiasts who use our products in the field to gain a better understanding of our customers’ needs as well as the functionality and overall performance of the products. We believe that we are well known to our customers for providing the widest product offering to the outdoor recreation market and we continue to look at category expansion to further serve our customers. We have also expanded our product offering through the acquisition of related businesses.

We have developed strong vendor relationships over the past 41 years. These relationships generally provide us with greater access to technological innovations and new products. We source our merchandise from approximately 4,000 suppliers in over 30 countries. Over half of our merchandise is sourced from locations in foreign countries, with approximately 27% of our merchandising being sourced from China and Japan. During fiscal 2003, no single vendor represented greater than 10% of total purchases. In order to exert greater control over product quality, we test products prior to the time the product is shipped to us.

Inventory Control. Our inventory control team is comprised of approximately 90 people with an average of five years of experience working for us. These individuals are responsible for initial inventory planning and allocation decisions. These decisions are made by assessing historical sales, performance of our direct and retail businesses, and anticipated economic outlook. Our inventory control group is equipped with distribution center and inventory management systems and is able to effectively assess sales trends, customer demand and current inventory positions and allocate items appropriately. We track sales at the SKU level on a daily basis and adjust our reorder and markdown strategies accordingly. We are also able to utilize our popular Bargain Cave as a means to sell discontinued and returned merchandise. Our merchandise and inventory control teams work together to make decisions regarding appropriate purchasing levels and the proper flow of merchandise. We believe this joint effort helps us to maximize the effectiveness of our merchandising team and effectively manage our inventory levels.

Marketing

Our marketing strategy focuses on using our multi-channel retailing model to build the strength and recognition of our brand by communicating our wide and distinctive offering of quality products to our customers and potential customers in a cost effective manner. Our largest marketing effort consists of distributing over 100 million catalogs annually in order to attract customers to our direct and retail businesses. We have also established our website to market our products to customers and potential customers who shop via the Internet. We use both our catalogs and our website to cross-market our destination retail stores. Our marketing strategy is designed to convey our outdoor lifestyle image, enhance our brand and emphasize our position in our target markets. In addition, we seek to develop a lasting relationship with our customers by offering them exciting tourist and entertainment destination shopping experiences.

In addition to the use of our catalogs and our website, we also use a combination of promotional events, traditional advertising and media programs as marketing tools.

Promotional Events. We promote the opening of each new destination retail store through grand opening celebrations at which we may have discounted prices and special events. Periodically, we use our customer database to create targeted e-mails to our customers marketing specific types of merchandise. In addition, we have sponsored sporting events such as professional fishing tournaments and NASCAR Busch Series races.

Traditional Advertising. We use a minimal amount of traditional advertising through media, billboards and print advertising in regions where our destination retail stores are located. We usually increase this advertising in connection with the opening of a new destination retail store. We also periodically advertise the Bargain Cave through the use of Bargain Cave flyers and mailers.

Media Programs. Our Cabela’s Outfitter Journal television program and Cabela’s Outfitter Journal magazine enhance our brand image and provide the public with two convenient ways to experience the outdoor lifestyle. Our television program is shown on the Outdoor Life television network in which well-known outdoorsmen teach hunting and fishing techniques by showcasing worldwide adventures. The Cabela’s Outfitter Journal magazine is a national hunting and fishing magazine featuring specialized information for each region of the United States. This magazine is published six times a year with a circulation of 120,000 copies per issue and is sold via subscription and newsstands throughout the United States. The magazine includes feature articles accompanied by sidebars detailing the best outfitters, guides, lodges and specific gear for hunting and fishing trips.

Customer Service

Since our founding in 1961, we have been deeply committed to serving our customers by selling high quality products through sales associates that deliver excellent customer service and in-depth product knowledge. We strive to provide superior customer service at the time of sale and after the sale through our 100 percent money-back guarantee. We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat visits and purchases is due, in part, to the strength of our customer support and service operations.

Our customers can always access well-trained, knowledgeable associates to answer their product use and merchandise selection questions. Customer care center representatives initially receive 50 hours of training when they are hired. We also have outdoor product specialists on hand at our care centers who are trained to answer more difficult product-specific questions. In addition, customers can ask questions through e-mail or live chat on our website. We typically receive several thousand e-mails per week and generally respond to customer e-mails within six hours.

Financial Services Business

Through our wholly-owned subsidiary, the World’s Foremost Bank, we issue and manage the Cabela’s Club® VISA card and related customer loyalty rewards program. We believe the Cabela’s Club® VISA card loyalty rewards program is an effective vehicle for strengthening our relationships with our customers, enhancing our brand name and increasing our merchandise sales. The primary purpose of our financial services business is to provide our merchandise customers with a rewards program that will enhance sales, profitability and customer loyalty in our direct and retail businesses.

We began issuing the multi-use Cabela’s Club® VISA cards in 1995 through a joint venture with the National Bank of Commerce and Trust Savings Association, or NBC. Following NBC’s acquisition by Wells Fargo Nebraska, N.A., we acquired the remaining ownership interest in the joint venture in 2001 and formed our bank subsidiary. Our bank subsidiary is an FDIC-insured, special purpose, Nebraska state-chartered bank. Our bank subsidiary’s charter is limited to issuing credit cards and selling brokered certificates of deposit of $100,000 or more and it does not accept demand deposits or make non-credit card loans. As of the end of the first fiscal quarter of 2004, we had 587,510 active accounts with an average month-end balance of $1,405. See Note 20 to our consolidated financial statements and Note 10 to our unaudited interim consolidated financial statements for financial information regarding our financial services business.

The Cabela’s Club® VISA card loyalty program is a rewards based credit card program, which we believe has increased brand loyalty among our customers. Our rewards program is a simple loyalty program that is extremely easy to use. The program allows customers to earn points whenever and wherever they use their credit card and then redeem earned points for products and services through our direct business or at our destination retail stores. The rewards points are easy to redeem and never expire as long as the account is in good standing. The rewards program encourages our customers to buy more merchandise at a discount when they redeem their accumulated points. Our rewards program is integrated into our store point of sale system which adds to the convenience of the rewards program as our employees can inform customers of their number of accumulated points when making purchases at our stores. In fiscal 2003, approximately 17.1% of our total sales in our direct and retail businesses were made to customers who used their Cabela’s Club® VISA credit card.

Marketing. We adhere to a low cost, efficient and tailored credit card marketing program that leverages the Cabela’s® brand name. We market the Cabela’s Club® VISA card through a number of channels, including inbound telemarketing, retail locations, catalogs and the Internet. Customer service representatives at our customer care centers offer the Cabela’s Club® card to qualifying customers. The Cabela’s Club® card is marketed throughout our catalogs and Cabela’s Club® card offers are inserted in purchases when shipped to a customer. The Cabela’s Club® card is also offered at our destination retail stores through an application similar to the offer inserted with customer purchases. Customers can also apply for the Cabela’s Club® card on our website.

Underwriting and Credit Criteria. We attempt to underwrite high quality credit customers and have historically maintained attractive credit statistics versus industry averages. We adhere to strict credit policies and target consistent profitability in our financial services business. Fair Isaac & Company, or FICO, scores, are a widely-used tool for assessing a person’s credit rating. As of December 31, 2003, our cardholders had a median FICO score of 770, which is well above industry averages. We had net charge-offs as a percent of total outstanding balances of approximately 2.4% in 2003, compared to an industry average of 6.8% in 2003, which we believe is due to our credit and operating practices. In addition, our rewards program has helped reduce customer attrition in our direct and retail businesses, as demonstrated by the fact that our customers who use a Cabela’s Club® card are more likely to make another purchase from us over the subsequent twelve months and spend 15% to 20% more than non-Cabela’s Club® card merchandise customers.

The table below illustrates the historically high credit quality of our managed credit card portfolio, presenting additional data on our credit card portfolio’s performance in 2003 compared with industry averages.

As a percentage of managed receivables:	The Bank	Industry(1)
Delinquencies	0.80%	5.52%
Gross charge-offs	2.76%	6.92%
Net charge-offs	2.42%	6.77%

(1)	Source: 2003 data from The Nilson Report, February 2004; Industry includes all Visa and MasterCard accounts.

Customer Service. Our bank subsidiary’s customer service department receives approximately 175,000 calls per month. Each inbound call is answered by the interactive voice response, or IVR, available 24 hours per day, which satisfactorily answers approximately 50% of the inbound calls. Cardholders choose from a menu and receive detailed information including the following: account balance, available credit limit, last payment amount, last payment receipt date, payment due amount, payment due date and point total. Customer service representatives will handle all credit-related requests not answered by the IVR. They are also responsible for referring cardholders to credit analysts to underwrite Gold Card upgrades and credit line increases that do not meet the customer service standard guidelines. Cardholders can pay their bill via the mail, the telephone or the Internet.

Collection and Recoveries. We employ a “cradle to grave” collection approach whereby a collector will work all delinquency categories. We classify an account as delinquent when the minimum payment due on the account is not received by the payment date specified by the statement cycle. Accounts are placed in collection status with an internal or third party collector at various stages of delinquency. All delinquent accounts enter collections no later than 15 days delinquent. We employ an autodialer, which distributes accounts to collectors. Current account to collector ratios are as follows:

Days Delinquent	Approximate Accounts Per Collector
30 – 59	700
60 – 89	100
90 – 119	60

The collections department is responsible for skip tracing cardholders not reached by the dialer.

We have recently outsourced a small percentage of pre-charge-off, delinquent accounts to third party collection agencies. The account’s reward score determines whether or not it will be outsourced for collection and evaluates the predictability of collecting the delinquent balance.

We outsource the majority of post charged-off collections to third party collection agencies. If not initially resolved, post charged-off accounts will then be placed with secondary and tertiary collection agencies until resolution. We currently employ one collector who works a limited number of post charged-off accounts and manages the various collection agency relationships.

Third Party Card Programs. As a result of the favorable credit history of our credit card operations and high customer satisfaction with the Cabela’s Club® card, we have received a number of inquiries to provide similar card programs to third parties. In 2004, we began to take advantage of these opportunities and our bank subsidiary has entered into agreements to issue new VISA credit accounts for fans of International Speedway Corp. and for customers of Woodworker’s Supply Inc., a retailer of tools for woodworking enthusiasts. Both cards offer rewards for card holders in the form of either tickets to races, merchandise, concessions and other race related events for Speedway card holders or woodworking tools and merchandise for Woodworker card holders. We intend to continue to explore selected similar co-branding opportunities as additional vehicles for growth in our financial services business.

Other Operations

In addition to our merchandising and financial services businesses, we have leveraged the Cabela’s® brand through opportunistic acquisitions, as well as through the internal development of other complementary business operations. We have acquired or developed other businesses which we believe are an extension of our core competencies and enable us to offer additional products and services to our customers that further develop our brand. These business operations include, among others, Cabela’s Outdoor Adventures, Inc., a travel agency specializing in big-game hunting, wing shooting, fishing trips and trekking trips, and Cabela’s Ventures, Inc., an owner and developer of real estate adjacent to our destination retail stores. We operate these businesses with the goal to generate a reasonable return on investment as well as to enhance our brand recognition. Our total revenue from our other business operations combined to account for less than 1% of our total revenue for fiscal 2003 and the first fiscal quarter of 2004.

Distribution and Fulfillment

We operate three distribution centers located in Sidney, Nebraska, Prairie du Chien, Wisconsin and Mitchell, South Dakota. These distribution centers comprise nearly 1,908,000 square feet of warehouse space which house all of our inventories. The Mitchell, South Dakota distribution center is used to house inventory offered only in our retail stores while the other two distribution centers house inventories for our direct and retail businesses. We ship merchandise to our direct customers via UPS and the United States Postal Service. We use common carriers and typically deliver inventory two to three times per week to our destination retail stores. Our returns processing facility is located in Oshkosh, Nebraska. We plan to open a 589,000 square foot distribution center currently under construction in Wheeling, West Virginia by the end of fiscal 2004.

Management Information Systems

Our management information and operational systems manage our direct, retail and financial services businesses. These systems are designed to process customer orders, track customer data and demographics, order, monitor and maintain sufficient amounts of inventory, facilitate vendor transactions, and provide financial reporting. We continually evaluate, modify and update our information technology systems supporting the product pipeline, including design, sourcing, merchandise planning, forecasting and purchase order, inventory, distribution, transportation and price management. We are planning modifications to our technology that will involve updating or replacing our systems with successor systems during the course of several years, including changes to the sortation systems at our distribution centers, updating of the planning and labor scheduling software for our destination retail stores and improvements to our customer relationship management system.

Employees

As of May 10, 2004, we employed approximately 6,800 employees, approximately 4,200 of whom were employed full time. We also use up to 4,400 part-time and temporary workers to supplement our labor force at peak times during our third and fourth quarters. None of our employees are represented by a labor union or are parties to a collective bargaining agreement. We have not experienced any work stoppages and consider our relationship with our employees to be good.

Properties

In addition to our destination retail stores described previously, we also operate a corporate headquarters, administrative offices, three distribution centers, a return center, five customer care centers and a manufacturing and distribution center. We also plan to open our distribution center currently under construction in Wheeling, West Virginia by the end of fiscal year 2004. The following table provides information regarding the general location, use and approximate size of our non-retail principal properties:

Property	Location	Total Square Feet	Segment that Uses Property
Corporate Headquarters and Customer Care Center	Sidney, NE	294,000	Other, Retail and Direct
Distribution Center	Sidney, NE	752,000	Other
Distribution Center	Prairie du Chien, WI	1,071,000	Other
Distribution Center	Mitchell, SD	84,000	Other
Merchandise Return Center	Oshkosh, NE	52,000	Other
Customer Care Center	North Platte, NE	12,000	Direct
Administrative Offices (including retail store)	Kearney, NE	186,000	Direct and Retail
Customer Care Center	Grand Island, NE(1)	12,000	Direct
Customer Care Center and Administrative Offices	Lincoln, NE	76,000	Direct, Financial Services and Other
Manufacturing and Distribution Center	Woonsocket, SD	145,000	Direct

(1)	We own all of these properties other than the Grand Island, Nebraska customer care center, which we lease.

Competition

We market and sell hunting, fishing, camping and related outdoor merchandise through our direct and retail businesses. The outdoor recreation market and the casual apparel and footwear markets are highly fragmented and intensely competitive. We compete directly or indirectly with other broad-line merchants, large-format sporting goods stores and chains, mass merchandisers, warehouse clubs, discount stores and department stores, small specialty retailers and catalog and Internet-based retailers.

Many of our competitors have a larger number of stores and some of them have a greater market presence, name recognition, and financial, distribution, marketing and other resources, than we have. We believe that we compete effectively with our competitors on the basis of our wide and distinctive merchandise selection and the superior customer service associated with the Cabela’s® brand, as well as our commitment to understanding and providing merchandise that is relevant to our targeted customer base. We cater to the outdoor enthusiast and the casual customer, and believe we have an appealing store environment. We also believe that our multi-channel retailing model enhances our ability to compete by allowing our customers to choose the most convenient sales channel. This model also allows us to reach a broader audience in existing and new markets and to continue to build on our nationally recognized Cabela’s® brand. See “Risk Factors—Risks Related to Our Merchandising Business—Intense competition in the outdoor recreation and casual apparel and footwear markets could reduce our revenues and profitability”.

Seasonality

We experience seasonal fluctuations in our net sales and operating results. Due to buying patterns around the holidays and the opening of hunting seasons, our merchandise sales traditionally are higher in the third and fourth quarters than in the other quarterly periods, and we typically earn a disproportionate share of our operating income in the third and fourth quarters. In fiscal 2003, we generated 23.8% and 39.4% of our revenue and 19.9% and 68.1% of our net income in the third and fourth fiscal quarters, respectively, which includes the holiday selling season as well as the peak cold-weather outdoor activities selling season. As a result, we incur significant additional expenses in the third and fourth fiscal quarters due to higher purchase volumes and increased staffing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results of Operations and Seasonal Influences”.

Government Regulation

Our wholly-owned bank subsidiary is a banking corporation chartered under Nebraska law. Our bank subsidiary’s deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation, or the FDIC. Our bank subsidiary is subject to comprehensive regulation and periodic examination by the Nebraska Department of Banking and Finance, or NDBF, and the FDIC. We are also registered as a bank holding company with the NDBF and as such are subject to periodic examination by the NDBF.

Our bank subsidiary does not qualify as a “bank” under the Bank Holding Company Act of 1956, as amended, or the BHCA, because it engages only in credit card operations, does not accept demand deposits, maintains only one office that accepts deposits, and meets other regulatory requirements. Our bank subsidiary is in compliance with this exemption from the BHCA, but if it failed to meet these credit card bank exemption criteria, its status as an insured depository institution would make us subject to the provisions of the BHCA, including restrictions as to the types of business activities in which a bank holding company and its affiliates may engage. We could be required to either divest our bank subsidiary or divest or cease any activities not permissible for a bank holding company and its affiliates, including our direct and retail businesses. While the consequences of being subject to regulation under the BHCA would be severe, we believe that the risk of being subject to the BHCA is minimal as a result of the precautions we have taken in structuring our business.

Dividends and Transfers of Funds. There are various federal and Nebraska law limitations on the extent to which our bank subsidiary can finance or otherwise supply funds to us through dividends or otherwise. These limitations include minimum regulatory capital requirements and requirements concerning the payment of dividends from net profits or surplus, restrictions governing transactions between an insured depository institution and its affiliates, and general federal and Nebraska regulatory oversight to prevent unsafe or unsound practices.

Capital Adequacy. Our bank subsidiary is currently subject to capital requirements of the FDIC and the NDBF. The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, provides for expanded regulation of banks and savings banks, including expanded federal banking agency examinations, and requires federal bank regulatory authorities to take “prompt corrective action,” in respect of insured depository institutions that do not meet minimum capital requirements. At the end of 2003, our bank subsidiary met the requirements for a “well capitalized” institution, the highest of FDICIA’s five capital ratio levels. A “well capitalized” classification should not necessarily be viewed as describing the condition or future prospects of a depository institution, including our bank subsidiary.

FDICIA also requires the FDIC to implement a system of risk-based premiums for deposit insurance pursuant to which the premiums paid by a depository institution will be based on the probability that the FDIC will incur a loss in respect of that institution. The FDIC has since adopted a system that imposes insurance premiums based upon a matrix that takes into account an institution’s capital level and supervisory rating.

Subject to certain limitations, federal bank agencies may also require banking organizations such as our bank subsidiary to hold regulatory capital against the full risk-weighted amount of its retained securitization interests. We understand that these federal bank agencies continue to analyze interests in securitization transactions under their rules to determine the appropriate capital treatment. Any such determination could require our bank subsidiary to hold significantly higher levels of regulatory capital against such interests.

Regulation of Banking Activities. The activities of our bank subsidiary as a consumer lender also are subject to regulation under the various federal laws, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the USA Patriot Act, the Fair and Accurate Credit Transactions Act of 2003, the Community Reinvestment Act and the Servicemembers’ Civil Relief Act, as well as various state laws. The Truth-in-Lending Act requires disclosure of the “finance charge” and the “annual percentage rate” and certain costs and terms of credit. The Equal Credit Opportunity Act prohibits discrimination against an applicant for credit because of age, sex, marital status, religion, race, color, national origin or receipt of public assistance. The Fair Credit Reporting Act establishes procedures for correcting mistakes in a person’s credit record and generally requires that the records be kept confidential. The USA Patriot Act, among other things, regulates money laundering and prohibits structuring financial transactions to evade reporting requirements. The Community Reinvestment Act requires federal agencies to encourage depository financial institutions to help meet the credit needs of their communities. The Servicemembers’ Civil Relief Act provides for temporary suspension of legal proceedings and financial transactions that may adversely affect the civil rights of servicemembers during military service. We spend significant amounts of time ensuring we are in compliance with these laws and work with our service providers to ensure that actions they take in connection with services they perform for us are in compliance with these laws. Depending on the underlying issue and applicable law, regulators are often authorized to impose penalties for violations of these statutes and, in some cases, to order our bank subsidiary to compensate injured borrowers. Borrowers may also have a private right of action to bring actions for some violations. Federal bankruptcy and state debtor relief and collection laws also affect the ability of our bank subsidiary to collect outstanding balances owed by borrowers.

Privacy. The Gramm-Leach-Bliley Act, or the GLB Act, requires a financial institution to disclose its privacy policy to customers and consumers, and requires that such customers and consumers be given a choice (through an opt-out notice) to forbid the sharing of non-public personal information about them with non-affiliated third persons. We have a written Privacy Notice posted on our website which is delivered to each of our customers when the customer relationships begin, and annually thereafter, in compliance with the GLB Act. Under the Privacy Notice, we protect the security of information about our customers, educate our employees about the importance of protecting customer privacy, and allow our customers to remove their names from the solicitation lists we use. In addition to adopting federal requirements regarding privacy, the GLB Act also permits individual states to enact stricter laws relating to the use of customer information.

Investment in Our Bank Subsidiary. Certain acquisitions of our capital stock or our bank subsidiary’s capital stock may be subject to regulatory approval or notice under federal or Nebraska law. Investors are responsible for ensuring that they do not, directly or indirectly, acquire shares of our capital stock in excess of the amount which can be acquired without regulatory approval.

Taxation Applicable to Us. We pay applicable corporate income, franchise and other taxes, to states in which our destination retail stores are physically located. Upon entering a new state, we apply for a revenue ruling from the state’s revenue department stating which types of taxes our direct, retail and financial services businesses will be required to collect and pay in such state, and we accrue and remit the applicable taxes based upon the revenue ruling. As we open more destination retail stores, we will be subject to an increasing number of state and local taxing jurisdictions. Although we believe we have properly accrued for these taxes based on our current interpretation of the tax code and prior revenue rulings, state taxing authorities may challenge our interpretation, attempt to revoke their revenue rulings or amend their tax laws. Failure to properly determine or to timely remit these taxes may result in additional interest and related penalties being assessed.

Many states have attempted to require that out-of-state direct marketers, whose only contacts with the state are solicitations and delivery to their residents of products purchased through the mail or the Internet, collect sales taxes on the sale of these products. The U.S. Supreme Court has held that these states, absent congressional legislation, may not impose tax collection obligations on out-of-state direct marketers unless the out-of-state direct marketer has created nexus with the state. Nexus generally is created by the physical presence of the direct marketer, its agents or its property within the state. Some states have enacted legislation that requires sales tax collection by direct marketers with no physical presence in the state. In some instances, the legislation assumes nexus exists because of the presence of an affiliated entity engaged in the same line of business. In addition, if Congress enacts legislation permitting states to impose these sales tax collection obligations, if the U.S. Supreme Court modifies or reverses its position or if we are otherwise required to collect additional sales taxes by state tax authorities, we could be subject to assessments, penalties and interest for uncollected sales taxes, and demands for prospective collection of these taxes.

Other Regulations Applicable to Us. We must comply with federal, state and local regulations, including the federal Brady Handgun Violence Prevention Act, which require us, as a federal firearms licensee, to perform a pre-sale background check of purchasers of hunting rifles.

We are also subject to a variety of state laws and regulations relating to, among other things, advertising, pricing, charging and collecting state sales or use tax and product safety/restrictions. Some of these laws prohibit or limit the sale, in certain states and locations, of certain items we offer such as black powder firearms, ammunition, bows, knives and similar products. State and local government regulation of hunting can also affect our business.

We are subject to certain federal, state and local laws and regulations relating to the protection of the environment and human health and safety. We believe that we are in substantial compliance with the terms of environmental laws and that we have no liabilities under such laws that we expect to have a material adverse effect on our business, results of operations or financial condition.

Our direct business is subject to the Merchandise Mail Order Rule and related regulations promulgated by the Federal Trade Commission, or FTC, which affect our catalog mail order operations. FTC regulations, in general, govern the solicitation of orders, the information provided to prospective customers, and the timeliness of shipments and refunds. In addition, the FTC has established guidelines for advertising and labeling many of the products we sell.

Insurance

We currently maintain property and casualty insurance policies in amounts which we deem adequate. We also require our tree stand vendors to name us as an additional named insured on their insurance policies.

Intellectual Property

Cabela’s®, Cabela’s Club®, Cabelas.com®, World’s Foremost Outfitter®, World’s Foremost Bank®, Bargain Cave®, Dunn’s®, Van Dyke’s® and Wild Wings® are among our registered service marks or trademarks with the United States Patent and Trademark Office. We have numerous pending applications for trademarks. In addition, we own several other registered and unregistered trademarks and service marks involving advertising slogans and other names and phrases used in our business. We own several patents associated with various products. We also own trade secrets, domain names and copyrights, which have been registered for each of our catalogs.

We believe that our trademarks are valid and valuable and intend to maintain our trademarks and any related registrations. We do not know of any pending claims of infringement or other challenges to our right to use our marks in the United States or elsewhere. We have no franchises or other concessions which are material to our operations.

Legal Proceedings

We are party to certain lawsuits in the ordinary course of our business. The subject matter of these proceedings primarily include commercial disputes, employment issues and product liability lawsuits, including the product liability lawsuits regarding tree stands described on page 14. We do not believe that the ultimate dispositions of these proceedings, individually or in the aggregate, will have a material adverse effect on our consolidated financial position, results of operations or liquidity.

MANAGEMENT

Executive Officers and Directors

The names, ages and positions of our executive officers and directors as of May 28, 2004, are as follows:

Name	Age	Position

Richard N. Cabela	67	Chairman and Director

James W. Cabela(1)	65	Vice Chairman and Director

Dennis Highby	55	President, Chief Executive Officer and Director

David A. Roehr	47	Executive Vice President and Chairman, President and Chief Executive Officer of World’s Foremost Bank

Michael Callahan	54	Senior Vice President, Retail Operations and Marketing

Patrick A. Snyder	49	Senior Vice President of Merchandising

Ralph W. Castner	41	Vice President and Chief Financial Officer

Brian J. Linneman	37	Vice President and Chief Operating Officer

Michael R. McCarthy(1)	52	Director

Gerald E. Matzke(2)	73	Director and Secretary

(1)	Member of the compensation committee
(2)	Member of the audit committee

There are no family relationships among any of our directors or executive officers, except that Mr. R. Cabela and Mr. J. Cabela are brothers.

Richard N. Cabela founded our company in 1961 and has served on our board of directors since our incorporation in 1964. Since our founding, Mr. R. Cabela has been employed by us in an executive position and has served as our Chairman since our incorporation.

James W. Cabela is our co-founder and has served on our board of directors since our 1964 incorporation. Since our incorporation, Mr. J. Cabela has been employed by us in various capacities, and was our President until July 2003. Mr. J. Cabela has been Vice-Chairman since the creation of that executive position in 1996.

Dennis Highby has been our President and Chief Executive Officer and a director since July 2003. Mr. Highby has been employed by us since 1976 and held various management positions, including Merchandise Manager, Director of Merchandising and Vice President. He held the position of Vice President from 1996 to July 2003.

David A. Roehr has been our Executive Vice President since July 2003. Mr. Roehr has been Chairman and President of World’s Foremost Bank, our bank subsidiary, since 2001, and Chief Executive Officer of our bank subsidiary since 2002. From 1995 to July 2003, Mr. Roehr was our Vice President of Planning and Marketing and Chief Financial Officer, and from 1996 to July 2003 he was our Treasurer. Prior to joining us, he was a Tax Partner with the public accounting firm of Grant Thornton, LLP, where he practiced accounting from 1981-1994. Mr. Roehr also serves as a director of The Buckle, Inc., a publicly-traded apparel retailer.

Michael Callahan has been our Senior Vice President of Retail Operations and Marketing since July 2003. From January 1995 to July 2003, Mr. Callahan was Director of Merchandise for Hard Goods. He joined us as a Product Manager in 1990. Prior to joining us, Mr. Callahan was employed by Gart Brothers Sporting Goods, most recently as a Merchandise Manager.

Patrick A. Snyder has been our Senior Vice President of Merchandising since July 2003. From 1996 to July 2003 he was Director of Merchandise for Clothing. Mr. Snyder joined us in 1981 as Product Manager.

Ralph W. Castner has been our Vice President and Chief Financial Officer since July 2003. From 2000 to July 2003, Mr. Castner was our Director of Accounting and Finance and Treasurer of World’s Foremost Bank, our bank subsidiary. Prior to joining us, he was employed by First Data Corporation from 1990 to 2000, most recently as Vice President. Prior to joining First Data Corporation, Mr. Castner was a Certified Public Accountant with the public accounting firm of Touche Ross and Company.

Brian J. Linneman has been our Vice President and Chief Operating Officer since April 2004. From July 2003 to April 2004, Mr. Linneman was our Vice President of Strategic Projects & MIS. From 2002 to July 2003, Mr. Linneman was our Director of Strategic Projects. From 1999 to 2002, Mr. Linneman was our Corporate Logistics Manager. Prior to joining us, he was employed by United Parcel Service from 1987 to 1999, most recently as a Logistics Manager in the West Region.

Michael R. McCarthy has been a director since 1996. Mr. McCarthy has served as a director and Chairman of McCarthy Group, Inc. since 1986. McCarthy Group, Inc. is a private equity investment and merchant banking firm. Mr. McCarthy also serves as a member of the board of directors, the compensation committee, the executive compensation subcommittee and Chairman of the audit committee of Peter Kiewit Sons’, Inc., a national construction company.

Gerald E. Matzke has been a director since 1996. Mr. Matzke has been our Secretary since July 2003 and was our Assistant Secretary prior to that time. Mr. Matzke has been a partner with the law firm of Matzke, Mattoon & Miller since 1956. He served as a state senator in the Nebraska legislature from 1993-2000.

Our Board of Directors

Our board of directors currently consists of five members. We expect to add two new directors shortly after the consummation of this offering. In compliance with the requirements of the Sarbanes-Oxley Act of 2002, the New York Stock Exchange listing standards and SEC rules and regulations, we expect that a majority of the directors on our audit, corporate governance, nominating and compensation committees will be independent by October 31, 2004 and, within one year from the closing of this offering, these committees will be fully independent and a majority of our board will be independent.

Our amended and restated certificate of incorporation, which will become effective prior to completion of this offering, provides that our board of directors will be divided into three classes. The term of office of directors assigned to Class I will expire at the annual meeting of stockholders in 2005 and at each third succeeding year thereafter. The term of office of directors assigned to Class II will expire at the annual meeting of stockholders in 2006 and at each third succeeding annual meeting thereafter. The term of office of directors assigned to Class III will expire at the annual meeting of stockholders in 2007 and at each third succeeding annual meeting thereafter. Our board has resolved that Messrs. Matzke and McCarthy will serve as Class I directors, Messrs. R. Cabela and Mr. Highby will serve as Class II directors and Mr. J. Cabela will serve as a Class III director.

This classification of the board of directors may delay or prevent a change of control of our company or in our management. See “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws.”

Board Committees

Currently, our board of directors has an audit committee and compensation committee. After this offering, our board will designate a nominating and corporate governance committee. These committees will help the board fulfill its responsibilities and assist it in making informed decisions.

Audit Committee

Mr. Matzke is the only current member of our audit committee. We expect to add two new directors to the audit committee shortly after the consummation of this offering. The audit committee is responsible for the oversight of our accounting, reporting and financial control practices. The audit committee also reviews the qualifications of the independent auditors, selects and engages the independent auditors and informs our board of directors as to their selection and engagement, and reviews the plan, fees and results of their audit, reviews our internal controls, and considers and approves any non-audit services proposed to be performed by the auditors.

Compensation Committee

Our compensation committee currently consists of Messrs. J. Cabela and McCarthy. The compensation committee is responsible for the oversight of our compensation and benefit policies and programs, including administration of our annual bonus awards and incentive plans and the evaluation of our board of directors and management.

Nominating and Governance Committee

After the closing of this offering, we will establish a nominating and corporate governance committee. The nominating and corporate governance committee will be responsible for the oversight of and assist our board of directors in developing and recommending corporate governance practices and selecting the director nominees to stand for election at annual meetings of our stockholders.

Director Compensation

We do not currently pay our non-employee directors any cash compensation for their service as members of our board of directors, except for reimbursement for reasonable travel expenses in connection with attendance at board and committee meetings.

After this offering, we intend to pay our non-employee directors an annual retainer of $22,500, a fee of $2,500 for each board meeting attended ($1,000 for meetings attended by telephone) and a fee of $1,500 for each committee meeting attended (other than meetings held on the day of a board meeting) ($500 for meetings attended by telephone). We anticipate that the Chairman of the audit committee will receive an additional $10,000 annual retainer.

We intend to promptly reimburse all non-employee directors for reasonable expenses incurred to attend meetings of our board of directors. In addition, non-employee directors are eligible to receive option grants under our 2004 Stock Plan. Under this plan, each of our non-employee directors will be automatically granted an initial option to purchase 2,000 shares of our common stock upon the date the non-employee director first joins our board of directors. In addition, subject to certain restrictions in the plan, each non-employee director will also be automatically granted an annual option to purchase 2,000 shares of our common stock on the date immediately following our annual meeting of stockholders (beginning in 2005). Any current non-employee director who retires from our board of directors within one year from the date of this offering will be automatically granted an option to purchase 2,000 shares of our common stock on the date of his retirement from our board of directors. The exercise price for each of these options will be the fair market value of the stock underlying the option on the date of the grant.

Compensation Committee Interlocks and Insider Participation

Our board of directors established its compensation committee in 1996. Prior to establishing the compensation committee, our board of directors as a whole performed the functions delegated to the compensation committee. During the last completed fiscal year, Messrs. R. Cabela and McCarthy served on our compensation committee. Mr. J. Cabela replaced Mr. R. Cabela on the compensation committee effective March 2, 2004.

Each of Messrs. R. Cabela and J. Cabela was during our last fiscal year and is currently an officer and employee of ours. Each of Messrs. R. Cabela and J. Cabela was also a party to certain transactions with us. See “Certain Relationships and Related Transactions.” Other than these relationships with Messrs. R. Cabela and J. Cabela, there are no compensation committee interlocks and no insider participation in compensation decisions that are required to be reported under the rules and regulations of the Securities Exchange Act of 1934, as amended.

Executive Compensation

The following table sets forth in summary form information concerning the compensation we paid during fiscal 2003 to our Chief Executive Officer and our four other most highly compensated executive officers, each of whom earned more than $100,000 during the fiscal year. In this prospectus, these individuals are referred to as the “Named Executive Officers.”

Summary Compensation Table

	Fiscal Year	Annual Compensation(1)		Long-Term Compensation	All Other Compensation(2)
Name and Principal Position		Salary	Bonus	Securities Underlying Options
Dennis Highby
President and Chief Executive Officer	2003	$308,285	$1,325,300	—	$6,000

David A. Roehr
Executive Vice President and Chairman, President and Chief Executive Officer of World’s Foremost Bank	2003	$248,248	$1,325,300	—	$6,000

Patrick A. Snyder
Senior Vice President, Merchandising	2003	$197,613	$375,300	73,400	$6,000

Richard N. Cabela
Chairman	2003	$329,992	$1,523,381	—	$6,000

James W. Cabela
Vice Chairman	2003	$329,992	$1,504,006	—	$167,910

(1)	In accordance with the rules of the SEC, the annual compensation described in this table does not include various perquisites and other personal benefits received by our named executive officers that do not exceed, in the aggregate, the lesser of $50,000 or 10% of any such officer’s salary and bonus disclosed in this table.
(2)	Consists of 401(k) matching contributions in the amount of $6,000 for each of the Named Executive Officers, except for Mr. J. Cabela and $167,910 paid pursuant to split-dollar life insurance agreements for the benefit of Mr. J. Cabela. In September 2003, this split-dollar life insurance agreement was terminated.

Stock Option Grants

The following table sets forth, as to the named executive officers, information concerning stock options granted during fiscal 2003. We granted these options under our 1997 Stock Option Plan. The options are exercisable at a price equal to the fair market value of our common stock, as determined by our board of directors as of the date of the grant; provided that if an independent third party appraisal is performed in connection with the employee stock ownership plan, or ESOP, the value determined by that appraisal constitutes the fair market value. Such an appraisal has been obtained every year since adoption of the 1997 Stock Option Plan. From the time we adopted our 1997 Stock Option Plan until January 1, 2003, the options granted under the Plan vested in ten equal increments, with the first increment vesting on the date of the grant and the remaining increments vesting on January 1 of the next nine years. All options granted under our 1997 Stock Option Plan since January 1, 2003 vest in five equal annual increments, with the first increment vesting on January 1, 2004 and the remaining increments vesting on January 1 of the next four years.

	Individual Grants				Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term (1)
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees During Period	Exercise Price Per Share	Expiration Date
Name					5%	10%
Dennis Highby	—	—	—	—	—	—
David A. Roehr	—	—	—	—	—	—
Patrick A. Snyder	73,400	8.00%	$11.20	July 24, 2008	$227,048	$501,717
Richard N. Cabela	—	—	—	—	—	—
James W. Cabela	—	—	—	—	—	—

(1)	The potential realizable value is calculated based on the term for the option at the time of grant. The assumed rates of appreciation are prescribed by the SEC for illustrative purposes only and are not intended to forecast or predict future stock prices. The potential realizable value at 5% and 10% appreciation is calculated by assuming that fair market price appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at its appreciated price.

The above table excludes options to purchase shares of our common stock granted to certain named executive officers on May 1, 2004 under our 2004 Stock Plan as follows: 18,350 shares to Mr. Snyder with an exercise price of $13.34 per share that will vest in five equal annual installments commencing January 1, 2005, and 238,550 shares and 128,450 shares to Mr. Highby and Mr. Roehr, respectively, with an exercise price per share equal to the initial public offering price per share that will vest in five equal annual installments commencing January 1, 2005.

Stock Option Exercises and Holdings

The following table sets forth for each of the named executive officers, the number of shares of our common stock acquired and the dollar value realized upon exercise of options during fiscal 2003 and the number and value of securities underlying options held at fiscal year end 2003. All options were granted under our 1997 Stock Option Plan. The method used to determine the value realized upon the exercise of options, and the value of the unexercised “in-the-money” options at fiscal year end 2003 was based upon an independent third party appraisal performed as of the respective dates, in connection with our ESOP.

	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year end 2003		Value of Unexercised In-the-Money Options at Fiscal Year end 2003
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Dennis Highby	532,444	$4,555,414	267,704	117,352	$2,813,130	$1,208,226
David A. Roehr	917,500	$7,750,000	—	—	—	—
Patrick A. Snyder	256,900	$2,158,900	51,380	132,120	$396,220	$855,480
Richard N. Cabela	—	—	—	—	—	—
James W. Cabela	—	—	—	—	—	—

Compensation Plans

1997 Stock Option Plan

Our 1997 Stock Option Plan was adopted by our board of directors and approved by our stockholders on January 24, 1997. The plan authorized the issuance of 4,404,000 shares of our common stock pursuant to stock option grants. We amended the plan on July 13, 2000 and again on July 27, 2001 to increase the number of shares of stock available for issuance under the plan. The second amendment on July 27, 2001 increased the number of shares to 7,337,615. As of fiscal year end 2003, options for 4,581,580 shares were outstanding under the plan with a weighted average exercise price of $7.07 per share. The 1997 Stock Plan has been amended to provide that no future options will be granted under the 1997 Stock Option Plan.

Under the 1997 Stock Option Plan, options may be granted to our employees and the non-employee members of our board of directors. The granted options may be either “incentive stock options,” which satisfy the requirements of section 422 of the Internal Revenue Code, or “nonqualified stock options,” which are not intended to satisfy the requirements of section 422 of the Internal Revenue Code. The exercise price for each granted option may not be less than 100% of the fair market value of the option shares on the grant date, and no granted option may have a term in excess of 10 years. However, each outstanding option will be subject to earlier termination following the optionee’s cessation of service with us. The granted options normally vest in five or ten installments over the optionee’s period of continued service with us. The exercise price of each outstanding option may be paid in cash, by check or in shares of our common stock held for at least six months. Following the effective date of this offering, the exercise price of one or more options under the plan may also be paid through a same-day sale procedure pursuant to which all or a portion of the shares purchased under the option are sold immediately, with a portion of the sale proceeds directly remitted to us in payment of the exercise price and any applicable withholding taxes. In addition, the compensation committee of our board of directors may allow one or more optionees to satisfy any withholding tax liability incurred at the time of exercise by having us withhold a portion of the purchased shares in payment of those taxes.

Option agreements entered into in connection with our 1997 Stock Option Plan allow for the early exercise of options during certain time periods. All shares of common stock owned pursuant to options exercised early are subject to the vesting provisions set forth in the option agreement. If the holder of these shares terminates employment prior to the vesting of these shares, we have the option to purchase such shares for the lesser of (a) their then fair market value, or (b) the exercise price paid by the holder for such shares. In addition, the holder of any unvested shares has a right to require us to purchase these shares at the same price.

Should we undergo certain changes in control or ownership, then each outstanding option under the 1997 Stock Option Plan will be cancelled in return for a cash payment per share of common stock subject to that option (whether or not the option is otherwise at that time vested and exercisable for all the option shares) equal to the highest price per share paid for our common stock in effecting that change in control or ownership less the option exercise price payable per share under the cancelled option. However, such a cashout of the outstanding options will not occur if in the good faith discretion of the compensation committee those options are to be honored or assumed by the acquiring company or new rights substituted therefore to acquire fully-vested, publicly-traded securities of the acquiring company or its corporate parent at an exercise price per share which preserves the economic value of each such option immediately prior to the change in control or ownership.

2004 Stock Plan

General. In March 2004, we adopted the Cabela’s Incorporated 2004 Stock Plan. The 2004 Stock Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to our employees, directors and consultants. A maximum of 2,752,500 shares of our common stock, subject to adjustment in the event of a stock split, consolidation or stock dividends of our common stock, may be subject to awards under the 2004 Stock Plan. The following is a summary of the material terms of the Stock Incentive Plan.

Options. Either “incentive stock options,” which satisfy the requirements of section 422 of the Internal Revenue Code, or “nonqualified stock options,” which are not intended to satisfy the requirements of section 422 of the Internal Revenue Code, may be granted under the 2004 Stock Plan. Each incentive stock option granted under the 2004 Stock Plan must have an exercise price that is at least equal to the fair market value of the stock underlying the option on the date of the grant. The 2004 Stock Plan permits us to grant nonqualified stock options having an exercise price per share that is less than the fair market value of the stock underlying the option on the date of the grant.

Stock Appreciation Rights. The compensation committee of our board of directors may grant stock appreciation rights independent of, or in connection with, an option grant. The exercise price per share of a stock appreciation right shall be an amount determined by the compensation committee of our board of directors. A stock appreciation right entitles the holder, upon exercise, to receive a payment based on the difference between the exercise price of the stock appreciation right and the fair market value of a share of our common stock on the date of exercise, multiplied by the number of shares as to which such stock appreciation right is being exercised.

Performance Stock and Performance Units. The compensation committee may award performance stock and performance units under the 2004 Stock Plan. Performance stock is an award of common stock that vests upon the achievement of certain performance objectives during a specified measurement period. A performance unit represents our contractual obligation to pay a specified amount of cash to a participant upon the achievement of certain performance objectives during a specified measurement period. The compensation committee will determine the terms and conditions of awards.

Restricted Stock and Restricted Stock Units. Restricted stock and restricted stock units will also be available for grant under the 2004 Stock Plan. Restricted stock is an award of common stock that vests upon the participant’s completion of a specified period of service with the Company. A restricted stock unit represents our contractual obligation to deliver our common stock or the cash equivalent to a participant upon the participant’s completion of a specified period of service with the Company. Unless otherwise determined at the time of grant or subsequently by the compensation committee, participants will be entitled to receive either currently or at a future date, dividends or other distributions paid with respect to restricted stock and restricted stock units. Restricted stock will carry voting rights. Restricted stock units will not carry voting rights until the underlying shares of stock are issued.

Change in Control. In the event of a change in control (as defined in the 2004 Stock Plan), all outstanding options and stock appreciation rights shall become fully vested and exercisable, the restriction period applicable to any awards of restricted stock and restricted stock units shall lapse, and shares of our common stock underlying restricted units shall be issued or, at the discretion of the compensation committee, each award of options, stock appreciation rights or restricted stock units, as the case may be, shall be canceled in exchange for a payment in cash equal to the product of (i) (A) in the case of options and stock appreciation rights, the excess of the change in control price over the exercise price or base price, as the case may be, and (B) in the case of all other awards, the change of control price, and (ii) the number of shares of common stock covered by such award.

Upon a change in control, (a) any performance period in progress at the time of the change in control for which performance stock or performance units are outstanding shall end, (b) all participants granted such awards of performance stock or performance units shall be deemed to have earned a pro rata award equal to the product of (i) such Participant’s target award opportunity for the performance period in question based on performance versus goals as of such date and (ii) the percentage of performance objectives achieved as of the date of such change in control, or (c) at the discretion of the compensation committee, all such earned Performance Units shall be canceled in exchange for an amount equal to the product of (i) the change in control price, multiplied by (ii) the aggregate number of shares of our common stock covered by such award. All of the performance shares and performance units that have not been so earned shall be forfeited and canceled as of the date of the change in control.

Notwithstanding the foregoing, if the compensation committee determines before the change in control either that all outstanding awards of options, stock appreciation rights, restricted stock and restricted stock units will be honored or assumed by the acquirer, or alternative awards with equal or better terms will be made available, such outstanding awards of options, stock appreciation rights, restricted stock and restricted stock units will not be canceled, their vesting and exercisability will not be accelerated, and there will be no payment in exchange for such awards.

Miscellaneous. The 2004 Stock Plan will generally be administered by the compensation committee of our board of directors. Awards granted under the 2004 Stock Plan generally may not be assignable or transferable other than by will or by the laws of descent and distribution, and all awards and rights will be exercisable during the life of the participant only by the participant or his or her legal representative.

Term and Amendment. Our board of directors may terminate or suspend the 2004 Stock Plan at any time, and from time to time may amend or modify the 2004 Stock Plan, provided that without the approval by a majority of the votes cast at a meeting of stockholders at which a quorum representing a majority of the shares of common stock is present in person or by proxy, no amendment or modification to the 2004 Stock Plan may (i) materially increase the benefits accruing to participants under the 2004 Stock Plan, (ii) except as a result of an adjustment event (as defined in the 2004 Stock Plan), materially increase the number of shares of our common stock subject to awards under the 2004 Stock Plan or the maximum number of awards or amount of cash that may be granted to a participant under the 2004 Stock Plan, or (iii) materially modify the requirements for participation in the 2004 Stock Plan. No amendment, modification, or termination of the 2004 Stock Plan shall in any manner adversely affect any award previously granted under the 2004 Stock Plan, without the consent of the participant. The 2004 Stock Plan shall continue in effect, unless sooner terminated by our board of directors, until the tenth anniversary of the date on which it is adopted by the board of directors.

Stock Purchase Plan

We adopted a Stock Purchase Plan in March 2004, under which shares of our common stock are available to be purchased by our employees. The right to purchase stock under this plan becomes effective upon the completion of this offering. The purpose of the plan is to provide our employees with an additional incentive by permitting them to purchase our common stock and to secure for us and our stockholders the benefits inherent in the ownership of our common stock by employees. The plan is administered by the compensation committee. The maximum number of shares of common stock available for issuance under the plan is 1,835,000, subject to adjustment in the event of a stock split, consolidation or stock dividends of our common stock. Our employees are eligible to participate in the plan after six months of continuous service. Employees who own more than 5% of the combined voting power of all classes of our stock or stock of a subsidiary cannot participate in the plan.

On the first day of February, May, August and November of each year, each eligible employee will receive an option to purchase common stock for 85% of the market price on the date of exercise. Options are exercised on the last trading day of January, April, July and October that follows each grant date. To exercise the option, participating employees must make an affirmative election and authorize payroll deductions for payment of the exercise price. These deductions are accumulated and held by us until the exercise date. A participant may discontinue participation in the plan at any time. All payroll deductions of a participant will be credited on our records and may be used for valid corporate purposes.

Our board of directors may, at any time or from time to time, amend the plan in any respect except that, without approval of our stockholders within twelve months prior to or after the date the amendment is adopted by our board, no amendment may increase the number of shares reserved under the plan, modify the class of employees eligible to participate in the plan, or reduce the price of any outstanding option under the plan. We may also terminate the plan at any time. If the plan is terminated, the date of termination will be treated as an exercise date and all funds in a participant’s account not expended to purchase our stock will be refunded to the participant.

Bonus Plan

In order to attract and maintain qualified employees, we have historically created and distributed a bonus pool based upon gross profit growth and our net income. All of our salaried employees, including management, except for Mr. R. Cabela and Mr. J. Cabela, are eligible to receive bonuses in this plan. The compensation committee of our board of directors administers this plan and determines the allocation of the bonus pool to eligible employees on a discretionary basis. Although we anticipate continuing this plan in the future, we are not obligated to do so.

Deferred Compensation Plan

We sponsor a non-qualified deferred compensation plan for the benefit of a select group of highly compensated employees. The plan allows eligible employees to elect to make pre-tax deferrals of their base salary or cash bonuses. The pre-tax deferrals of base salary and cash bonuses are 100% vested. The plan also allows us to require the deferral of certain bonuses of participants. A participant’s interest in the mandatory deferred bonuses is subject to one or two year vesting schedule depending on when the deferral was made. A participant’s deferrals accrue interest at the prime rate plus 1.75%. Each participant’s vested account in the plan is capped at $500,000 and the plan is limited to $25,000,000 in total vested contributions. Amounts credited to a participant’s account will be distributed upon the earliest to occur of the participant’s death, disability, termination of service or retirement. The plan is unfunded, and participants are unsecured general creditors of the company as to their accounts.

401(k) Plan

We sponsor a defined contribution 401(k) profit sharing plan and trust, or 401(k) plan, intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. Eligible employees may make pre-tax deferral contributions to the plan up to the maximum amount allowed by law. The pre-tax contributions are always 100% vested. We match 50% of employee pre-tax deferral contributions up to 6% of the employee’s eligible compensation. In addition, at the discretion of our board of directors, we may make profit-sharing contributions for eligible employees. Effective March 1, 2004, we merged our ESOP into our 401(k) plan. In this merger, 1,947,486 shares of our common stock were transferred from our ESOP to our 401(k) plan.

Limitations on Liability and Indemnification Matters

Limitation of Director Liability. Our amended and restated certificate of incorporation will limit the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification Arrangements. Our bylaws will provide that our directors will be indemnified in connection with actual or threatened proceedings arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws will further provide for the advancement of expenses to these directors in connection with the defense of an action or proceeding. The board of directors will have broad authority to cause any officer or employee to be indemnified if he or she is made a party to an action, suit or proceeding by reason of his or her position with us. Prior to consummation of this offering, we will enter into indemnification agreements with each of our directors and executive officers that will provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Directors’ and Officers’ Insurance. We currently maintain a directors’ and officers’ liability insurance policy that provides our officers and directors with liability coverage in amounts that we deem appropriate.

Employment Agreements

We have the following employment agreements:

Richard N. Cabela. In January 2004, we entered into an employment agreement with Mr. R. Cabela. Mr. R. Cabela agreed to serve in the executive position of Chairman of our company. The employment agreement provides for Mr. R. Cabela to receive an annual base salary of $245,000 and precludes Mr. R. Cabela from participating in any of our incentive compensation programs in the future. We may terminate Mr. R. Cabela’s employment agreement without cause upon 180 days written notice. We may terminate Mr. R. Cabela’s employment agreement at any time for cause. Mr. R. Cabela may terminate his employment agreement upon 90 days written notice. We are required to pay Mr. R. Cabela his base salary through the effective date of any termination of his employment agreement. The employment agreement prohibits Mr. R. Cabela from competing with us for a period of twelve months following the termination of the employment agreement for any reason. Mr. R. Cabela has assigned to us exclusive rights in and to any intellectual property developed by him during his employment with us in the scope of our actual or anticipated business operations or that relates to any of our actual or anticipated products or services. We are required to provide Mr. R. Cabela with statutory indemnification to the fullest extent provided by law for any claims asserted against him relating to his service as an officer or director of us.

James W. Cabela. In January 2004, we entered into an employment agreement with Mr. J. Cabela. Mr. J. Cabela agreed to serve in the executive position of Vice-Chairman of our company. The employment agreement provides for Mr. J. Cabela to receive an annual base salary of $250,000 and precludes Mr. J. Cabela from participating in any of our incentive compensation programs in the future. We may terminate Mr. J. Cabela’s employment agreement without cause upon 180 days written notice. We may terminate Mr. J. Cabela’s employment agreement at any time for cause. Mr. J. Cabela may terminate his employment agreement upon 90 days written notice. We are required to pay Mr. J. Cabela his base salary through the effective date of any termination of his employment agreement. The employment agreement prohibits Mr. J. Cabela from competing with us for a period of twelve months following the termination of the employment agreement for any reason. Mr. J. Cabela has assigned to us exclusive rights in and to any intellectual property developed by him during his employment with us in the scope of our actual or anticipated business operations or that relates to any of our actual or anticipated products or services. We are required to provide Mr. J. Cabela with statutory indemnification to the fullest extent provided by law for any claims asserted against him relating to his service as an officer or director of us.

Management Change of Control Severance Agreements. We anticipate that we will enter into agreements containing change of control severance provisions with Dennis Highby, David A. Roehr, Patrick A. Snyder, Michael Callahan, Ralph W. Castner, Brian J. Linneman and certain other members of senior management prior to the consummation of this offering. Under these agreements, if any of these employees are terminated without cause or resigns for good reason within twelve months of certain transactions resulting in a change in control, then the employee will be entitled to receive severance benefits equal to two years’ base salary and bonus, payable in a lump sum, and insurance benefits. In addition, any unvested stock options and unvested deferred compensation benefits owned by such an employee, that did not vest upon the change in control, will become fully vested and any non-competition and non-solicitation agreements we have with such an employee will automatically terminate. Each of these agreements also provides that to the extent any of the payments under the agreements would exceed the limitation of Section 280G of the Internal Revenue Code, or the Code, such that an excise tax would be imposed under Section 4999 of the Code, the executive will receive an additional “gross up” payment to indemnify him for the effect of such excise tax. We may terminate these agreements at any time, but these employees will be entitled to receive severance benefits under these agreements if they are terminated without cause or resign for good reason following certain transactions resulting in a change in control that occur within twelve months of our termination of these agreements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In fiscal 2001, 2002 and 2003, we leased real property located in Sidney, Nebraska from Deuel County Insurance Company, a general partnership owned by Mr. R. Cabela and Mr. J. Cabela. The annual lease payment was $843,600 in each of fiscal 2001, 2002 and 2003 and we believe was comparable to terms obtainable from unaffiliated third parties for similar property. On January 2, 2004, Cabela’s Wholesale, Inc., one of our wholly-owned subsidiaries, purchased the real property owned by Deuel County Insurance Company for a negotiated purchase price of $5,000,000. The purchase price and other terms of the transaction were determined through arms-length negotiations between Cabela’s Wholesale, Inc. and Deuel County Insurance Company, and were approved by our disinterested directors.

On September 23, 2003, following arms-length negotiations between us, Mr. R. Cabela, Mr. J. Cabela, McCarthy Group, Inc., and J.P. Morgan Partners (BHCA), L.P., we entered into a $200 million recapitalization transaction. As part of this transaction, we entered into a Stock Redemption Agreement with Mr. J. Cabela, an affiliated party of Mr. J. Cabela, Mr. R. Cabela and his affiliates pursuant to which we purchased an aggregate amount of 10,922,617 of their shares of common stock at a negotiated price of $13.73 per share. We also sold 1,820,437 shares of non-voting common stock, 14,680 shares of common stock and 3,058,328 shares of common stock to McCarthy Group, Inc., and Outdoor Investors, L.P., both of whom are affiliated parties of Michael R. McCarthy, who is one of our directors, for a negotiated purchase price of $13.73 per share. In addition, we sold 4,389,316 shares of non-voting common stock to J.P. Morgan Partners (BHCA), L.P., one of our principal stockholders, 771,988 shares of non-voting common stock to J.P. Morgan Partners Global Investors, L.P., 118,618 shares of non-voting common stock to J.P. Morgan Partners Global Investors A, L.P., 387,570 shares of non-voting common stock to J.P. Morgan Partners Global Investors (Cayman), L.P., and 43,343 shares of non-voting common stock to J.P. Morgan Partners Global Investors (Cayman) II, L.P., each of whom are affiliated parties of J.P. Morgan Partners (BHCA), L.P., for a negotiated price of $13.73 per share.

We entered into an Employee and Office Space Lease Agreement with Mr. R. Cabela, dated effective January 1, 2004, pursuant to which Mr. R. Cabela leases the services of certain of our employees and the office space associated with such employees from us. The amount of the lease payments due from Mr. R. Cabela under such Agreement in 2004 is anticipated to be approximately $200,000 which we believe is comparable to terms obtainable from unaffiliated third parties.

During fiscal 2001, 2002 and 2003, we sponsored an Employee Savings Plan to which employees including various executive officers, members of their immediate family and related entities made personal contributions. The participation by these individuals in the Employee Savings Plan was terminated effective December 31, 2003. The following list sets forth the names of each of the executive officers, members of their immediate family and related entities who participated in this Plan and who had a balance in excess of $60,000 at any time during fiscal 2001, 2002 and 2003, their relationship to us and the highest principal balance maintained in their respective accounts during the last three fiscal years: Michael Callahan, Senior Vice President ($347,944); Patrick A. Snyder, Senior Vice President ($179,254); Ralph W. Castner, Vice President and Chief Financial Officer ($180,111); Mr. R. Cabela ($6,684,105); Mary A. Cabela, wife of Mr. R. Cabela ($756,056); Deuel County Insurance Co., Partnership owned by Mr. R. Cabela and Mr. J. Cabela ($1,311,624); David Cabela, son of Mr. R. Cabela ($117,668); Carolyn Harvey, daughter of Mr. R. Cabela ($259,485); Joseph Cabela, son of Mr. R. Cabela ($77,822); Mr. R. Cabela and Mary Cabela jointly ($3,080,616); and Mr. J. Cabela ($5,371,264).

We were previously a party to a Split Dollar Insurance Agreement dated January 29, 1999 with the Cabela Family Irrevocable Trust dated December 23, 1998, a trust created by Mr. R. Cabela. Pursuant to the Agreement, the Company paid $170,673, $174,467, and $111,044 net of reimbursement for tax purposes in fiscal 2001, 2002 and 2003, respectively. In September, 2003, this Agreement was terminated.

Gerald E. Matzke, a member of our board of directors, is a partner of the law firm of Matzke, Mattoon & Miller. We have retained the law firm of Matzke, Mattoon & Miller to provide legal services to us. Fees paid to this firm totaled $31,000 in fiscal 2001, $25,000 in fiscal 2002 and $74,000 in fiscal 2003 and we believe are comparable to fees obtainable from unaffiliated third parties.

Rich Cabela, a son of Mr. R. Cabela, was employed by us throughout fiscal 2001, 2002 and 2003. Mr. Rich Cabela was paid an aggregate salary and bonus of $63,818, $66,710 and $69,092 for his services during fiscal 2001, 2002 and 2003, respectively. Carter Kokjer, a son-in-law of Dennis Highby, our President, Chief Executive Officer and a director, was employed by us throughout fiscal 2001, 2002 and 2003. Mr. Kokjer was paid an aggregate salary and bonus of $63,710, $70,735 and $74,223 for his services during fiscal 2001, 2002 and 2003, respectively. Matt Highby, an employee of ours and son of Dennis Highby, was paid an aggregate salary and bonus of $67,469 during fiscal 2003 for his services. We believe the compensation paid to each of the individuals disclosed in this paragraph is comparable to compensation paid to unrelated third parties for similar services.

In 2003, we amended the terms of our deferred compensation plan in connection with the recapitalization transaction. As a result of the amendments to the deferred compensation plan, Mr. R. Cabela, Mr. J. Cabela, Dennis Highby, David Roehr, Michael Callahan, Patrick Snyder, Ralph Castner and Brian Linneman received payments from the deferred compensation plan upon terms that were comparable to the terms of the payments made from the deferred compensation plan to unaffiliated participants in the plan.

All members of our board of directors, our executive officers and our full-time employees, including members of the immediate family of Messrs. R. Cabela, Highby, Callahan and Snyder, will be eligible to participate in the directed share program described under “Underwriting” at levels that may exceed $60,000. There is no maximum number of shares of our common stock that may be purchased by members of our board of directors, our executive officers or our full-time employees, including immediate family members of Messrs. R. Cabela, Highby, Callahan and Snyder who are full-time employees.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of May 28, 2004, and as adjusted to reflect the sale of common stock in this offering:

•	each stockholder known by us to own beneficially more than 5% of our common stock;
•	each of our executive officers named in the summary compensation table above;
•	each of our directors;
•	all directors and executive officers as a group; and
•	each selling stockholder.

Except as otherwise noted below, the address for those individuals for which an address is not otherwise indicated is c/o Cabela’s Incorporated, One Cabela Drive, Sidney, Nebraska 69160.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as otherwise indicated in the footnotes to the table below, we believe that the beneficial owners of the common stock listed below, based on the information furnished by such owners, have sole voting power and investment power with respect to such shares, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 43,592,554 shares of common stock and 14,927,582 shares of non-voting common stock outstanding as of May 28, 2004 and 51,245,428 shares of common stock and 13,524,708 shares of non-voting common stock outstanding upon completion of this offering.

In computing the percent of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of May 28, 2004. We did not deem these shares outstanding for purposes of computing the percentage ownership of any other person.

Messrs. R. Cabela, J. Cabela, Highby, Roehr, Snyder, Callahan, Castner, Linneman, McCarthy and Matzke each have the right to purchase shares of common stock in the directed share program described under “Underwriting” and there is no limit on the number of shares that those persons may purchase in this offering. The following table does not include shares of common stock that may be purchased under the directed share program in connection with this offering. Consequently, the information in the following table may vary from what is presented in this prospectus. We currently expect that none of our directors and executive officers will individually purchase more than 35,000 shares of common stock under the directed share program.

	Number of Shares Beneficially Owned Prior to this Offering			Number of Shares Beneficially Owned After this Offering		Percentage of Shares Beneficially Owned Prior to this Offering		Percentage of Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Common Stock	Total Common and Non- voting	Number of Shares Offered	Common Stock	Total Common and Non- voting	Common Stock(15)	Total Common and Non- voting	Common Stock(15)	Total Common and Non- voting
5% Stockholders
JPMP Capital Corp.(1)	—	13,107,144	1,402,874	—	11,704,270	23.1%	22.4%	18.6%	18.1%
Richard N. Cabela (2)	11,706,496	11,706,496	—	11,706,496	11,706,496	26.9%	20.0%	22.8%	18.1%
Mary A. Cabela (3)	11,694,015	11,694,015	—	11,694,015	11,694,015	26.9%	20.0%	22.8%	18.1%
James W. Cabela(4)	11,726,245	11,726,245	—	11,726,245	11,726,245	26.9%	20.0%	22.9%	18.1%
McCarthy Group, Inc.(5)	9,174,993	10,995,430	1,558,750	7,616,243	9,436,680	24.2%	18.8%	17.7%	14.6%
Directors and Executive Officers
Dennis Highby(6)	932,004	932,004	—	932,004	932,004	2.1%	1.6%	1.8%	1.4%
David A. Roehr(7)	929,156	929,156	—	929,156	929,156	2.1%	1.6%	1.8%	1.4%
Patrick A. Snyder(8)	423,298	423,298	—	423,298	423,298	*	*	*	*
Michael Callahan(9)	394,896	394,896	—	394,896	394,896	*	*	*	*
Ralph W. Castner(10)	95,519	95,519	—	95,519	95,519	*	*	*	*
Brian J. Linneman(11)	40,642	40,642	—	40,642	40,642	*	*	*	*
Michael R. McCarthy(12)	9,187,838	11,015,615	—	7,629,088	9,456,865	24.2%	18.8%	17.8%	14.6%
Gerald E. Matzke(13)	31,195	31,195	—	31,195	31,195	*	*	*	*
All Directors and Executive Officers (10 persons)(14)	35,474,627	37,295,065	—	33,915,877	35,736,315	82.1%	64.2%	67.3%	55.1%
Other Selling Stockholders
Wachovia Capital Partners 2003, LLC	728,172	728,172	77,938	650,234	650,234	1.7%	1.2%	1.3%	1.0%
Teachers Insurance Annuity Association of America	728,172	728,172	77,938	650,234	650,234	1.7%	1.2%	1.3%	1.0%
Doug Zingula	82,770	82,770	7,500	75,270	75,270	*	*	*	*

*	Less than 1% of total.

(1)	JPMP Capital Corp. beneficially owns 13,107,144 shares of non-voting common stock, which represents 87.8% of our issued and outstanding non-voting common stock. After this offering, JPMP Capital Corp. will beneficially own 11,704,270 shares of non-voting common stock, which will represent 86.5% of our issued and outstanding non-voting common stock. All shares of our non-voting common stock are convertible into common stock at the option of the holder at any time. JPMP Capital Corp.’s beneficial ownership consists of (a) 11,785,625 shares of non-voting common stock held by J.P. Morgan Partners (BHCA), L.P., (b) 771,988 shares of non-voting common stock held by J.P. Morgan Partners Global Investors, L.P., (c) 387,570 shares of non-voting common stock held by J.P. Morgan Partners Global Investors (Cayman), L.P., (d) 118,618 shares of non-voting common stock held by J.P. Morgan Partners Global Investors A, L.P., and (e) 43,343 shares of non-voting common stock held by J.P. Morgan Partners Global Investors (Cayman) II, L.P. The general partner of J.P. Morgan Partners (BHCA), L.P. is JPMP Master Fund Manager, L.P. The general partner of each of J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors A, L.P., and J.P. Morgan Partners Global Investors (Cayman) II, L.P. is JPMP Global Investors, L.P. JPMP Capital Corp., a wholly owned subsidiary of J.P. Morgan Chase & Co., a publicly traded company, is the general partner of each of JPMP Master Fund Manager, L.P. and JPMP Global Investors, L.P. Each of JPMP Master Fund Manager, L.P., JPMP Global Investors, L.P., JPMP Capital Corp., and J.P. Morgan Chase & Co. may be deemed beneficial owners of the shares held by J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., and J.P. Morgan Partners Global Investors (Cayman) II, L.P., however, the foregoing shall not be construed as an admission that such entities are the beneficial owners of the shares held by J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., and J.P. Morgan Partners Global Investors (Cayman) II, L.P. The address for JPMP Capital Corp. is 1221 Avenue of the Americas, New York, New York 10020.

(2)	Includes (a) 11,329,004 shares of common stock held by Cabela’s Family, LLC with respect to which Mr. R. Cabela has shared investment power and sole voting power, (b) 343,163 shares of common stock held by Cabela’s Family, LLC, with respect to which Mr. R. Cabela has shared investment power, but not voting power and (c) 12,485 shares of common stock held in our 401(k) plan with respect to which Mr. R. Cabela has sole investment power, but not voting power.

(3)	Includes (a) 343,163 shares of common stock held by Cabela’s Family, LLC, with respect to which Ms. Cabela has shared investment power and sole voting power, and (b) 11,329,004 shares held by Cabela’s Family, LLC, with respect to which Ms. Cabela has shared investment power, but not voting power.

(4)	Includes 10,386 shares of common stock held in our 401(k) plan with respect to which Mr. J. Cabela has sole investment power, but not voting power.

(5)	McCarthy Group, Inc., beneficially owns 1,820,437 shares of non-voting common stock, which represents 12.2% of our issued and outstanding non-voting common stock. After this offering, McCarthy Group, Inc., will beneficially own 1,820,437 shares of non-voting common stock, which will represent 13.5% of our issued and outstanding non-voting common stock. All shares of our non-voting common stock are convertible into common stock at the option of the holder at any time. The amount set forth in the columns entitled “Total Common and Non-voting” includes McCarthy Group, Inc.’s, beneficial ownership of (a) 1,820,437 shares of non-voting common stock held by McCarthy Group, Inc., (b) 6,116,664 shares of common stock held by Fulcrum Growth Partners, L.L.C. or, Fulcrum, and (c) 3,058,328 shares of common stock held by Outdoor Investors, L.P. or Outdoor Investors. Mr. McCarthy, one of our directors, is the Chairman of McCarthy Group, Inc. McCarthy Group, Inc., is the managing member of Fulcrum. Outdoor G.P., LLC, an indirectly wholly owned subsidiary of McCarthy Group, Inc., is the general partner of Outdoor Investors. The address for McCarthy Group, Inc., is c/o McCarthy Group, Inc., One Pacific Place, Suite 450, 1125 South 103 Street, Omaha, Nebraska 68124.

(6)	Includes (a) 275,250 shares of our common stock held by a Grantor Retained Annuity Trust with respect to which Mr. Highby retains certain rights and (b) 14,504 shares of common stock held in our 401(k) plan with respect to which Mr. Highby has sole investment power, but not voting power.

(7)	Includes 11,656 shares of common stock held in our 401(k) plan with respect to which Mr. Roehr has sole investment power, but not voting power.

(8)	Includes (a) 110,100 shares of our common stock held by a Grantor Retained Annuity Trust with respect to which Mr. Snyder retains certain rights and (b) 12,258 shares of common stock held in our 401(k) plan with respect to which Mr. Snyder has sole investment power, but not voting power.

(9)	Includes (a) 110,100 shares held in a Grantor Retained Annuity Trust with respect to which Mr. Callahan retains certain rights, (b) 14,680 shares of common stock issuable upon exercise of stock options within 60 days of May 10, 2004 and (c) 13,216 shares of common stock held in our 401(k) plan with respect to which Mr. Callahan has sole investment power, but not voting power.

(10)	Includes 99 shares of common stock held in our 401(k) plan with respect to which Mr. Castner has sole investment power, but not voting power.

(11)	Includes 272 shares of common stock held in our 401(k) plan with respect to which Mr. Linneman has sole investment power, but not voting power.

(12)	Mr. McCarthy may be deemed to beneficially own 1,820,437 shares of non-voting common stock beneficially owned by McCarthy Group, Inc., which represents 12.2% of our issued and outstanding non-voting common stock. After this offering, Mr. McCarthy may be deemed to beneficially own 1,820,437 shares of non-voting common stock, which will represent 13.5% of our issued and outstanding non-voting common stock. All shares of our non-voting common stock are convertible into common upon the option of the holder. The amount set forth in the columns entitled “Total Common and Non-voting” includes (a) 7,340 shares of common stock issuable upon exercise of stock options within 60 days of May 10, 2004, (b) 1,820,437 shares of non-voting common stock held by McCarthy Group, Inc., (c) 6,116,664 shares of common stock held by Fulcrum Growth Partners, L.L.C. and (d) 3,058,328 shares of common stock held by Outdoor Investors, L.P. Mr. McCarthy is the Chairman of McCarthy Group, Inc. Although Mr. McCarthy may be deemed the beneficial owner of these shares, he disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for Mr. McCarthy is One Pacific Place, Suite 450, 1125 South 103 Street, Omaha, Nebraska 68124.

(13)	Includes 7,340 shares of common stock issuable upon exercise of stock options within 60 days of May 10, 2004. The address for Mr. Matzke is 907 Jackson Street, P. O. Box 316, Sidney, Nebraska 69162-0316.

(14)	Includes (a) 29,360 shares of common stock issuable upon exercise of stock options within 60 days of May 10, 2004, (b) 11,329,004 shares of common stock with respect to which our directors and officers have shared investment power, (c) 343,163 shares of common stock with respect to which our directors and officers have shared investment power, but not voting power, (d) 74,875 shares of common stock held by our 401(k) plan with respect to which our directors and executive officers have investment power, but not voting power and (e) 1,820,437 shares of non-voting common stock that are convertible into shares of common stock at the option of the holder.

(15)	The percentages reflected in this column assume the conversion of the holder’s non-voting common stock to common stock.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

We are authorized by our amended and restated certificate of incorporation to issue an aggregate of 500,000,000 shares. These shares consist of 490,000,000 shares of common stock, par value $0.01 per share, of which 245,000,000 are designated as voting common stock, referred to as common stock, and 245,000,000 are designated as non-voting common stock and 10,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of May 28, 2004, there were 43,592,554 shares of our common stock outstanding and 60 holders of record of our common stock. The holders of our common stock will be entitled to one vote per share on any matter to be voted upon by stockholders. All of the outstanding shares of common stock are, and the shares offered by us will be, fully paid and non-assessable. Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. The holders of our common stock have no preemptive rights.

The holders of our common stock will be entitled to receive ratably with the holders of non-voting common stock dividends, if any, as our board of directors may declare from time to time from funds legally available therefor, subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future.

Each holder of common stock is entitled at any time and from time to time, in such holder’s discretion and at such holder’s option, to convert any or all of its shares of common stock into the same number of shares of non-voting common stock. If at any time after such conversion a transaction or other event occurs which would result in a stockholder that has given us written notice that it is a “regulated stockholder” holding shares of common stock in excess of the number of shares of common stock that it reasonably determines it may hold in accordance with Regulation Y of the Board of Governors of the Federal Reserve System set forth in Section 12, Part 225 of the Code of Federal Regulations (or any successor to such regulation), which we refer to as its permitted regulatory amount, a sufficient number of shares of common stock shall be automatically converted to shares of non-voting common stock so that the regulated stockholder does not own shares of common stock in excess of its permitted regulatory amount.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock will be entitled to share ratably with the holders of non-voting common stock in all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future.

Non-Voting Common Stock

As of May 28, 2004, there were 14,927,582 shares of our non-voting common stock outstanding and six holders of record of our non-voting common stock. Each outstanding share of non-voting common stock is not entitled to vote on any matter on which our stockholders are entitled to vote except as follows and as otherwise required by law, and the shares of non-voting common stock are not included in determining the number of shares voting or entitled to vote on any such matters. The holders of non-voting common stock have the right to vote as a separate class, with each share having one vote, on any voluntary or involuntary liquidation, dissolution or winding up of our affairs, merger, consolidation, sale or transfer of all or substantially all of our assets or securities, or any recapitalization or reorganization, in which shares of non-voting common stock would receive consideration different from that received for shares of common stock or would otherwise be treated differently from shares of common stock in connection with such transaction. Non-voting common stock may, without such a separate class vote, receive or be exchanged for non-voting securities which are otherwise identical on a per share basis in amount and form to the voting securities received with respect to or in exchange for the common stock.

The holders of non-voting common stock will be entitled to receive ratably with the holders of common stock dividends, if any, as our board of directors may declare from time to time from funds legally available therefor, subject to preferential rights of any shares of our preferred stock that we may issue in the future, provided, however, that any dividends or distributions payable in shares of non-voting common stock, rights to acquire shares of non-voting common stock or securities exchangeable for such shares shall be payable in shares of, rights to acquire, or securities exchangeable into non-voting common stock. Any dividend or distribution payable in voting securities will be paid to holders of non-voting common stock in non-voting securities otherwise identical to the voting securities, and which are convertible or exchangeable for such voting securities on the same terms as the non-voting common stock is convertible into the common stock.

Upon any voluntary or involuntary liquidation, dissolution or winding up, holders of non-voting common stock will be entitled to share ratably with the holders of common stock in all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future.

Each holder of non-voting common stock is entitled at any time and from time to time in such holder’s discretion and at such holder’s option, to convert any or all of its shares of non-voting common stock into the same number of shares of common stock; provided, however, that any outstanding shares of non-voting common stock ever held of record by a regulated stockholder may not be converted into common stock to the extent that, immediately prior to, or as a result of such conversion, the number of shares of common stock held by a regulated stockholder would exceed its permitted regulatory amount.

Upon the actual or expected occurrence of any Conversion Event, as defined below, each share of non-voting common stock which is being or has been distributed, disposed of or sold, or is expected to be distributed, disposed of or sold, in connection with that Conversion Event will be convertible at the option of the holder into one fully paid and nonassessable share of common stock. If any shares of non-voting common stock are converted into shares of common stock in connection with a Conversion Event, however, and any of those shares of common stock are not actually distributed, disposed of or sold pursuant to such Conversion Event, such shares of common stock that are not distributed, disposed of or sold will be promptly converted back into the same number of shares of non-voting common stock.

A “Conversion Event” means:

•	any public offering or public sale of our securities, including a public offering registered under the Securities Act and a public sale under Rule 144 of the Securities Act or any similar rule then in force;

•	any sale of our securities to a person or group of persons, within the meaning of the Securities Exchange Act, if, after that sale, that person or group of persons would in the aggregate own or control securities that possess in the aggregate the ordinary voting power to elect a majority of our board of directors, provided that the sale has been approved by our board of directors or any authorized committee;

•	any sale of our securities to a person or group of persons, within the meaning of the Securities Exchange Act, if, after that sale, that person or group of persons would in the aggregate own or control securities, excluding any non-voting common stock being converted and disposed of in connection with the Conversion Event, that possess in the aggregate the ordinary voting power to elect a majority of our board of directors;

•	with respect to any regulated stockholder any sale of our securities to a person or group of persons, within the meaning of the Securities Exchange Act, if, after that sale, that person or group of persons would not, in the aggregate, own, control or have the right to acquire more than two percent of the outstanding securities of any class of our voting securities; and

•	any distribution, disposition or sale of any of our securities to a person or group of persons, within the meaning of the Securities Exchange Act, in connection with a merger, consolidation or similar transaction if, after that transaction, that person or group of persons will own or control securities that constitute in the aggregate the ordinary voting power to elect a majority of the surviving corporation’s directors, provided that the transaction has been approved by our board of directors or any authorized committee.

Preferred Stock

No shares of our preferred stock will be outstanding immediately following completion of this offering, and we have no immediate plans to issue any preferred stock. The board of directors is authorized to issue up to 10,000,000 shares of preferred stock without stockholder approval in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights, privileges and restrictions. The issuance of any of our preferred stock could have the effect of diluting the voting power of the holders of common stock, restricting dividends on the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in our control without further action by the stockholders.

Registration Rights

We have granted registration rights to holders of an aggregate of 34,897,037 shares of our common stock and 13,524,708 shares of non-voting common stock under a registration rights agreement, which are summarized below.

Demand Registration Rights. At any time after the completion of this offering, if we receive a written request from certain stockholders that are party to the registration rights agreement that we file a registration statement under the Securities Act covering the registration of their shares of common stock and non-voting common stock having an aggregate offering price to the public of not less than $20.0 million or less than 20% of their shares of common stock and non-voting common stock, whichever is greater, we are to use our best efforts to effect registration of the shares requested to be registered. We are not required to effect more than two of these registrations for any stockholder who is a party to the registration rights agreement. Additionally, we are not required to effect such a registration if a registration statement has been filed and not withdrawn and has been declared effective in the 90 days prior to such request pursuant to which we have sold or propose to sell shares of our common stock. We may also delay the filing or effectiveness for up to 60 days of any registration statement requested by the stockholders if, at the time of such request, we are engaged or have written plans with an underwriter to engage, in a firm commitment underwritten public offering of our common stock.

Form S-3 Registration Rights. Upon receipt of a written request from any stockholder who is a party to the registration rights agreement, we are to file and effect a registration with respect to any of the shares of our common stock owned by these stockholders. We are not, however, required to effect any such registration if (1) Form S-3 or any successor form is not available for that offering, or (2) the aggregate offering price of the securities to be registered is less than $500,000. The parties to the registration rights agreement have also agreed to amend the registration rights agreement to remove or modify this right in the event any underwriter engaged by us to conduct an underwritten public offering of our common stock requires that this right be removed or modified.

“Piggyback” Registration Rights. The stockholders that are a party to the registration rights agreement are entitled to include all or part of their shares of our common stock in any of our registration statements under the Securities Act, excluding registration statements on Form S-4 or Form S-8. If any registration statement is pursuant to an underwritten offering, these rights would be conditioned upon the right of the underwriters to limit the number of shares included in this offering.

Expenses of Registration. Other than underwriting discounts and commissions, we will pay all expenses relating to piggyback registrations and all expenses relating to demand registrations and Form S-3 registrations.

Expiration of Registration Rights. The registration rights described above do not expire. The registration rights will, however, terminate for a particular stockholder if that holder holds less than two percent of our outstanding common stock one year after the date on which such holder may first sell its registrable shares under Rule 144 of the Securities Act, so long as such holder is still able to sell its registrable shares under Rule 144 at that time.

Holdback Agreement. If we register our shares of common stock in a secondary offering, if the holders of a majority of the shares of common stock subject to the registration rights agreement agree to the application of this provision, the stockholders who are a party to the registration rights agreement will be subject to a lock-up covenant. The covenant provides that such stockholders may not sell, make any short sale of, grant any option for the purchase of, or otherwise dispose of any shares of, common stock held by them not sold in the offering for a period beginning not more than 10 days prior to the effectiveness of the registration statement for the offering and ending not more than 180 days after such effectiveness. The managing underwriter of the offering will determine the exact lock-up period.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Effect of Delaware Anti-takeover Statute. Upon completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a merger or other business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to certain exclusions; or

•	on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the Delaware General Corporation Law defines an “interested stockholder” as:

•	any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation;

•	any entity or person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

•	the affiliates or associates of any such entities or persons.

The provisions of Section 203 of the Delaware General Corporation Law described above could have the following effects, among others:

•	delaying, deferring or preventing a change in our control;

•	delaying, deferring or preventing the removal of our existing management;

•	deterring potential acquirers from making an offer to our stockholders; and

•	limiting any opportunity of our stockholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirers.

This could be the case even if a majority of our stockholders might benefit from a change of control or offer.

Amended and Restated Certificate of Incorporation and Bylaw Provisions. Upon the completion of this offering, our amended and restated certificate of incorporation and bylaws will include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are summarized in the following paragraphs.

Classified Board of Directors. Our amended and restated certificate of incorporation and bylaws will provide for our board to be divided into three classes of directors serving staggered, three year terms, with one-third of the board of directors being elected each year. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors. Our classified board, together with certain other provisions of our amended and restated certificate of incorporation and bylaws authorizing the board of directors to fill vacant directorships, may prevent or delay stockholders from removing incumbent directors and simultaneously gaining control of the board of directors by filling vacancies created by that removal with their own nominees.

Removal of Directors by the Stockholders. Our amended and restated certificate of incorporation and bylaws provide that the stockholders may remove directors only for cause, by the holders of 66 2/3% of shares entitled to vote at an election of directors. We believe that the removal of directors by the stockholders only for cause, together with the classification of the board of directors, will promote continuity and stability in our management and policies and that this continuity and stability will facilitate long-range planning.

Supermajority Voting. Our amended and restated certificate of incorporation will require the approval of the holders of at least 66 2/3% of our combined voting power to effect amendments to our amended and restated certificate of incorporation relating to the composition of the board, indemnification of directors and officers and provisions of Delaware law. Our bylaws may be amended by the holders of at least 66 2/3% of our combined voting power. Our amended and restated certificate of incorporation also provides that a majority of our board of directors may repeal or amend any provision of our bylaws unless the Delaware General Corporation Law reserves this power exclusively to the stockholders.

Special Meetings of Stockholders. Our bylaws will provide that special meetings of our stockholders may be called only by our Chairman of the board of directors or our President.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and bylaws will preclude stockholders from initiating or effecting any action by written consent and thereby taking actions opposed by the board.

Notice Procedures. Our bylaws will establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting. In general, notice of a stockholder proposal or a director nomination for an annual meeting of stockholders must be delivered to us at our executive offices not less than 120 days prior to the date of the meeting. The stockholder’s notice also must contain specified information and conform to certain requirements, as set forth in our bylaws. If the presiding officer at any meeting of stockholders determines that a stockholder proposal or director nomination was not made in accordance with the bylaws, we may disregard the proposal or nomination. These provisions may preclude a nomination for the election of directors or preclude the conduct of business at a particular annual meeting if the proper procedures are not followed. Furthermore, these provisions may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company, even if the conduct of the solicitation or attempt might be beneficial to us and our stockholders.

Other Anti-Takeover Provisions. See “Management—Compensation Plans” and “Management—Employment Agreements” for a discussion of certain provisions of the 1997 Stock Option Plan, the 2004 Stock Plan and the Management Employee Change of Control Severance Agreements which may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals.

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “CAB”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Wells Fargo Shareowner Services.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of our common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Sale of Restricted Shares and Lock-up Agreements

Upon completion of this offering, we will have outstanding 51,245,428 shares of common stock and 13,524,708 shares of non-voting common stock. Of these shares, the 9,375,000 shares of common stock sold in this offering and any shares sold upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

Assuming the underwriters’ over-allotment option is not exercised, the remaining 55,395,136 shares of common stock and non-voting common stock that will be held by existing stockholders will be “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or Rule 701 promulgated under the Securities Act, which rules are summarized below.

Taking into account the lock-up agreements described in “Underwriting” and subject to the provisions of Rules 144, 144(k) and 701, the restricted securities will be available for sale in the public market as follows:

Number of Shares	Date
1,866,823	After the date of this prospectus.
2,132,898	After 90 days following the date of this prospectus.
54,892,351	After 120 days following the date of this prospectus.

All of these restricted securities will be eligible for sale in the public market, subject in some cases to the volume limitations and other restrictions of Rule 144, beginning upon expiration of the lock-up agreements described in “Underwriting.” The numbers of shares of common stock listed above do not include shares of common stock issuable upon exercise of stock options granted under our stock plans that were unexercised as of our fiscal year end 2003. Upon completion of this offering, we intend to file a registration statement on Form S-8 with the SEC to register 7,249,722 shares of our common stock reserved for issuance or sale under our incentive stock plans. As of May 28, 2004, there were outstanding options to purchase a total of 3,884,695 shares of common stock, 170,655 of which were vested. Shares of common stock issuable upon the exercise of vested options granted or to be granted under our stock option plans will be freely tradable without restriction under the Securities Act, unless such shares are held by an affiliate of ours. Shares of common stock issued upon the exercise of unvested options remain subject to a stock restriction agreement until the shares become vested.

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell those shares. Persons who have owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal 512,454 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of May 28, 2004, 4,948,995 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options.

Stock Options

As of May 28, 2004, options to purchase a total of 3,884,695 shares of common stock were outstanding, 170,655 of which are currently exercisable. Immediately after this offering, we intend to file a Form S-8 registration statement under the Securities Act to register all shares of common stock issuable under our 1997 Stock Option Plan, 2004 Stock Plan and 2004 Stock Purchase Plan. Accordingly, shares of common stock underlying these options will be eligible for sale in the public markets, subject to vesting restrictions or the lock-up agreements described below. See “Management—Compensation Plans.”

Lock-up Agreements

Our executive officers, directors and most other stockholders have agreed, except for shares of common stock to be sold in this offering, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable into shares of common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or non-voting common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition or enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC, for a period of 120 days after the date of this prospectus. These agreements do not apply to shares of our common stock purchased in the open market or held through our 401(k) plan, except for shares held by our executive officers and directors through our 401(k) plan. See “Underwriting.”

Registration Rights

Subject to the terms of the lock-up agreements, certain specified holders of 34,897,037 shares of our common stock and 13,524,708 shares of our non-voting common stock have the right to demand that their registrable securities be registered, subject to certain exceptions. See “Description of Capital Stock—Registration Rights.”

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder that acquires our common stock pursuant to this offering. This discussion is limited to non-U.S. holders who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership (including any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State of the United States or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not consider:

•	U.S. federal gift tax consequences, or U.S. state or local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position;

•	the tax consequences for partnerships or persons who hold their interests through a partnership or other entity classified as a partnership for U.S. federal income tax purposes;

•	the tax consequences for the shareholders or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, hybrid entities, certain former citizens or former long-term residents of the United States, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment.

The following discussion is based on provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, possibly on a retroactive basis. Prospective investors are urged to consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax consequences with respect to their particular circumstances.

Dividends

As previously discussed, we do not anticipate paying dividends on our common stock in the foreseeable future. See “Dividend Policy.” If we pay dividends on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and first reduce the non-U.S. holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

We will have to withhold U.S. federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Under applicable U.S.

Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

In order to claim the benefit of an income tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, the non-U.S. holder must provide a properly executed IRS Form W-8BEN, for treaty benefits, or W-8ECI, for effectively connected income (or such successor forms as the IRS designates), respectively, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty and their ability to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date of such disposition or the period that the non-U.S. holder held our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, however, such common stock will be treated as United States real property interests only if a non-U.S. holder owned directly or indirectly more than 5 percent of such regularly traded common stock during the shorter of the 5-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock and we were a USRPHC during such period. If we are or were to become a USRPHC and a non-U.S. holder owned directly or indirectly more than 5 percent of our common stock during the period described above or our common stock is not “regularly traded on an established securities market,” then a non-U.S. holder would generally be subject to U.S. federal income tax on its net gain derived from the disposition of our common stock at regular graduated rates.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder is a resident.

Under some circumstances, U.S. Treasury regulations require backup withholding and additional information reporting on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 28%).

The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder to or through the U.S. office of any broker, U.S. or non-U.S., generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own tax advisors regarding the application of these rules to them.

Each prospective non-U.S. holder of our common stock should consult that holder’s own tax advisor with respect to their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                         , 2004, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC, Stephens Inc. and William Blair & Company, L.L.C. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
Stephens Inc.
William Blair & Company, L.L.C.

Total	9,375,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 1,406,250 additional outstanding shares of common stock from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per share. The underwriters and selling group members may allow a discount of $         per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by selling stockholders	$	$	$	$

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

This offering is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules because certain affiliates of J.P. Morgan Securities Inc., one of the underwriters, own 10% or more of the aggregate amount of our outstanding common stock and non- voting common stock. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a “qualified independent underwriter” meeting certain standards. Accordingly, Credit Suisse First Boston LLC is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by Credit Suisse First Boston LLC.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 120 days after the date of this prospectus. This agreement does not apply to our filing of a registration statement on Form S-8 under the Securities Act to register securities issuable under our existing incentive stock plans; our issuance of common stock upon the exercise of an option or conversion of a security that is currently outstanding; our granting of options to purchase common stock under our existing incentive stock plans (provided the options do not become exercisable during such 120-day period); and our issuance of common stock under our existing employee stock purchase plan.

Our executive officers, directors and most other stockholders have agreed, except for shares of common stock to be sold in this offering, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 120 days after the date of this prospectus. These agreements do not apply to shares of our common stock purchased in the open market or held through our 401(k) plan, except for shares held by our executive officers and directors through our 401(k) plan.

The underwriters have reserved for sale at the initial public offering price up to 468,750 shares of our common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list our common stock on the New York Stock Exchange under the symbol “CAB”.

Some of the underwriters and their affiliates have provided and may in the future provide services and engage in commercial and investment banking transactions with us for which they have been, and will be, paid fees and commissions. Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, is a lender under our revolving credit facility. In addition, certain affiliates of J.P. Morgan Securities Inc. own 13,107,144 shares of our non-voting common stock, of which 1,402,874 shares are being sold in this offering, and Wachovia Capital Partners 2003, LLC, an affiliate of Wachovia Capital Markets, LLC, owns 728,172 shares of our common stock, of which 77,938 shares are being sold in this offering.

Prior to this offering, there has been no established market for our common stock. The initial public offering price for the shares of our common stock offered by this prospectus will be determined by negotiation between us and the representatives. The principal factors in determining the initial public offering price will include:

•	the information presented in this prospectus and otherwise available to the representatives;

•	the history of and the prospects for our industry;

•	the abilities of our management;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future operational results;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	market conditions for initial public offerings; and

•	the general condition of the securities markets at the time of this offering.

We cannot be sure that the initial public offering price will correspond to the price at which our common stock will trade in the public market following this offering or that an active trading market for our common stock will develop and continue after this offering.

In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Koley Jessen P.C., A Limited Liability Organization, Omaha, Nebraska. Certain legal matters in connection with this offering will be passed upon for us by Sidley Austin Brown & Wood LLP, Chicago, Illinois. Dewey Ballantine LLP, New York, New York will act as counsel for the underwriters. Paul C. Jessen, a shareholder of Koley Jessen P.C., A Limited Liability Organization owns an aggregate of 49,545 shares of our common stock and options to purchase 7,340 shares of common stock.

EXPERTS

The consolidated financial statements as of December 28, 2002 and January 3, 2004 and for each of the three years in the period ended January 3, 2004 included in this prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, (which report expresses their unqualified opinion and includes an explanatory paragraph referring to the restatement of the consolidated statements of cash flows) and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANTS

In 2001, BKD, LLP acquired the office of Grant Thornton LLP that had previously been engaged as our independent auditors and agreed in December 2001 to complete the audit of our consolidated financial statements for fiscal year 2001. The report of BKD, LLP for fiscal year 2001 did not contain an adverse opinion or a disclaimer of opinion nor was the report qualified or modified as to uncertainty, audit scope, or accounting principles. BKD, LLP concluded that certain provisions of the agreements governing our securitization transactions, one that allowed the proceeds of a new series of certificates to retire a pre-existing series which they viewed as granting our bank subsidiary too much control over the transferred assets and another that allowed our bank subsidiary and the trustee of the trust to which receivables were transferred to amend the transaction agreements under certain circumstances which they viewed as granting our bank subsidiary too much control over the agreements, did not satisfy the criteria for sale treatment as of fiscal year end 2001 under the requirements of SFAS 140. As a result, the assets and liabilities of the trust were consolidated in our balance sheet at fiscal year end 2001, and our total assets included $470.0 million of credit card loans held for sale by the trust and our total liabilities included an aggregate of $470.0 million of commercial paper and term debt issued by the trust. We subsequently amended the transaction agreements on March 8, 2002, to remove the provision allowing the proceeds of new series of certificates to retire a pre-existing series and restrict the ability of our bank subsidiary and the trustee to make amendments that would defeat sale accounting treatments under SFAS 140. BKD, LLP concluded in their report that the transaction agreements, as amended, did satisfy all of the criterion of SFAS 140 for sale treatment and that the assets and liabilities of the trust would be removed from our financial statements for all balance sheet dates following the amendment.

Our credit agreement requires us to provide financial statements that have been audited by an independent auditor of recognized national standing. The lenders under our credit agreement agreed to our use of BKD, LLP to complete our fiscal year 2001 audit but suggested that we select a “big five” accounting firm for subsequent audits. BKD, LLP was therefore, not engaged with respect to our fiscal year 2002 audit and on October 28, 2002, upon the recommendation of our audit committee, our board of directors engaged Deloitte & Touche LLP as our independent auditors to audit our 2002 consolidated financial statements and re-audit our 2001 consolidated financial statements. Prior to our board’s decision to engage Deloitte & Touche LLP, we did not consult Deloitte & Touche LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K. In connection with the re-audit, we concluded that the securitized credit card loans should have been accounted for as a sale in accordance with SFAS 140 as of fiscal year end 2001 and restated our balance sheet to derecognize the securitized credit card loans and record the related retained interests. As a result, the assets and liabilities of the trust are not consolidated in our balance sheet at fiscal year end 2001 presented in this prospectus. It was our conclusion that the provision allowing proceeds of a new series of certificates to retire a pre-existing series did not evidence sufficient retained control over the receivables sold by our bank subsidiary to require consolidation under paragraph 9(c) of SFAS 140. In all cases, the receivables sold would remain in the securitization trust. In addition, it was our view that the provison allowing certain amendments, because it was limited only to amendments that did not adversely affect in any material respect the interests of any certificate holder or credit enhancement provider and would not cause a reduction in the rating of the certificates, was sufficiently restricted to qualify for sale treatment under paragraph 35(b)(3) of SFAS 140. We consulted with BKD, LLP in connection with the restatement of our balance sheet, and it was their view that the transaction agreements did not satisfy the criteria for sale treatment of fiscal year end 2001. Upon completion of its re-audit, Deloitte & Touche LLP concluded that the restatement of the securitized credit card loans and related retained interests was a correction of an error. We have authorized BKD, LLP to respond fully to the inquiries of Deloitte & Touche LLP, including with respect to the treatment of our securitization transactions.

Except as set forth above, during fiscal year 2001 and 2002, there were no disagreements with BKD, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure or with respect to our financial statements which, if not resolved to the satisfaction of BKD, LLP, would have caused it to make reference to the subject matter of the disagreement in connection with its report. BKD, LLP was not engaged by us as an independent auditor during fiscal year 2000. BKD, LLP has been provided with a copy of this disclosure and requested by us to furnish a letter addressed to the SEC stating whether it agrees with the above statements. A copy of BKD, LLP’s letter is attached hereto as Exhibit 16.1 to the registration statement of which the prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the registration of the common stock we are offering. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement because we have omitted certain parts of the registration statement as permitted by SEC rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are complete in all material respects. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

When we complete this offering, we will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. You can obtain our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We intend to furnish our stockholders with annual reports containing audited consolidated financial statements and, upon written request, with quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

CABELA’S INCORPORATED AND SUBSIDIARIES

INDEX TO CONSOLIDATED

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Cabela’s Incorporated and Subsidiaries

Sidney, Nebraska

We have audited the accompanying consolidated balance sheets of Cabela’s Incorporated and Subsidiaries (the Company) as of December 28, 2002 and January 3, 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended January 3, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Cabela’s Incorporated and Subsidiaries as of December 28, 2002 and January 3, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 21, the Company restated its consolidated statements of cash flows.

/S/    DELOITTE & TOUCHE LLP

Omaha, Nebraska

March 23, 2004

(May 25, 2004 as to Note 20 and June 3, 2004 as to Notes 21 and 22)

The accompanying consolidated financial statements include the effects of a stock split, which is described in Note 22 to the consolidated financial statements, anticipated to be effected prior to completion of this offering. The above opinion is in the form which will be signed by Deloitte & Touche LLP upon consummation of the stock split and assuming that, from June 3, 2004 to the date of such stock split, no other events have occurred that would affect the accompanying financial statements and notes thereto.

/s/    DELOITTE & TOUCHE LLP

Omaha, Nebraska

June 3, 2004

CABELA’S INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

	2002	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$178,636	$192,581
Accounts receivable, net of allowance for doubtful accounts of $693 in 2002 and $1,894 in 2003	29,272	32,826
Credit card loans receivable held for sale (Note 2)	42,403	28,013
Inventories	217,899	262,763
Prepaid expenses and deferred catalog costs	29,028	31,035
Deferred income taxes (Note 10)	—	1,122
Other current assets	23,770	33,291

Total current assets	521,008	581,631

PROPERTY AND EQUIPMENT, NET (Note 3)	220,125	264,991

OTHER ASSETS:
Intangible assets, net (Note 4)	5,191	4,252
Land held for sale or development	6,148	9,240
Retained interests in securitized receivables (Note 2)	13,881	20,864
Marketable securities (Note 5)	57,482	72,632
Investment in equity and cost method investees	4,534	4,266
Other	6,599	5,677

Total other assets	93,835	116,931

Total assets	$834,968	$963,553

LIABILITIES AND STOCKHOLDERS’ EQUITY CURRENT LIABILITIES:
Accounts payable	$86,820	$91,524
Bank overdrafts	38,693	36,788
Accrued expenses and other liabilities	23,108	42,939
Gift certificates and credit card reward points	62,744	80,570
Accrued employee compensation and benefits	40,323	57,134
Time deposits (Note 6)	31,095	12,900
Employee savings plan (Note 14)	10,041	1,083
Current maturities of long-term debt (Note 8)	3,678	3,013
Income taxes payable (Note 10)	32,580	27,100
Deferred income taxes (Note 10)	3,697	—

Total current liabilities	332,779	353,051

LONG-TERM LIABILITIES:
Long-term debt, less current maturities (Note 8)	157,774	139,638
Long-term time deposits (Note 6)	38,345	68,764
Deferred compensation (Note 14)	36,890	7,248
Deferred revenue	6,325	5,552
Deferred income taxes (Note 10)	3,325	16,785

Total long-term liabilities	242,659	237,987

COMMITMENTS AND CONTINGENCIES (Notes 12, 14 and 19)
STOCKHOLDERS’ EQUITY:
Common stock, $.01 par value: (Notes 15 and 17)
Class A Voting, 73,400,000 shares authorized; 42,502,894 and 41,677,228 shares issued and outstanding in 2002 and 2003, respectively	425	417
Class B Non-voting, 73,400,000 shares authorized; 7,396,309 and 14,927,582 shares issued and outstanding in 2002 and 2003, respectively	74	149
Class C Non-voting, 2,752,500 shares authorized; no shares issued or outstanding in 2002 and 2003	—	—
Additional paid-in capital	47,883	109,437
Retained earnings	210,407	261,798
Accumulated other comprehensive income	741	714

Total stockholders’ equity	259,530	372,515

Total liabilities and stockholders’ equity	$834,968	$963,553

See notes to consolidated financial statements.

CABELA’S INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Dollar Amounts in Thousands Except Per Share and Share Amounts)

	2001	2002	2003
REVENUES:
Merchandise sales	$1,049,500	$1,173,590	$1,331,534
Financial services revenue	27,329	46,387	58,278
Other revenue	770	4,604	2,611

Total revenues	1,077,599	1,224,581	1,392,423
COST OF REVENUE:
Cost of merchandise sales	659,048	735,269	826,869
Cost of other revenue	3,138	176	659

Total cost of revenue (exclusive of depreciation and amortization)	662,186	735,445	827,528

GROSS PROFIT	415,413	489,136	564,895
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	353,462	413,135	479,964

OPERATING INCOME	61,951	76,001	84,931

OTHER INCOME (EXPENSE):
Interest income	404	443	408
Interest expense	(7,307)	(8,413)	(11,158)
Other income, net (Note 9)	4,387	4,708	5,612

	(2,516)	(3,262)	(5,138)

INCOME BEFORE PROVISION FOR INCOME TAXES	59,435	72,739	79,793
INCOME TAX EXPENSE (Note 10)	21,020	25,817	28,402

NET INCOME	38,415	46,922	51,391
Less: Cumulative redeemable convertible preferred stock dividends	(3,901)	—	—

INCOME AVAILABLE TO COMMON STOCKHOLDERS	$34,514	$46,922	$51,391

EARNINGS PER SHARE (Note 16):
Basic	$0.77	$0.94	$0.99

Diluted	$0.71	$0.88	$0.93

WEIGHTED AVERAGES SHARES OUTSTANDING (Note 16):
Basic	44,919,703	49,899,203	52,059,926

Diluted	53,741,726	53,399,546	55,306,294

See notes to consolidated financial statements.

CABELA’S INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Dollar Amounts in Thousands Except Share Amounts)

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income
BALANCE, Beginning of fiscal year 2001	42,308,384	$423	$200	$128,971	$317	$129,911
Comprehensive income:
Net income	—	—	—	38,415	—	38,415	$38,415
Unrealized loss on marketable securities, net of taxes of $(58)	—	—	—	—	(110)	(110)	(110)
Derivative adjustment, net of taxes of $(25)	—	—	—	—	(42)	(42)	(42)

Total comprehensive income							$38,263

Dividend on cumulative redeemable convertible preferred stock	—	—	—	(3,901)	—	(3,901)
Issuance of common stock	194,510	2	1,773	—	—	1,775
Repurchase of common stock	(55,050)	(1)	(501)	—	—	(502)
Conversion of cumulative redeemable convertible preferred stock to common stock	7,396,309	74	46,150	—	—	46,224
Exercise of employee stock options	55,050	1	198	—	—	199
Tax benefit of employee stock option exercises	—	—	106	—	—	106

BALANCE, End of fiscal year 2001	49,899,203	499	47,926	163,485	165	212,075
Comprehensive income:
Net income	—	—	—	46,922	—	46,922	$46,922
Unrealized gains on marketable securities, net of taxes of $357	—	—	—	—	622	622	622
Derivative adjustment, net of taxes of $(26)	—	—	—	—	(46)	(46)	(46)

Total comprehensive income							$47,498

Repurchase of common stock	(12,845)	—	(129)	—	—	(129)
Exercise of employee stock options	12,845	—	63	—	—	63
Tax benefit of employee stock option exercises	—	—	23	—	—	23

BALANCE, End of fiscal year 2002	49,899,203	499	47,883	210,407	741	259,530
Comprehensive income:
Net income	—	—	—	51,391	—	51,391	$51,391
Unrealized loss on marketable securities, net of taxes of $(160)	—	—	—	—	(265)	(265)	(265)
Derivative adjustment, net of taxes of $127	—	—	—	—	238	238	238

Total comprehensive income							$51,364

Issuance of common stock, net of transaction costs	14,594,555	146	197,577	—	—	197,723
Repurchase of common stock	(11,106,118)	(111)	(151,758)	—	—	(151,869)
Exercise of employee stock options	3,217,170	32	11,981	—	—	12,013
Tax benefit of employee stock option exercises	—	—	3,754	—	—	3,754

BALANCE, End of fiscal year 2003	56,604,810	$566	$109,437	$261,798	$714	$372,515

See notes to consolidated financial statements.

CABELA’S INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar Amounts in Thousands)

	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$38,415	$46,922	$51,391
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	15,952	21,189	25,509
Amortization	1,403	2,350	1,206
Equity in undistributed net (earnings) losses of equity method investees	(1,380)	82	86
Deferred income taxes	2,734	124	8,674
Other	3,038	277	3,442
Change in operating assets and liabilities:
Accounts receivable	1,140	(9,570)	(3,554)
Proceeds from new securitizations	160,000	165,000	206,000
Originations of credit card loans held for sale, net of collections	(167,753)	(174,281)	(192,455)
Inventories	(17,616)	(31,502)	(44,864)
Prepaid expenses	(4,921)	(1,788)	(2,007)
Other current assets	(8,741)	(3,680)	(10,131)
Land held for sale or development	(1,728)	(1,636)	(3,092)
Accounts payable	20,081	5,257	4,704
Accrued expenses and other liabilities	(9,370)	3,885	19,831
Gift certificates and credit card reward points	22,411	14,593	17,826
Accrued compensation and benefits	8,389	(4,688)	16,811
Income taxes payable	998	7,340	(1,726)
Deferred revenue	(2,096)	6,005	(773)
Deferred compensation (Note 14)	8,417	9,813	(29,642)

Net cash flows from operating activities	69,373	55,692	67,236

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(47,257)	(53,387)	(72,972)
(Investment in) distribution from equity and cost method investees	—	(32)	182
Acquisition of World’s Foremost Bank, net of cash acquired	(7,221)	—	—
Purchase of intangible assets	(71)	(3,983)	(267)
Purchases of marketable securities	(13,768)	(32,821)	(18,201)
Change in retained interests	(1,677)	(895)	(6,983)
Maturities and sales of marketable securities	614	1,768	2,596
Other	(2,298)	4,840	1,927

Net cash flows used in investing activities	(71,678)	(84,510)	(93,718)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances on notes payable to banks	343,490	368,516	117,023
Payments on notes payable to banks	(371,990)	(368,516)	(117,023)
Changes in bank overdrafts	13,707	(3,468)	(1,905)
Proceeds from issuance of long-term debt	50,510	125,605	61
Payments on long-term debt	(12,019)	(27,119)	(18,862)
Change in time deposits, net	67,755	1,185	12,224
Net (decrease) increase in employee savings plan	(8,589)	1,562	(8,958)
Issuance of common stock (Note 17)	1,974	63	209,736
Repurchase of common stock (Note 17)	(502)	(129)	(151,869)

Net cash flows from financing activities	84,336	97,699	40,427

NET INCREASE IN CASH AND CASH EQUIVALENTS	82,031	68,881	13,945
CASH AND CASH EQUIVALENTS, Beginning of Year	27,724	109,755	178,636

CASH AND CASH EQUIVALENTS, End of Year	$109,755	$178,636	$192,581

See notes to consolidated financial statements.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

1.     NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—Cabela’s® Incorporated is the World’s Foremost Outfitter® of hunting, fishing and outdoor gear. The Company is a retailer and direct merchant, offering its products through regular and special catalog mailings, the Internet and nine retail stores located in Nebraska, Kansas, Minnesota, South Dakota, Michigan, Wisconsin and Pennsylvania. The Company’s products are sold throughout the United States as well as many foreign countries. As of January 8, 2004, the Company has incorporated in the state of Delaware; previously the Company was incorporated in Nebraska.

Principles of Consolidation—The consolidated financial statements include the accounts of Cabela’s® Incorporated and its wholly owned subsidiaries (the “Company”). All material intercompany accounts and transactions have been eliminated.

On March 23, 2001, the Company acquired the remaining 50% interest in Cabela’s Card, LLC that it did not previously own and formed a new wholly-owned bank subsidiary, World’s Foremost Bank, N.A. (“WFB”). WFB is a limited purpose bank formed under the Competitive Equality Banking Act (“CEBA”) of 1987. Due to the limited nature of its charter, WFB’s lending activities are limited to credit card lending and the bank’s deposit issuance is limited to time deposits of at least $100,000. As of the end of 2003, the only credit card issued by WFB is a Cabela’s co-branded VISA card. During 2003, WFB converted from a national chartered bank to a state chartered bank. The financial results of WFB were consolidated with the Company beginning March 23, 2001.

Reporting Year—The Company’s fiscal year ends on the Saturday nearest December 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years.

Fiscal Year	Ended	Weeks
2001	December 29, 2001	52
2002	December 28, 2002	52
2003	January 3, 2004	53

The World’s Foremost Bank’s fiscal year ends on December 31st.

Revenue Recognition—Revenue is recognized for retail sales at the time of the sale in the store and for direct sales when the merchandise is delivered to the customer. The Company records a reserve for estimated product returns in each reporting period, which is equal to the gross profit on projected merchandise returns and impairment of merchandise, based on its historical returns experience. Shipping fees charged to customers are included in net revenues and shipping costs are included in cost of revenue. The Company’s policy regarding gift certificates is to record revenue as the certificates are redeemed for merchandise. Prior to their redemption, the certificates are recorded as a liability. WFB recognizes gains on sales as credit card loans are securitized and sold. Interchange income is earned when a charge is made to a customer’s account.

Credit Card Interest and Fees—Credit card fees are included in Financial Services revenues and include over limit, returned check, cash advance transaction fees and other fees. These fees are assessed according to the terms of the related cardholder agreements and, are recognized as revenue when charged to the cardholder’s accounts. Interest and fees are accrued in accordance with the terms of the applicable cardholder agreement on credit card loans until the date of charge-off which is generally in the month following when an account becomes 90 days past due, except in the case of cardholder bankruptcies, cardholder deaths and fraudulent transactions, which are charged off at the time the Company is notified of the event. Interest income is accrued on accounts that carry a balance from the statement date through the end of the month.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

Cost of Revenue and SG&A Expenses—The Company’s consolidated cost of revenues primarily consists of merchandise acquisition costs, including freight-in costs, as well as shipping costs. The Company’s consolidated SG&A expenses primarily consist of selling expense, marketing expenses, including amortization of deferred catalog costs, warehousing, returned merchandise processing costs, retail occupancy costs, costs of operating our bank, depreciation, amortization and general and administrative expenses.

Land Held for Sale or Development—The Company owns a fully consolidated subsidiary, whose primary activity is real estate development. Land that is purchased and held for sale is shown in other assets. Proceeds from sale of land are recorded in other revenue and the corresponding cost of the land sold is recorded in cost of revenue.

Cash and Cash Equivalents—Cash equivalents consist of commercial paper and other investments that are readily convertible into cash and have maturities at date of purchase of three months or less. Overdrafts in a single bank account are classified as current liabilities.

Securitization of Credit Card Loans—WFB sells a substantial portion of its credit card receivables. Thus the credit card receivables are classified has held for sale and are carried at the lower of cost or market. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Although WFB continues to service the underlying credit card accounts and maintains the customer relationships, these transactions are treated as sales and the securitized receivables are removed from the consolidated balance sheet. WFB retains certain interests in the loans, including interest-only strips, cash reserve accounts and servicing rights.

Under Statement of Financial Accounting Standards (“SFAS”) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, gains are recognized at the time of each sale when WFB enters into a new securitization and during the revolving period of the securitization. These gains or losses on sale depend in part on the carrying amount assigned to the loans sold allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. For the fiscal years ended 2001, 2002 and 2003, WFB recognized gains on sale of $6.3 million, $7.7 million and $5.9 million, respectively, which are reflected as a component of financial services revenue.

Since WFB receives adequate compensation relative to current market servicing rates, a servicing asset or liability is not recognized.

For interest-only strips, WFB uses its best estimates for fair values based on the present value of future expected cash flows using assumptions for credit losses, prepayment speeds and discount rates commensurate with the risks involved. The future expected cash flows do not include interchange income since interchange income is only earned when and if a charge is made to a customer’s account. However, WFB has the rights to the remaining cash flows (including interchange fees, if any) after the other costs of the trust are paid. Consequently, interchange income on securitized receivables is included within securitization income of financial services revenue on the statement of income.

WFB is required to maintain a cash reserve account as part of the securitization program. In addition, WFB owns Class B certificates from one of its securitizations. The fair value of the cash reserve account is estimated by discounting future cash flows using a rate that reflects the risks commensurate with similar types of instruments. For the Class B certificates, the fair value approximates the book value of the underlying receivables. These retained interests (interest-only strip, cash reserve account and Class B certificates) are measured like investments in debt securities classified as trading under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

Inventories—Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out method (dollar value, link-chain) for all inventories except for those inventories owned by Van Dyke Supply Company, and Wild Wings, LLC, subsidiaries of the Company, which use the first-in, first-out method. If all inventories had been valued using the first-in, first-out method, which approximates replacement cost, the stated value would have been greater by $6,177 and $48 as of the fiscal years ended 2002 and 2003, respectively. All inventories are in one inventory class and are classified as finished goods. We estimate a provision for shrink based on historical cycle count adjustments and periodic physical inventories. The allowance for damaged goods from returns is based upon historical experience. We also adjust our inventory for obsolete or slow moving inventory based on inventory aging reports and, in some cases, by specific identification of slow moving or obsolete inventory. Provisions for inventory losses included within cost of merchandise sales were approximately $35, $2,362 and $4,756 for fiscal years ended 2001, 2002 and 2003, respectively.

During 2001, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2001 purchases, the effect of which decreased cost of revenue sold by approximately $202 and increased net income by approximately $130 or less than $.01 per share.

Accounting for Vendor Allowances—Vendor allowances include allowances, rebates and cooperative advertising funds received from vendors. These funds are determined for each fiscal year and the majority is based on various quantitative contract terms. Amounts expected to be received from vendors relating to purchase of merchandise inventories are recognized as a reduction of costs of goods sold as the merchandise is sold. Amounts that represent a reimbursement of costs incurred, such as advertising, are recorded as a reduction to the related expense in the period that the related expense is incurred. Fair value of expenses reimbursed is determined using actual costs incurred, such as print and production costs for media or catalog advertising. Reimbursements received from vendors that exceed related expense are classified as a reduction of merchandise costs of goods sold when the merchandise is sold.

The Company records an estimate of earned allowances based on the latest projected purchase volumes. Historical program results, current purchase volumes, and inventory projections are reviewed when establishing the estimate for earned allowances, and a reserve based on historical adjustments is recorded as a reduction to the total estimated allowance.

During 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. Under the new guidance, cash consideration received from a vendor should be classified as a reduction of costs of sales. If the consideration is a reimbursement of a specific, incremental, identifiable costs incurred in selling the vendor’s product, the cost should be characterized as a reduction of the cost incurred. The guidance is effective for fiscal periods beginning after December 15, 2002. The adoption of this guidance in 2003 did not have a material impact on earnings or financial position.

Deferred Catalog Costs and Advertising—The Company expenses the production cost of advertising the first time advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits.

Direct response advertising consists primarily of catalogs for the Company’s products. The capitalized costs of the advertising are amortized over a four to twelve month period following the mailing of the catalogs.

At fiscal year ends 2002 and 2003, $25,946 and $26,928, respectively, of catalog costs were included in prepaid expenses in the accompanying consolidated balance sheets. Advertising expense was $112,875, $129,090

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

and $146,062 for the fiscal years ended 2001, 2002 and 2003, respectively. Advertising vendor allowances recorded as a reduction to advertising expense, included in the amounts above were approximately $1,683, $2,254, and $4,044 for the fiscal years ended 2001, 2002, and 2003, respectively.

Store Preopening Expenses—Non-capital costs associated with the opening of new stores are expensed as incurred.

Property and Equipment—Property and equipment are stated at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements whichever is shorter. The straight-line method of depreciation is used for financial reporting. Major improvements that extend the useful life of an asset are charged to the property and equipment accounts. Routine maintenance and repairs are charged against earnings. The cost of property and equipment retired or sold and the related accumulated depreciation are removed from the accounts and any related gain or loss is included in earnings. Long-lived assets used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company capitalizes interest costs on construction of projects while they are being constructed and before they are placed into service. For the fiscal years ended 2001, 2002 and 2003, the Company capitalized $64, $151 and $246 of interest costs.

The Company follows the American Institute of Certified Public Accountants Statement of Position (“SOP”) No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use. In accordance with SOP No. 98-1, the Company capitalizes all costs related to internally developed or purchased software and amortizes these costs on a straight-line basis over their estimated useful lives.

Intangible Assets—Intangible assets consist of purchased credit card relationships, deferred financing costs and goodwill. Purchased credit card relationships represent the intangible value of acquired credit card relationships.

Effective at the beginning of fiscal year 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, (“SFAS No. 142”). This standard established new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS No. 142, all amortization of goodwill ceased effective at the beginning of fiscal year 2002. Recorded goodwill is tested annually for impairment by comparing the fair value of the Company’s reporting units to their carrying value. The Company performed its annual goodwill impairment test in the fourth quarter of fiscal 2002 and 2003. Fair value was determined using a discounted cash flow methodology. As a result of these tests, no impairments were recognized and there were no changes in the carrying amount of goodwill.

Marketable Securities—Economic development bonds (“bonds”) that are issued by the state and local municipalities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and recorded at cost. For bonds classified as available-for-sale where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the bonds, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular bond, nor do they consider the tax impact of the realization of unrealized gains or losses.

Equity securities with readily determinable fair values, are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses, net of related income taxes, excluded from earnings and reported in accumulated other comprehensive income.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

Declines in the fair value of held-to-maturity and available-for-sale bonds and securities below cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific identification method.

Investment in Equity and Cost Method Investees—Companies that are 50% or less owned by the Company have been excluded from consolidation. The Company reflects its 33% investment in Three Corners LLC at cost plus its equity in undistributed net earnings or losses since acquisition reduced by dividends. The Company reflects its 17.5% investment in Great Wolf Lodge, LLC at cost due to the preferred nature of its investment, which does not provide for sharing in the earnings and losses, and is adjusted only for other-than-temporary declines in fair value. Distributions received in excess of earnings, subsequent to the date of investment are considered a return on investment and is recorded as a reduction of the cost of the investment. Distributions received from Great Wolf Lodge, LLC was $0, $0 and $182 for the fiscal years ended 2001, 2002 and 2003, respectively.

Government Economic Assistance—In conjunction with the Company’s expansion into new communities, the Company often receives economic assistance from the local governmental unit in order to encourage economic expansion in the local government’s area. This assistance typically comes through the use of proceeds from the sale of economic development bonds and grants. The bond proceeds and grants are made available to fund the purchase of land (where not donated), construction of the retail facility and infrastructure improvements. The economic development bonds issued to fund the project, in certain cases, will be repaid by sales taxes generated by the Company’s facilities, while in other cases the economic development bonds are repaid through property taxes generated within a designated tax area. The government grants have been recorded as deferred grant income and have been classified as a reduction to the cost basis of the applicable property and equipment. The deferred grant income is amortized to earnings, as a reduction of depreciation expense over the average useful life of the project.

In order to facilitate the transaction, the Company generally agrees to purchase these economic development bonds, and in one case, has agreed to guarantee any deficiency. In the one case the Company has agreed to guarantee the deficiency of an economic development bond, the term of the bond and the guarantee is through October, 2014. Each period the Company estimates the remaining amount of the governmental grant to be received associated with the project. If it is determined that Company will not receive the full amount remaining, the Company will adjust the deferred grant income to appropriately reflect the change in estimate and the Company will immediately record a cumulative additional depreciation charge that would have been recognized to date as expense, in the absence of the grant.

Additionally, in connection with these arrangements, local governments at times donate land to the Company. Land grants typically include the land where the retail store is constructed as well as other land which is divided into parcels for future sale and development. The Company records the fair value of the land granted with a corresponding credit to deferred grant income that is classified as a reduction to the basis of the land. The deferred grant income is recognized as grant income over the life of the related assets constructed upon it. As parcels of land are sold any appreciation or decline in the value of the land is recognized at the time of sale. Land received by the Company under government economic assistance totaled $0, $6,400 and $1,201 for the fiscal years ended 2001, 2002 and 2003, respectively.

In certain cases, the Company has agreed to guarantee any deficiency in tax proceeds that are used for debt service of the economic development bonds. In those situations in which the Company guarantees the economic development bonds, the Company records the obligation as debt on its balance sheet in accordance with EITF 91-10, Accounting for Special Assessments and Tax Increment Financing Entities. Such amounts are recorded in

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

long-term debt (See Note 8). As of the fiscal years ended 2002 and 2003, the Company has guaranteed total outstanding economic development bonds of $4,825 and $4,635, respectively. As of January 3, 2004, it does not appear that any payments which might be required by the Company under these guarantees would have a material impact on the Company’s financial position.

As a condition of the receipt of certain grants, the Company is required to comply with certain covenants. The most restrictive of these covenants are to maintain certain employment levels, maintain retail stores in certain locations or to maintain office facilities in certain locations. For these types of grants, the Company records the grants as a component of deferred grant income, and recognizes them as the milestones associated with the grant are met. As of the fiscal years ended 2002 and 2003, the Company was in compliance with all material requirements.

Credit Card Reward Program—Every Cabela’s Club Visa cardholder receives Cabela’s points based on the dollar amount transacted on the WFB’s credit card. Cabela’s points can be redeemed at any Cabela’s store or through a Cabela’s catalog or internet purchase. The cards are issued as Classic or Gold status depending on the customer’s credit history. Classic Cardholders receive 1% in points for every dollar spent and 2% in points for purchases at Cabela’s. Gold Cardholders receive 1% in points for every dollar spent and 3% in points for purchases at Cabela’s. There is no limit or expiration on points that can be earned by a cardholder. Points are accrued and expensed as the cardholder earns them. The expense is shown as a reduction of financial services revenue. The amount of unredeemed credit card points was $23,883 and $30,946 as of the fiscal years ended 2002 and 2003, respectively. The amount of credit card points expensed as an offset to financial services revenue was $18,629, $31,808 and $41,317 in 2001, 2002 and 2003, respectively.

Income Taxes—The Company files consolidated federal and state income tax returns with its wholly owned subsidiaries. The consolidated group follows a policy of requiring each entity to provide for income taxes in an amount equal to the income taxes that would have been incurred if each were filing separately. The Company’s tax year-end is the Saturday closest to September 30.

Deferred income taxes are computed using the liability method under which deferred income taxes are provided on the temporary differences between the tax bases of assets and liabilities and their financial reported amounts.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation—The Company follows Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock option plan. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. No stock-based employee compensation costs is reflected in net income, as all options granted under those plans had an exercise price equal to the fair value of the underlying common stock on the date of grant. See Note 15 where this is described more fully.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

For purposes of pro forma disclosures, net income has been determined as if the Company had accounted for its employee stock options under the fair value method. The Company’s pro forma net income for 2001, 2002 and 2003 were as follows:

	2001	2002	2003
Net income—as reported	$38,415	$46,922	$51,391
Add: Stock based employee compensation recognized	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,099)	(1,032)	(953)

Net income—pro forma	$37,316	$45,890	$50,438

Earnings per share:
Basic—as reported	$0.77	$0.94	$0.99
Basic—pro forma	$0.74	$0.92	$0.97

Diluted—as reported	$0.71	$0.88	$0.93
Diluted—pro forma	$0.71	$0.87	$0.92

Financial Instruments and Credit Risk Concentrations—Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash, investments and accounts receivable. The Company places its investments primarily in tax-free municipal bonds or commercial paper with short-term maturities, and limits the amount of credit exposure to any one entity. Concentrations of credit risk with respect to accounts receivable are limited due to the nature of the Company’s receivables.

Fair Value of Financial Instruments—The carrying amount of cash and cash equivalents, receivables, credit card loans held for sale, retained interests in asset securitizations, accounts payable, notes payable to banks and accrued expenses approximate fair value because of the short maturity of these instruments. The fair values of each of the Company’s long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity. The fair value estimates are made at a specific point in time and the underlying assumptions are subject to change based on market conditions. At fiscal year ended 2002 and 2003, the carrying amount of the Company’s long-term debt was $161,452 and $142,651, respectively, with an estimated fair value of approximately $172,137 and $149,597, respectively. For purposes of estimating fair value, deposits are pooled in homogeneous groups and the future cash flows of those groups are discounted using current market rates offered for similar products. At fiscal year end 2002 and 2003, the carrying amounts of the Company’s time deposits were $69,440 and $81,664, respectively, with an estimated fair value of approximately $71,896 and $82,917, respectively.

Derivatives—The Company uses derivatives for the purpose of hedging exposure to changes in interest rates and foreign currency exchange rates. The fair value of each derivative is recognized in the balance sheet within current assets or current liabilities. Changes in the fair value of derivatives are recognized immediately in the income statement for derivatives that do not qualify for hedge accounting. For derivatives designated as a hedge and used to hedge an anticipated transaction, changes in the fair value of the derivatives are deferred in the balance sheet within accumulated other comprehensive income to the extent the hedge is effective in mitigating the exposure to the related anticipated transaction. Any ineffectiveness associated with the hedge is recognized immediately in the income statement. Amounts deferred within accumulated other comprehensive income are recognized in the income statement in the same period during which the hedged transaction affects earnings.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

Comprehensive Income—Comprehensive income consists of net income, derivative adjustments and unrealized gains and losses on available-for-sale securities, net of related income taxes.

Earnings Per Share—Basic earnings per share (“EPS”) is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common share equivalents had been issued.

Reclassifications—Certain reclassifications have been made to prior year financial statements and the notes to conform to the current year presentation.

Supplemental Cash Flow Information—The following table sets forth non-cash financing and investing activities and other cash flow information.

	Fiscal Year Ended
	2001	2002	2003
Non-cash financing and investing activities:
Contribution of land in exchange for investment in Great Wolf Lodge, LLC	$—	$4,000	$—
Other cash flow information:
Interest paid, net of amounts capitalized	7,024	6,756	11,086
Income taxes	14,807	20,104	21,453

Recently Issued Accounting Pronouncements—SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. In November 2003, the Financial Accounting Standards Board (“FASB”) issued Staff Position (“FSP”) No. 150-3 which deferred the effective dates for applying certain provisions of SFAS No. 150 related to mandatorily redeemable interests for public and nonpublic entities.

For public entities, SFAS No. 150 is effective for mandatorily redeemable financial instruments entered into or modified after May 31, 2003 and is effective for all other financial instruments as of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a significant impact on the Company’s financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under specified guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. Additionally, the recognition of a guarantor’s obligation should be applied on a prospective basis to guarantees issued after December 31, 2002. The adoption of this statement did not have a material effect on the Company’s financial position, results of operations or cash flows.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

In January 2003, the FASB issued FIN No. 46 (revised December 2003), Consolidation of Variable Interest Entities. This Interpretation clarifies the application of Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements and replaces FIN No. 46, Consolidation of Variable Interest Entities. The Interpretation explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. The effective date of this Interpretation varies depending on several factors, including public status of the entity, small business issuer status, and whether the public entity currently has any interests in special-purpose entities. The adoption of FIN 46 did not have a significant impact on the Company’s financial position, results of operations or cash flows.

2.    SALE OF CREDIT CARD LOAN RECEIVABLES

WFB has established a trust for the purpose of routinely selling and securitizing credit card receivables. WFB maintains responsibility for servicing the securitized receivables and receives 1.25% (annualized) of the average outstanding receivables in the trust. Additionally, WFB earns .75%, but only to the extent that the trust generates sufficient interchange income to make that portion of the payment. Servicing fees are paid monthly. The trust issues commercial paper or long term bonds insured by a third party bond insurer. These bonds are all priced on a floating rate basis with a spread over a benchmark rate. WFB retains rights to future cash flows arising after investors have received the return for which they are entitled and after certain administrative costs of operating the trust. These retained interests are known as interest-only strips and are subordinate to investor’s interests. The value of the interest-only strips is subject to credit, prepayment and interest rate risks on the loans sold. The investors have no recourse to WFB’s assets for failure of debtors to pay. However, as contractually required, WFB establishes certain cash accounts, known as cash reserve accounts, to be used as collateral for the benefit of investors.

During 2003, WFB purchased $3,550 of the Class B certificates from trust related to the securitization on credit card loans for Series 2003-2.

Retained Interests:

Retained interests in securitized receivables consist of the following at fiscal years ended 2002 and 2003:

	2002	2003
Cash reserve account	$7,829	$10,330
Interest-only strip	6,052	6,984
Class B certificates	—	3,550

	$13,881	$20,864

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

Credit card loans receivables consist of the following at fiscal years ended 2002 and 2003:

	2002	2003
Composition of credit card receivables:
Loans serviced	$678,188	$873,673
Loans securitized	(635,000)	(841,000)
Securitized receivables with certificates owned by WFB	—	(3,550)

	43,188	29,123
Less adjustment to market value	(785)	(1,110)

	$42,403	$28,013

Delinquent loans in the managed credit card loan portfolio at December 31:
30-89 days	$4,830	$5,418
90 days or more and still accruing	$1,426	$1,619
Total net charge-offs on the managed credit card loan portfolio for the year ended December 31	$13,167	$17,055
Annual average credit card loans:
Managed credit card loans	$536,682	$705,265
Securitized credit card loans	$524,055	$693,828
Reported credit card loans	$12,627	$11,437
Total net charge-offs as a percentage of annual average managed loans	2.45%	2.42%

Key economic assumptions used to estimate the fair value of the retained interests resulting from the securitization of credit card receivables were as follows during the fiscal years ended 2002 and 2003:

Key Assumptions:

	2002	2003
Prepayment rates:
Month 1	48.87%	48.27%
Following months	15.94%	15.55%
Weighted average life in years	.625	.625
Expected credit losses:
Month 1	2.44%	2.30%
Following months	4.33%	3.75%
Servicing fee (including 0.75% for interchange)	2.00%	2.00%
Discount rate	10.38%	9.66%
Weighted average interest rate paid to investors	2.92%	2.70%

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

Sensitivity Analysis:

At fiscal year ended 2003, key economic assumptions and the sensitivity of the current fair value of retained interests of $20,864 to immediate 10% and 20% adverse changes in those assumptions are as follows:

	2003
	Actual	Impact on Fair Value of an Adverse Change of
		10%	20%
Prepayment rates (weighted average life of .625 years)	15.31%	$(576)	$(1,080)
Expected credit losses	3.82%	$(575)	$(1,133)
Discount rate	9.66%	$(242)	$(476)
Weighted average interest paid to investors	2.79%	$(471)	$(941)

The sensitivity analysis is hypothetical and is as of a specific point in time. As a result, these scenarios should be used with caution. As the table indicates, changes in fair value based on 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair values of interest-only strips are calculated without changing any other assumption; in reality, changes in one factor may result in changes in another which might magnify or counteract the sensitivities.

Cash Flows from Securitizations:

Cash flows received from the securitization trust during 2001, 2002 and 2003 were as follows:

	2001	2002	2003
Proceeds from new securitizations, net	$160,000	$165,000	$206,000
Collections used by the trust to purchase new balances in recovering credit card securitizations	$1,447,196	$2,728,191	$3,634,964
Servicing fees received	$4,694	$9,441	$12,523
Other cash flows received on retained interests	$22,483	$56,682	$73,587

Other cash flows represent the total cash flows received on retained interest by the transferor other than servicing fees.

Certain restrictions exist related to securitization transactions that protect certificate holders against declining performance of the credit card receivables. In the event performance declines outside stated parameters and waivers are not granted by certificate holders, note holders and/or credit enhancement providers, a rapid amortization of the certificates could potentially occur. At fiscal years ended 2001, 2002 and 2003, the credit card receivables were performing within established guidelines.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

3.    PROPERTY AND EQUIPMENT

Property and equipment include the following at each fiscal year end:

	Useful Life in Years	Fiscal Years Ended
		2002	2003
Land and improvements	0–20	$34,105	$47,681
Buildings and improvements	40	105,587	146,516
Leasehold improvements	7–40	3,707	3,607
Furniture, fixtures and equipment	3–10	112,235	121,923
Capitalized software	3	9,434	11,404
Monuments and animal displays	10–15	10,825	14,896
Construction in progress		25,886	17,768

		301,779	363,795
Less accumulated depreciation and amortization		81,654	98,804

		$220,125	$264,991

4.    INTANGIBLE ASSETS

Intangible assets consist of the following at each fiscal year end:

	Amortization Period in Years	Fiscal Year Ended 2002
		Cost	Accumulated Amortization	Net
Purchased credit card relationships	4	$4,576	$(3,309)	$1,267
Deferred financing costs	3–17	1,070	(206)	864
Customer name lists	5	2,509	(418)	2,091
Goodwill	–	969	—	969

		$9,124	$(3,933)	$5,191

	Amortization Period in Years	Fiscal Year Ended 2003
		Cost	Accumulated Amortization	Net
Purchased credit card relationships	4	$4,576	$(3,872)	$704
Deferred financing costs	3–17	1,337	(393)	944
Customer name lists	5	2,509	(874)	1,635
Goodwill	–	969	—	969

		$9,391	$(5,139)	$4,252

Aggregate amortization expense was $1,403, $2,350 and $1,206 for the fiscal years ended 2001, 2002 and 2003, respectively.

Estimated amortization expense for the fiscals years shown is as follows:

2004	$1,201
2005	764
2006	623
2007	253
2008	10

Total	$2,851

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

5.    MARKETABLE SECURITIES

Marketable securities consist of the following at each respective year-end:

	Fiscal Year Ended 2002
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:
Equity securities	$1,076	$12	$—	$1,088
Economic development bonds	42,413	967	—	43,380
Held to maturity:
Economic development bonds	13,014	—	—	13,014

	$56,503	$979	$—	$57,482

	Fiscal Year Ended 2003
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale:
Equity securities	$1,047	$17	$—	$1,064
Economic development bonds	58,333	641	(104)	58,870
Held to maturity:
Economic development bonds	12,698	—	—	12,698

	$72,078	$658	$(104)	$72,632

The amortized cost and fair value of economic development bonds by contractual maturity at fiscal 2003 is as follows:

	Amortized Cost	Fair Value
2004	$2,335	$2,273
2005	2,478	2,428
2006	2,936	2,937
2007	3,230	3,216
2008	3,409	3,406
Thereafter	56,643	57,308

	$71,031	$71,568

Realized gains of $873, $588 and $587 and in 2001, 2002 and 2003, respectively, are included in other income in the accompanying consolidated statements of income.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

6.    TIME DEPOSITS

WFB accepts time deposits only in amounts in excess of one hundred thousand dollars. All time deposits are interest bearing. The aggregate amount of time deposits by maturity as of fiscal year ended 2003 are as follows:

2004	$12,900
2005	38,753
2006	21,501
2007	3,810
2008 and thereafter	4,700

81,664
Less current maturities	(12,900)

Deposits classified as non-current liabilities	$68,764

7.    NOTES PAYABLE TO BANKS

The Company has an unsecured revolving loan agreement with several banks for $170,000 (less amounts outstanding under commercial letters of credit) which matures on October 9, 2004, with interest due monthly on the outstanding balance at the London Interbank Offered Rates (“LIBOR”) plus a spread which adjusts based upon certain financial ratios achieved by the Company and ranges from .80% to 1.425%. During the term of the facility, the Company was also required to pay a facility fee which ranges from .125% to .25%. The principal amount was undrawn as of the end of 2002 and 2003. The average borrowing of principal amounts outstanding was: $39,363, $36,933 and $2,440 for 2001, 2002 and 2003, respectively.

The loan agreement permits the issuance of up to $65 million in letters of credit and standby letters of credit, the nominal amount of which are applied against the overall credit limit available under the revolver. At December 28, 2002 and January 3, 2004, the Company had outstanding commercial letters of credit, relating to the above note, aggregating approximately $23,705 and $26,145, respectively, for the purchase of merchandise. In addition, at January 3, 2004 the Company had outstanding standby letters of credit of $2,391. These related to the Company’s self-funded property insurance and worker’s compensation and to various small construction projects.

WFB has an unsecured revolving loan agreement with a bank for $20,000 maturing on October 9, 2004, with interest due monthly on the outstanding balance at the LIBOR plus a spread, which adjusts, based upon certain financial ratios achieved by the Company. The loan agreement was not drawn upon at December 31, 2002 or 2003.

The agreements contain several provisions, which, among other things, require the maintenance of certain financial ratios and net worth, and limit the payment of dividends. The significant financial ratios and net worth requirements in the loan agreements are as follows:

•	A current consolidated assets to current consolidated liabilities ratio of no less than 1.15 to 1.00 as of the last day of any fiscal year;

•	A fixed charge coverage ratio (the ratio of the sum of consolidated EBITDA plus certain rental expenses to the sum of consolidated cash interest expense plus certain rental expenses) of no less than 2.00 to 1.00 as of the last day of the any fiscal quarter; and

•	A minimum tangible net worth of $150 million plus 50% of cumulative consolidated net income beginning in 2001. Tangible net worth is our equity less intangible assets.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

In addition, the notes contain cross default provisions to other outstanding debt. In the event the Company fails to comply with these covenants and the failure to comply goes beyond 30 days, a default is triggered. In the event of default, the obligations shall automatically become immediately due and payable. All outstanding letters of credit and all principal and outstanding interest would immediately become due and payable.

The Company was in compliance with all covenants as of each fiscal year end presented.

8.    LONG-TERM DEBT

Long-term debt consists of the following at each fiscal year end:

	Fiscal Year Ended
	2002	2003
Unsecured 4.95% notes payable with principle payable in five annual installments of $25,000 beginning September 5, 2005. Interest payments are made semi-annually .	$125,000	$125,000
Unsecured note payable with principal payable in quarterly installments of $2,500, paid in full in September 2003. Quarterly interest payments bore rates varying between 1% and 1.425% above LIBOR depending upon certain financial ratios.	15,000	—
Unsecured Senior Notes, interest rates from 8.79% to 9.19%, payable with interest and principal due in monthly installments of $274 through January 1, 2007. Beginning February 1, 2008 monthly principal of $81 are due through January 1, 2010	12,931	10,563
Various notes payable due April 1, 2004 through October 15, 2014, interest rates from 4.0% to 8.0%, and total annual installments of approximately $790	8,521	7,088

Total long-term debt	161,452	142,651
Less current maturities	3,678	3,013

Long-term portion	$157,774	$139,638

Certain of the long-term debt agreements contain various covenants and restrictions such as the maintenance of minimum debt coverage, net worth and financial ratios. The significant financial ratios and net worth requirements in the long-term debt agreements are as follows:

•	A limitation of funded debt to be less than 60% of consolidated total capitalization.

•	A cash flow fixed charge coverage ratio (the ratio of the sum of consolidated EBITDA plus certain rental expenses to the sum of consolidated cash interest expense plus certain rental expenses) of no less than 2.00 to 1.00 as of the last day of the any fiscal quarter; and

•	A minimum consolidated adjusted net worth of $150 million plus 25% of cumulative consolidated net income beginning in 2002. Adjusted net worth is consolidated equity less equity in WFB, plus the LIFO reserve and deferred income taxes.

In addition, the debt contains cross default provisions to other outstanding debt. In the event the Company fails to comply with these covenants and the failure to comply goes beyond 30 days, the Company will trigger a default. In the event of default, the obligations shall automatically become immediately due and payable. All principal and outstanding interest would immediately become due and payable.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

The Company was in compliance with all covenants at each fiscal year end presented.

Aggregate expected maturities of long-term debt in the future are as follows:

2004	$3,013
2005	27,922
2006	28,505
2007	26,597
2008	26,767
Thereafter	29,847

$142,651

9.    OTHER INCOME

Other income (expense) consists of:

	2001	2002	2003
Interest income earned on economic development bonds	$1,437	$4,258	$4,575
Gain on sales of marketable securities	1,391	243	1,005
Equity in undistributed net earnings (losses) of equity method investees	1,380	(82)	(86)
Other	179	289	118

Total	$4,387	$4,708	$5,612

Interest income from economic development bonds primarily consists of income earned on bonds associated with various economic development agreements entered into by the Company.

Equity in undistributed net earnings (losses) of equity method investees for 2001 includes three months of earnings in Cabela’s Card, LLC, which was fully acquired on March 23, 2001.

10.    INCOME TAXES

The provision for income taxes consists of the following for each respective year-end:

	2001	2002	2003
Current:
Federal	$18,028	$25,331	$19,395
State	258	362	333

	18,286	25,693	19,728

Deferred:
Federal	2,695	122	8,528
State	39	2	146

	2,734	124	8,674

	$21,020	$25,817	$28,402

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

A reconciliation of the statutory federal income tax rate to the effective income tax rate is a follows:

	2001	2002	2003
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	0.3%	0.3%	0.4%
Other nondeductible items	0.1%	0.2%	0.2%

	35.4%	35.5%	35.6%

Deferred tax assets and liabilities consist of the following at each respective year-end:

	2002	2003
Deferred tax assets:
Deferred compensation	$13,170	$3,116
Deferred revenue	—	1,778
Reserve for returns	2,082	6,331
Accrued vacation pay	1,406	1,692
Reserve for health insurance claims	976	1,145
Inventory	1,337	3,278
Accrued expenses	348	496
Amortization	210	1,262
Allowance for doubtful accounts	17	1,373
Other	313	30

	19,859	20,501

Deferred tax liabilities:
Prepaid catalog costs	9,229	9,735
Depreciation	12,142	19,842
Capitalized software costs	2,101	1,892
Credit card issuance costs	1,192	1,233
Unrealized gains on available-for-sale securities	357	197
Investment in equity method investees	829	779
Retained interest in securitized receivables	1,031	2,486

	26,881	36,164

Net deferred tax liability	$(7,022)	$(15,663)

Included on the accompanying consolidated balance sheets under the following captions:

	2002	2003
Deferred income tax (liability) asset—current	$(3,697)	$1,122
Deferred income tax liability—noncurrent	(3,325)	(16,785)

	$(7,022)	$(15,663)

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

11.    DERIVATIVES

The Company is exposed to market risks including changes in currency exchange rates and interest rates. The Company may enter into various derivative transactions pursuant to established Company policies to manage volatility associated with these exposures.

Foreign Currency Management—The Company may enter into forward exchange or option contracts for transactions denominated in a currency other than the applicable functional currency in order to reduce exposures related to changes in foreign currency exchange rates. This primarily relates to hedging against anticipated inventory purchases.

Hedges of anticipated inventory purchases are designated as cash flow hedges. The gains and losses associated with these hedges are deferred in accumulated other comprehensive income (loss) until the anticipated transaction is consummated and are recognized in the income statement in the same period during which the hedged transactions affect earnings. Gains and losses on foreign currency derivatives for which the Company has not elected hedge accounting are recorded immediately in earnings.

For the fiscal years ended 2002 and 2003, there was no ineffectiveness associated with the Company’s foreign currency derivatives designated as cash flow hedges. There were no discontinued foreign currency derivative cash flow hedges during the fiscal years ended 2002 and 2003.

Generally, the Company hedges a portion of its anticipated inventory purchases for periods up to 12 months. As of fiscal year ended 2003, the Company has hedged certain portions of its anticipated inventory purchases through December, 2004.

The fair value of foreign currency derivatives assets or liabilities is recognized within either other current assets or liabilities. As of fiscal years ended 2002 and 2003, the fair value of foreign currency derivative assets was $188 and $553, respectively and, the fair value of foreign currency derivative liabilities was $0 and $0, respectively.

As of fiscal years ended 2002 and 2003, the net deferred gain recognized in accumulated other comprehensive income/(loss) was $(46) and $238, net of tax, respectively. The Company anticipates a gain of $238, net of tax, will be transferred out of accumulated other comprehensive income and recognized within earnings over the next 12 months. Gains of $71, $172 and $430, net of tax, were transferred from accumulated other comprehensive income into income from operations in fiscal years 2001, 2002 and 2003, respectively.

Interest Rate Management—On February 4, 2003, in connection with the Series 2003-1 securitization the securitization trust entered into a $300 million notional swap agreement in order to manage interest rate exposure. The exposure is related to changes in cash flows from funding credit card receivables which include a high percentage of accounts with floating rate obligations that do not incur monthly finance charges. The swap converts the interest rate on the investor bonds from a floating rate basis with a spread over a benchmark note to a fixed rate of 3.699%. Since the trust is not consolidated, the fair value of the swap is not reflected on the financial statements. The Company entered into a swap with similar terms with the counter-party whereby the notional amount is zero unless the notional amount of trust’s swap falls below $300 million. The Company has not elected to designate this derivative as a hedge and, therefore, the derivative is marked to market through the statement of income. Market is currently determined to be zero. WFB pays Cabela’s a fee for the credit enhancement provided by this swap, which was $552 in 2003.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

12.    COMMITMENTS

The Company leases various buildings, computer equipment, signs and storage space under operating leases, which expire on various dates through 2012. Rent expense on these leases was $3,935, $3,702 and $4,303 for the fiscal years ended 2001, 2002 and 2003, respectively.

The following is a schedule of future minimum annual rental payments under operating leases at fiscal year ended 2003:

2004	$1,948
2005	1,058
2006	493
2007	309
2008	336
Thereafter	1,205

$5,349

WFB enters into financial instruments with off balance sheet risk in the normal course of business through the origination of unsecured credit card receivables. These financial instruments consist of commitments to extend credit, totaling approximately $4,091,583 and $4,931,164, in addition to any other balances a cardholder might have at years end 2002 and 2003, respectively. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The principal amounts of these instruments reflect the maximum exposure WFB has in the instruments. WFB has not experienced and does not anticipate that all of the customers will exercise their entire available line of credit at any given point in time. WFB has the right to reduce or cancel these available lines of credit at any time.

The Company has started a construction project in Wheeling, West Virginia for a new store and distribution facility. Initial Economic Development Bonds have been negotiated and the store construction site has begun. The total anticipated initial capital outlay in construction and bonds is estimated to be $59,176, with an additional $500 per year in annual payments through June 2034.

The Company is obligated to fund $14,000 of future economic development bonds relating to its Kansas City, Kansas development agreement subject to satisfaction of certain conditions. The funds are designated for use of construction of a theater within the Company’s development district. Construction and funding of the bonds will not commence until an operator has been approved for the theater. If approved and funded, the bonds will be reimbursed through sales tax collections within the development district.

13.    REGULATORY CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

On July 28, 2003, WFB converted from a nationally chartered bank to a state chartered bank. As a result of this change, WFB terminated the Capital Assurances and Liquidity Maintenance Agreement with the parent Company. WFB is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation (FDIC) and the Nebraska State Department of Banking and Finance. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, WFB must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. WFB’s capital amounts and classification are also subject to qualitative judgment by the regulators with respect to components, risk weightings and other factors.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

The quantitative measures established by regulation to ensure capital adequacy require that WFB maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average total assets (as defined). As of fiscal year ended 2002, the most recent notification from the FDIC categorized WFB as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed WFB’s category. To be categorized as “well capitalized”, WFB must maintain minimum capital requirements as set forth in the following table:

	Actual		Ratio Required to be Considered “Well-Capitalized”
	Amount	Ratio	Amount	Ratio
2001:
Total Capital to Risk-Weighted Assets	$24,885	15.1%	$16,502	10.0%
Tier I Capital to Risk-Weighted Assets	$23,885	14.5%	$9,904	6.0%
Tier I Capital to Average Assets	$23,885	22.6%	$5,287	5.0%

2002:
Total Capital to Risk-Weighted Assets	$34,986	22.9%	$15,258	10.0%
Tier I Capital to Risk-Weighted Assets	$33,986	22.3%	$9,157	6.0%
Tier I Capital to Average Assets	$33,986	27.6%	$6,164	5.0%

2003:
Total Capital to Risk-Weighted Assets	$49,460	26.4%	$18,734	10.0%
Tier I Capital to Risk-Weighted Assets	$48,350	25.8%	$11,241	6.0%
Tier I Capital to Average Assets	$48,350	31.3%	$7,733	5.0%

14.    EMPLOYEE BENEFIT PLANS

The Company has a defined contribution 401(k) savings plan, a money purchase pension plan that was merged with the 401 (k) plan during 2002, an employee stock ownership plan (“ESOP”), a deferred compensation plan, and an employee savings plan. During 2002, the Company amended the ESOP and the money purchase pension plan to exclude all non-exempt and highly compensated employees. During 2003, the employee savings plan was terminated.

401(k) Savings Plan—Employees may defer and contribute up to 80% of their wages to the 401(k) savings plan. The Company has a mandatory match of up to 50% of the employee deferrals, up to 6% of eligible wages as defined. All employees who complete one year of service and attain age 18 are eligible for the plan. The money purchase plan was merged into the 401(k) on July 15, 2002. A 5% mandatory contribution was made to the money purchase plan prior to merging with the 401(k). Following the merger, the 5% contribution has continued to be made, but is now a discretionary contribution of eligible wages as defined. Non-exempt, non-highly compensated employees are eligible for this discretionary contribution. Total expenses from mandatory contributions were $3,321, $1,192 and $2,468 in 2001, 2002 and 2003, respectively. Total expenses from discretionary contributions were $1,366, $1,728 and $2,111 in 2001, 2002 and 2003, respectively.

Employee Stock Ownership Plan (ESOP)—A discretionary contribution to the ESOP is determined annually at the end of the plan year. Certain exempt employees not determined to be highly compensated, who complete one year of service and attain age 18 are eligible for the plan. A discretionary contribution of 7.5% of eligible wages was made for the fiscal years ended 2001, 2002 and 2003 of $4,820, $2,846 and $2,954, respectively.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

Deferred Compensation Plan—The Company has self-funded, nonqualified deferred compensation plans for the benefit of certain key employees. Certain key employees may defer up to 100% of their base salary and/or incentive compensation. Deferral elections can be initiated and terminated any time during the year with two weeks prior notice for base salary or any time prior to the date the board of directors declares a bonus for incentive compensation. The Company pays interest compounded daily at the declared interest rate, which is adjusted on a quarterly basis. The declared rate as of fiscal year ended 2003 was 8.5%. The interest rate starting fiscal year 2004 will be prime plus 1.75%. Upon death, disability, termination or retirement, employees can receive their balance in a lump sum payment or equal monthly payments over a five, ten or twelve year period. The charge to interest expense under the fixed rate portion of the plan was approximately $1,663, $2,246 and $2,967 during the fiscal years ended 2001, 2002 and 2003, respectively. The participants also may elect an additional investment option where the investment performance is equal to the increase in the price of the Company’s stock. The charge to expense under the “equity” portion of the plan was approximately $489, $726 and $1,960 for the fiscal years ended 2001, 2002 and 2003, respectively. The equity portion of the plan was terminated in 2003 as required in connection with the recapitalization transaction. In addition, as required by the recapitalization transaction, the Company paid $40,060 of the deferred compensation in 2003.

Employee Savings Plan—The Company maintained a voluntary savings plan open to all employees. At the end of 2003 the Company terminated this plan. Most of the funds had been transferred to the employees by the end of the year, with a remaining balance at the end of 2003 of $1,083. Prior to the plan terminating, employees were allowed to deposit funds into an individual account held by the Company. Withdrawals were allowed upon a written request to the Company. The interest rate was adjusted periodically by the Company based upon changes in LIBOR. At fiscal year end 2001 and 2002, the annual interest rate paid on these accounts was 4.0% and 2.25%, respectively. Prior to the plan termination in 2003 the rate was 2.0%.

Employee Charge Accounts—The Company allows employees to charge products at its retail stores. The amounts included in accounts receivable that were related to employee charges were $1,287 and $1,356 at fiscal year end 2002 and 2003, respectively. The eligibility and charge limits for employee charge accounts vary depending on length of employment.

15.    STOCK OPTION PLAN

The Company’s 1997 Stock Option Plan (the “Plan”) provides for the granting of incentive stock options and nonqualified stock options to purchase shares of the Company’s common stock to officers, directors and key employees responsible for the direction and management of the Company. These stock options vest and become exercisable at the rate of 10% on the date of grant and an additional 10% on each January 1 thereafter. All unexercised incentive options issued prior to fiscal year ended 2002 expire on the tenth anniversary of the date of the grant. In 2003, only nonqualified options were granted. Nonqualified options granted vest and are exercisable at various dates through July 2008. At fiscal year ended 2003, there were 7,337,615 shares of common stock authorized for issuance under the 1997 plan and there were no future options available for grant under the 1997 Plan.

At certain times during the year, the Company will allow employees to exercise options prior to vesting in exchange for a call option, as provided for in the 1997 Plan. The call option expires at the end of the vesting period and only becomes exercisable if a termination event occurs that would cause the stock option to be forfeited. The strike price for the call option is the lower of the employee’s exercise price or the fair value of the stock on the day the call is exercised. At the end of fiscal year 2003, 282,678 shares have been exercised prior to vesting. There have been no termination events related to these shares which would cause the call option to be

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

exercisable. The estimated value of the call option is approximately $973 at the end of fiscal year 2003. All of these shares have been included in the tables below.

In addition, in 1997 the Company granted 1,101,000 nonqualified options to purchase Class A common stock to two employees of the Company pursuant to separate stock option agreements between the Company and the applicable employee. These options were not issued under the 1997 Plan and all of the these options have been exercised in the past three years.

Information relating to stock options at fiscal years ended 2001, 2002 and 2003 is as follows:

	2001		2002		2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding—beginning	5,587,575	$3.52	6,440,850	$4.36	7,042,730	$4.88
Granted	968,880	9.13	638,580	10.11	930,345	11.20
Exercised	(55,050)	3.61	(12,845)	4.94	(3,217,170)	3.45
Forfeited	(60,555)	3.63	(23,855)	5.10	(174,325)	7.50

Outstanding—ending	6,440,850	$4.36	7,042,730	$4.88	4,581,580	$7.07

There were 3,273,640, 4,030,578 and 1,674,944 options exercisable at fiscal years ended 2001, 2002 and 2003, respectively.

Stock options outstanding at fiscal years ended 2001, 2002 and 2003 were comprised of 4,994,848, 5,591,223 and 3,194,614 of incentive and 1,446,002, 1,451,507 and 1,386,966 nonqualified stock options, respectively. No compensation expense related to these stock option grants was recorded in 2001, 2002 or 2003 as the option exercise prices were equal to fair market value, as determined by an independent third party valuation, on the dates of grant.

The pro forma information regarding net income, required by SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, is presented in Note 1 and has been determined as if the Company had accounted for its employee stock options under the fair value method by these standards. The weighted average fair value of options granted during the year was $2.95, $2.72 and $1.18 for the fiscal years ended 2001, 2002 and 2003, respectively. The fair value of these options was estimated at the date of grant using the minimum value approach with the following weighted average assumptions for the fiscal years ended 2001, 2002 and 2003.

	2001	2002	2003
Risk-free interest rate	5.00%	4.00%	2.50%
Dividend yield	—	—	—
Expected volatility	—	—	—
Weighted average expected life	8 years	8 years	4.5 years

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

The following summarizes information about stock options outstanding as of fiscal year ended 2003:

Options Outstanding			Options Exercisable
Exercise Price	Number	Average Remaining Contractual Life	Number
$ 1.79	18,350	1.5 years	18,350
2.12	61,168	1.5 years	24,468
2.61	220,200	1.5 years	146,800
3.41	893,282	3.5 years	423,522
3.82	426,278	4.5 years	173,052
4.33	296,048	5.5 years	112,548
5.76	332,135	6.5 years	121,110
9.13	829,420	7.5 years	295,435
10.11	587,200	8.5 years	176,160
11.20	917,500	4.5 years	183,500

$ 7.07	4,581,580		1,674,944

In March 2004, the Company adopted the Cabela’s Incorporated 2004 Stock Plan. The 2004 Stock Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to employees, directors, and consultants. A maximum of 2,752,500, subject to adjustment in the event of a stock split, consolidation or stock dividends of the Company’s common stock, shares of common stock may be subject to awards under the 2004 Stock Plan. During any three-year period, no one person will be able to receive more than 734,000 options and/or stock appreciation rights. For awards subject to performance requirements no one person will be able to receive more than 734,000 shares during any performance period of 36 months, with proportionate adjustment for shorter or longer periods not to exceed five years. The options will have a term of no greater than ten years from the grant date and will become exercisable in accordance with the vesting schedule determined at the time the awards are granted. If incentive stock options are granted to a “ten percent holder”, then the options will have a term of no greater than five years from the grant date. A “ten percent holder” is defined as a person who owns stock possessing more than 10% of the total combined voting power of all classes of capital stock of the Company.

In March 2004, the Company adopted a Stock Purchase Plan, under which shares of common stock are available to be purchased by the Company’s employees. The maximum number of shares of common stock available for issuance under the plan is 1,835,000, subject to adjustment in the event of a stock split, consolidation, or stock dividends of the Company’s common stock. Employees are eligible to participate in the plan after six months of continuous service. Employees who own more than 5% of the combined voting power of all classes of our stock or stock of a subsidiary cannot participate in the plan. The right to purchase stock under this plan becomes effective upon the completion of an initial public offering.

16.    EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing income available to common shareholders by the sum of the weighted average number of shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common share equivalents had been issued. Options exercised prior to vesting have not been considered in the basic EPS calculation but are considered in the computation of diluted EPS. There were no shares outstanding that were considered antidilutive

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

for the periods presented. The following table reconciles the number of shares utilized in the earnings per share calculations:

	Fiscal Years Ended
	2001	2002	2003
Weighted average number of shares:
Common shares—basic	44,919,703	49,899,203	52,059,926
Effect of dilutive securities:
Stock Options	3,209,870	3,500,343	3,246,368
Warrants	64,922	—	—
Convertible Preferred Stock	5,547,231	—	—

Common shares—diluted	53,741,726	53,399,546	55,306,294

17.    STOCKHOLDERS’ EQUITY

Cumulative Redeemable Convertible Preferred Stock—During 2001, the preferred stockholders converted their 30,000 shares of Class B preferred stock into 7,396,309 shares Class B common stock. At the time of conversion any unpaid accumulated dividends were cancelled. There is currently no preferred stock authorized, issued or outstanding.

Class A Voting Common Stock—There are 73,400,000 shares of Class A common stock authorized. At fiscal year ended 2003 there were 41,677,228 shares of Class A common stock outstanding. The holders of the Company’s Class A common stock will be entitled to receive ratably dividends, if any, the board of directors may declare from time to time from funds legally available therefore, subject to the preferential rights of the holders of any shares of the Company’s preferred stock that the Company may issue in the future. The holders of the Company’s Class A common stock will be entitled to one vote per share on any matter to be voted upon by stockholders.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of the Company’s Class A common stock are entitled to share ratably with the holders of Class B non-voting common stock in all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that the Company may issue in the future. All of the outstanding shares of Class A common stock are, and the shares offered by the Company will be, fully paid and non-assessable.

Class B Non-voting Common Stock—There are 73,400,000 shares of Class B non-voting common stock authorized. At fiscal year ended 2003 there were 14,927,582 shares of Class B non-voting common stock outstanding. The holders of the Company’s Class B non-voting common stock are not entitled to any voting rights, except that the holders may vote as a class, with each holder receiving one vote per share of Class B non-voting common stock, on any amendment, repeal or modification of any provision of the Company’s amended and restated certificate of incorporation that adversely affects the powers, preferences or special rights of holders of Class B non-voting common stock. Shares of the Company’s Class B non-voting common stock are convertible into the same number of shares of Class A voting common stock at any time. However, no holder of shares of Class B non-voting common stock is entitled to convert any of its shares into shares of Class A common stock, to the extent that, as a result of such conversion, the holder directly, or indirectly, would own, control or have the power to vote a greater number of shares of Class A common stock or other securities of any kind issued by the Company than the holder is legally permitted to own, control or have the power to vote. Subject to the prior rights of holders of preferred stock, if any, holders of Class B non-voting common stock,

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

which rates equally with the Company’s Class A common stock in respect of dividends, are entitled to receive ratably dividends, if any, as may be lawfully declared from time to time by the Company’s board of directors.

Upon the Company’s liquidation, dissolution or winding up, whether voluntary or involuntary, holders of Class B non-voting common stock are entitled to share ratably with the holders of Class A common stock in all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that the Company may issue in the future. All of the outstanding shares of Class B non-voting common stock are, and the shares offered by the Company will be, fully paid and non-assessable.

Class C Common Stock—There are 2,752,500 shares of Class C non-voting common stock authorized but none is issued. The holders of the Company’s Class C non-voting common stock are not entitled to any voting rights, except that the holders may vote as a class, with each holder receiving one vote per share of Class C non-voting common stock, on any amendment, repeal or modification of any provision of the Company’s amended and restated certificate of incorporation that adversely affects the powers, preferences or special rights of holders of Class C non-voting common stock. Shares of the Company’s Class C non-voting common stock are convertible only upon a conversion event; such as the sale of the Company or the consummation of a public offering. However, no holder of shares of Class C non-voting common stock is entitled to convert any of its shares into shares of Class A common stock, to the extent that, as a result of such conversion, the holder directly, or indirectly, would own, control or have the power to vote a greater number of shares of Class A common stock or other securities of any kind issued by the Company than the holder is legally permitted to own, control or have the power to vote. Subject to the prior rights of holders of preferred stock, if any, holders of Class C non-voting common stock, which rates equally with the Company’s Class A common stock in respect of dividends, are entitled to receive ratably dividends, if any, as may be lawfully declared from time to time by the Company’s board of directors.

Upon the Company’s liquidation, dissolution or winding up, whether voluntary or involuntary, holders of Class C non-voting common stock are entitled to share ratably with the holders of Class A common stock in all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that the Company may issue in the future. All of the outstanding shares of Class C non-voting common stock are, and the shares offered by the Company will be, fully paid and non-assessable.

Recapitalization Transaction—On September 23, 2003, following arms-length negotiations between the Company, the Company’s chairman of the board, a board member, McCarthy Group, Inc., and J.P. Morgan Partners (BHCA), L.P., entered into a $200 Million recapitalization transaction. As part of this transaction, the Company entered into a Stock Redemption Agreement with a board member and an affiliated party of this board member, the Company’s chairman and his affiliates pursuant to which the Company purchased an aggregate amount of 10,922,617 of their shares of Class A common stock at a negotiated price of $13.73 per share. As part of this transaction, the Company also sold 1,820,437 shares of Class B non-voting common stock, 14,680 shares and 3,058,328 shares of Class A common stock to McCarthy Group, Inc., and Outdoor Investors, L.P., respectively, both of whom are affiliated parties of one of the Company’s directors, for a negotiated purchase price of $13.73 per share. In addition, the Company sold 5,710,836 shares of Class B non-voting common stock to J.P. Morgan Partners (BHCA), L.P., one of the Company’s principal shareholders, and its affiliates, for a negotiated price of $13.73 per share. In addition, the Company sold 3,990,274 shares of Class A common stock for a negotiated price of $13.73 per share to non-affiliated parties.

Retained Earnings—The most significant restrictions on the payment of dividends are the covenants contained in the Company’s revolving credit agreement and unsecured senior notes purchase agreement, Nebraska banking laws governing the amount of dividends that WFB can pay (including the amounts WFB can

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

pay to the Company) and the restrictions contained in a stockholders agreement which terminate upon the consummation of an initial public offering of the Company’s common stock. The Company has unrestricted retained earnings of $58,600 available for dividends.

Other Comprehensive Income (Loss)—The components of other comprehensive income (loss) and related tax effects were as follows:

	2001	2002	2003
Change in net unrealized holding gain (loss) on marketable securities, net of tax of $0, $336, $(128) in 2001, 2002 and 2003, respectively	$—	$638	$(206)
Less: adjustment for net gain or (loss) on investments included in net income, net of tax of $(58), $(9) and $(32) in 2001, 2002 and 2003, respectively	(110)	(16)	(59)

	(110)	622	(265)

Change in net unrealized holding gain (loss) on derivatives, net of tax of $17, $71, and $356 in 2001, 2002 and 2003, respectively	29	126	668
Less: adjustment for reclassification of derivative included in net income, net of tax of $(43), $(98), and $(230) in 2001, 2002 and 2003, respectively	(71)	(172)	(430)

	(42)	(46)	238

	$(152)	$576	$(27)

The components of accumulated other comprehensive income, net of tax, were as follows:
	2002	2003
Accumulated net unrealized holding gain on available for sale securities	$622	$357
Accumulated net unrealized holding gain on derivatives	119	357

Total accumulated other comprehensive income	$741	$714

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

18.    RELATED PARTY TRANSACTIONS

During 2001, 2002 and 2003 the Company leased land and buildings from an entity controlled by the majority stockholders. The lease cost was $70 per month. Rent expense on this lease was $844 for fiscal years 2003, 2002 and 2001. At the end of fiscal 2003 the Company purchased these buildings for $5.0 million. These buildings were located in Sidney, Nebraska and are used for warehouse, distribution and corporate storage.

The Company had notes receivable of $3,466 at fiscal year ended 2001 from an entity in which the Company has a 50% interest. The proceeds from the note were used to construct a limited service hotel. The note bore interest at the national prime lending rate. The note was paid in full in 2002.

The Company has engaged McCarthy & Co., an affiliated party of one of the Company’s directors, to provide financial and business consulting services on a fee-for-services basis. The fees paid to McCarthy & Co. totaled $50, $50 and $58 in fiscal 2001, 2002 and 2003, respectively. In addition, pursuant to an engagement letter entered into by the Company with McCarthy & Co., McCarthy & Co. was paid of a fee of $222 in fiscal 2003 in connection with the closing of the recapitalization transactions described in Note 17 above.

A member of the Company’s board of directors is an attorney with a firm which the Company utilizes in the course of its legal needs throughout the year. All activity is at arms-length rates and reviewed and approved by a Vice President prior to payment. Fees paid to this board member’s firm totaled $249, $580 and $757 in fiscal 2001, 2002 and 2003, respectively. This director resigned from the board effective March 2, 2004.

Another member of the Company’s board of directors is an attorney with a firm which the Company utilizes in the course of its legal needs throughout the year. All activity is at arms-length rates and reviewed and approved by a Vice President prior to payment. Fees paid to this board member’s firm totaled $31, $25 and $74 in fiscal 2001, 2002 and 2003, respectively.

A prior member of the Company’s board of directors is the Chairman of an insurance company which administers Cabela’s health insurance (self-funded) plan, as well as handles Cabela’s stop-loss policy. Total fees paid for these services were $1,413 during 2003.

The Company entered into an employee and office space lease agreement with the Company’s Chairman, dated effective January 1, 2004, pursuant to which he leases the services of certain Company employees and associated office space. The amount of the lease payments under such agreement in 2004 is anticipated to be $198.

The Company was previously a party to a split dollar insurance agreement dated January 29, 1999 with an affiliate of the Company’s Chairman. Under the agreement, the Company was guaranteed repayment the lesser of net premiums paid or cash surrender value of the policy upon death or termination. This agreement was terminated in September of 2003, and the Company was reimbursed all net premiums previously paid into the plan. Pursuant to the agreement, the Company paid $171, $174 and $111, net of reimbursements, in fiscal 2001, 2002 and 2003, respectively.

19.    CONTINGENCIES

Litigation—The Company is engaged in various legal actions arising in the ordinary course of business. After taking into consideration legal counsel’s evaluation of such actions, management is of the opinion that the ultimate outcome will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

Self-Insurance—The Company is self-insured for health claims up to $300 per individual. A liability of $2,943 and $3,651 has been estimated and recorded at year end for fiscal 2002 and 2003, respectively, for those claims incurred prior to year end but not yet reported.

The Company’s liabilities for health and workers compensation claims incurred but not reported are based upon internally developed calculations. These estimates are regularly evaluated for adequacy based on the most current information available, including historical claim payments, expected trends and industry factors.

The Company is also self-insured for workers compensation claims up to $250 and $500 per individual in fiscal years 2002 and 2003, respectively. A liability of $949 and $1,301 has been estimated and recorded at year end for fiscal 2002 and 2003, respectively, for those claims incurred prior to year end but not yet reported.

20.    SEGMENT REPORTING

The Company has three reportable segments: Direct, Retail and Financial Services. The Direct segment sells products through direct-mail catalogs and e-commerce website (Cabelas.com); the Retail segment consists of nine destination retail stores in various size and formats; Financial Services issues co-branded credit cards. The reconciling amount is primarily made up of corporate overhead and shared services. The Company’s executive management, being its chief operating decision makers, assesses the performance of each operating segment based on an operating income measure, which is net revenue less merchandise acquisition costs and certain directly identifiable and allocable operating costs as described below. For the Direct segment, these operating costs primarily consist of catalog development, production and circulation costs, e-commerce advertising costs and order processing costs. For the Retail segment, these operating costs primarily consist of store and selling and occupancy costs. For the Financial Services segment, operating costs primarily consist of advertising and promotion, contract labor, salaries and wages and other general and administrative costs. Corporate and other expenses consist of unallocated shared-service costs, general and administrative expenses, various small companies such as travel and lodging which are not aggregated with the other segments and eliminations. Unallocated shared-service costs include receiving, distribution and storage costs, merchandising and quality assurance costs as well as corporate occupancy costs. General and administrative expenses include costs associated with general corporate management and shared departmental services (e.g., finance, accounting, data processing and human resources).

Segment assets are those directly used in or clearly allocable to an operating segment’s operations. For the Direct segment, these assets primarily include prepaid and deferred catalog costs, fixed assets and goodwill. Goodwill makes up $970 of assets in the Direct segment. For the Retail segment, these assets primarily include inventory, land, buildings, fixtures, leasehold improvements. For the Financial Services segment these assets primarily include cash, credit card loans receivable, other, buildings and fixtures. Corporate and other assets include corporate headquarters, merchandise distribution inventory, and shared technology infrastructure as well as corporate cash and cash equivalents, prepaid expenses and $4,266 of investment in equity method investees. Segment depreciation and amortization and capital expenditures are correspondingly allocated to each segment. Corporate and other depreciation and amortization and capital expenditures are related to corporate headquarters, merchandise distribution and technology infrastructure. Unallocated assets include corporate cash and equivalents, inventory that could be shipped for sales to the Retail or Direct segment entities, the net book value of corporate facilities and related information systems, deferred income taxes and other corporate long-lived assets. The accounting policies of the segments, where applicable, are the same as those described in the summary of significant accounting policies. Intercompany revenues between the segments have been eliminated in the consolidations.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

During the first quarter ended April 3, 2004, the Board of Directors of the Company and WFB has approved a change in the fee structure to appropriately reflect market conditions as if WFB was an independent third party. The fee change includes a fee paid by WFB to the segment (Direct or Retail) which originates a new credit card application resulting in a new credit card holder. The segment information below reflects this change as if it had taken place in all periods presented.

	Direct	Retail	Financial Services	Corporate Overhead and Other	Total
2001
Revenue from external	$787,170	$260,119	$27,329	$2,981	$1,077,599
Revenue from internal	—	2,211	—	(2,211)	—

Total Revenue	787,170	262,330	27,329	770	1,077,599

Operating income (loss)	128,005	41,991	3,867	(111,912)	61,951
As a % of revenue	16.3%	16.0%	14.1%	N/A	5.7%
Depreciation and amortization	2,596	5,748	1,769	7,242	17,355
Assets	194,784	156,517	112,386	183,003	646,690
Capital expenditures	10,102	9,714	787	26,654	47,257

	Direct	Retail	Financial Services	Corporate Overhead and Other	Total
2002
Revenue from external	$866,343	$303,541	$46,387	$8,310	$1,224,581
Revenue from internal	1,456	2,250	—	(3,706)	—

Total Revenue	867,799	305,791	46,387	4,604	1,224,581

Operating income (loss)	134,011	41,428	12,949	(112,387)	76,001
As a % of revenue	15.4%	13.5%	27.9%	N/A	6.2%
Depreciation and amortization	4,735	6,505	2,610	9,689	23,539
Assets	230,527	201,963	128,189	274,289	834,968
Capital expenditures	3,242	28,245	6,290	15,610	53,387

	Direct	Retail	Financial Services	Corporate Overhead and Other	Total
2003
Revenue from external	$923,195	$405,308	$57,531	$6,389	$1,392,423
Revenue from internal	1,101	1,930	747	(3,778)	—

Total Revenue	924,296	407,238	58,278	2,611	1,392,423

Operating income (loss)	143,996	56,193	19,271	(134,529)	84,931
As a % of revenue	15.6%	13.8%	33.1%	N/A	6.1%
Depreciation and amortization	5,141	8,846	1,318	11,410	26,715
Assets	235,382	245,301	171,560	311,310	963,553
Capital expenditures	3,786	50,036	752	18,398	72,972

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

The components and amounts of net revenues for our financial services business for 2001, 2002 and 2003 were as follows:

	2001	2002	2003
INTEREST AND FEE INCOME	$6,103	$5,284	$7,858
INTEREST EXPENSE	(2,470)	(3,474)	(3,226)

NET INTEREST INCOME	3,633	1,810	4,632
NONINTEREST INCOME:
Securitization income	34,109	60,727	74,472
Other non-interest income	7,086	14,979	19,050

Total non-interest income	41,195	75,706	93,522
Less: Customer Rewards Costs	(17,499)	(31,129)	(39,876)

FINANCIAL SERVICES REVENUE	$27,329	$46,387	$58,278

The Company’s products are principally marketed to individuals within the United States. Net sales realized from other geographic markets, primarily Canada, have collectively been less than 1% of consolidated net sales in each reported period. No single customer accounted for ten percent or more of consolidated net sales. No single product or service accounts for a significant percentage of the Company’s consolidated revenue.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

21.    STATEMENT OF CASH FLOWS RESTATEMENT

Subsequent to the issuance of the Company’s fiscal year ended 2003 financial statements, the Company’s management determined that it had not reflected the change in the Company’s bank overdrafts as a cash flow from financing activities rather than as a cash flow from operating activities. As a result, the Company’s Statement of Cash Flows, for all periods presented, has been restated from the amounts previously reported to reflect the change in bank overdrafts as a cash flow from financing activity. In addition, the Company’s management determined that it was more appropriate to reflect the proceeds from new securitizations and the net change in credit card loans as a cash flow from operating activities rather than as a cash flow from investing activities. As a result, the Company’s Statement of Cash Flows, for all periods presented, has been restated from the amounts previously reported to reflect the proceeds from new securitizations and originations of credit card loans held for sale, net of collections as cash flows from operating activities. Neither restatement had an impact on the Company’s consolidated balance sheets or statements of income.

Statement of Cash Flows	2001 As previously reported	2001 As restated	2002 As previously reported	2002 As restated	2003 As previously reported	2003 As restated
Cash Flows from Operating Activities:
Accounts payable	$33,788	$20,081	$1,789	$5,257	$2,799	$4,704
Proceeds from new securitizations	—	160,000	—	165,000	—	206,000
Originations of credit card loans held for sale, net of collections	—	(167,753)	—	(174,281)	—	(192,455)
Net cash flows from operating activities	$90,833	$69,373	$61,505	$55,692	$51,786	$67,236
Cash Flows from Investing Activities:
Proceeds from new securitizations	$160,000	$—	$165,000	$—	$206,000	$—
Net change in credit card loans	(167,753)	—	(174,281)	—	(192,455)	—
Net change in investing activities	$(79,431)	$(71,678)	$(93,791)	$(84,510)	$(80,173)	$(93,718)
Cash Flows from Financing Activities:
Change in bank overdrafts	$—	$13,707	$—	$(3,468)	$—	$(1,905)
Net cash flows from financing activities	$70,629	$84,336	$101,167	$97,699	$42,332	$40,427

22.     SUBSEQUENT EVENT

In connection with a proposed public offering of the Company’s common stock, on March 2, 2004 the Company’s Board of Directors formed a pricing committee (the “Pricing Committee”) and authorized the Pricing Committee to effectuate a stock split of the Company’s common stock. On June 3, 2004 the Pricing Committee approved a 3.67 for 1 stock split of the Company’s common stock to be effected prior to the completion of this offering. All share, per share and conversion amounts relating to common stock and stock options included in the accompanying consolidated financial statements and footnotes have been restated to reflect the stock split for all periods presented.

CABELA’S INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

(Unaudited)

	January 3, 2004	April 3, 2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$192,581	$78,155
Accounts receivable, net of allowance for doubtful accounts of $1,894 at January 3, 2004 and $1,825 at April 3, 2004	32,826	32,232
Credit card loans receivable held for sale	28,013	70,990
Inventories	262,763	287,962
Prepaid expenses and deferred catalog costs	31,035	32,304
Deferred income taxes	1,122	1,582
Other current assets	33,291	28,363

Total current assets	581,631	531,588

PROPERTY AND EQUIPMENT, NET	264,991	265,321

OTHER ASSETS:
Intangible assets, net	4,252	3,928
Land held for sale or development	9,240	9,067
Retained interests in securitized receivables	20,864	18,941
Marketable securities	72,632	76,942
Investment in equity and cost method investees	4,266	4,453
Other	5,677	4,983

Total other assets	116,931	118,314

Total assets	$963,553	$915,223

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$91,524	$98,379
Bank overdrafts	36,788	22,305
Accrued expenses and other liabilities	42,939	27,464
Gift certificates and credit card reward points	80,570	76,904
Accrued employee compensation and benefits	57,134	25,760
Time deposits	12,900	16,500
Employee savings plan	1,083	—
Current maturities of long-term debt	3,013	2,932
Income taxes payable	27,100	21,567

Total current liabilities	353,051	291,811

LONG-TERM LIABILITIES:
Long-term debt, less current maturities	139,638	138,833
Long-term time deposits	68,764	69,164
Deferred compensation	7,248	8,785
Deferred revenue	5,552	5,996
Deferred income taxes	16,785	16,595

Total long-term liabilities	237,987	239,373

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock, $.01 par value:
Class A Voting, 245,000,000 shares authorized; 41,677,228, and 42,032,099 shares issued and outstanding at January 3, 2004 and April 3, 2004, respectively	417	420
Class B Non-voting, 245,000,000 shares authorized; 14,927,582 shares issued and outstanding at January 3, 2004 and April 3, 2004	149	149
Class C Non-voting, 10,000,000 shares authorized; no shares issued or outstanding	—	—
Additional paid-in capital	109,437	113,142
Retained earnings	261,798	269,844
Accumulated other comprehensive income	714	484

Total stockholders’ equity	372,515	384,039

Total liabilities and stockholders’ equity	$963,553	$915,223

See notes to unaudited consolidated financial statements.

CABELA’S INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Dollar Amounts in Thousands Except Per Share and Share Amounts)

(Unaudited)

	Three Months Ended
	March 29, 2003	April 3, 2004
REVENUES:
Merchandise sales	$249,154	$296,359
Financial services revenue	11,479	16,447
Other revenue	1,670	1,111

Total revenues	262,303	313,917

COST OF REVENUE:
Cost of merchandise sales	157,882	186,973
Cost of other revenue	1,090	1,702

Total cost of revenue (exclusive of depreciation and amortization)	158,972	188,675

Gross profit	103,331	125,242
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	97,016	112,539

OPERATING INCOME	6,315	12,703

OTHER INCOME (EXPENSE):
Interest income	186	114
Interest expense	(2,762)	(2,020)
Other income, net	987	1,580

	(1,589)	(326)

INCOME BEFORE PROVISION FOR INCOME TAXES	4,726	12,377
INCOME TAX EXPENSE	1,649	4,331

NET INCOME	$3,077	$8,046

EARNINGS PER SHARE:
Basic	$0.06	$0.14

Diluted	$0.06	$0.14

WEIGHTED AVERAGES SHARES OUTSTANDING:
Basic	49,899,203	56,835,580

Diluted	53,645,774	58,840,662

See notes to unaudited consolidated financial statements.

CABELA’S INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

(Unaudited)

	Three Months Ended
	March 29, 2003	April 3, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,077	$8,046
Adjustments to reconcile net income to net cash flows used in operating activities:
Depreciation	6,216	6,862
Amortization	301	324
Equity in undistributed net (earnings) losses of equity method investee	7	(187)
Deferred income taxes	(3,034)	(523)
Other	98	337
Change in operating assets and liabilities:
Accounts receivable	404	594
Origination of credit card loans held for sale, net of collections	(16,359)	(43,312)
Inventories	(15,003)	(25,199)
Prepaid expenses	(4,274)	(1,269)
Other current assets	(6,362)	4,709
Land held for sale or development	323	173
Accounts payable	(29,295)	6,854
Accrued expenses and other liabilities	(5,090)	(15,475)
Gift certificates and credit card reward points	(3,768)	(3,666)
Accrued compensation and benefits	(20,200)	(31,374)
Income taxes payable	(5,518)	(5,533)
Deferred revenue	(1,086)	444
Deferred compensation	8,178	1,538

Net cash flows used in operating activities	(91,385)	(96,657)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(5,991)	(7,194)
Purchases of marketable securities	(3,559)	(5,676)
Change in retained interests	(1,352)	1,923
Maturities of marketable securities	9	361
Other	(851)	1,562

Net cash flows used in investing activities	(11,744)	(9,024)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	—	70
Payments on long-term debt	(518)	(956)
Change in bank overdrafts	(19,250)	(14,483)
Change in time deposits, net	3,999	4,000
Net (decrease) increase in employee savings plan	240	(1,083)
Issuance of common stock upon the exercise of stock options	20	3,707
Repurchase of common stock	(101)	—

Net cash flows used in financing activities	(15,610)	(8,745)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(118,739)	(114,426)
CASH AND CASH EQUIVALENTS, Beginning of Period	178,636	192,581

CASH AND CASH EQUIVALENTS, End of Period	$59,897	$78,155

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$4,044	$3,676
Income taxes	$10,224	$8,394

See notes to unaudited consolidated financial statements.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

(Unaudited)

1.    MANAGEMENT REPRESENTATIONS

The consolidated financial statements included herein are unaudited and have been prepared by Cabela’s Incorporated and its wholly owned subsidiaries (the “Company”) pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The consolidated balance sheet of the Company, as of January 3, 2004, was derived from the Company’s audited consolidated balance sheet as of that date. All other consolidated financial statements contained herein are unaudited and reflect all adjustments which are, in the opinion of management, necessary to summarize fairly the financial position of the Company and the results of the Company’s operations and cash flows for the periods presented. All of these adjustments are of normal recurring nature. All intercompany balances and transactions have been eliminated in consolidation. Because of the seasonal nature of the Company’s operations, results of operations of any single reporting period should not be considered as indicative of results for a full year. These consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year 2003.

2.    STOCK-BASED COMPENSATION

The Company follows Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock based compensation. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the fair value of the underlying common stock on the date of grant.

For purposes of pro forma disclosures, net income has been determined as if the Company had accounted for its employee stock options under the fair value method. The Company’s pro forma net income and earnings per share for the three months ended March 29, 2003 and April 3, 2004 were as follows:

	Three Months Ended
	March 29, 2003	April 3, 2004
Net income—as reported	$3,077	$8,046
Add: Stock based employee compensation recognized	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(156)	(157)

Net income—pro forma	$2,921	$7,889

Earnings per share:
Basic—as reported	$0.06	$0.14
Basic—proforma	$0.06	$0.14

Diluted—as reported	$0.06	$0.14
Diluted—proforma	$0.05	$0.13

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

(Unaudited)

3.    SALE OF CREDIT CARD LOAN RECEIVABLES

WFB sells a substantial portion of its credit card receivables. WFB retains the servicing and certain other interests, including interest-only strips, cash reserve accounts and Class B certificates. During the three months ended March 29, 2003 and April 3, 2004, WFB recognized gains on sale of $1,875 and $1,704, respectively, which are reflected as a component of credit card securitization income.

Retained Interests:

Retained interests in securitized receivables, which are carried at fair value, consist of the following at January 3, 2004 and April 3, 2004:

	January 3, 2004	April 3, 2004
Cash reserve account	$10,330	$10,158
Interest-only strip	6,984	6,404
Class B certificates	3,550	2,379

	$20,864	$18,941

Credit card loans receivables consist of the following at January 3, 2004 and April 3, 2004:

	January 3, 2004	April 3, 2004
Composition of credit card receivables:
Loans serviced	$873,673	$819,504
Loans securitized	(841,000)	(745,000)
Securitized receivables with certificates owned by WFB	(3,550)	(2,379)

	29,123	72,125
Less adjustment to market value	(1,110)	(1,135)

	$28,013	$70,990

Delinquent loans in the managed credit card loan portfolio at January 3, 2004 and April 3, 2004:
30-89 days	$5,418	$5,356
90 days or more and still accruing	$1,619	$1,677

	March 29, 2003	April 3, 2004
Total net charge-offs on the managed credit card loan portfolio for the three months ended March 29, 2003 and April 3, 2004	$4,195	$4,810
Quarterly average credit card loans:
Managed credit card loans	$648,891	$828,113
Securitized credit card loans	$633,224	$819,484
Reported credit card loans	$15,667	$8,629
Total net charge-offs as an annualized percentage of average managed loans	2.59%	2.32%

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

(Unaudited)

4.    DERIVATIVES

The Company is exposed to market risks including changes in currency exchange rates and interest rates. The Company may enter into various derivative transactions pursuant to established Company policies to manage volatility associated with these exposures.

Foreign Currency Management—The Company may enter into forward exchange or option contracts for transactions denominated in a currency other than the applicable functional currency in order to reduce exposures related to changes in foreign currency exchange rates. This primarily relates to hedging against anticipated inventory purchases.

Hedges of anticipated inventory purchases are designated as cash flow hedges. The gains and losses associated with these hedges are deferred in accumulated other comprehensive income (loss) until the anticipated transaction is consummated and are recognized in the income statement in the same period during which the hedged transactions affect earnings. Gains and losses on foreign currency derivatives for which the Company has not elected hedge accounting are recorded immediately in earnings.

For the three months ended March 29, 2003 and April 3, 2004, there was no ineffectiveness associated with the Company’s foreign currency derivatives designated as cash flow hedges. There were no discontinued foreign currency derivative cash flow hedges during the three months ended March 29, 2003 and April 3, 2004.

Generally, the Company hedges a portion of its anticipated inventory purchases for period up to 12 months. As of April 3, 2004, the Company has hedged certain portions of its anticipated inventory purchases through December 2004.

The fair value of foreign currency derivatives assets or liabilities is recognized within either other current assets or liabilities. As of January 3, 2004 and April 3, 2004, the fair value of foreign currency derivative assets was $553 and $197, respectively, and the fair value of foreign currency derivative liabilities was $0 and $0, respectively.

As of January 3, 2004 and April 3, 2004, the net deferred gain or loss recognized in accumulated other comprehensive income/(loss) was $238, and $(230) net of tax, respectively. The Company anticipates a loss of $230, net of tax, will be transferred out of accumulated other comprehensive income and recognized within earnings over the next 12 months. Gains of $61, and $156, net of tax, were transferred from accumulated other comprehensive income into cost of revenues for the three months ended March 29, 2003 and April 3, 2004.

Interest Rate Management—On February 4, 2003, in connection with the Series 2003-1 securitization the securitization trust entered into a $300 million notional swap agreement in order to manage interest rate exposure. The exposure is related to changes in cash flows from funding credit card receivables, which include a high percentage of accounts with floating rate obligations that do not incur monthly finance charges. The swap converts the interest rate on the investor bonds from a floating rate basis with a spread over a benchmark note to a fixed rate of 3.699%. Since the trust is not consolidated, the fair value of the swap is not reflected on the financial statements. The Company entered into a swap with similar terms with the counter-party whereby the notional amount is zero unless the notional amount of the trust’s swap falls below $300 million. The Company has not elected to designate this derivative as a hedge and, therefore, the derivative is marked to market through the statement of income. As of January 3, 2004 and April 3, 2004, the fair value of the interest rate swap was $0. WFB pays Cabela’s a fee for the credit enhancement provided by this swap, which was $93, and $152, for the three months ended March 29, 2003 and April 3, 2004.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

(Unaudited)

5.    EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing income available to common shareholders by the sum of the weighted average number of shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common share equivalents had been issued. Options exercised prior to vesting have not been considered in the basic EPS calculation, but are considered in the computation of diluted EPS. There were no shares outstanding that were considered antidilutive for the periods presented. The following table reconciles the number of shares utilized in the earnings per share calculations:

	Three Months Ended
	March 29, 2003	April 3, 2004
Weighted average number of shares:
Common shares—basic	49,899,203	56,835,580
Effect of dilutive securities:
Stock options	3,746,571	2,005,082

Common shares—diluted	53,645,774	58,840,662

6.     STOCKHOLDERS’ EQUITY

In March 2004, the Company adopted the Cabela’s Incorporated 2004 Stock Plan. The 2004 Stock Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to employees, directors, and consultants. A maximum of 2,752,500, subject to adjustment in the event of a stock split, consolidation or stock dividends of the Company’s common stock, shares of common stock may be subject to awards under the 2004 Stock Plan. During any three-year period, no one person will be able to receive more than 734,000 options and/or stock appreciation rights. For awards subject to performance requirements no one person will be able to receive more than 734,000 shares during any performance period of 36 months, with proportionate adjustment for shorter or longer periods not to exceed five years. The options will have a term of no greater than ten years from the grant date and will become exercisable in accordance with the vesting schedule determined at the time the awards are granted. If incentive stock options are granted to a “ten percent holder”, then the options will have a term of no greater than five years from the grant date. A “ten percent holder” is defined as a person who owns stock possessing more than 10% of the total combined voting power of all classes of capital stock of the Company.

In March 2004, the Company adopted a Stock Purchase Plan, under which shares of common stock are available to be purchased by the Company’s employees. The maximum number of shares of common stock available for issuance under the plan is 1,835,000, subject to adjustment in the event of a stock split, consolidation, or stock dividends of the Company’s common stock. Employees are eligible to participate in the plan after six months of continuous service. Employees who own more than 5% of the combined voting power of all classes of our stock or stock of a subsidiary cannot participate in the plan. The right to purchase stock under this plan becomes effective upon the completion of an initial public offering.

On March 22, 2004, the Company amended its Certificate of Incorporation to increase the number of authorized shares from 73,400,000 shares to 245,000,000 shares of Class A Common Stock, from 73,400,000 shares to 245,000,000 shares of Class B Common Stock and from 2,752,500 shares to 10,000,000 shares of Class C Common Stock.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

(Unaudited)

7.    COMPREHENSIVE INCOME

	Three Months Ended
	March 29, 2003	April 3, 2004
Net income	$3,077	$8,046
Change in net unrealized holding gain (loss) on derivatives, net of tax of $118 and ($ 41) for the three months ended March 29, 2003 and April 3, 2004 respectively	220	(74)
Less: adjustment for reclassification of derivative included in net income, net of tax of ($33) and ($86) for the three months ended, March 29, 2003 and April 3, 2004, respectively	(61)	(156)

Comprehensive income	$3,236	$7,816

8.    RELATED PARTY TRANSACTIONS

The Company has engaged McCarthy & Co., an affiliated party of one of the Company’s directors, to provide financial and business consulting services on a fee-for-services basis. The fees paid to McCarthy & Co. totaled $58 and $0 in the first quarter of 2003 and 2004, respectively.

A member of the Company’s board of directors is an attorney with a firm which the Company utilizes in the course of its legal needs throughout the year. All activity is at arms-length rates and reviewed and approved by a Vice President prior to payment. Fees paid to this board member’s firm totaled $138 in the first quarter of 2003 and $126 during the period January 4, 2004 to March 2, 2004. This director resigned from the board effective March 2, 2004.

A member of the Company’s board of directors is an attorney with a firm which the Company utilizes in the course of its legal needs throughout the year. All activity is at arms-length rates and reviewed and approved by a Vice President prior to payment. Fees paid to this board member’s firm totaled $24 in the first quarter of 2003 and $0 in the first quarter of 2004.

A prior member of the Company’s board of directors is the Chairman of an insurance Company which administers Cabela’s health insurance (self-funded) plan, as well as handles Cabela’s stop-loss policy. Total fees paid for these services were $497 during the first quarter of 2003. This director resigned from the board on October 20, 2003.

The Company was previously a party to a split dollar insurance agreement dated January 29, 1999 with an affiliate of the Company’s board chairman. Pursuant to the agreement, the Company paid $203 in the first quarter of 2003, of which $92 was reimbursed when the agreement was terminated in September of 2003.

During 2003 the Company leased land and buildings from an entity controlled by the majority stockholders. The lease cost was $70 per month. Rent expense on this lease was $211 for the first quarter of 2003. At the end of fiscal 2003 the Company purchased these buildings for $5.0 million. These buildings were located in Sidney Nebraska and are used for warehouse, distribution, and corporate storage.

The Company entered into an employee and office space lease agreement with the Company’s Board Chairman, dated effective January 1, 2004, pursuant to which he leases the services of certain Company employees and associated office space. These are recorded as a contra cost to selling general and administrative expenses. In addition to office space and employees, certain other expense charges are reimbursed to the Company. During the first quarter total reimbursements for these expenses and the lease were $58.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

(Unaudited)

9.    CONTINGENCIES

Litigation—The Company is engaged in various legal actions arising in the ordinary course of business. After taking into consideration legal counsel’s evaluation of such actions, management is of the opinion that the ultimate outcome will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

10.    SEGMENT REPORTING

The Company has three reportable segments, Direct, Retail and Financial Services. The Direct segment sells products through direct-mail catalogs and e-commerce website (Cabelas.com); the Retail segment consists of nine destination retail stores in various size and formats; Financial Services issues co-branded credit cards. The reconciling amount is primarily made up of corporate overhead and shared services. The Company’s executive management, which are its chief operating decision makers, assesses the performance of each operating segment based on an operating income measure, which is net revenue less merchandise acquisition costs and certain directly identifiable and allocable operating costs as described below. For the Direct segment, these operating costs primarily consist of catalog development, production, and circulation costs, e-commerce advertising costs and order processing costs. For the Retail segment, these operating costs primarily consist of store and selling and occupancy costs. For the Financial Services segment, operating costs primarily consist of advertising and promotion, contract labor, salaries and wages and other general and administrative costs. Corporate and other expenses consist of unallocated shared-service costs, general and administrative expenses, and various small companies such as travel and lodging which are not aggregated with the other segments and eliminations. Unallocated shared-service costs include receiving, distribution and storage costs, merchandising and quality assurance costs as well as corporate occupancy costs. General and administrative expenses include costs associated with general corporate management and shared departmental services (e.g., finance, accounting, data processing and human resources).

Segment assets are those directly used in or clearly allocable to an operating segment’s operations. For the Direct segment, these assets primarily include prepaid and deferred catalog costs, fixed assets and goodwill. Goodwill makes up $970 of assets in the Direct Segment. For the Retail segment, these assets primarily include inventory, land, buildings, fixtures, and leasehold improvements. For the Financial Services segment these assets primarily include cash, credit card loans receivable, buildings and fixtures. Corporate and other assets include corporate headquarters, merchandise distribution inventory, and shared technology infrastructure as well as corporate cash and cash equivalents, prepaid expenses and $4,453 in unconsolidated subsidiaries. Segment depreciation and amortization and capital expenditures are correspondingly allocated to each segment. Corporate and other depreciation and amortization and capital expenditures are related to corporate headquarters, merchandise distribution and technology infrastructure. Unallocated assets include corporate cash and equivalents, inventory that could be shipped for sales to the Retail or Direct segment entities, the net book value of corporate facilities and related information systems, deferred income taxes and other corporate long-lived assets.

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

(Unaudited)

During the first quarter ended April 3, 2004, the Board of Directors of the Company and WFB approved a change in the fee structure to appropriately reflect market conditions as if WFB was an independent third party. The fee change includes a fee paid by WFB to the segment (Direct or Retail) which originates a new credit card application resulting in a new credit card holder. The Segment information below reflects this change as if it had taken place in all periods presented.

Three Months Ended April 3, 2004	Direct	Retail	Financial Services	Corporate Overhead and Other	Total
Revenue from external	$205,505	$90,142	$16,599	$1,671	$313,917
Revenue from internal	319	393	(152)	(560)	—

Total revenue	205,824	90,535	16,447	1,111	313,917

Operating income (loss)	30,176	11,346	6,650	(35,469)	12,703
As a % of revenue	14.7%	12.5%	40.4%	N/A	4.0%

Depreciation and amortization	1,309	2,537	359	2,981	7,186
Assets	$224,703	$254,357	$169,260	$266,903	$915,223

Three Months Ended March 29, 2003	Direct	Retail	Financial Services	Corporate Overhead and Other	Total
Revenue from external	$189,158	$59,572	$11,572	$2,001	$262,303
Revenue from internal	11	413	(93)	(331)	—

Total revenue	189,169	59,985	11,479	1,670	262,303

Operating income (loss)	26,732	2,314	4,224	(26,955)	6,315
As a % of revenue	14.1%	3.9%	36.8%	N/A	2.4%

Depreciation and amortization	1,262	2,140	330	2,785	6,517
Assets	$158,398	$190,693	$153,176	$274,605	$776,872

The components and amounts of net revenues for our financial services segment for the three months ended March 29, 2003 and April 3, 2004 were as follows:

	Three Months Ended
	March 29, 2003	April 3, 2004
Interest and fee income	$1,698	$2,383
Interest expense	(881)	(762)

Net interest income	817	1,621

Noninterest income:
Securitization income	13,628	20,150
Other non-interest income	4,901	5,553

Total non-interest income	18,529	25,703

Less: Customer Rewards Costs	(7,867)	(10,877)

Financial services revenue	$11,479	$16,447

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

(Unaudited)

The Company’s products are principally marketed to individuals within the United States. Net sales realized from other geographic markets, primarily Canada, have collectively been less than 1% of consolidated net sales in each reported period. No single customer accounted for ten percent or more of consolidated net sales. No single product or service accounts for a significant percentage of the Company’s consolidated revenue.

11.    SUBSEQUENT EVENTS

In April 2004, the WFB completed additional securitizations under which it sold $75.0 million of credit card receivables into a securitization trust issuing fixed rate notes and $175.0 million of credit card receivables into a securitization trust issuing floating rate notes. Both securitizations have an expected final maturity date of March 2009. As a result of the new securitization transactions, the Trust used the proceeds generated from the new securitization Series 2004-I and Series 2004-II to pay-down a current securitization trust.

On May 1, 2004, the Company granted options to purchase 550,500 shares of Class A common stock to employees of the Company. The exercise price per share of each option is $13.34. The options vest in five equal annual installments commencing on January 1, 2005. The Company anticipates taking a compensation charge in the second quarter of 2004 equal to the difference between the exercise price and the initial public offering price. This charge will be amortized to expense over the vesting period of the options.

On May 1, 2004, the Company granted options to purchase 741,340 shares of Class A common stock to employees of the Company. The exercise price per share of each option is the initial public offering price per share unless an initial public offering of the Company’s common stock is not completed by September 30, 2004, in which case the board of directors of the Company shall either terminate the options or establish the exercise price per share for the options. The options vest in five equal annual installments commencing January 1, 2005.

On May 1, 2004, the Company granted options to purchase 22,020 shares of Class A common stock to non-employee directors and a former non-employee director of the Company. The exercise price per share of each option is the initial public offering price per share unless an initial public offering of the Company’s common stock is not completed by September 30, 2004, in which case the board of directors of the Company shall either terminate the options or establish the exercise price per share for the options. The options were fully vested upon the grant date.

On May 6, 2004 the Company renewed and amended its unsecured revolving loan agreement with several banks for $230 million. This revolving facility, which expires on June 30, 2007, provides for a London Interbank Offered Rates (“LIBOR”) based rate of interest plus a spread, which adjusts, based upon certain financial ratios achieved by the Company and ranges from 0.80% to 1.425%. During the term of the facility, the Company is required to pay a facility fee, which ranges from 0.125% to 0.25%. The loan agreement permits the issuance of up to $100 million in letters of credit and standby letters of credit, the nominal amount of which are applied against the overall credit limit available under the revolver. The agreement requires that the Company comply with several financial and other covenants, including requirements that it maintain the following financial ratios as set forth in the credit agreement:

•	A current consolidated assets to current consolidated liabilities ratio of no less than 1.15 to 1.00 as of the last day of any fiscal year;

•	A tangible net worth in an amount not less than the sum of (i) $300,000, plus (ii) 50% of the net income for each fiscal year beginning with the 2004 fiscal year;

CABELA’S INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT—(Continued)

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

(Unaudited)

•	A fixed charge coverage ratio (the ratio of the sum of consolidated EBITDA plus certain rental expenses to the sum of consolidated cash interest expense plus certain rental expenses) of no less than 2.00 to 1.00 as of the last day of any fiscal quarter, and

•	A cash flow leverage ratio of not more than 2.50 to 1.00 as of the last day of any fiscal quarter.

In connection with a proposed public offering of the Company’s Common Stock on March 2, 2004, the Company’s Board of Directors formed the Pricing Committee and authorized the Pricing Committee to effectuate a stock split of the Company’s Common Stock. On June 3, 2004, the Pricing Committee approved a 3.67 for 1 stock split of the Company’s common stock to be effected prior to the completion of this offering. All share, per share and conversion amounts relating to common stock and stock options included in the accompanying consolidated financial statements and footnotes have been restated to reflect the stock split for all periods presented.

12.    STATEMENT OF CASH FLOWS RESTATEMENT

The Company’s management determined that it was more appropriate to reflect the proceeds from new securitizations and the net change in credit card loans as a cash flow from operating activities rather than as a cash flow from investing activities. As a result, the Company’s Statement of Cash Flows, for all periods presented, has been restated from the amounts previously reported to reflect the proceeds from new securitizations and originations of credit card loans held for sale, net of collections as cash flows from operating activities.

	Three Months Ended March 29, 2003		Three Months Ended April 3, 2004
(Dollar Amounts in Thousands)	As previously reported	As restated	As previously reported	As restated
Cash Flows from Operating Activities:
Originations of credit card loans held for sale, net of collections	$—	$(16,359)	$—	$(43,312)
Net cash flows from operating activities	$(75,026)	$(91,385)	$(53,345)	$(96,657)
Cash Flows from Investing Activities:
Net change in credit card loans	$(16,359)	$—	$(43,312)	$—
Net change in investing activities	$(28,103)	$(11,744)	$(52,336)	$(9,024)

Sports Afield
OCTOBER
1962
35 CENTS
ANNUAL DEER HUNTING ISSUE
WITH EXCLUSIVE 50-STATE DEER FORECAST
Tonawanda 29, New York
Sweet's Molds.
FREE Introductory offer! 5 hand tied Flies. . . . 25c
Postage .... Handling. Cabela Distributing Box 672,
Chappell, Nebraska.

Cabela's first mail-order ad in 1961-1962

Cabela's®

WORLD'S FOREMOST OUTFITTER®

Cabela's

WORLD'S FOREMOST OUTFITTER®

Cabela's®

HUNTING, FISHING
AND OUTDOOR GEAR

SINCE 1961

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Cabela’s Incorporated and Subsidiaries

Sidney, Nebraska

We have audited the consolidated financial statements of Cabela’s Incorporated and Subsidiaries as of December 28, 2002 and January 3, 2004, and for each of the three years in the period ended January 3, 2004, and have issued our report thereon dated March 23, 2004 (May 25, 2004 as to Note 20 and June 3, 2004 as to Notes 21 and 22) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding a restatement to the consolidated statements of cash flows) (included elsewhere in this prospectus). Our audits also included the financial statement schedule set forth on page S-2 of this prospectus. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/    DELOITTE & TOUCHE LLP

Omaha, Nebraska

March 23, 2004

S-1

CABELA’S INCORPORATED AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Beginning of Year Balance	Charged to Costs and Expenses, net	Charged to Other Accounts(1)	Net Charge- Offs	End of Year Balance
	(in thousands)
YEAR ENDED DECEMBER 29, 2001:
Allowance for doubtful accounts	$383	$48	$37	$85	$468

YEAR ENDED DECEMBER 28, 2002:
Allowance for doubtful accounts	$468	$153	$72	$225	$693

YEAR ENDED JANUARY 3, 2004:
Allowance for doubtful accounts	$693	$1,374	$(173)	$1,201	$1,894

(1)	“Charged to Other Accounts” is primarily made up of transfers from a balance sheet reimbursement receivable account. We submit reimbursement requests to a state taxing authority in relation to a state tax incentive law. In the event the reimbursement or a portion of the reimbursement is denied, the amount is transferred back to the bad debt reserve and then written off through expense.

S-2

Part II

Information not required in prospectus

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

SEC registration fee	$29,141
NASD filing fee	$23,500
Printing and engraving expenses	500,000
Legal fees and expenses	1,300,000
Accounting fees and expenses	900,000
Blue Sky fees and expenses	50,000
Transfer agent and registrar fees	50,000
Miscellaneous fees and expenses	397,359

Total	$3,250,000

*To	be filed by amendment

Item 14.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of actions by or in the right of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought determines that, despite the adjudication of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the Delaware Court of Chancery or other court shall deem proper.

Our certificate of incorporation and bylaws provide that we will indemnify and advance expenses to our directors, officers and employees to the fullest extent permitted by Delaware law in connection with any threatened, pending or completed action, suit or proceeding to which such person was or is a party or is threatened to be made a party by reason of the fact that he or she is or was our director, officer or employee, or is or was serving at our request as a director, officer, employee or agent of another corporation or enterprise.

We maintain a directors’ and officers’ liability insurance policy to insure our directors and officers against liability for actions or omissions occurring in their capacity as a director or officer, subject to certain exclusions and limitations.

Item 15.    Recent Sales of Unregistered Securities.

During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or public offerings.

On January 1, 2001, we issued 5,505 shares of common stock to one of our former employees for an aggregate of $21,030 in connection with the exercise of stock options granted under our 1997 Stock Option Plan. The securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

In March 2001, we issued 110,100 shares of common stock to our Employee Stock Ownership Plan and Trust for an aggregate amount of $1,005,000. These securities were in a transaction exempt from the registration requirements of the Securities Act in reliance upon Securities 4(2) of the Securities Act.

In March 2001, we issued 84,410 shares of common stock to non-employee directors for an aggregate amount of $770,500. These securities were in a transaction exempt from the registration requirements of the Securities Act in reliance upon Securities 4(2) of the Securities Act.

On July 27, 2001, we granted options to purchase an aggregate of 926,675 shares of common stock under our 1997 Stock Option Plan to employees at an exercise price of $9.13. We received no payments from optionees upon issuance of the options. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

On July 27, 2001, we granted options to purchase an aggregate of 5,505 shares of common stock under our 1997 Stock Option Plan to non-employee directors at an exercise price of $9.13. We received no payments from optionees upon issuance of the options. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

On September 4, 2001, we issued 49,545 shares of common stock to one of our former employees for an aggregate of $177,870 in connection with the exercise of stock options granted under our 1997 Stock Option Plan. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

On December 27, 2001, we issued 7,396,309 shares of non-voting common stock to J.P. Morgan Partners (BHCA), L.P. upon conversion of common stock held by J.P. Morgan Partners (BHCA), L.P. These Securities were issued in a share exchange, in a transaction exempt from the registration requirements of the Securities Act in reliance on Section 3(a)(9) of the Securities Act.

On March 4, 2002, we issued 12,845 shares of common stock to one of our former employees for an aggregate of $63,495 in connection with the exercise of stock options granted under our 1997 Stock Option Plan. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

On July 2, 2002, we granted options to purchase an aggregate of 633,075 shares of common stock under our 1997 Stock Option Plan to employees at an exercise price of $10.11. We received no payments from optionees upon issuance of the options. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

On July 2, 2002, we granted options to purchase an aggregate of 5,505 shares of common stock under our 1997 Stock Option Plan to non-employee directors at an exercise price of $10.11. We received no payments from optionees upon issuance of the options. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

On September 5, 2002, we issued 4.95% Senior Notes due September 5, 2009 in the aggregate principal amount of $125,000,000 to institutional investors. We determined that all of the institutional investors who purchased these securities were “accredited investors” within the meaning of the Securities Act. This offering was made without any general advertising or solicitation. These securities were issued in a transaction exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D.

On March 21, 2003, we issued 7,340 shares of common stock to one of our former employees for an aggregate of $74,200 in connection with the exercise of stock options granted under our 1997 Stock Option Plan. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

On May 2, 2003, we issued 47,710 shares of common stock to one of our former employees for an aggregate of $171,620 in connection with the exercise of stock options granted under our 1997 Stock Option Plan. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

On June 10, 2003, we issued 121,110 shares of common stock to one of our former employees for an aggregate of $455,650 in connection with the exercise of stock options granted under our 1997 Stock Option Plan. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

On June 23, 2003, we issued 7,340 shares of common stock to one of our former employees for an aggregate of $            in connection with the exercise of stock options granted under our 1997 Stock Option Plan. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

On July 2, 2003, we granted options to purchase an aggregate of 917,500 shares of common stock under our 1997 Stock Option Plan to employees at an exercise price of $11.20. We received no payments from optionees upon issuance of the options. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

On July 2, 2003, we granted options to purchase an aggregate of 12,845 shares of common stock under our 1997 Stock Option Plan to non-employee directors at an exercise price of $11.20. We received no payments from optionees upon issuance of the options. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

In September 2003, we issued 3,197,073 shares of common stock to employees for an aggregate amount of $10,707,053 upon exercise of stock options of which 282,678 shares remain unvested as of fiscal year end 2003 pursuant to the terms of the 1997 Stock Option Plan. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

In September 2003, we issued 45,875 shares of common stock to our non-employee directors for an aggregate amount of $345,040 upon exercise of stock options.

On September 23, 2003, we issued shares of common stock for an aggregate amount of $200,426,587.20 as follows: CAN, LLC – 145,633 shares; Heider Wietz Limited Partnership – 411,157 shares; J.P. Morgan Partners (BHCA), L.P. – 4,389,316 non-voting shares; J.P. Morgan Partners Global Investors, L.P. – 771,988 non-voting shares; J.P. Morgan Partners Global Investors A, L.P. – 118,618 non-voting shares; J.P. Morgan Partners Global Investors (Cayman), L.P. – 387,570 non-voting shares; J.P. Morgan Partners Global Investors (Cayman) II, L.P. – 43,343 non-voting shares; McCarthy Group, Inc. – 14,680 shares and 1,820,437 non-voting shares; NIC, LLC – 582,539 shares; Outdoor Investors, L.P. – 3,058,328 shares; Teachers Insurance and Annuity Association of

America – 728,172 shares; Wachovia Capital Partners 2003, LLC – 728,172 shares; Weitz Partners III Limited Partnership – 660,600 shares; and Weitz Series Fund-Weitz Hickory Fund – 734,000 shares. We determined that all of these investors were “accredited investors” within the meaning of the Securities Act. This offering was made without any general advertising or solicitation. These securities were issued in a transaction exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D.

On December 15, 2003, we issued 73,400 shares of common stock to an employee for an aggregate of $250,000.00 in connection with the exercise of stock options granted under our 1997 Stock Option Plan. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

On February 9, 2004, we issued 18,350 shares of common stock to an employee for an aggregate amount of $182,680 in connection with the exercise of stock options granted under our 1997 Stock Option Plan. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

On February 10, 2004, we issued 385,056 shares of common stock for an aggregate amount of $1,116,576.00 in connection with the early exercise of stock options granted under our 1997 Stock Option Plan. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

On February 16, 2004, we issued 154,140 shares of common stock to an employee for an aggregate amount of $868,080.00 in connection with the exercise of stock options granted under our 1997 Stock Option Plan. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

On March 19, 2004, we issued 3,670 shares of common stock for an aggregate amount of $41,090.00 in connection with the exercise of stock options granted under our 1997 Stock Option Plan. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

In March, April and May 2004, we issued 1,168,869 shares of common stock to employees for an aggregate amount of $7,485,165.30 in connection with the exercise of stock options granted under our 1997 Stock Option Plan. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

In May 2004, we granted options to purchase an aggregate of 1,313,860 shares of common stock under our 2004 Stock Plan to employees, non-employee directors and advisors. 550,510 of these options have an exercise price of $13.34 per share and 763,360 of these options have an exercise price per share equal to the initial public offering price of our common stock. We received no payment from optionees upon issuance of these options. These securities were issued pursuant to an employee benefit plan, in a transaction exempt from the registration requirements of the Securities Act in reliance upon Rule 701 of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

(a) The following documents are exhibits to the Registration Statement.

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation of Cabela’s Incorporated**

3.2	Form of Amended and Restated Bylaws of Cabela’s Incorporated**

4.1	Specimen Stock Certificate*

4.2	Registration Rights Agreement, dated as of September 23, 2003, among Cabela’s Incorporated and the security holders named therein**

4.3	Form of 4.95% Senior Note Due September 2009**

4.4	Form of 8.79% Senior Note, Series A, Due January 2007**

4.5	Form of 9.01% Senior Note, Series B, Due January 2007**

4.6	Form of 9.19% Senior Note, Series C, Due January 2010**

4.7	Note Purchase Agreement, dated as of September 5, 2002, among Cabela’s Incorporated and various purchasers party thereto**

4.8	Note Purchase Agreement, dated as of January 1, 1995, among Cabela’s Incorporated and various purchasers party thereto**

4.9	Amendment No. 1 to Note Agreements dated as of January 1, 1995, among Cabela’s Incorporated and various purchasers party thereto**

4.10	Amendment No. 2 to Note Agreements dated as of January 1, 1995, among Cabela’s Incorporated and various purchasers party thereto**

4.11	Amendment No. 3 to Note Agreements dated as of January 1, 1995, among Cabela’s Incorporated and various purchasers party thereto**

4.12	Amendment No. 4 to Note Agreements dated as of January 1, 1995, among Cabela’s Incorporated and various purchasers party thereto**

4.13	Amendment No. 5 to Note Agreements dated as of January 1, 1995, among Cabela’s Incorporated and various purchasers party thereto**

5.1	Opinion of Koley Jessen P.C., A Limited Liability Organization*

10.1	Executive Employment Agreement, dated as of January 4, 2004, among Cabela’s Incorporated and Richard N. Cabela**

10.2	Executive Employment Agreement, dated as of January 4, 2004, among Cabela’s Incorporated and James W. Cabela**

10.3	Employee and Office Space Lease Agreement, dated as of January 1, 2004, among Cabela’s Incorporated and Richard N. Cabela**

10.4	Stock Redemption Agreement, dated as of September 23, 2003, among Cabela’s Incorporated and James W. Cabela and an affiliated party and Richard N. Cabela and his affiliates**

10.5	Stock Purchase Agreement, dated as of September 23, 2003, among Cabela’s Incorporated and the security holders named therein**

10.6	1997 Stock Option Plan**

10.7	First Amendment to 1997 Stock Option Plan**

10.8	Second Amendment to 1997 Stock Option Plan**

Exhibit Number	Exhibit Description

10.9	Third Amendment to 1997 Stock Option Plan**

10.9.1	Fourth Amendment to 1997 Stock Option Plan**

10.10	Form of 1997 Employee Stock Option Agreement**

10.11	Form of Employee Stock Purchase Agreement**

10.12	2004 Stock Plan

10.13	Form of 2004 Employee Stock Option Agreement

10.14	2004 Employee Stock Purchase Plan

10.15	Amended and Restated Credit Agreement, dated as of May 6, 2004, among Cabela’s Incorporated, various lenders party thereto, and U.S. Bank National Association as Agent**

10.16	Amended and Restated Intercreditor Agreement dated as of September 5, 2002, among Cabela’s Incorporated, various lenders party thereto and various noteholders party thereto**

10.17	Revolving Loan Agreement, dated as of October 9, 2001, among World’s Foremost Bank and Wells Fargo Bank Nebraska, N.A.**

16.1	Letter from BKD, LLP regarding change in accountants**

21.1	Subsidiaries of Cabela’s Incorporated**

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Koley Jessen P.C., A Limited Liability Organization (included in Exhibit 5.1)*

24.1	Powers of Attorney (included on the signature page)**

(*)	To be filed by amendment
(**)	Previously filed

(b) Financial Statement Schedules:

Page
Schedule II—Valuation and Qualifying Accounts	S-2

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned Registrant undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska, on June 7, 2004.

CABELA’S INCORPORATED

By:	/s/ Ralph W. Castner

Ralph W. Castner Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Dennis Highby	President, Chief Executive Officer and Director (Principal Executive Officer)	June 7, 2004

/s/ Ralph W. Castner Ralph W. Castner	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 7, 2004

* Richard N. Cabela	Chairman of the Board and Director	June 7, 2004

* James W. Cabela	Vice-Chairman of the Board and Director	June 7, 2004

* Gerald E. Matzke	Director	June 7, 2004

* Michael R. McCarthy	Director	June 7, 2004

*By:	/s/ Ralph W. Castner

Ralph W. Castner As Attorney-in-fact